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TABLE OF CONTENTS 2

As filed with the Securities and Exchange Commission on April 30, 2021

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Qiniu Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

British Virgin Islands (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Floor 1-5, Building Q, No.66 Boxia Road
PuDong New District
Shanghai, 201203, People's Republic of China
+86 21 20703999
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Cogency Global Inc.
122 East 42nd Street, 18th Floor New York, NY 10168
+1 800-221-0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Li He, Esq. James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road, Central Hong Kong +852 2533-3300	Fang Liu, Esq. Jonathan Zonis, Esq. Clifford Chance US LLP c/o 27/F, Jardine House One Connaught Place Hong Kong +852 2825-8888

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

           Emerging growth company    ☒

           If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee

Class A ordinary shares, par value US$0.0001 per share(1)(2)	US$100,000,000	US$10,910

(1)
American depositary shares issuable upon deposit of Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each American depositary share represents            Class A ordinary shares.

(2)
Includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes Class A ordinary shares that are issuable upon the exercise of the underwriters' over-allotment option. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus Dated            , 2021

American Depositary Shares

Qiniu Limited

Representing      Class A Ordinary Shares

        This is an initial public offering of        American depositary shares, or ADSs, of Qiniu Limited. Each ADS represents            of our Class A ordinary shares, par value US$0.0001 per share. The underwriters may also purchase up to            additional ADSs within 30 days to cover over-allotments, if any.

        Prior to this offering, there has been no public market for the ADSs. We expect the initial public offering price will be between US$            and US$            per ADS. We intend to apply to list the ADSs representing our Class A ordinary shares on the Nasdaq Global Select Market under the symbol "QNIU."

        Following the completion of this offering, our issued and outstanding shares will consist of Class A ordinary shares and Class B ordinary shares. Mr. Shiwei Xu, will beneficially own all of our issued Class B ordinary shares and will be able to exercise        % of the total voting power of our issued and outstanding ordinary shares immediately following the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any non-affiliate to such holder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. See "Description of Share Capital."

        Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        We are an "emerging growth company" under the U.S. federal securities laws and will be subject to reduced public company reporting requirements. Investing in the ADSs involves risks. See "Risk Factors" beginning on page 18 of this prospectus.

	Per ADS	Total

Public offering price	US$	US$

Underwriting discounts and commissions(1)	US$	US$

Proceeds, before expenses, to us	US$	US$

(1)
For a description of the compensation payable to the underwriters, see "Underwriting."

        The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on              , 2021.

BofA Securities	UBS Investment Bank	Jefferies
(in alphabetical order)
BOCOM International	FUTU	Tiger Brokers

The date of this prospectus is                , 2021.

Our achievement to date

QINIU

Integrated "Cloud+Data" Platform

Leadership[1]	**Largest** Pure-play PaaS Provider in China	**Largest** Independent Media PaaS Provider in China
Scale	**EB Level** Data Storage[2]	**230M** Average Daily Live Streaming and Real-time Engagement Minutes[3]
Financials	**32.0 % / 107.5 %** Total Revenue Growth[4] / Data PaaS Revenue Growth[4]	**128 / 19 M (RMB)** 2019 / 2020 Net Loss

1. By revenue in 2020, according to Frost & Sullivan
2. As of March 31,2021
3. For the three months ended March 31,2021
4. 2020 vs.2019

        Unless otherwise indicated or the context otherwise requires, all references in this prospectus to "Qiniu Limited" or the "Company," "we," "our," "ours," "us" or similar terms refer to Qiniu Limited, together with its subsidiaries, and, in the context of describing our operations and consolidated financial information, its consolidated variable interest entities, or VIEs.

        We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information. Neither we nor the underwriters are making an offer to sell the ordinary shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs representing our Class A ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

        Until                    , 2021 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

 PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under "Risk Factors," "Business," and information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" before deciding whether to buy the ADSs.

Our Mission

        To empower every organization with intelligent cloud and data services.

Overview

        We are China's leading cloud-based Platform-as-a-Service ("PaaS") provider as measured by revenue in 2020, focusing on media and machine data, pioneering an integrated, one-stop "cloud + data" platform that empowers enterprise customers across a wide spectrum of industries. We are China's largest pure-play PaaS provider with a 4.4% market share and China's largest independent Media Platform-as-a-Service, or MPaaS, provider with a 7.5% market share by revenue in 2020 according to Frost & Sullivan. Our platform provides superior, end-to-end intelligent media cloud and analytics solutions as well as machine data analytics solutions. Underpinning these solutions is our proprietary cloud technology that features data lake, industry-leading media and machine data storage, distribution and analytics capabilities.

        We primarily offer MPaaS for intelligent media solutions and Data Platform-as-a-Service, or DPaaS, for machine data solutions. We have been dedicated to providing intelligent media cloud services since inception and have served over one million customers. As we continued to invest in data technology and deepened understanding of customers' needs, we have successfully established an industry-leading machine data analytics platform. Our agile technology architecture supports the rapid scaling of both MPaaS and DPaaS to meet increasing customer demands.

        The rapid development of cutting-edge technologies and increasing popularity of video streaming internet usage, lead to soaring demand for reliable video cloud services and powerful developer tools for video applications to support the explosion of media data. Our MPaaS integrates core technologies such as data collection, storage, distribution, interactive live streaming, and cloud-based media data processing and analytics. These comprehensive features and compatibility enable developers and customers to develop and use media applications with high efficiency and reliability, low cost and superior user experience and without the need to develop the underlying technologies or infrastructure by themselves. For different use cases, we have optimized our MPaaS to offer end-to-end intelligent media solutions to customers from different industries.

        The rollout of 5G networks and the proliferation of IoT technologies create more and more use cases and thus bring significant growth potential for businesses capitalizing on massive machine data. Supported by our data lake and powered by multi-storage engine and schema-on-read technologies, our DPaaS is able to directly collect, index, store and ingest all types of machine data, including structured, semi-structured and unstructured data. With high-efficiency and easy-to-use data analytics capabilities, we provide an open, user-friendly data collection and analytics platform.

        We have established an integrated "cloud + data" platform offering comprehensive product portfolio. Supported by data lake and cloud-native architecture, our MPaaS and DPaaS solutions have achieved strong synergies when serving our customers. Our MPaaS solutions enable our customers to capture large volume of valuable and definitive data such as customer behavior information and operating metrics. Our customers can use our DPaaS solution to analyze such data, drawing unique business insights and providing superior user experience.

        Openness is an inherent benefit of our platform. At the core of our platform is an open technology architecture equipped with proprietary media and data analytics engines. By offering extensive and easy-to-use development tools, we help developers integrate our products into their applications in various use cases. As an independent PaaS provider, we are dedicated to building a developer-friendly platform and embracing ecosystem partners. As a result, we are able to upgrade and expand the features of our platform, attracting customers from more industry verticals and thereby penetrating into new use cases.

        Our products and solutions cover a wide spectrum of industries, including pan-entertainment, social networking, healthcare, e-commerce, education, media, financial services, automobiles, telecommunications and intelligent manufacturing, among others. We have established a diverse and high quality customer base, with 61.5 thousand MPaaS customers and 775 MPaaS Premium Customers as of December 31, 2020. In 2020, the dollar-based net expansion rate of our MPaaS customers was 112%. We have achieved EB-level data storage as of March 31, 2021 and have empowered an average of approximately 230 million minutes on a daily basis of live streaming and real-time engagement for the three months ended March 31, 2021.

        As a result, we have rapidly scaled our business in recent periods. Our revenues increased by 32.0% from RMB825.0 million in 2019 to RMB1,089.2 million (US$166.2 million) in 2020, and increased by 12.9% from RMB285.6 million for the three months ended March 31, 2020 to RMB322.5 million (US$49.2 million) for the three months ended March 31, 2021. We incurred a net loss of RMB128.2 million and RMB19.3 million (US$2.9 million) in 2019 and 2020, and incurred a net income of RMB23.7 million and a net loss of RMB27.5 million (US$4.2 million) for the three months ended March 31, 2020 and 2021, respectively.

Our Market Opportunities

  •
  Technology advancements and innovations are driving the strong and steady growth of the global cloud service market. According to Frost & Sullivan, China's public cloud service market has reached RMB121.9 billion (US$17.7 billion) in 2020 and is forecasted to grow to RMB480.3 million (US$69.6 billion) by 2025, implying a CAGR of 31.6%, outpacing the forecasted CAGR of global public cloud service market for the same period, which is 24.0%. This brings tremendous opportunities for leading cloud service providers in China.

  •
  PaaS has emerged as a powerful way to improve the efficiencies of software development and leverage the full scalability and performance of IaaS cloud infrastructure for organizations and developers. Development of mobile internet brings rapid growth in use cases such as online education, social networking and entertainment, e-commerce live streaming and video conferencing. High-performance and reliable media transmission and interactive technologies are the backbone for application development in such use cases. The deployment of 5G technology, the development of IoT and augmented reality (AR)/virtual reality (VR) technologies, and the proliferation of real-time interaction use cases further increase the need for powerful MPaaS tools.

  •
  The deployment of 5G and IoT technologies brings increasing demand for data intelligence. The significant increase in machine data is offering richer and more valuable insights to organizations, including key business and performance metrics, customer attributes and behavior, product strengths and capabilities, among others, enabling organizations to gain visibility into customer behavior, increase operation efficiency, enhance security and optimize decision-making. Machine data analytics has been widely adopted in use cases such as intelligent maintenance management, business intelligence, safety analytics and IoT data analytics.

  •
  Cloud adoption is accelerating and diversifying as organizations migrate from on-premise IT architectures to dynamic and multi-cloud architectures. Cloud services are penetrating into more traditional industries and use cases across the world. We have witnessed innovations in data application and transmission as a result of cloud adoptions.

The Qiniu Platform

Our Technology Architecture

        Our technology is built upon our proprietary cloud-native architecture, which includes container computing, object storage and distribution network technologies. We have developed features including media data collecting, interactive live streaming, media data processing, machine data real-time search and analytics engine, and machine data indexing, thereby establishing an integrated "cloud + data" platform.

Our Solutions

  •
  MPaaS.  Our industry-leading end-to-end intelligent media cloud platform offers comprehensive solutions including interactive live streaming products, intelligent media data analytics platform ("Dora"), Qiniu content deliver network ("QCDN") and storage ("Kodo"). Our MPaaS solutions effectively address the pain points faced by customers such as significant investment in IT resources, high technology barriers and difficulties in optimizing user experiences.

  •
  DPaaS.  Our DPaaS solution, Pandora, primarily empowers enterprise customers from financial services, automobile, telecommunications, intelligent manufacturing and internet industries with capabilities of machine data collection, indexing, ingestion, analytics and application. Powered by our proprietary data analytics engine and schema-on-read and search processing language ("SPL") technologies, we provide customers from various industries with powerful and easy-to-use data analytics and processing solutions and various open APIs. Pandora enables customers to achieve intelligent full life-cycle data management with features such as real-time data collection, intelligent data processing, machine learning algorithms and data visualization.

  •
  Other Cloud Services.   Complementary to our MPaaS and DPaaS solutions, to a lesser extent, we also offer other cloud services, which primarily include QVM, a comprehensive suite of solutions including cloud servers, databases, network, security and storage. QVM supports multi-cloud deployment and is featured with high elasticity, stability, scalability, performance and security.

        Our MPaaS and DPaaS solutions have achieved strong synergies when serving our customers. Our MPaaS solutions enable our customers to capture large volume of valuable and definitive data such as customer behavior information and operating metrics. Our customers can use our DPaaS solution to analyze such data, drawing unique business insights and providing superior user experience.

Our Strengths

        We believe the following competitive strengths are essential for our continued leadership and differentiate us from our competitors:

  •
  Leading cloud PaaS provider in China focusing on integrated "cloud + data" solutions;

  •
  Comprehensive solutions with superior service capabilities;

  •
  Cutting-edge technologies and prominent research and development capabilities;

  •
  Far-reaching developer influence and open ecosystem;

  •
  Premium and loyal customer base and strong customer acquisition capabilities; and

  •
  Experienced management team.

Our Growth Strategy

        The key elements of our growth strategy include the followings, which we believe would empower us to further achieve superior growth and strengthen our market position:

  •
  Invest in technology and innovation;

  •
  Proactively expand industry verticals and use cases;

  •
  Deepen our relationship within existing customers and attract new customers;

  •
  Enhance our ecosystem; and

  •
  Expand internationally.

Summary of Risks Affecting Our Company

        Investing in the ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. These risks are discussed in more details in the section titled "Risk factors," which you should read in its entirety.

Risks Relating to Our Business and Industry

  •
  If we fail to maintain and enhance the functions, performance, reliability, design, security, and scalability of our platform to meet our customers' evolving needs, we may lose our customers;

  •
  If we fail to maintain and grow our customer base, keep our customers engaged through our products and solutions, our business growth may not be sustainable;

  •
  If our products and solutions do not achieve sufficient market acceptance, our business and competitive position will suffer; and

  •
  If our expansion into new verticals is not successful, our business, prospects and growth momentum may be materially and adversely affected.

Risks Relating to Our Corporate Structure

  •
  If the PRC government finds that the agreements that establish the structure for operating some of our businesses in China do not comply with applicable PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe consequences, including the nullification of the contractual arrangements and the relinquishment of our interest in those businesses; and

  •
  We rely on contractual arrangements with our VIEs and their shareholders for substantially all of our business operations, which may not be as effective as direct ownership in providing operational control.

Risks Relating to Doing Business in China

  •
  A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business, results of operations and financial condition; and

  •
  Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the ADSs and this Offering

  •
  An active trading market for our ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly; and

  •
  The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

Contractual Arrangements and Corporate Structure

        We are a business company incorporated in the British Virgin Islands. Our PRC subsidiary, Kongshan Internet Technology (Shanghai) Co., Ltd., or Shanghai Kongshan, is considered as a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct substantially all of our business in China through our VIEs, Shanghai Qiniu Information Technology Co., Ltd., or Qiniu Information, Beijing Kongshan Information Technology Co., Ltd., or Beijing Kongshan, and Shanghai Qiniu Internet Technology Co., Ltd., or Qiniu Internet, based on a series of contractual arrangements. As a result of these contractual arrangements, we have control over, and are considered the primary beneficiary of, our VIEs and consolidate their financial statements in our consolidated financial statements under U.S. GAAP.

        The following chart illustrates our corporate structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, and our VIEs immediately upon the completion of this offering, assuming no exercise of underwriters' option to purchase additional ADS.

Note:

(1)
The Shareholders of each of our VIEs, namely Qiniu Information, Beijing Kongshan, and Qiniu Internet are Shiwei Xu (our chairman and chief executive officer) and Guihua Lyu (our director and president), who are the founders of the Company.

Our Corporate Information

        Our principal executive offices are located at Floor 1-5, Building Q, No.66 Boxia Road, PuDong New District, Shanghai, 201203, People's Republic of China. Our telephone number at this address is +86 21 20703999. Our registered office in the British Virgin Islands is located at Maples Corporate Services (BVI) Limited at Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168.

        Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.qiniu.com. The information contained on our website is not a part of this prospectus.

Implications of Being an Emerging Growth Company

        As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America's Surface Transportation Act of 2015), or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions. Accordingly, the information contained herein may be different than the information you receive from other public companies. References to an "emerging growth company" in this prospectus shall have the meaning associated with that term in the JOBS Act.

        We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. See "Risk Factors—Risks Relating to the ADSs and This Offering—We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements."

Conventions Which Apply to This Prospectus

        Unless we indicate otherwise, all information in this prospectus reflects the following:

  •
  no exercise by the underwriters of their over-allotment option to purchase up to                    additional ADSs representing                     Class A ordinary shares from us; and

        Except where the context otherwise requires and for purposes of this prospectus only:

  •
  "active users" refers to persons or entities who have used our services during a certain period;

  •
  "ADSs" refers to the American depositary shares, each representing                    Class A ordinary shares;

  •
  "Annualized Revenues" is calculated by dividing the revenues from a customer for the current period by the number of months in the current period and multiplying that amount by 12;

  •
  "BVI" refers to the British Virgin Islands;

  •
  "BVI Act" refers to the BVI Business Companies Act (as amended);

  •
  "China" or "PRC" refers to the People's Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

  •
  "Class A ordinary share" refers to our Class A ordinary shares, par value US$0.0001 per share;

  •
  "Class B ordinary share" refers to our Class B ordinary shares, par value US$0.0001 per share;

  •
  "dollar-based net expansion rate" refers to the quotient obtained by dividing the MPaaS revenue from a cohort in the current period by the MPaaS revenue from the same cohort in the previous corresponding period. "Cohort" is defined as the population of MPaaS customers for the previous corresponding period.

  •
  "DPaaS" refers to Data Platform-as-a-Service;

  •
  "EB" refers to exabyte, which equals to 1,000,000,000 gigabytes;

  •
  "independent PaaS providers" refer to PaaS providers that are not belonging to any large-scale conglomerates that are involved in a wide range of businesses where they could potentially compete with their customers;

  •
  "MIIT" refers to Ministry of Industry and Information Technology of the People's Republic of China

  •
  "MOFCOM" refers to Ministry of Commerce of the People's Republic of China

  •
  "MPaaS" refers to Media Platform-as-a-Service;

  •
  "MPaaS Premium Customer" refers to, (i) for a historical year, a customer with annual revenues from MPaaS solutions of over RMB100,000, or (ii) for the current period, a customer with Annualized Revenues from MPaaS solutions of over RMB100,000;

  •
  "PB" refers to petabyte, which equals to 1,000,000 gigabytes;

  •
  "RMB" or "Renminbi" refers to the legal currency of the People's Republic of China;

  •
  "US$," "dollars" or "U.S. dollars" refers to the legal currency of the United States;

  •
  "Qiniu," "we," "us," "our company," and "our" refer to Qiniu Limited, a British Virgin Islands business company and its subsidiaries and, in the context of describing our operations and consolidated financial information, its consolidated variable interest entities;

  •
  "variable interest entities" or "VIEs" refer to the PRC entities of which we have power to control the management, and financial and operating policies and have the right to receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests at the minimum price possible to the extent permitted by PRC law;

        Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB6.5518 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2021. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On April 23, 2021, the noon buying rate for Renminbi was RMB6.4945 to US$1.00.

        This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by Frost & Sullivan, a third-party industry research firm, to provide information regarding our industry and market position. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the "Risk Factors" section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

 THE OFFERING

Offering price range	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.
ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
The ADSs	Each ADS represents Class A ordinary shares, par value US$0.0001 per share. The depositary will hold the ordinary shares underlying the ADSs. You will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.
You may turn in the ADSs to the depositary in exchange for our Class A ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold the ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the "Description of American Depositary Shares" section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.
Ordinary shares	We will issue Class A ordinary shares represented by the ADSs in this offering.

Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any non-affiliate of such holder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

All options, regardless of grant dates, will entitle holders to the equivalent number of Class A ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met.
See "Description of Share Capital."
Ordinary shares outstanding immediately after this offering	Class A ordinary shares, par value US$0.0001 per share (or Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).
Over-allotment option
We have granted the underwriters the right to purchase up to an additional ADSs from us within 30 days of the date of this prospectus, to cover over-allotments, if any, in connection with the offering.
Listing	We intend to apply to list the ADSs representing our Class A ordinary shares on the Nasdaq under the symbol "QNIU."
Use of proceeds
We estimate that the net proceeds to us from the offering will be approximately US$ . We intend to use the net proceeds from the offering for research and development, investment in technology infrastructure such as self-operated edge nodes, strategic investments and acquisitions complementary to our business, as well as other general corporate purposes. See "Use of Proceeds."
Lock-up
We, [our directors and officers, all of our shareholders and all holders of our share-based awards] have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. See "Shares Eligible for Future Sale" and "Underwriting" for more information.
Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2021.
Depositary	Deutsche Bank Trust Company Americas
Taxation	For British Virgin Islands, PRC and U.S. federal income tax considerations with respect to the ownership and disposition of the ADSs, see "Taxation."
Risk Factors
See "Risk Factors" and other information included in this prospectus for discussions of the risks relating to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.

        Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to            additional Class A ordinary shares to cover over-allotments, if any, in connection with the offering.

OUR SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following summary consolidated statement of operations data for the years ended December 31, 2019 and 2020, summary consolidated balance sheet data as of December 31, 2019 and 2020 and summary consolidated cash flow data for the years ended December 31, 2019 and 2020, have been derived from audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statement of operations data for the three months ended March 31, 2020 and 2021, the summary consolidated balance sheet data as of March 31, 2021 and summary consolidated cash flow data for the three months ended March 31, 2020 and 2021 have been derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus and have been prepared on the same basis as the audited consolidated financial statements. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        The following table presents our summary consolidated statements of operations data for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Summary Consolidated Statements of Operations Data:
Revenues	824,963	100.0	1,089,214	166,247	100.0	285,597	100.0	322,535	49,228	100.0
Cost of revenues(1)	(639,476)	(77.5)	(852,132)	(130,061)	(78.2)	(199,782)	(70.0)	(248,217)	(37,885)	(77.0)

Gross profit	185,487	22.5	237,082	36,186	21.8	85,815	30.0	74,318	11,343	23.0
Operating expenses
Research and development expenses(1)	(108,216)	(13.1)	(96,928)	(14,794)	(8.9)	(22,074)	(7.7)	(29,137)	(4,447)	(9.0)
Selling and marketing expenses(1)	(108,432)	(13.2)	(100,675)	(15,366)	(9.3)	(19,529)	(6.8)	(45,789)	(6,989)	(14.1)
General and administrative expenses(1)	(97,302)	(11.8)	(79,565)	(12,144)	(7.3)	(20,839)	(7.3)	(27,920)	(4,262)	(8.7)

Total operating expenses	(313,950)	(38.1)	(277,168)	(42,304)	(25.5)	(62,442)	(21.8)	(102,846)	(15,698)	(31.8)

Operating (loss)/income	(128,463)	(15.6)	(40,086)	(6,118)	(3.7)	23,373	8.2	(28,528)	(4,355)	(8.8)
Interest expenses	(7,492)	(0.9)	(4,233)	(646)	(0.4)	(1,429)	(0.5)	(263)	(40)	(0.1)
Interest income	4,384	0.6	5,298	809	0.5	1,177	0.4	1,049	160	0.3
Investment (losses)/income, net	(1,080)	(0.1)	1,089	166	0.1	467	0.2	—	—	—
Foreign currency exchange (losses)/gains, net	(624)	(0.1)	4,028	615	0.4	(1,084)	(0.4)	(1,155)	(176)	(0.3)
Gain from disposal of an equity method investment	—	—	673	103	0.1	—	—	—	—	—
Change in fair value of a long-term investment	—	—	1,396	213	0.1	—	—	318	49	0.1
Share of (losses)/profit of equity method investments	(266)	(0.0)	76	12	0.0	(14)	(0.0)	(13)	(2)	(0.0)
Other income	5,297	0.6	12,476	1,904	1.1	1,233	0.4	1,101	168	0.3

(Loss)/income before income taxes	(128,244)	(15.5)	(19,283)	(2,942)	(1.8)	23,723	8.3	(27,491)	(4,196)	(8.5)
Income tax expense	—	—	—	—	—	—	—	—	—	—

Net (loss)/income	(128,244)	(15.5)	(19,283)	(2,942)	(1.8)	23,723	8.3	(27,491)	(4,196)	(8.5)

Accretion of Redeemable Convertible Preferred Shares	(42,772)	(5.2)	(151,837)	(23,175)	(13.9)	—	—	—	—	—

Net (loss)/income attributable to Qiniu Limited	(171,016)	(20.7)	(171,120)	(26,117)	(15.7)	23,723	8.3	(27,491)	(4,196)	(8.5)

Note:

(1)
Includes share-based compensation expenses as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenues	(585)	487	74	(15)	400	61
Research and development expenses	4,432	5,506	840	1,104	199	30
Selling and marketing expenses	3,825	4,886	746	1,265	10,194	1,556
General and administrative expenses	15,814	610	93	1,150	3,554	542

Total	23,486	11,489	1,753	3,504	14,347	2,189

        The following table presents our summary consolidated balance sheet data as of December 31, 2019 and 2020 and March 31, 2021.

	As of December 31,			As of March 31,
	2019	2020		2021
	RMB	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash	120,009	140,129	21,388	176,372	26,920
Time deposits	104,643	398,019	60,750	298,994	45,635
Accounts receivable, net	154,003	161,959	24,720	184,435	28,150
Total current assets	448,182	751,378	114,684	734,388	112,090
Total non-current assets	222,433	206,164	31,467	230,505	35,181
Total assets	670,615	957,542	146,151	964,893	147,271
Accounts payable	40,107	43,408	6,625	67,183	10,254
Contract liabilities	105,196	99,473	15,183	96,713	14,761
Total current liabilities	390,680	408,099	62,289	395,704	60,395
Total non-current liabilities	10,509	3,660	559	3,059	467
Total liabilities	401,189	411,759	62,848	398,763	60,862
Total mezzanine equity	2,564,622	2,855,456	435,828	2,875,762	438,927
Total shareholders' deficit	(2,295,196)	(2,309,673)	(352,525)	(2,309,632)	(352,518)
Total liabilities, mezzanine equity and shareholders' deficit	670,615	957,542	146,151	964,893	147,271

        The following table presents our summary consolidated cash flow data for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)			(in thousands)
Summary Consolidated Cash Flow Data
Net cash (used in)/provided by operating activities	(89,923)	82,410	12,578	(1,435)	(33,478)	(5,110)
Net cash (used in)/provided by investing activities	(161,348)	(297,352)	(45,384)	26,491	92,918	14,182
Net cash provided by/(used in) financing activities	75,125	269,325	41,107	(7,968)	(22,613)	(3,451)
Effect of foreign currency exchange rate changes on cash	(1,092)	(34,263)	(5,230)	1,681	(584)	(89)
Net (decrease)/increase in cash	(177,238)	20,120	3,071	18,769	36,243	5,532
Cash at the beginning of the year/period	297,247	120,009	18,317	120,009	140,129	21,388
Cash at the end of the year/period	120,009	140,129	21,388	138,778	176,372	26,920

Non-GAAP Financial Measures

        In evaluating our business, we consider and use certain non-GAAP measures, including adjusted net (loss)/income, adjusted net (loss)/income margin, adjusted EBITDA and adjusted EBITDA margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net (loss)/income as net (loss)/income excluding share-based compensation and foreign exchange losses/(gains) and we define adjusted net (loss)/income margin as adjusted net (loss)/income as a percentage of revenues. We define adjusted EBITDA as adjusted net (loss)/income excluding interest income, interest expenses, income tax expense and depreciation and amortization, and we define adjusted EBITDA margin as adjusted EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors' assessment of our operating performance.

        These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

        We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

        The following tables reconcile our adjusted net (loss)/income, adjusted EBITDA for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021, to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which are net (loss)/income:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net (loss)/income	(128,244)	(19,283)	(2,942)	23,723	(27,491)	(4,196)
Adjustments:
Share-based compensation	23,486	11,489	1,753	3,504	14,347	2,189
Foreign exchange losses/(gains)	624	(4,028)	(615)	1,084	1,155	176
Adjusted net (loss)/income	(104,134)	(11,822)	(1,804)	28,311	(11,989)	(1,831)
Adjustments:
Interest income	(4,384)	(5,298)	(809)	(1,177)	(1,049)	(160)
Interest expenses	7,492	4,233	646	1,429	263	40
Income tax expense	—	—	—	—	—	—
Depreciation and amortization	73,095	67,569	10,313	16,876	16,308	2,489
Adjusted EBITDA	(27,931)	54,682	8,346	45,439	3,533	538

	For the Year Ended December 31,		For the Three Months Ended March 31,
	2019	2020	2020	2021
	%
Net (loss)/income margin	(15.5)	(1.8)	8.3	(8.5)
Adjusted net (loss)/income margin	(12.6)	(1.1)	9.9	(3.7)
Adjusted EBITDA margin	(3.4)	5.0	15.9	1.1

Key Operating Metrics

        In 2019 and 2020, revenue generated from our MPaaS Premium Customers accounted for 89.8% and 91.5% of our total MPasS revenues in the same periods, respectively. The following table sets forth certain of our key operating metrics of our MPaaS solutions that we use to measure our business for the periods indicated.

	For the Year Ended December 31,
	2019	2020
MPaaS solutions
Number of MPaaS Premium Customers	682	775
Average revenue per MPaaS Premium Customer (RMB'000)	1,026.5	1,212.5

        As a result of our business expansion efforts and increasing demands for our MPaaS solutions, our MPaaS Premium Customers increased from 682 in 2019 to 775 in 2020, and the average revenue per

MPaaS Premium Customer increased from RMB1,026.5 thousand in 2019 to RMB1,212.5 thousand in 2020.

	For the Year Ended December 31,
	2019	2020
MPaaS solutions
Number of MPaaS customers	54,256	61,502
Dollar-based net expansion rate	N/A	112%

        Our dollar-based net expansion rate of MPaaS customers was 112% in 2020, which indicates our ability to retain and grow revenue from our MPaaS customers.

        The following table sets forth certain of our key operating metrics of our DPaaS solution that we use to measure our business for the periods indicated.

	For the Year Ended December 31,
	2019	2020
DPaaS solution
Number of DPaaS customers	306	240
Average revenue per DPaaS customer (RMB'000)	18.5	48.7

        As our DPaaS solution is still at its early stage of development, since 2020, we started to focus on developing business relationships with industry-leading customers to demonstrate the quality of our services and enhance our brand awareness. In 2020, we completed various lighthouse projects with industry leaders such as Littlegenius. Accordingly, our average revenue per DPaaS customer increased significantly from RMB18.5 thousand in 2019 to RMB48.7 thousand in 2020.

        For the three months ended March 31, 2020 and 2021, we had 38,281 and 47,540 MPaaS customers, respectively, which reflected our business expansion efforts. As a result, revenue from our MPaaS solutions increased by 11.4% from RMB270.3 million for the three months ended March 31, 2020 to RMB301.1 million (US$46.0 million) for the three months ended March 31, 2021.

        For the three months ended March 31, 2020 and 2021, we had 179 and 158 DPaaS customers, respectively. In line with our efforts to develop business relationships with industry-leading customers to demonstrate the quality of our services and enhance our brand awareness, our average revenue per DPaaS customer increased significantly from RMB6.5 thousand for the three months ended March 31, 2020 to RMB50.3 thousand for the three months ended March 31, 2021.

RISK FACTORS

        You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in the ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition and results of operations. The market price of the ADSs could decline significantly as a result of any of these risks and uncertainties, and you may lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our financial statements and the related notes thereto. You should also carefully review the cautionary statements referred to under "Forward-looking Statements." Our actual results could differ materially and adversely from those anticipated in this prospectus.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

If we fail to maintain and enhance the functions, performance, reliability, design, security, and scalability of our platform to meet our customers' evolving needs, we may lose our customers.

        The market for cloud and data services in China is constantly changing with innovations. Our success has been based on our dedication to the development of innovative and high quality products and solutions on our platform. Our ability to continue to attract and retain customers and increase sales depends largely on our ability to continue improving and enhancing the functions, performance, reliability, design, security, and scalability of our platform.

        We may experience difficulties in developing new technologies as it is costly and time consuming, which in turn could delay or prevent the development, introduction or implementation of new products and solutions. While we have invested a significant amount of time and money in cloud service development to date, we may not have sufficient resources to invest at the same level going forward. To the extent we are unable to improve and enhance the functions, performance, reliability, design, security, and scalability of our platform in a manner that timely and effectively responds to our customers' evolving needs, we may lose our customers and our business, financial condition, results of operations, and prospects may be materially and adversely affected.

If we fail to maintain and grow our customer base, keep our customers engaged through our products and solutions, our business growth may not be sustainable.

        To achieve the sustainable growth of our business, we must continuously attract new customers, retain existing customers and increase their incremental spending on our products and solutions. To keep pace with our customers' evolving demands, we need to improve our existing products and solutions, and launch new products and solutions, on a timely basis. If we fail to accurately identify our customers' demands or continuously provide them with products and solutions that add value to their businesses, our customers may be reluctant to increase their spending on our platform, and as a result, the growth of our business may be stalled.

        In addition, our future success largely depends on our ability to upgrade our PaaS solutions. In 2020, we had 63.0 thousand paying customers, representing an increase of 12.7% from 2019. We cannot assure you that we will achieve similar growth rates for our customer base in the future. Despite our efforts in researching and developing technology-driven PaaS products and solutions, we cannot assure you that our existing and future PaaS solutions will sustain the current level of popularity. Customers may not choose or continue to use our PaaS solutions if they become outdated or if our competitors offer superior PaaS solutions. As a result, our PaaS business may not grow at a rate we anticipate or at all, which may, in turn, materially and adversely affect our business, results of operations, financial condition and prospects.

If our products and solutions do not achieve sufficient market acceptance, our business and competitive position will suffer.

        To meet our customers' rapidly evolving demands, we invest substantial resources in research and development to enhance our products and solutions, as well as in improving our platform. When we develop or acquire new or enhanced products and solutions, we typically incur significant expenses and expend resources upfront to develop, market, promote and sell the new offerings. Therefore, when we develop or acquire and introduce new or enhanced products and solutions, they must achieve high levels of market acceptance in order to justify the amount of our investment in developing and bringing them to market. Our new products and solutions, or enhancements and changes to our existing products and solutions, could fail to attain sufficient market acceptance for many reasons, including, among others:

  •
  failure to predict market demand accurately in terms of functionality and a failure to supply products and solutions that meet this demand in a timely manner;

  •
  defects, errors, or disruptions;

  •
  negative publicity about our platform's performance or effectiveness;

  •
  changes in the legal or regulatory requirements, or increased legal or regulatory scrutiny, adversely affecting our platform;

  •
  emergence of competitors that achieve market acceptance before we do;

  •
  delays in releasing enhancements to our platform to the market; and

  •
  introduction or anticipated introduction of competing products or solutions by our competitors.

        If our new products and solutions, or any enhancements, do not achieve adequate acceptance in the market, or if products and solutions developed by others achieve greater acceptance in the market, our business could be harmed.

If our expansion into new verticals is not successful, our business, prospects and growth momentum may be materially and adversely affected.

        Our products and solutions are specifically designed to address the diversified needs of our customers across different verticals. Through our top-notch platform resources and years of technology accumulation, we have a track record of successful expansion into and becoming a leader in new verticals. We cannot assure you, however, that we will be able to maintain this momentum in the future. Expanding into new verticals involves new risks and challenges. Our lack of familiarity with new verticals may make it more difficult for us to keep pace with the evolving customer needs and preferences. In addition, there may be one or more existing market leaders in any vertical that we decide to expand into. Such companies may be able to compete more effectively than us by leveraging their experience in doing business in that market as well as their deeper industry insight and greater brand recognition among customers. We will need to comply with new laws and regulations applicable to these businesses, the failure of which would adversely affect our reputation, business, results of operations and financial condition. Expansion into any new vertical may place significant strain on our management and resources, and failure to expand successfully could have a material adverse effect on our business and prospects.

We have experienced significant growth and expect our growth to continue, but if we fail to effectively manage our growth, our business, results of operations and financial condition could be adversely affected.

        We have experienced significant growth in our business. Our total revenues have increased by 32.0% from approximately RMB825.0 million in 2019 to approximately RMB1,089.2 million

(US$166.2 million) in 2020, and have increased by 12.9% from approximately RMB285.6 million for the three months ended March 31, 2020 to approximately RMB322.5 million (US$49.2 million) for the three months ended March 31, 2021. This growth has placed and may continue to place significant demands on our managerial, administrative, operational, financial and other resources. Furthermore, we intend to grow by expanding our business, increasing market penetration of our existing products and solutions and developing new ones. To maintain our growth, we need to attract more customers, hire more qualified R&D staff and other staff, scale up our offerings and strengthen our technology infrastructure. If we fail to efficiently manage the expansion of our business, our costs and expenses may increase faster than we planned and we may not successfully attract a sufficient number of customers and users in a cost-effective manner, respond to competitive challenges, or otherwise execute our business strategies. These activities require significant capital expenditures and investment of valuable management and financial resources, and our growth will continue to place significant demands on our management. There is no guarantee that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all.

        Moreover, our results of operations may fluctuate in the future due to a variety of factors, many of which are outside of our control, and the variability and unpredictability of such factors could result in our failure to meet or exceed our financial expectations for a given period. As a result, our past results may not be indicative of our future performance.

The market in which we participate is competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed.

        The cloud service and PaaS markets are competitive and rapidly evolving. The principal competitive factors in our market include research and development capabilities, industry know-how, continuous capital investment, product portfolio, among others. Some of our existing competitors might have substantial competitive advantages, including larger scale, longer operating history, greater brand recognition, more established relationships with customers, suppliers and partners, and greater financial, research and development, marketing and other resources. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. In addition, some competitors may offer products, solutions and services that address one or more number of functions at lower prices, with greater depth than our products, solutions and services or in different geographies. Our existing and potential competitors may develop and market new products, solutions and services with functionality comparable to ours, and this could force us to decrease prices in order to remain competitive. If we are unable to compete successfully against our current or potential competitors, our business, financial condition, and results of operations may be materially and adversely impacted.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our business may be materially and adversely affected.

        The PaaS market is subject to rapid technological changes, evolving industry standards, regulations and customer needs, requirements and preferences. The success of our business will depend, in part, on our ability to adapt and respond to these changes on an effective and timely basis. If we fail to upgrade products and solutions that satisfy customers and end-users and provide enhancements and new features for existing products that keep pace with rapid technological and industry changes, our business, operating results and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products, solutions and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

        Our platform must integrate with a variety of network, hardware, mobile and software platforms and technologies, and we need to continuously modify and enhance our products and solutions to adapt to changes and innovation in these technologies. Any failure of our products and solutions to function effectively with evolving technologies could reduce the demand for our products and solutions. If we are unable to respond to these changes in a cost-effective and timely manner, our products and solutions may become less marketable and less competitive or obsolete, and our business, operating results and financial condition could be adversely affected.

To support our business growth, we continue to invest heavily in our research and development efforts, the expenses of which may negatively impact our cash flow, and may not generate the results we expect to achieve.

        Our technological capabilities are critical to our success, and we have been continuously investing heavily in our research and development efforts. Our R&D expenses incurred were approximately RMB108.2 million, RMB96.9 million (US$14.8 million), RMB22.1 million and RMB29.1 million (US$4.4 million), respectively, for the years ended December 31, 2019 and 2020 and for the three months ended March 31, 2020 and 2021, accounting for approximately 34.5%, 35.0%, 35.4% and 28.3% of the operating expenses for each of the corresponding periods. The industry in which we operate is subject to rapid technological changes and is evolving quickly in terms of technological innovation. We need to invest significant resources, including financial and human resources, in research and development to lead technological advances in order to make our products and solutions innovative and competitive in the market. As a result, we expect that our research and development expenses will continue to increase.

        Furthermore, development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our development results. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which the technology has been and will continue to be developed, we may not be able to timely upgrade our technologies in an efficient and cost-effective manner, or at all. New technologies in our industry could render our platform, our products and solutions that we are developing or expect to develop in the future obsolete, not commercially viable or unattractive, thereby limiting our ability to recover related development costs, which could result in a decline in our revenues, profitability and market share.

If our platform experiences material errors, defects or security issues, we may lose our customers, fail to honor our obligations in respect of our contract liabilities, and incur significant remedial costs.

        Despite repeated testing, our products and solutions by their nature may contain technical errors, defects or security issues that are difficult to detect and rectify, particularly when first introduced or when new versions or upgrades are implemented. Due to the complexity of our products and solutions, we may not be able to fix these errors, defects and security issues in a timely manner or at all. We may incur significant expenses rectifying any material error or defect and compensating our customers who are affected by such error or defect. In addition, if we fail to provide the prescribed products or solutions to our customers in time or at all due to such material errors, defects or security issues, we may not be able to honor our obligations in respect of our contract liabilities, which totaled RMB105.2 million, RMB99.5 million (US$15.2 million) and RMB96.7 million (US$14.8 million) as of December 31, 2019 and 2020 and March 31, 2021, respectively.

        Given that many of our customers use our products and solutions in critical parts of their businesses, any error, defect or service interruption on our platform could result in significant losses for our customers. Our customers may seek significant compensation from us for any losses they incur as result of such errors or cease using our products and solutions altogether. Such claims, even if unsuccessful, could be costly, time-consuming and distracting to management, result in a diversion of significant resources, and have an adverse effect on our business, operating results and financial condition. We cannot assure you that the disclaimers limiting our exposure to claims, which we typically include in the agreements with our customers, will be enforceable or give us adequate protections against liabilities. Moreover, our customers may share information about their poor experiences in the community, resulting in negative publicity about us. Such negative publicity could damage our reputation and hurt our future sales.

Our brand is integral to our success. If we fail to effectively maintain, promote and enhance our brand, our business and competitive advantage may be harmed.

        We believe that maintaining, promoting and enhancing our Qiniu Cloud brand is critical to maintaining and expanding our business. Maintaining and enhancing our brand depend largely on our ability to continue to provide high quality, well-designed, useful, reliable, and innovative products and solutions, which we cannot assure you we will do successfully.

        We believe the importance of brand recognition will increase as competition in our market increases. In addition to our ability to provide reliable and useful PaaS solutions at competitive prices, the successful promotion of our brand will also depend on the effectiveness of our marketing efforts. We primarily market our products and solutions through our sales and marketing force, and a number of free traffic sources including developers' word-of-mouth referrals. Our efforts to market our brand have incurred significant costs and expenses and we intend to continue such efforts. We cannot assure you, however, that our selling and marketing expenses will lead to increasing revenue, and even if they did, such increases in revenue might not be sufficient to offset the expenses incurred.

Security breaches and attacks against our systems and network, and any failure to otherwise protect personal, confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.

        We have implemented various cybersecurity measures, but such measures may not detect, prevent or control all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, Trojan horses, malicious software, break-ins, phishing attacks, third-party manipulation, security breaches, employee misconduct or negligence or other attacks, risks, data leakage and similar disruptions that may cause service interruptions or jeopardize the security of data stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of user information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers, there can be no assurance that we will be able to anticipate, or implement adequate measures to protect against these attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liabilities, our reputation and business would be harmed and we could sustain substantial revenue loss from lost of sales and customer dissatisfaction.

We partially rely on third-party service providers to conduct our business and any interruption or delay in such third parties or our own failure may impair our customers' experience.

        We partially rely on third-party service providers with respect to our PaaS business. For example, we use various third-party cloud-hosting providers or other generic IT services to provide cloud infrastructure, including data center facilities, for our platform. Customers need to be able to access our platform at any time, without interruption or degradation of performance, and we provide some customers with service-level commitments with respect to uptime. Any limitation on the capacity of our data centers or cloud infrastructure could impede our ability to onboard new customers or expand the usage of our existing customers, host our products or serve our customers, which could adversely affect our business, financial condition and results of operations. In addition, any incident affecting our data centers or cloud infrastructure that may be caused by cyberattacks, natural disasters, fire, flood, severe storm, earthquake, power loss, outbreaks of contagious diseases, telecommunications failures, terrorist or other attacks, or other events beyond our control could negatively affect our platform. A prolonged service disruption affecting our data centers or technology infrastructure for any of the foregoing reasons would negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative providers or taking other actions in preparation for, or in response to, events that damage the third-party hosting services we use.

        Furthermore, these third-party service providers may not continue to be available to us on commercially reasonable terms, or at all. If we lose our right to use any of these service providers, it could lead to significant increase in our expenses or otherwise result in a delay or disruption in our solutions until equivalent technology is developed by us, or obtained from another third party, and integrated into our solutions. If performance of the third parties that we work with proves unsatisfactory, or if any of them violates its contractual obligations to us, we may need to replace such third party and/or take other remedial action, which could result in additional costs and materially and adversely affect our offerings to customers. Moreover, the financial condition of our third-party service providers may deteriorate over the course of our contract term, which may also impact the ability of such third party to continue providing their services to us.

Our products and solutions rely on the stable performance of servers, and any disruption to our servers due to internal and external factors could diminish demand for our products and solutions, harm our business, our reputation and results of operations and subject us to liability.

        We rely in part upon the stable performance of servers for provision of our products and solutions. Those servers may incur disruptions due to internal and external factors, such as inappropriate maintenance, defects in the servers, cyberattacks, occurrence of catastrophic events or human errors. Such disruptions could result in negative publicity, loss of or delay in market acceptance of our products and solutions, loss of competitive position, lower customer retention or claims by customers for losses sustained by them. In such an event, we may need to expend additional resources to help with recovering. In addition, we may not carry insurance to compensate us for any losses that may result from claims arising from disruption in third-party servers. As a result, our reputation and our brand could be harmed, and our business, results of operations and financial condition may be adversely affected.

Our and our business partners' business operations have been adversely affected by the COVID-19 outbreak, and may in the future continue to be affected by the COVID-19 outbreak.

        On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the novel coronavirus disease 2019, or COVID-19, outbreak a public health emergency of international concern, and on March 11, 2020 the World Health Organization declared the global COVID-19 outbreak a pandemic. The COVID-19 virus continues to spread rapidly worldwide, including where our customers, suppliers and other business partners are located and where we have business operations. During the COVID-19 pandemic, government authorities around the world have ordered businesses to close and people to remain at home while imposing significant restrictions on traveling and social gatherings. Our customers and suppliers are also affected by COVID-19 related restrictions and closures. These measures have impacted, and may further impact, our workforce and operations, the operations of our customers and suppliers and other business partners. There continues to be significant uncertainties associated with the COVID-19 pandemic, including with respect to the ultimate spread of the virus, the severity of the disease, the duration of the outbreak, the possibility of successive waves of outbreaks, further actions that may be taken by governmental authorities around the world to contain the virus or to treat its impact, and the scope and length of the resulting economic downturn.

        Furthermore, we may in the future experience additional disruptions that could materially and adversely impact our business operations, financial condition and results of operations, including but not limited to:

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  decrease in number of customers;

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  decrease in demand for our products and solutions;

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  delays in the timing of purchasing decisions and sales and implementation cycles of our products and solutions by our existing or prospective customers;

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  inefficiencies, delays and additional costs in our product development, sales, marketing and customer service efforts;

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  service interruptions or impaired system performance due to failures of or delays in our systems or resources in light of increasing usage of our cloud services;

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  delays or failure to collect receivables from our customers impacted by the COVID-19 outbreak;

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  negative impact on the operation of other third parties, including but not limited to suppliers, deposit / loan banks, regulatory authorities and financial intermediaries, which may indirectly have a negative impact on our business and the capital market environment;

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  the possibility that one or more clusters of COVID-19 cases could occur at one of our locations, affecting our employees or the systems or employees of our customers or other third parties on which we depend; and

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  challenges to our systems supporting our remote workforce, due to the higher demand of such systems and the related software and hardware to support such remote working conditions.

        We may also take further actions as may be required by government authorities or as we determine are in the best interests of our employees, customers and business partners which could further adversely impact our business operations.

        Failure to contain the further spread of COVID-19 will prolong and exacerbate the general economic downturn. In addition, while the potential impact and duration of the COVID-19 pandemic on the global economy and our business in particular may be difficult to assess or predict, the pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, which may reduce our ability to access capital or our customers' ability to pay us for past or future purchases, which could negatively affect our liquidity. The COVID-19 pandemic could also reduce the demand for our products and solutions. Additionally, throughout the first three quarters of 2020, the travel restrictions and social distancing guidelines imposed by governments globally have reduced the amount of international travels and in-person meetings, which in turn limited our ability to engage in in-person marketing events. There is no guarantee that the prolonged pandemic will not affect the demands for our products and solutions in the future. In addition, a recession or financial market correction resulting from the spread of COVID-19 could decrease overall technology spending, adversely affecting demand for our products and solutions, our business and the value of the ADSs.

        The global pandemic of COVID-19 continues to rapidly evolve, and we will continue to monitor the COVID-19 situation closely. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. The extent of the impact of the COVID-19 pandemic on our operational and financial performance, including our ability to execute our business strategies and initiatives, will depend on future developments, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the disease or treat its impact, related restrictions on travel, and the duration, timing and severity of the impact on customer spending, including any recession resulting from the pandemic, all of which are uncertain and cannot be predicted. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also heighten other risks described in this "Risk Factors" section. For additional information of the impact of COVID-19 on our business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Impact of COVID-19."

If the adoption of our products and solutions by our customers are slower than we expected, our business, results of operations and financial condition may be adversely affected.

        Our business has relied on the adoption of our products and solutions by a broad array of customers. Our ability to further increase our customer base, and achieve broader market acceptance of our products and solutions will depend, in part, on our ability to effectively organize, focus and train our sales and marketing personnel. Our ability to achieve significant revenue growth in the future will depend, in part, on our ability to recruit, train and retain a sufficient number of experienced sales professionals. Our recent hires and planned hires may not become as productive and efficient as we expect and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business.

        As we seek to increase the adoption of our products and solutions by our customers, we may incur higher costs and longer sales cycles. The decision to adopt our products and solutions may require the review and approval of multiple departments including product, human resources, financial and legal departments. In addition, while customers may quickly deploy our products and solutions on a limited basis before they will commit to deploying our products and solutions at scale, they often require extensive education about our products and solutions and significant customer support time, engage in protracted pricing negotiations and seek to secure readily available development resources.

We may fail to conduct our sales and marketing activities in a cost-effective manner and we are subject to limitations in promoting our products and solutions.

        Due to the technical nature of PaaS solutions, we mainly rely on our sales and marketing forces to conduct marketing activities and drive sales of our products and solutions. If we fail to conduct our sales and marketing activities in a cost-effective way, we may incur considerable marketing expenses, which could adversely affect our business and operating results. Additionally, our brand promotion and marketing activities may not be well received by customers and potential customers, and may not result in the levels of sales that we anticipate. Meanwhile, marketing approaches and tools in the market for PaaS solutions in China are evolving, which may further require us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to introduce new marketing approaches in an efficient and effective manner could reduce our market share and materially and adversely affect our financial condition, results of operations and profitability.

If we fail to provide high quality customer services, our brand, business, and results of operations may be harmed.

        We believe our focus on customer services and support is critical to attracting new customers, retaining existing customers and growing our business. We have invested in training our customer support team and improving the quality of our customer services. However, our customer services team may not be able to maintain a high standard for themselves going forward for reasons such as budgetary constraints and employee losses, which could adversely affect our reputation and ability to retain and bring in customers. As a result, our brand, business, and results of operations may be harmed.

We employ a pricing model and strategy that subjects us to various challenges that could make it difficult for us to derive sufficient value from our customers.

        We generally charge cloud service customers based on usage, and to a lesser extent, on a project basis. Such pricing model requires us to undertake significant projections and planning on our costs. If our projections and plans differ significantly from those actually incurred, our business could be harmed. We do not know whether our current or potential customers or the market in general will continue to accept this pricing model going forward and, if it fails to gain acceptance, our business could be harmed. In addition, if our competitors adopt new pricing models that become more attractive to customers, our business could be harmed.

        We also generally rely on telecommunication operators and third parties' servers or server racks based on expected usage from our customers. If our customers use our platform in a manner that is inconsistent with our cost expenditure, our business could be harmed. To the extent that such strategy helps us increase revenues, the increased revenues still may not be enough to offset the increased cost and expenses we incur. Moreover, we may have to keep the price of our products and solutions on par with our competitors to remain in our competitive position. If we are not able to advance our technologies and effectively control costs, our business, results of operation and financial condition may be negatively affected.

We may not be able to maintain the pricing terms for our products and solutions or enhance our customer retention rates going forward.

        We may need to decrease prices of our products and solutions to stay competitive. As the markets for our products and solutions mature, or as new competitors introduce new products or solutions that compete with ours, we may be unable to attract new customers at the same price or based on the same pricing model as we have adopted historically. Moreover, certain customers may demand greater price concessions. As a result, in the future we may be required to reduce our prices, which could materially and adversely affect our revenues, profitability, financial position, and cash flow.

        In addition, our customers have no obligation to renew their contracts for our products and solutions. Our customers may renew for fewer elements of our products and solutions or on pricing terms less favorable to us. Our historical customer retention rates may not be indicative of our customer retention rates in the future. Our customers' retention rates may decline or fluctuate as a result of a number of factors, including their dissatisfaction with our pricing or our products and solutions, and their ability to continue their operations and spending levels. In addition, over time the average term of our contracts could change based on retention rates or for other reasons. If our customers do not renew their subscriptions for our products and solutions on similar terms, our revenues may decline, and our business could suffer.

We are exposed to credit risk from our customers and the recoverability of our accounts receivables is subject to uncertainties. If we fail to collect account receivables from our customers in a timely manner, our business operations and financial results may be materially and adversely affected.

        We normally allow a credit period of 30 to 90 days to our customers, and are therefore exposed to credit risk from our customers. We had accounts receivables of RMB154.0 million, RMB162.0 million (US$24.7 million) and RMB184.4 million (US$28.2 million) as of December 31, 2019 and 2020 and March 31, 2021, respectively, which were in line with our overall business growth during such periods.

        Although we conduct credit evaluations on our customers prior to delivery of our products and services, a customer's ability to make payments on timely basis depends on various factors such as general economic and market conditions and the customer's cash flow position, which are out of our control. Delays in receiving payments from our customers may adversely affect our cash flow position and our ability to meet our working capital requirements. Defaults in making payments to us on projects for which we have already incurred significant costs and expenditures can materially and adversely affect our results of operations and reduce our financial resources that would otherwise be available for other purposes. There is no assurance that our customers will pay us on a timely basis or at all, which may adversely affect the recoverability of our accounts receivable, or that we will be able to efficiently manage the level of bad debt arising from staged payments. We have granted payment extensions in connection with COVID-19 to certain customers, which may adversely affect our financial condition.

We use software licensed from third parties to provide our products and solutions. Failure to maintain these licenses or any error in such software could adversely affect our business.

        We incorporate certain software licensed from third parties into our products and solutions to offer attractive user experience and drive customer acceptance of our products and services. For example, we use intelligent software and tools on our platform so that we can provide tailored services to our end customers to meet their specific needs. We anticipate that we will continue to rely on such third-party software in the future. Although we believe that commercially reasonable alternatives to the third-party software we currently use are available, this may not always be the case and it may be difficult or costly to find such alternatives, and there is no guarantee that the licensing terms for such alternatives will be similar to or more favorable than the ones we currently use.

        Integrating new third-party software into our existing software system may consume a significant amount of our time and resources. Our products and solutions depend on successful operation of third-party software in conjunction with our platform, so any undetected errors or defects in the third-party software could impair our products and solutions, and thus adversely affect our customer experience.

The loss of, or a significant reduction in usage by, one or more of our major customers would result in lower revenue and could harm our business.

        Our future success is dependent on establishing and maintaining successful relationships with a diverse set of customers. For example, one customer individually represented 10.5% and 10.5% of our total revenues in 2020 and for the three months ended March 31, 2021, respectively. As of December 31, 2020 and March 31, 2021, two customers individually represented greater than 10% of our total accounts receivable. Although the identity of the customers may vary from period to period, it is likely that we will continue to be dependent upon a limited number of customers for a significant portion of our revenue for the foreseeable future and, in some cases, the portion of our revenue attributable to individual customers may increase in the future. The loss of one or more key customers or a reduction in usage by any major customers would reduce our revenue. If we fail to maintain existing customers or develop relationships with new customers, our business would be harmed.

        Moreover, we generated the majority of our revenues from customers that use our MPaaS products and solutions. The popularity of particular use cases and our customers' use of specific products or solutions, as well as the development of new use cases and products and solutions, depend on many factors beyond our control, and a decline in our customers' use of our MPaaS products and solutions could harm our business, operating results and financial condition.

The intensifying competition, change in sector trend and landscape and government policies may have a direct impact on the industries where our clients operate their businesses, and negatively affect the stability of our clients, which may subsequently have negative impact on our business.

        A significant portion of our revenues were derived from customers engaged in a few industries in China, some of which are emerging and highly competitive, such as the media industry. Any change in the competitive landscape, market trend or user behaviors in such sectors may have a negative impact on our customers, thus harm their ability to make payments and maintain and increase the usage of our products and solutions. In addition, some of these industries in China are highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of these industries. As the laws and regulations are evolving and some of them are relatively new, changes to the current laws and regulations may harm our business and results of operation. In addition, interpretation and enforcement of such laws and regulations involve significant uncertainty. As a result, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. If these laws and regulations or the uncertainty associated with their interpretation negatively impact the industries where our customers operate, our business may be adversely affected as well.

Our reliance on a limited number of suppliers for certain essential services could adversely affect our ability to manage our business effectively and subsequently harm our business.

        We rely on a limited number of suppliers for certain essential services to operate our network and provide products and solutions to our customers. Due to the limited number of relevant suppliers available in China, we rely on a limited number of suppliers for cloud, internet data center services and hardware. Our purchase from two suppliers in aggregate accounted for 56.7%, 54.7%, 58.9% and 59.4% of our cost of revenues for the years ended December 31, 2019 and 2020 and for the three months ended March 31, 2020 and 2021, respectively. We may experience shortages in components or delays in delivery as a result of natural disasters, increased demand in the industry or our suppliers' lacking sufficient rights to supply the servers or other products or services.

        Our reliance on these suppliers exposes us to risks, including reduced control over costs and constraints based on the then current availability, terms, and pricing of these services. We generally do not have any long-term contracts guaranteeing supply with these suppliers. If our supply of certain services is disrupted or delayed, there can be no assurance that additional supplies or services can serve as adequate replacements or that supplies will be available on terms that are favorable to us, if at all. Moreover, even if we can identify adequate replacements on substantially similar terms, our business could be adversely affected until those efforts were completed. Any disruption or delay in the supply of our hardware may cause delay or other constraints on our operations that could damage our customer relationships.

We may fail to obtain or maintain all required licenses, permits and approvals to operate our business.

        Our business and operations have been subject to extensive regulations. We are required to obtain and maintain applicable licenses, permits and approvals from different regulatory authorities in order to conduct our existing or future business in connection with our provision of value-added telecommunication services. As we have been continually expanding into new business operations in the area of value-added telecommunication services, and the interpretation and application of existing PRC laws and regulations and possible new laws and regulations relating to the telecommunication services have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of telecommunication services in China, including our business, we cannot assure you that we have obtained all the approvals, permits or licenses required for conducting our business in China or areas where we operate, or will be able to maintain our existing approvals, permits or licenses or obtain new ones. The government authorities may require us to obtain additional licenses, permits or approvals so that we can continue to operate our existing or future businesses or otherwise prohibit our operation of the types of businesses to which the new requirements apply. In addition, new regulations or new interpretations of existing regulations may increase our costs of doing business and prevent us from efficiently delivering services and expose us to potential penalties and fines. Lastly, our existing licenses may expire without proper renewal or be revoked due to violations of relevant licensure maintenance requirements. If any of our entities is deemed by governmental authorities to be operating without appropriate permits and licenses or outside of their authorized scopes of business or otherwise fail to comply with relevant laws and regulations, we may be subject to penalties and our business, financial condition, and results of operation may be materially and adversely affected.

The deterioration of the relationships, including the trade dispute, between China and the U.S., and international sanctions and export controls may have an adverse effect on our business and operations.

        The U.S. administration has recently taken various steps towards imposing restrictions on business dealings and trade with China, including but not limited to transfer of data and protection of intellectual property. Our business and prospect may be negatively affected by changes in governmental policies including sanctions and export controls administered by U.S. government authorities, including those imposed as a result of a material deterioration of the political or economic relations between China and the United States and other geopolitical challenges. For example, On November 12, 2020, the U.S. government issued Executive Order 13959, "Addressing the Threat from Securities Investments that Finance Communist Chinese Military Companies" (Executive Order), and issued an "Executive Order Amending Executive Order 13959—Addressing the Threat from Securities Investments that Finance Communist Chinese Military Companies" on January 13, 2021 (collectively, the Executive Orders). Under the Executive Orders, transactions by any United States person in publicly traded securities, or any securities that are derivative of, or are designed to provide investment exposure to such securities of Communist China military companies (CCMCs) may be restricted, and the U.S. stock exchanges may be prohibited from allowing trading of ADSs of such CCMCs. Such and other similar restrictions may negatively affect our business prospect. There is no assurance that the governmental authorities in the United States will not take any such actions to restrict any general U.S.-based companies from dealing with Chinese companies like us, which could result in an adverse impact on our business and prospect if we were not able to find alternative services with the same quality and prices in China or from other countries. In addition, China may further retaliate, in response to new trade policies implemented by the U.S. government. Such retaliation measures may further escalate the tensions between the two countries, which may have negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. As a result of any major economic downturn, our business, financial condition and results of operations could be adversely affected.

We have continually conducted business collaborations with some business partners who are on the U.S. Entity List. Though our business ties with those partners are mostly based on technology cooperation and application penetration, the uncertainty regarding EAR supervision and the relationship between China and the U.S. may negatively impact our business pipeline and deteriorate our market reputation.

        The U.S. government has added several Chinese companies and institutions to the Entity List under the Export Administration Regulations, and imposed targeted economic and trade restrictions on them that, if not waived, will limit their access to U.S.-origin goods and technologies, as well as goods and technologies that contain a significant portion of U.S.-origin goods and technologies. We believe the immediate and direct impacts on our business resulting from such restrictions are limited, because our transactions with the entities on the Entity List have represented a negligible portion of our results of operations. Nonetheless, given the important role played by such Chinese high-tech companies on the Entity List in the global supply chain or in China for technology industries, prolonged restrictions against such companies could cause a material negative impact to all such industries, which may in turn materially and adversely affect our business, financial condition and results of operations. Similar or more expansive restrictions that may be imposed on our business partners or their suppliers by the U.S. or other jurisdictions in the future may materially and adversely affect such business partners or their suppliers, which would in turn affect our business.

        Although we have adopted procedures to comply with U.S. trade laws and regulations, such laws and regulations are complex and likely subject to frequent changes, and the interpretation and enforcement of the relevant regulations involve substantial uncertainties, which may be driven by political and/or other factors that are out of our control or heightened by national security concerns. Such potential restrictions, as well as any associated inquiries or investigations or any other government actions, may be difficult or costly to comply with and may, among other things, delay or impede the development of our technology, products and solutions, hinder the stability of our supply chain, and may result in negative publicity, require significant management time and attention and subject us to fines, penalties or orders that we cease or modify our existing business practices, any of which may have a material and adverse effect on our business, financial condition and results of operations.

We may fail to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from any unauthorized use of our technologies.

        Our trade secrets, trademarks, copyrights, patents, and other intellectual property rights are critical to our success. We rely on, and expect to continue to rely on, confidentiality agreements and noncompete agreements with our employees and third parties to protect our intellectual properties. However, events beyond our control may pose threats to our intellectual property rights and the integrity of our products and brand. Effective protection of our trademarks, copyrights, domain names, patent rights, and other intellectual property rights is expensive and challenging. While we have taken measures to protect our intellectual property rights, including implementing a set of comprehensive internal policies to establish robust management over our intellectual property rights, and deploying a special team to guide, manage, supervise and monitor our daily work regarding intellectual property rights, we cannot assure you that such efforts are adequate to guard against any potential infringement and misappropriation. In addition, our intellectual property rights may be declared invalid or unenforceable by the courts. We cannot assure you that any of our intellectual property rights applications will ultimately proceed to registration or will result in registration with adequate scope for our business. Some of our pending applications or registrations may be successfully challenged or invalidated by others. If our intellectual property rights applications are not successful, we may have to use different intellectual property rights for our affected products or services, or seek to enter into arrangements with any third parties who may have prior registrations, applications or rights, which might not be available on commercially reasonable terms, if at all. If we fail to protect or enforce our intellectual property rights, our competitors may copy or reverse-engineer our products and services without authorization and compete with us. As a result, our customers and partners may devalue our services, and our ability to compete effectively may be impaired, which could have a material adverse effect on our business, financial condition and results of operations.

        Similarly, to protect our unpatented proprietary information and technology, such as trade secrets, we rely on our agreements with employees and third parties that contain restrictions on the use and disclosure of such information or technology. For example, our employees and third parties are required to keep confidential of any unpatented proprietary information and technology during the contract term and after the termination of the employment agreement. In addition, the agreements with our employees and third parties explicitly provide for all rights and obligations regarding the ownership and protection of intellectual property rights. These agreements may be inadequate or may be breached, either of which could potentially result in unauthorized use or disclosure of our trade secrets and other proprietary information to third parties, including our competitors. As a result, we may lose our competitive advantages derived from such intellectual property. Significant impairments on our intellectual property rights may result in a material and adverse effect on our business.

We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of business.

        We compete in markets where there are a large number of patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights, as well as disputes regarding infringement of these rights. Our competitors and other third parties may, whether rightly or falsely, bring legal claims against us for infringing on their intellectual property rights. The intellectual property laws in China, which cover the validity, enforceability and scope of protection of intellectual property rights, are evolving, and litigation is becoming a more popular means to resolve commercial disputes. We are exposed to a higher litigation risk. Any intellectual property lawsuits against us, whether successful or not, may harm our brand and reputation.

        Defending intellectual property claims is costly and can impose a significant burden on our management and resources. Any intellectual property litigation to which we become a party may require us to do one or more of the following:

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  cease selling, licensing, or using products or features that incorporate the intellectual property rights that we allegedly infringe, misappropriate, or violate;

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  make substantial payments for legal fees, settlement payments, or other costs or damages, including indemnification of third parties;

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  obtain a license or enter into a royalty agreement, either of which may not be available on reasonable terms or at all, in order to obtain the right to sell or use the relevant intellectual property; or

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  redesign the allegedly infringing products to avoid infringement, misappropriation, or violation, which could be costly, time-consuming, or impossible.

        Further, there is no guarantee that we can obtain favorable judgment in all legal cases, in which case we may need to pay damages or be forced to cease using certain technologies or content that are critical to our products and solutions. Any resulting liabilities or expenses or any changes to our products or solutions that we have to make to limit future liabilities may have a material adverse effect on our business, results of operations, and prospects.

We and our management may from time to time be subject to claims, disputes, lawsuits and other legal and administrative proceedings.

        We are currently not party to any material legal or administrative proceedings. However, in light of the nature of our business, we and our management are susceptible to potential claims or disputes. We and our management have been, and may from time to time in the future be, subject to or involved in various claims, disputes, lawsuits and other legal and administrative proceedings. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management's attention from our day-to-day operations, any of which could harm our business. Claims arising out of actual or alleged violations of law, breach of contract or torts could be asserted against us by customers, business partners, suppliers, competitors, employees or governmental entities in investigations and legal proceedings. In particular, according to the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. Employers that fail to make adequate social insurance and housing fund contributions may be subject to fines and legal sanctions. A few of our PRC operating entities engaged third-party human resources agencies to pay social insurance premium and housing funds for some of their employees. This is because such employees worked outside of the cities where the operating entities are registered and third-party human resources agencies were engaged to pay social insurance premium and housing provident funds for such employees in cities where they worked. If the relevant PRC authorities determine that this third-party agency arrangement does not satisfy the requirements under the relevant PRC laws and regulations, that we shall make supplemental contributions, that we are not in compliance with labor laws and regulations, or that we are subject to fines or other legal sanctions, such as order of timely rectification, and our business, financial condition and results of operation may be adversely affected.

Under certain conditions, we agree to indemnify customers and other third parties, which exposes us to substantial potential liability.

        Our contracts with customers, investors, and other third parties may include indemnification provisions under which we agree to defend and indemnify them against claims and losses arising from alleged infringement, misappropriation, or other violation of intellectual property rights, data protection violations, breaches of representations and warranties, damage to property or persons, or other liabilities arising from our products or solutions. Although we attempt to limit our indemnity obligations, an event triggering our indemnity obligations could give rise to multiple claims involving multiple customers or other third parties. We may be liable for up to the full amount of the indemnified claims, which could result in substantial liability or material disruption to our business or could negatively impact our relationships with customers or other third parties, reduce demand for our products and solutions, and adversely affect our business, financial condition, and results of operations.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our products and solutions and have a negative impact on our business.

        The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication and business solutions. The PRC government has in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. Changes in these laws or regulations could require us to modify our products in order to comply with these changes. In addition, government agencies may begin to impose taxes, fees or other charges for accessing the internet or e-commerce. These laws and changes could limit the growth of internet-related commerce or communications generally and reduce the demand for internet-based services such as ours.

        In addition, use of the internet as a business tool could be adversely affected. The performance of the internet and its acceptance as a business tool has been adversely affected by "viruses," "worms" and similar malicious programs and the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the internet is adversely affected by the above issues, our business, financial condition, and results of operations could suffer.

Complying with evolving privacy and other data related laws and requirements may be expensive and force us to make adverse changes to our business, and failure to comply with such laws and requirements could result in substantial harm to our business and results of operations.

        Laws and regulations governing data privacy and protection, the use of the internet as a commercial medium, the use of data in artificial intelligence and machine learning, and data sovereignty requirements are rapidly evolving, extensive, complex, and include inconsistencies and uncertainties. These and other similar legal and regulatory developments could contribute to legal and economic uncertainty, affect how we design, market, sell, and operate our platform, how our customers process and share data, how we process and use data, and how we transfer personal data from one jurisdiction to another, which could negatively impact demand for our platform. We may incur substantial costs to comply with such laws and regulations, to meet the demands of our customers relating to their own compliance with applicable laws and regulations, and to establish and maintain internal compliance policies.

        We have established privacy policies and other documentation regarding our collection, processing, use, and disclosure of personal information or other confidential information. Although we endeavor to comply with our policies, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees or vendors fail to comply with our policies. Such failures could subject us to claims and proceedings, which could be costly and time-consuming. Our business, financial condition and results of operations could be adversely affected.

We are dependent on the continuous services of our senior management and other key employees. If we fail to attract, retain and motivate qualified personnel, our business could be materially and adversely affected.

        Our future performance depends on the continued services and contributions of our senior management to oversee and execute our business plans and to identify and pursue new opportunities and innovations. Any loss of service of our senior management or other key employees can significantly delay or prevent us from achieving our strategic business objectives, and adversely affect our business, financial condition and operating results. From time to time, there may be changes in our senior management team, resulting from the hiring or departure of executives, which could also disrupt our business. Hiring suitable replacements and integrating them into our existing teams also requires significant amount of time, training and resources, and may impact our existing corporate culture.

Negative publicity and allegations involving us, our shareholders, directors, officers, employees, associates and business partners may affect our reputation and, as a result, our business, financial condition, and results of operations may be negatively affected.

        We, our shareholders, directors, officers, employees, associates and business partners may be subject to negative media coverage and publicity from time to time. Such negative coverage in the media and publicity could change market perception that we are a trustworthy cloud service provider. In addition, to the extent our employees and business partners were incompliant with any laws or regulations, we may also suffer negative publicity or harm to our reputation. As a result, we may be required to spend significant time and incur substantial costs in response to allegations and negative publicity, and may not be able to diffuse them to the satisfaction of our investors and customers.

Future strategic acquisitions and investments may fail and may result in material and adverse impact on our financial condition and results of operations.

        We may, in the future, acquire businesses or platforms that we believe can improve our products and solutions, enhance our technological capacities, and expand our customer coverage. Our ability to implement our acquisition strategy will depend on our ability to identify suitable targets, our ability to reach agreements with them on commercially reasonable terms, and within a desired timeframe, and the availability of financing to complete acquisitions, as well as our ability to obtain any required shareholder or government approvals. Our strategic acquisitions and investments could subject us to uncertainties and risks, including high acquisition and financing costs, potential ongoing financial obligations and unforeseen or hidden liabilities, failure to achieve our intended objectives, benefits or revenue-enhancing opportunities, uncertainty of entering into markets in which we have limited or no experience, costs associated with and difficulties in integrating acquired businesses, and diversion of our resources and management attention. Our failure to address these uncertainties and risks may have a material adverse effect on our business, financial condition, and results of operations. Even if we are able to successfully acquire or invest in suitable businesses, we cannot assure you that we will achieve our expected returns on such acquisitions or investments through successful integration. As of the date of this prospectus, we had not identified or pursued any acquisition or investment targets. If we fail to achieve our expected returns on such acquisitions or investments in the future, our business, financial conditions, results of operations and prospects may be materially and adversely affected.

        Acquisitions also pose the risk that we may be exposed to successor liability relating to the actions by an acquired company and its management before and after the acquisition. The due diligence that we conduct in connection with an acquisition or investment may not be sufficient to discover unknown liabilities, and any contractual guarantees or indemnities that we receive from the sellers of the acquired companies or investment target companies or their shareholders may not be sufficient to protect us from, or compensate us for, actual liabilities. A material liability associated with an acquisition or investment could adversely affect our reputation and reduce the benefits of the acquisition or investment. In addition, if the management team or key employees of an acquired company fail to perform as expected, this may affect the business performance of such acquired company and, in turn, have a material adverse effect on our business, financial conditions, and results of operations.

We may, in the future, grow and expand our international operations, which may expose us to significant risks.

        We may, in the future, further expand our operations and customer base worldwide. We may adapt to and develop strategies to address international markets but there is no guarantee that such efforts will have the desired effect. As a result, we may be required to devote significant management attention and financial resources worldwide. In connection with such expansion, we may face difficulties including costs associated with varying seasonality patterns, potential adverse movement of currency exchange rates, longer payment cycle difficulties in collecting accounts receivable in some countries, tariffs and trade barriers, a variety of regulatory or contractual limitations on our ability to operate, adverse tax events, reduced protection of intellectual property rights in some countries, political risks and a geographically and culturally diverse workforce and customer base. Failure to overcome any of these difficulties could harm our business.

        In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. We cannot assure you that we are able to fully comply with the legal requirements of each foreign jurisdiction and successfully adapt our business models to local market conditions. Due to the complexity involved in our international business expansion, we cannot assure you that we are or will be in compliance with all local laws.

We have granted share-based awards in the past under our share incentive plan and may continue to grant share-based awards in the future, which may result in increased share-based compensation expenses and have an adverse effect on our future profitability.

        We adopted a share incentive plan in January 2013, or the 2013 Share Plan, for the purpose of granting share-based compensation awards to our officers, directors, employees and other eligible persons to incentivize their performance and align their interests with ours. As of the date of this prospectus, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to the 2013 Share Plan is 14,854,577 ordinary shares, and options to purchase a total of 12,487,730 ordinary shares have been granted to 133 of our employees pursuant to the 2013 Share Plan. See "Management—Share Incentive Plan."

        We believe the granting of share-based compensation awards is of significant importance to our ability to attract and retain key personnel and employees, and we may continue to grant share-based compensation awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have a material and adverse effect on our financial condition and results of operations. Our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plan will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees. In case we decide to reserve and issue additional shares under our share incentive plan, your interests in our Company will be further diluted by such issuance.

We face certain risks relating to the properties that we lease, which may adversely affect our business.

        We lease properties for our office and other uses in China. Some of the ownership certificates or other similar proofs of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant properties to us. If the lessors are not entitled to lease the properties to us and the owners of such properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of the date of this prospectus, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased properties, we could be required to vacate the properties, in which event we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be interrupted.

        The lease agreements for some of our leased properties have not been registered with the PRC governmental authorities as required by the PRC laws. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each of our lease agreements that have not been registered with the relevant PRC governmental authorities. As of the date of this prospectus, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of our leased properties the lease agreements of which have not been registered with the government authorities. However, we cannot assure you that the government authorities will not impose fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition.

        Furthermore, we may not be able to extend or renew such leases on commercially reasonable terms, if at all. For instance, we compete with other businesses for premises at certain locations. Rental payments may significantly increase as a result of the high demand for the leased properties. Moreover, we may not be able to extend or renew such leases upon expiration of the current term and may therefore be forced to relocate the affected operations. This could disrupt our operations and result in significant relocation expenses. We may not be able to locate desirable alternative sites for our offices. For the leased sites registered as the address of our PRC subsidiaries, we may face the risk of being included in the list of enterprises with abnormal business operations if we fail to extend such leases or relocate the registered address and file such leases with the local authorities. The occurrence of such events could materially and adversely affect our business, financial condition, results of operations, and prospects.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

        Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we establish and maintain internal control over financial reporting and disclosure controls and procedures. An effective internal control environment is necessary to enable us to produce reliable financial reports and is an important component of our efforts to prevent and detect financial reporting errors and fraud. Upon the completion of this offering, we will become a public company subject to the Sarbanes-Oxley Act of 2002. Section 404 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2022. In addition, once we cease to be an "emerging growth company" as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

        In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. According to the U.S. Public Company Accounting Oversight Board, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

        We are in the process of implementing a number of measures to address the material weakness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting." However, we cannot assure you that these measures may fully address the material weakness and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

        During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we or our auditor may identify other deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

Any non-compliance with applicable anti-bribery and anti-corruption laws and other forms of illegal acts and misconduct by our employees or our business partners may materially and adversely affect our reputation and operations.

        Our business operations are subject to anti-bribery and anti-corruption laws and regulations which prohibit companies and their intermediaries from making improper payments or other benefits to government or other parties for the purpose of obtaining or retaining business. While we have adopted and implemented internal controls and procedures to monitor both internal and external compliance with anti-bribery and anti-corruption laws, regulations and policies, we cannot guarantee that such internal controls and procedures will always be effective in preventing non-compliance and exculpating us from penalties or liabilities that may be imposed by relevant government authorities due to violations committed by our employees or our regional channel partners. If our employees are found or alleged to have violated anti-bribery or anti-corruption laws and regulations, we may face or be involved in fines, lawsuits and damage to our reputation, which could have a material adverse effect on our business, financial condition and results of operations.

Any future occurrence of force majeure events, natural disasters or outbreaks of contagious diseases, may materially and adversely affect our business, financial condition and results of operations.

        Any future occurrence of force majeure events, natural disasters or outbreaks of epidemics and contagious diseases and global or regional pandemics, including avian influenza, severe acute respiratory syndrome, H1N1 influenza, Ebola virus and the recent COVID-19 outbreak and other epidemics in regions across China, may materially and adversely affect our business, financial condition and results of operations. An outbreak of an epidemic or contagious disease or other adverse public health developments in China or elsewhere in the world could result in a widespread health crisis and restrict the level of business activities in affected areas, which may in turn materially and adversely affect our business.

        Moreover, the PRC has experienced natural disasters such as earthquakes, floods and droughts in the past few years. Any future occurrence of severe natural disasters in the PRC may materially and adversely affect its economy and therefore our business. We cannot assure you that any future occurrence of natural disasters or outbreaks of epidemics and contagious diseases, or the measures taken by the PRC government or other countries in response to such contagious diseases, will not seriously disrupt our operations or those of our customers, which may materially and adversely affect our business, financial condition and results of operations.

We may not have sufficient insurance coverage to cover our potential liability or losses, and our business, financial conditions, results of operations and prospects may be materially and adversely affected should any such liability or losses arise.

        We face various risks in connection with our business, and may lack adequate insurance coverage or have no relevant insurance coverage. Insurance companies in China do not currently offer as extensive an array of insurance products as insurance companies in other more developed economies do. As of the date of this prospectus, we had not obtained any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring against these risks, and the difficulties associated with acquiring such insurances on commercially reasonable terms render these insurances impractical for our business. However, any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our business and results of operations.

We may be unable to obtain any additional capital required in a timely manner or on acceptable terms, or at all. Moreover, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders' shareholdings or subject us to covenants that may restrict our operations or our ability to pay dividends.

        To grow our business and remain competitive, we may require additional capital from time to time for our daily operations. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

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  our market position and competitiveness in the industries in which we operate;

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  our future profitability, overall financial condition, results of operations and cash flows;

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  general market conditions for capital-raising activities by our competitors in China; and

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  economic, political and other conditions in China and internationally.

        We may be unable to obtain additional capital in a timely manner or on acceptable terms, or at all. In addition, our future capital or other business needs could require us to sell additional equity or debt securities, or to obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders' shareholdings. Any incurrence of indebtedness will also lead to increased debt service obligations, and could result in operating and financing covenants that may restrict our operations or our ability to pay dividends to our shareholders.

The estimates of market opportunity, forecasts of market growth included in this prospectus may prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business.

        Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable companies or end users covered by our market opportunity estimates will purchase our products and services at all or generate any particular level of revenue for us. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow for a variety of reasons, including reasons outside of our control, such as competition in our industry.

RISKS RELATING TO OUR CORPORATE STRUCTURE

If the PRC government finds that the agreements that establish the structure for operating some of our businesses in China do not comply with applicable PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe consequences, including the nullification of the contractual arrangements and the relinquishment of our interest in those businesses.

        Current PRC laws and regulations impose certain restrictions and prohibitions on foreign ownership of companies that engage in the internet and other related businesses, such as the provision of value-added communication services.

        We are a business company incorporated in the British Virgin Islands, and Kongshan Internet Technology (Shanghai) Co., Ltd., our PRC subsidiary, is considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct substantially all of our business in China through our VIEs based on the Contractual Arrangements which enable us to (i) have the power to direct the activities that most significantly affect the economic performance of our VIEs, (ii) receive all of the economic benefits from the VIEs that are potentially significant to the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs held by the relevant shareholders when and to the extent permitted by PRC law, or request any relevant shareholders to transfer any or part of the equity interest in the VIEs to another person or entity designated by us at any time at our discretion. Because of these contractual arrangements, we are the primary beneficiary of the VIEs and consolidate their financial results into ours. Our VIEs hold certain licenses, approvals and assets that are essential to our business operations.

        If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign ownership of businesses, or if the PRC government otherwise finds that we or the VIEs are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MOFCOM and MIIT, would have broad discretion in dealing with such violations or failures, including, without limitation:

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  revoking our business and operating licenses;

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  discontinuing or restricting our operations;

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  imposing fines or confiscating any of our income that they deem to have been obtained through illegal operations;

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  imposing conditions or requirements with which our PRC subsidiaries or our VIEs may not be able to comply;

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  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs;

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  restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China; or

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  taking other regulatory or enforcement actions that could be harmful to our business.

        Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIEs in our consolidated financial statements, if the PRC governmental authorities find our corporate structure and contractual arrangements to be in violation of PRC laws, rules and regulations. If any of these penalties results in our inability to direct the activities of the VIEs that most significantly impact their economic performance and/or our failure to receive the economic benefits from the VIEs, we may not be able to consolidate the VIEs into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIEs and their shareholders for substantially all of our business operations, which may not be as effective as direct ownership in providing operational control.

        We have relied and expect to continue to rely on contractual arrangements with our VIEs and their shareholders to operate our business in China. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of our VIEs in an acceptable manner or taking other actions that are detrimental to our interests.

        If we had direct ownership of our VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their shareholders of their obligations under the contracts to exercise control over our VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See "—Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business."

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business.

        If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our business operations in China and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of our VIEs were to refuse to transfer their equity interests in our VIEs to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures, which may not protect you as much as those of other jurisdictions, such as the United States.

        All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected. See "—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us."

The shareholders of our VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

        We have designated individuals who are PRC nationals to be the shareholders of our VIEs holding 100% equity interests. These individuals may have conflicts of interest with us. Each of our VIEs is 73.5% owned by Shiwei Xu and 26.5% owned by Guihua Lyu. Conflicts of interest may arise between Shiwei Xu and Guihua Lyu as indirect shareholders and directors of our Company and as shareholders and directors of our VIEs. We rely on these individuals to abide by the laws of the British Virgin Islands which impose fiduciary duties upon directors and officers of our company. Such duties include the duty to act bona fide in what they consider to be in the best interest of our company as a whole and not to place themselves in a position in which there is a conflict between their duties to our company and their personal interests. PRC laws also provide that a director or a management officer owes a loyalty and fiduciary duty to the company he or she directs or manages. We cannot assure you that when conflicts arise, shareholders of our VIEs will act in the best interest of our company or that conflicts will be resolved in our favor. These individuals may breach or cause the VIEs to breach the existing contractual arrangements. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements we have entered into with our VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

        Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our VIEs were not entered into on an arm's-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiaries' tax expenses. In addition, the PRC tax authorities may impose late payment fees and other administrative sanctions on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs' tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by our VIEs that are material or supplementary to the operation of our business if any of our VIEs goes bankrupt or become subject to dissolution or liquidation proceeding.

        As part of our contractual arrangements with our VIEs, such entity may in the future hold certain assets that are material or supplementary to the operation of our business. If any of our VIEs goes bankrupt and all or part of its assets become subject to liens or rights of creditors, we may be unable to continue some or all of our business activities we currently conduct through the contractual arrangement, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If any of our VIEs undergoes voluntary or involuntary liquidation proceeding, unrelated creditors may claim rights to some or all of these assets, thereby hindering our ability to operate part of our business, which could materially and adversely affect our business, financial condition and results of operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and its implementing rules and how they may impact the viability of our current corporate structure, corporate governance, business, financial condition and results of operations.

        The variable interest entity structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately "controlled" by foreign investors.

        In March 2019, the National People's Congress promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law of the People's Republic of China, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both became effective from January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. Pursuant the Foreign Investment Law, "foreign investments" refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Foreign Investment Law and the Implementing Rules do not introduce the concept of "control" in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the variable interest entity structure would be deemed as a method of foreign investment. However, the Foreign Investment Law has a catch-all provision that includes into the definition of "foreign investments" made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the Foreign Investment Law and the Implementing Rules are newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the Foreign Investment Law, the possibility cannot be ruled out that the concept of "control" as stated in the 2015 Draft FIL may be embodied in, or the variable interest entity structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated VIEs were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in the "negative list" for foreign investment and therefore be subject to foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations. Furthermore, if future laws, administrative regulations or rules mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of.

Our post-offering amended and restated memorandum and articles of association designate the courts of the British Virgin Islands as the sole and exclusive judicial forum for certain legal actions related to us, which may discourage lawsuits with respect to such claims.

        Our post-offering amended and restated memorandum and articles of association provide that the courts of the British Virgin Islands will be the sole and exclusive forum for lawsuits asserting certain claims (including claims asserted derivatively for our benefit), such as claims against directors and officers for breach of a fiduciary duty, claims arising under any provision of the BVI Act or our post-offering amended and restated memorandum and articles of association, or claims governed by the internal affairs doctrine; additionally, the federal courts of the United States of America shall have exclusive jurisdiction for claims arising under the federal securities laws of the United States, unless otherwise agreed by us in writing. This is a general summary of the article; you should refer to the language of our post-offering amended and restated memorandum and articles of association for details.

        Because the applicability of the exclusive forum provision is limited to the extent permitted by applicable law, we do not intend for the exclusive forum provision to apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and acknowledge that federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act. We note that there is uncertainty as to whether a court would enforce the provision as it applies to the Securities Act and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder may have the effect of discouraging lawsuits against our directors and officers.

RISKS RELATING TO DOING BUSINESS IN CHINA

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business, results of operations and financial condition.

        The global macroeconomic environment is facing challenges, including the economic slowdown in the Eurozone since 2014, impact of the United Kingdom's exit from the EU on January 31, 2020, and the adverse impact on the global economies and financial markets as the COVID-19 outbreak continues to evolve into a worldwide health crisis in 2020. The growth of the PRC economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world's leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade and other disputes between the United States and China. The ongoing trade tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

        Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies, and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China's economy remained relatively stable, there is a possibility that China's economic growth may materially decline in the near future. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition.

Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

        Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies.

The Chinese government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

        While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and results of operations, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system could materially and adversely affect us.

        The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

        In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

        In particular, PRC laws and regulations concerning the cloud service industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any non-compliant activities under the applicable laws and regulations, the PRC government authorities may promulgate new laws and regulations regulating the cloud service industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to cloud services. Moreover, developments in the cloud service industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict cloud service market players like us, which could materially and adversely affect our business and operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

        We are a business company incorporated under the laws of the British Virgin Islands. We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, some of our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the British Virgin Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

        Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also "—Risks Relating to the ADSs and This Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law" for risks associated with investing in us as a British Virgin Islands company.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

        We are a British Virgin Islands holding company and we may rely on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. Our PRC subsidiaries' ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

        To address the persistent capital outflow and the RMB's depreciation against the U.S. dollar in the fourth quarter of 2016, the People's Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries' dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

        In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between Mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Under administrative guidance, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Nonresident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, our Hong Kong subsidiary may be able to benefit from the 5% withholding tax rate for the dividends it receives from our PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

        Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation authorities.

        In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application which will then be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or VIEs. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and making loans to our VIEs or their subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.

        We are an offshore holding company conducting our operations in China through our PRC subsidiaries and our VIEs. We may make loans to our PRC subsidiaries and VIEs subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiaries in China.

        Any loans to our PRC subsidiaries in China are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities investments other than banks' principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the construction or the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

        SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective from June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency- denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

        On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or Circular 28, which took effect on the same day. Circular 28, subject to certain conditions, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China. Since Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

        In addition, our PRC subsidiaries are also required to withhold a 10% (or 7% if paid to a Hong Kong resident who qualifies for the benefits of the tax treaty between China and Hong Kong) tax on interest paid under any cross-border shareholder loan. Prior to the payment of any interest and principal on any such shareholder loan, our PRC subsidiaries must present evidence of registration with SAFE regarding any such shareholder loan and may be required to provide evidence of payment of withholding tax on the interest payable on that.

        In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or VIEs or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or VIEs when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our cash generated from operations effectively and affect the value of your investment.

        The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our British Virgin Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade- and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

        Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the relevant anti-monopoly authority before they can be completed. In addition, the Notice of the General Office of State Council on Establishment of Security Review System Pertaining to Mergers and Acquisitions of Domestic Enterprises by Foreign Investors which became effective in March 2011, and the Measures for the Security Review of Foreign Investment, promulgated by the NDRC and the MOFCOM on December 19, 2020 and effective as of January 18, 2021, require acquisitions or investments by foreign investors that would result in obtaining control of the invested PRC enterprises in certain key sectors, such as critical information technology, critical Internet products and services, critical financial services and other critical technology sectors which may raise "national defense and security" concerns, to obtain approval from competent governmental authorities in advance. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the competent governmental authority, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

        In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents' Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

        SAFE Circular 37 requires registration with, and approval from, Chinese government authorities in connection with direct or indirect control of an offshore entity by PRC residents. The term "control" under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles, or SPVs, by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign

Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

        These regulations may have a significant impact on our present and future structuring and investment. We intend to structure and execute our future offshore acquisitions in a manner consistent with these regulations and any other relevant legislation. However, because it is presently uncertain how the SAFE regulations and any future legislation concerning offshore or cross-border transactions will be interpreted and implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, we cannot provide any assurances that we will be able to comply with, qualify under, or obtain any approvals required by the regulations or other legislation. Furthermore, we cannot assure you that any PRC shareholders of our company or any PRC company into which we invest will be able to comply with those requirements. Any failure or inability by such individuals or entities to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries' ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

        Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

        In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. In addition, SAFE Circular 37 stipulates that PRC residents who participate in a share incentive plan of an overseas non-publicly listed special purpose company may register with SAFE or its local branches before they obtain the incentive shares or exercise the share options. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been or will be granted incentive shares or options are or will be subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See "Regulation—Regulations on Foreign Exchange—Regulations on Stock Incentive Plans."

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

        Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its "de facto management body" within the PRC is considered a "resident enterprise" and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term "de facto management body" as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its "de facto management body" in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise's primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

        We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." If the PRC tax authorities determine that our company or any of our offshore subsidiaries is a PRC resident enterprise for enterprise income tax purposes, our company or the relevant offshore subsidiaries will be subject to PRC enterprise income on its worldwide income at the rate of 25%. Furthermore, if we are treated as a PRC tax resident enterprise, we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares if such gains are treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-PRC shareholders would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC resident companies.

        On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7, which came into effect on February 3, 2015, but will also apply to cases where their PRC tax treatment has not yet concluded. SAT Bulletin 7 redefines the applicable scope to expand the subject of the indirect share transfers to China taxable assets which includes equity investments in PRC resident enterprises, assets of Chinese establishment and immoveable properties in China. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

        On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

        Where a non-resident enterprise transfers taxable assets in China indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity whose equity is transferred, may report such Indirect Transfer to the relevant tax authority. Using a "substance over form" principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

        We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxes if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this prospectus is prepared by an accounting firm that is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

        Our audit report included in this prospectus is prepared by an accounting firm that is not inspected by the PCAOB. Companies that are publicly traded in the United States must have their financial statements audited by an independent public accounting firm registered with the PCAOB. This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our auditor. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections, which could cause investors in our ADSs to lose confidence in our audit and the quality of our financial statements.

The continued impasse on the ability of the PCAOB to inspect or investigate PCAOB-registered accounting firms in China and U.S. regulatory and legislative focus, including recent enactment of the Holding Foreign Companies Accountable Act, may (i) adversely affect the market price of our ADSs and (ii) eventually require us to delist our securities from the U.S. markets.

        Over the past decade, the U.S. securities regulators (SEC and PCAOB) and their Chinese counterparts (the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance) have been in an impasse over the PCAOB's ability to inspect or investigate the audit work of accounting firms that audit the financial statements of China-based companies. Under U.S. securities laws, publicly listed companies are required to have their financial statements audited by independent public accounting firms registered with the PCAOB. Under the Sarbanes-Oxley Act of 2002, the PCAOB is required to inspect the PCAOB-registered accounting firms to assess compliance with auditing standards and bring enforcement actions for non-compliance with such standards. If requested by the PCAOB or the SEC, PCAOB-registered accounting firms are required to provide the audit work papers and other related information for inspection. However, the PCAOB currently does not have free access to inspect the work of auditors of China-based companies, including our company. Article 177 of the revised PRC Securities Law prohibits, without the approval of the securities regulatory authority in China, (i) foreign securities regulators from engaging in any inspection activities within China and (ii) anyone from providing any documents or materials relating to capital markets activities to foreign parties.

        To seek a framework for cooperation, in May 2013, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation, or the MOU, with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework among the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. Despite the MOU, the Chairmen of each of the SEC and the PCAOB issued a joint statement in December 2018 alleging continuing, significant issues relating to the ability of the PCAOB to inspect the audit work papers and practices of PCAOB-registered accounting firms in China with respect to their audit work of U.S.-listed companies with operations in China. The SEC and the PCAOB reiterated these allegations and highlighted such risks in another joint statement in April 2020.

        As part of the continued regulatory scrutiny in the United States on access to audit and other information currently protected by laws in China, in December 2020, the U.S. Congress passed the Holding Foreign Companies Accountable Act, or the HFCAA, which had passed the U.S. Senate in May 2020. The HFCAA was signed into law by the President in December 2020. The HFCAA would amend the Sarbanes-Oxley Act to require the SEC to determine each company that is required to file periodic reports with the SEC that has retained an accounting firm: (i) that is located in a foreign jurisdiction and (ii) whom the PCAOB is unable to inspect or investigate due to the position taken by an authority in the foreign jurisdiction (as determined by the PCAOB). If the SEC determines that the PCAOB has been unable to inspect or investigate such accounting firm for three consecutive years, it will prohibit such company from trading its securities on a U.S. securities exchange or in any "over-the-counter" exchange. On March 24, 2021, SEC announced it has adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction.

        In addition, in August 2020, the President's Working Group on Financial Markets, or the PWG, released a report recommending that the SEC take certain steps, including adopting enhanced listing standards on U.S. stock exchanges, to protect U.S. investors from the perceived risks of Chinese companies. This would require, as a condition to initial and continued listing on a U.S. stock exchange, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal framework under which such a co-audit may be legally conducted for companies based in China. The proposed new listing standards would allow for a transition period until January 1, 2022 for listed companies, but would apply immediately to ban new listings once the necessary rulemakings and standard-setting are effective.

        It is unclear if and when the SEC will make rules to implement the recommendations proposed in the PWG report, especially in light of its rulemaking pursuant to the HFCAA. Upon the effectiveness of the SEC implementation rules relating to the HFCAA (and PWG report, if applicable), we will be subject to the requirement to have our financial statements audited by an accounting firm for which the PCAOB can inspect and investigate. Failure to comply with such requirements could ultimately result in a delisting of the ADSs from Nasdaq. In addition, the uncertainty around the HFCAA and PWG report could adversely affect the market price of the ADSs.

Proceedings instituted by the SEC against Chinese affiliates of the "big four" accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

        In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC's rules and regulations thereunder by failing to provide to the SEC the firms' audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

        On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC's rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

        On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms' audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019.

        While we cannot predict if the SEC will further challenge the four China-based accounting firms' compliance with U.S. laws in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be adversely affected. If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

        Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

RISKS RELATING TO THE ADSs AND THIS OFFERING

An active trading market for our ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

        We have submitted an application to list the ADSs on the Nasdaq. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for the ADSs or our ordinary shares, and we cannot assure you that a liquid public market for the ADSs will develop or if it does develop, will sustain. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

        The trading price of the ADSs could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. Furthermore, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of the ADSs, regardless of our operating performance. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including but not limited to the following:

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  macro-economic factors in China;

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  variations in our net revenues, earnings and cash flows;

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  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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  announcements of new offerings, solutions and expansions by us or our competitors;

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  changes in financial estimates by securities analysts;

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  detrimental adverse publicity about us, our services or our industry;

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  announcements of new regulations, rules or policies relevant to our business;

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  additions or departures of key personnel;

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  allegations of a lack of effective internal control over financial reporting, inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers;

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  our major shareholders' business performance and reputation;

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  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

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  political or trade tensions between the United States and China; and

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  actual or potential litigation or regulatory investigations.

        Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$            per ADS, based on an assumed initial public offering price of US$            per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus. See "Dilution" for a more complete description of how the value of your investment in the ADSs will be diluted upon completion of this offering.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

        The trading market for the ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.

        Sales of substantial amounts of ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act. There will be              ADSs (representing              ordinary shares) issued and outstanding immediately after this offering, or              ADSs (representing              ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we, our directors, executive officers, existing shareholders [and holders of share awards] have agreed, subject to certain customary exceptions, not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the representative of the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See "Underwriting" and "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling our securities after this offering.

Techniques employed by short sellers may drive down the market price of the ADSs.

        Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller's interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

        Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or enforcement actions by the SEC or other U.S. authorities.

        It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ADSs for a return on your investment.

        We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

        Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of British Virgin Islands law, namely that our company may only pay dividends if our directors are satisfied on reasonable grounds that we are solvent immediately after the dividend payment in the sense that we will be able to pay our debts as they become due in the ordinary course of business, and the value of assets of our company will exceed our total liabilities. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

        The M&A Rules purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

        Fangda Partners, our PRC legal counsel, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of this offering and the listing and trading of our ADSs on the Nasdaq because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation, (ii) we established the wholly foreign-owned enterprise, or the WFOE, by means of direct investment and not through a merger or acquisition of the equity or assets of a "PRC domestic company" as such term is defined under the M&A Rules; and (iii) no provision in the M&A Rules classifies the contractual arrangements under the VIE Agreements as a type of acquisition transaction falling under the M&A Rules.

        However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law.

        We are incorporated in the British Virgin Islands and conduct substantially all of our operations in China through our wholly foreign-owned enterprise and the VIEs. Most of our directors and substantially all of our executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the British Virgin Islands or in China in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the British Virgin Islands and China may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States of China, although the courts of the British Virgin Islands will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary. For more information, see "Enforceability of Civil Liabilities."

        Under the provisions of the BVI Act, the memorandum and articles of association of a company are binding as between the company and its members and between the members. In general, members are bound by the decision of the majority or special majorities as set out in the articles of association or in the BVI Act. As for voting, the usual rule is that with respect to normal commercial matters members may act from self-interest when exercising the right to vote attached to their shares. If the majority members have infringed a minority member's rights, the minority may seek to enforce its rights either by derivative action or by personal action. The BVI Act provides that any member of a company is entitled to payment of the fair value of his shares upon dissenting from certain matters. For more information, see "Description of Share Capital—Differences in Corporate Law—Shareholders' Suits." Generally any other claims against a company by its members must be based on the general laws of contract or tort applicable in the BVI or their individual rights as members as established by the company's memorandum and articles of association, which are more limited than the rights afforded investors under the laws of many states in the United States.

        In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our ordinary shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company and whose management, directors and/or major shareholders were also incorporated, resident, or otherwise established in a United States jurisdiction.

        As a result of the foregoing, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

        We are a business company limited by shares incorporated under the laws of the British Virgin Islands and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, some of our current directors and officers are nationals and residents of countries other than the United States. Most of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the British Virgin Islands and China, see "Enforceability of Civil Liabilities." However, the deposit agreement gives you the right to submit claims against us to binding arbitration, and arbitration awards may be enforceable against us and our assets in China even when court judgments are not.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

        The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

        The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

        If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

        If you or any other owners or holders of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other owners or holders may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

        Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any owners or holders of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

        We have adopted a dual-class share structure such that our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares, which will become effective immediately upon the completion of this offering. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. We will sell Class A ordinary shares represented by the ADSs in this offering. For more information, see "Description of Share Capital."

        Mr. Shiwei Xu, will beneficially own all of our issued and outstanding Class B ordinary shares immediately upon the completion of this offering. These Class B ordinary shares will constitute approximately        % of our total issued and outstanding share capital and        % of the aggregate voting power of our total issued and outstanding share capital immediately following the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

        As a result of this dual-class share structure and the concentration of control, upon completion of this offering, Mr. Shiwei Xu will have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders. This concentration of control may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. It will also limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the Class A ordinary shares underlying your ADSs.

        Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Upon receipt of your voting instructions, the depositary may try to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you cancel the ADSs, withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to cancel the ADSs, withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from canceling the ADSs, withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly.

        Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and to deliver our voting materials to you, if we ask it to do so. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote the shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

        We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The post-offering amended and restated memorandum and articles of association that we will adopt and will become effective immediately prior to the completion of this offering contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and ADSs.

        Our post-offering amended and restated memorandum and articles of association that we will adopt and will become effective immediately prior to the completion of this offering contain certain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares without action by our shareholders, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADS holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

        Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

  •
  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

  •
  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

  •
  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  •
  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer, which may be difficult for overseas regulators to conduct investigation or collect evidence within China.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

        Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

        We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

        In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

As a company incorporated in the British Virgin Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

        As a British Virgin Islands company listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the British Virgin Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently intend to follow British Virgin Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have a majority of independent directors and that the audit committee consists of at least three members. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for the current or any future taxable year, which generally would result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our ordinary shares.

        In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill is generally characterized as an active asset if it is associated with business activities that produce active income.

        Based on the current and expected composition of our income and assets and the expected value of our assets, including goodwill, which is based on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year. Our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which as noted above may be determined, in large part, by reference to the market price of the ADSs, which could be volatile). Therefore, because we will hold a substantial amount of cash following this offering we may become a PFIC if our market capitalization declines significantly. Moreover, it is not entirely clear how the contractual arrangements among us, our VIEs and their nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer held ADSs or ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and "excess distributions" and additional reporting requirements. See "Taxation—Passive Foreign Investment Company Rules."

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" and "potential," among others.

        Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled "Risk Factors" in this prospectus. These risks and uncertainties include factors relating to:

  •
  general economic, political, demographic and business conditions in China and globally;

  •
  our ability to implement our growth strategy;

  •
  the success of operating initiatives, including advertising and promotional efforts and new product and service development by us and our competitors;

  •
  our ability to develop and apply our technologies to support and upgrade our product and service offerings;

  •
  the expected growth of the PaaS industry in China and globally;

  •
  the availability of qualified personnel and the ability to retain such personnel;

  •
  competition in the PaaS industry;

  •
  changes in government policies and regulation;

  •
  other factors that may affect our financial condition, liquidity and results of operations; and

  •
  other risk factors discussed under "Risk Factors."

        In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

 USE OF PROCEEDS

        We expect to receive total estimated net proceeds from this offering of approximately US$             million, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full, based on the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

        We intend to use the net proceeds from this offering for the following purposes:

  •
  research and development;

  •
  investment in technology infrastructure such as self-operated edge nodes;

  •
  strategic investments and acquisitions complementary to our business; and

  •
  other general corporate purposes.

        If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and to our consolidated VIEs only through loans, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See "Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and making loans to our VIEs or their subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business." We anticipate all of the proceeds of this offering will be available to provide funding to our PRC subsidiaries and VIEs, subject to applicable government registration or approval.

        Pending use of the net proceeds, we intend to hold our net proceeds in short-term, interest-bearing, financial instruments or demand deposits.

 DIVIDEND POLICY

        We have not previously declared or paid any cash dividend or dividend in kind and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        We are a holding company incorporated in the British Virgin Islands. We may rely on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See "Regulation—Regulations on Foreign Exchange—Regulations on Dividend Distribution."

        Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of British Virgin Islands law, namely that our company may only pay dividends if our directors are satisfied on reasonable grounds that we are solvent immediately after the dividend payment in the sense that we will be able to pay our debts as they become due in the ordinary course of business, and the value of assets of our company will exceed our total liabilities. There is no further British Virgin Islands law restriction on the amount of funds which may be distributed by us by dividend, including all amounts paid by way of the subscription price for Class A ordinary shares regardless of whether such amounts may be wholly or partially treated as share capital or share premium under certain accounting principles. Shareholder approval is not (except as otherwise provided in our memorandum or articles) required to pay dividends under British Virgin Islands law.

        Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares."

 CAPITALIZATION

        The table below sets forth our capitalization as of March 31, 2021:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to (i) the automatic conversion or redesignation, as the case may be, of i) all of our outstanding 155,442,246 preferred shares and 12,005,820 issued and outstanding ordinary shares into Class A ordinary shares, on a one-for-one basis immediately prior to the completion of this offering, and (ii) the automatic conversion or redesignation of a total of 36,651,320 issued and outstanding ordinary shares into Class B ordinary shares, on a one-for-one basis, immediately prior to the completion of this offering; and

  •
  on a pro forma as adjusted basis to give effect to (i) the automatic conversion or redesignation, as the case may be, of all of our outstanding 155,442,246 preferred shares and 12,005,820 issued and outstanding ordinary shares into Class A ordinary shares, on a one-for-one basis immediately prior to the completion of this offering, (ii) the automatic conversion or redesignation of a total of 36,651,320 issued and outstanding ordinary shares into Class B ordinary shares, on a one-for-one basis, immediately prior to the completion of this offering and (iii) the issuance and sale of            Class A ordinary shares in this offering, and the receipt of approximately US$             million in estimated net proceeds, considering an offering price of US$            per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus), after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, and the use of proceeds therefrom.

        You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of March 31, 2021
	Actual		Pro forma		Pro forma as adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Mezzanine equity
Redeemable Convertible Preferred Shares (US$0.0001 par value per share, 155,442,246 shares authorized, issued and outstanding on a actual basis, no shares authorized, issued and outstanding on a pro forma basis and on a pro forma as adjusted basis)	2,875,762	438,927	—	—	—	—

Total mezzanine equity	2,875,762	438,927	—	—	—	—

Ordinary Shares (US$0.0001 par value per share, 344,557,754 shares authorized, 48,657,140 shares issued and outstanding on an actual basis, no shares authorized, issued and outstanding on a pro forma basis and on a pro forma as adjusted basis)	31	5	—	—	—	—

Class A ordinary shares (US$0.0001 par value per share, no shares authorized, issued and outstanding on an actual basis, 463,348,680 shares authorized, 167,448,066 shares issued and outstanding on a pro forma basis, 463,348,680 shares authorized,            shares issued and outstanding on a pro forma as adjusted basis)

Class B ordinary shares (US$0.0001 par value per share, no shares authorized, issued and outstanding on an actual basis, 36,651,320 shares authorized, 36,651,320 shares issued and outstanding on a pro forma basis and on a pro forma as adjusted basis)

Additional paid-in capital(2)	14,294	2,182
Accumulated other comprehensive income	54,672	8,345
Accumulated deficit	(2,378,629)	(363,050)

Total shareholders' (deficit)/equity(2)	(2,309,632)	(352,518)

Total mezzanine equity and shareholders' (deficit)/equity	566,130	86,409

Note:

(1)
The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders' (deficit)/equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$            per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus) would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders' (deficit)/equity and total capitalization by US$             million.

 DILUTION

        If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of March 31, 2021 was US$86.2 million, or US$1.77 per ordinary share and US$            per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, which represent the amount of our total consolidated assets, excluding intangible assets, less total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share as adjusted from the initial public offering price per Class A ordinary share.

        Without taking into account any other changes in such net tangible book value after March 31, 2021, other than to give effect to (i) the conversion of all of our ordinary shares and preferred shares into Class A ordinary shares or Class B ordinary shares on a one-to-one basis which will occur automatically immediately prior to the completion of this offering and (ii) our issuance and sale of Class A ordinary shares represented by the              ADSs offered in this offering at an assumed initial public offering price of US$             per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been approximately US$             million, or US$             per ordinary share and US$            per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share, or US$            per ADS, to purchasers of ADSs in this offering. The following table illustrates such dilution:

Initial public offering price per Class A ordinary share	US$
Net tangible book value per ordinary share as of March 31, 2021	US$	1.77
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding preferred shares	US$	0.42
Pro forma net tangible book value per ordinary share as adjusted to give effect to the automatic conversion of all of our outstanding preferred shares and this offering	US$
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$

Amount of dilution in net tangible book value per ADS to new investors in this offering	US$

        The pro forma information discussed above is illustrative only.

        The following table summarizes, on a pro forma basis as of March 31, 2021, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per Class A ordinary share paid at the initial public offering price of US$             per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include the Class A ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
Amount (in thousands of US$)
	Number	Percent		Percent	US$	US$
Existing shareholders
New investors
Total

        The discussion and tables above also assume no exercise of any stock options outstanding as of the date of this prospectus. As of the date of this prospectus, there are 12,487,730 ordinary shares issuable upon exercise of outstanding stock options, and there are a total of 2,366,847 ordinary shares available for future issuance upon the exercise of grants under our share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

British Virgin Islands

        We are incorporated under the laws of the British Virgin Islands as a business company with limited liability. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands entity, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

        Substantially all of our assets are located outside the United States. In addition, all of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

        We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

        Fangda Partners, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of China would:

  •
  recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

        Maples and Calder (Hong Kong) LLP, our counsel as to BVI law, have further advised us that the courts of the BVI will not necessarily enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. Additionally, there is no statutory enforcement in the BVI of judgments obtained in the United States, however, the courts of the BVI will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary provided that: (a) the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process; (b) the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company; (c) in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the U.S. court; (d) recognition or enforcement of the judgment in the BVI would not be contrary to public policy; and (e) the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

PRC

        We have been advised by Fangda Partners, our PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or British Virgin Islands courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Fangda Partners has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of written arrangement with the United States or the British Virgin Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the British Virgin Islands. Under the PRC Civil Procedures Law and the PRC Law on Choice of Law for Foreign-related Civil Relationships, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding the ADSs or Class A ordinary shares.

 OUR HISTORY AND CORPORATE STRUCTURE

Our Corporate History

        In May 2011, we incorporated Qiniu Limited under the laws of the British Virgin Islands as our offshore holding company. In June 2011, we incorporated Qiniu (China) Limited as Qiniu Limited's wholly owned subsidiary in Hong Kong.

        We commenced our operations in August 2011 through Qiniu Information, and then we incorporated Beijing Kongshan in September 2011, and Qiniu Internet in November 2012.

        Shanghai Kongshan, being the WFOE, was incorporated as a company with limited liability in the PRC in January 2012, and is wholly owned by Qiniu (China) Limited for the purpose of implementation of the contractual arrangements.

        In November 2020, Shanghai Kongshan incorporated a wholly owned subsidiary, Beijing Kongyu Information Technology Co., Ltd., or Beijing Kongyu, in the PRC. See "—Our Corporate Structure."

        Shanghai Kongshan entered into a series of contractual arrangements, as amended and restated, with Qiniu Information, Beijing Kongshan, and Qiniu Internet, through which we obtained control over Qiniu Information, Beijing Kongshan, and Qiniu Internet. As a result, we are regarded as the primary beneficiary of each of Qiniu Information, Beijing Kongshan, and Qiniu Internet. We treat them as our consolidated affiliated entities under U.S. GAAP and have consolidated the financial statements of these entities in our consolidated financial statements in accordance with U.S. GAAP. We refer to Qiniu Information, Beijing Kongshan, and Qiniu Internet as our variable interest entities, or our VIEs, in this prospectus. For more details and risks related to our VIE structure, please see "—Contractual Arrangements with Our VIEs and Their Respective Shareholders" and "Risk Factors—Risks Relating to Our Corporate Structure."

Our Corporate Structure

        The following chart illustrates our corporate structure, including our significant subsidiaries as defined under Section 1-02 of Regulation S-X under the Securities Act and our VIEs immediately upon the completion of this offering, assuming no exercise of underwriters' option to purchase additional ADS.

Note:

(1)
The Shareholders of each of our VIEs, namely Qiniu Information, Beijing Kongshan, and Qiniu Internet are Shiwei Xu (our chairman and chief executive officer) and Guihua Lyu (our director and president), who are the founders of the Company.

Contractual Arrangements with Our VIEs and Their Respective Shareholders

        Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services. We are a company registered in the British Virgin Islands. Our PRC subsidiary, Shanghai Kongshan, is considered as a foreign-invested enterprise. To comply with PRC laws and regulations, we primarily conduct our business in China through our VIEs, Qiniu Information, Beijing Kongshan, and Qiniu Internet, based on a series of contractual arrangements. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, our VIEs and consolidate their financial statements in our consolidated financial statements under U.S. GAAP.

        The following is a summary of the contractual arrangements by and among Shanghai Kongshan, Qiniu Information, the shareholders of Qiniu Information, contractual arrangements by and among Shanghai Kongshan, Beijing Kongshan, the shareholders of Beijing Kongshan and the contractual arrangements by and among Shanghai Kongshan, Qiniu Internet and the shareholders of Qiniu

Internet. For the complete text of these contractual arrangements, please see the copies filed as exhibits to the registration statement filed with the SEC of which this prospectus forms a part.

Exclusive Consultation and Technical Service Agreement

        Under the exclusive consultation and technical service agreement dated February 24, 2012, as amended and supplemented on January 28, 2013, Shanghai Kongshan has agreed to exclusively provide the following services (among others) to Qiniu Information:

  •
  development and maintenance of software;

  •
  internet technical support;

  •
  the database and cyber security service; and

  •
  the provision of other related services as required by Qiniu Information from time to time.

        Qiniu Information has agreed to pay service fees equal to 100% of its profits each month after deducting applicable taxes, and to pay service fees for certain services as required by Qiniu Information from time to time. The service fees are adjustable at the sole discretion of Shanghai Kongshan. The exclusive consultation and technical service agreement shall remain effective for 10 years from February 24, 2012 unless expressly provided otherwise or unilaterally terminated by Shanghai Kongshan in writing 30 days in advance. Shanghai Kongshan can unilaterally renew this agreement for a further period determined by itself.

        Further, (i) on February 24, 2012 Shanghai Kongshan and Beijing Kongshan entered into an exclusive consultation and technical service agreement, which was later amended and supplemented on January 28, 2013, and (ii) on January 28, 2013 Shanghai Kongshan and Qiniu Internet entered into an exclusive consultation and technical service agreement, which contain terms substantially similar to the exclusive consultation and technical service agreement described above.

Business Operation Agreement

        Under the business operation agreement dated February 24, 2012, Qiniu Information and its shareholders, Shiwei Xu and Guihua Lyu, jointly and severally, agreed and committed that, without obtaining the Shanghai Kongshan's written consent, Qiniu Information shall not, and Shiwei Xu and Guihua Lyu shall cause Qiniu Information not to, engage in any transaction which may materially affect Qiniu Information's assets, obligations, rights or operations, including without limitation:

  •
  any activities not within its normal business scope, or operating its business in a way that is inconsistent with its past practice;

  •
  offering any loan to any third party, incurring any debt from any third party, or assuming any debt other than in the ordinary course of business;

  •
  engaging, changing or dismissing any director or any senior management officer;

  •
  selling to or acquiring from any third party, mortgaging, licensing or disposing of in other ways tangible or intangible assets, other than in the ordinary course of business;

  •
  making any amendment to its articles of association and any major internal rules and regulations, changing the business scope or the company's normal business procedures;

  •
  selling, transferring, mortgaging or disposing of in any manner any legal or beneficial interest in its business or revenues, or allowing the encumbrance thereon of any security interest;

  •
  making any major adjustments to its business model, marketing strategy, business policy or customer relationship;

  •
  making a distribution of a dividend, or share interest or sponsorship interest in any way.

        The business operation agreement shall remain effective for 10 years from February 24, 2012 unless terminated earlier as determined by Shanghai Kongshan, while the other parties thereto are not allowed to terminate such agreement without Shanghai Kongshan's prior consent. In addition, the business operation agreement shall be renewed for a further period as determined by Shanghai Kongshan if Shanghai Kongshan requires so at its sole discretion.

        Further, (i) on February 24, 2012 Shanghai Kongshan, Beijing Kongshan and its shareholders, Shiwei Xu and Guihua Lyu entered into a business operation agreement, and (ii) on January 28, 2013 Shanghai Kongshan, Qiniu Internet and its shareholders, Shiwei Xu and Guihua Lyu entered into a business operation agreement, which contain terms substantially similar to the business operation agreement described above.

Equity Pledge Agreement

        Each of Shiwei Xu and Guihua Lyu, the shareholders of Qiniu Information, has entered into an equity pledge agreement with Shanghai Kongshan on February 24, 2012, as amended and supplemented on June 17, 2014 and September 19, 2016, respectively. Under the equity pledge agreement, Shiwei Xu and Guihua Lyu pledged their respective equity interest in Qiniu Information to Shanghai Kongshan to secure obligations under the exclusive purchase option agreement, business operation agreement, and exclusive consultation and technical service agreement. Shiwei Xu and Guihua Lyu further agreed not to transfer or pledge their equity interest in Qiniu Information without the prior written consent of Shanghai Kongshan. The equity pledge agreement will remain binding until the pledgers, Shiwei Xu and Guihua Lyu, as the case may be, discharge all of their obligations under the above-mentioned agreements. As of the date of this prospectus, the equity pledges under the equity pledge agreement have been registered with competent PRC regulatory authority.

        Further, (i) on February 24, 2012, Shiwei Xu and Guihua Lyu, the shareholders of Beijing Kongshan, entered into an equity pledge agreement with Shanghai Kongshan, which was later amended and supplemented on May 22, 2017, and (ii) on January 28, 2013, Shiwei Xu and Guihua Lyu, the shareholders of Qiniu Internet, entered into an equity pledge agreement with Shanghai Kongshan, which contain terms substantially similar to the equity pledge agreement described above.

Exclusive Purchase Option Agreement

        Shiwei Xu and Guihua Lyu, the shareholders of Qiniu Information, entered into an exclusive purchase option agreement with Shanghai Kongshan on February 24, 2012, respectively. Under the exclusive purchase option agreement, Shiwei Xu granted Shanghai Kongshan or its designee an option to purchase his equity interest in Qiniu Information at a price equal to the minimum amount of consideration permitted by PRC law, and Guihua Lyu granted Shanghai Kongshan or its designee an option to purchase his equity interest in Qiniu Information at a price equal to the minimum amount of consideration permitted by PRC law. Shiwei Xu and Guihua Lyu also granted Shanghai Kongshan or its designee an option to purchase all or a portion of the assets of Qiniu Information for the minimum amount of consideration permitted by PRC law. Shiwei Xu and Guihua Lyu also agreed not to transfer or mortgage any equity interest in or dispose of or cause the management to dispose of any material assets of Qiniu Information without the prior written consent of Shanghai Kongshan. The exclusive purchase option agreement shall remain in effect until all of the equity interests in Qiniu Information have been acquired by Shanghai Kongshan or its designee.

        Further, (i) On February 24, 2012, Shiwei Xu and Guihua Lyu, the shareholders of Beijing Kongshan, respectively, entered into an exclusive purchase option agreement with Shanghai Kongshan, and (ii) on January 28, 2013 Shiwei Xu and Guihua Lyu, the shareholders of Qiniu Internet, respectively, entered into an exclusive purchase option agreement with Shanghai Kongshan, which contain terms substantially similar to the exclusive purchase option agreement described above.

Power of Attorney

        Shiwei Xu and Guihua Lyu, the shareholders of Qiniu Information signed a power of attorney on February 24, 2012, respectively. Under the power of attorney, Shiwei Xu and Guihua Lyu agreed to irrevocably authorize Shanghai Kongshan to represent them to exercise all the voting rights and other shareholders' rights to which they are entitled as shareholders of Qiniu Information. The power of attorney shall remain effective until Qiniu Information has been dissolved, unless the Business Operation Agreement has been terminated earlier for any reason.

        Further, (i) On February 24, 2012, Shiwei Xu and Guihua Lyu, the shareholders of Beijing Kongshan, signed a power of attorney, respectively, and (ii) on January 28, 2013 Shiwei Xu and Guihua Lyu, the shareholders of Qiniu Internet, signed a power of attorney, respectively, which contain terms substantially similar to the power of attorney described above.

Spousal Consents

        The spouses of Shiwei Xu and Guihua Lyu, the individual shareholders of Qiniu Information, Beijing Kongshan and Qiniu Internet have each signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed that the equity interest in Qiniu Information, Beijing Kongshan or Qiniu Internet which is held by and registered under the name of her spouse will be disposed of pursuant to the abovementioned equity pledge agreements, exclusive purchase option agreements, the business operation agreement and the power of attorney. Moreover, the spouse confirmed she has no rights, and will not assert in the future any right, over the equity interests in Qiniu Information, Beijing Kongshan or Qiniu Internet held by her spouse, nor will she take any action in conflict with above arrangement.

        In the opinion of Fangda Partners, our PRC legal counsel:

  •
  the ownership structures of Shanghai Kongshan with Qiniu Information, Beijing Kongshan, and Qiniu Internet respectively, currently and immediately after giving effect to the offering, do not and will not violate any applicable PRC laws, regulations, or rules currently in effect;

  •
  the agreements (i) among Shanghai Kongshan, Qiniu Information and its shareholders, (ii) among Shanghai Kongshan, Beijing Kongshan and its shareholders, and (iii) among Shanghai Kongshan, Qiniu Internet and its shareholders, governed by PRC laws, as described above, are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and both currently and immediately after giving effect to the offering, do not and will not violate any applicable PRC laws, regulations, or rules currently in effect.

        However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our value-added telecommunication services and related business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. For a description of the risks related to these contractual arrangements and our corporate structure, please see "Risk Factors—Risks Relating to Our Corporate Structure."

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated statement of operations data for the years ended December 31, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020, and selected consolidated cash flow data for the years ended December 31, 2019 and 2020, have been derived from audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statement of operations data for the three months ended March 31, 2020 and 2021, the selected consolidated balance sheet data as of March 31, 2021 and the selected consolidated cash flow data for the three months ended March 31, 2020 and 2021 have been derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus and have been prepared on the same basis as the audited consolidated financial statements. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        The following table presents our selected consolidated statements of operations data for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Selected Consolidated Statements of Operations Data:
Revenues	824,963	100.0	1,089,214	166,247	100.0	285,597	100.0	322,535	49,228	100.0
Cost of revenues(1)	(639,476)	(77.5)	(852,132)	(130,061)	(78.2)	(199,782)	(70.0)	(248,217)	(37,885)	(77.0)

Gross profit	185,487	22.5	237,082	36,186	21.8	85,815	30.0	74,318	11,343	23.0
Operating expenses:
Research and development expenses(1)	(108,216)	(13.1)	(96,928)	(14,794)	(8.9)	(22,074)	(7.7)	(29,137)	(4,447)	(9.0)
Selling and marketing expenses(1)	(108,432)	(13.2)	(100,675)	(15,366)	(9.3)	(19,529)	(6.8)	(45,789)	(6,989)	(14.1)
General and administrative expenses(1)	(97,302)	(11.8)	(79,565)	(12,144)	(7.3)	(20,839)	(7.3)	(27,920)	(4,262)	(8.7)

Total operating expenses	(313,950)	(38.1)	(277,168)	(42,304)	(25.5)	(62,442)	(21.8)	(102,846)	(15,698)	(31.8)

Operating (loss)/income	(128,463)	(15.6)	(40,086)	(6,118)	(3.7)	23,373	8.2	(28,528)	(4,355)	(8.8)
Interest expenses	(7,492)	(0.9)	(4,233)	(646)	(0.4)	(1,429)	(0.5)	(263)	(40)	(0.1)
Interest income	4,384	0.6	5,298	809	0.5	1,177	0.4	1,049	160	0.3
Investment (losses)/income, net	(1,080)	(0.1)	1,089	166	0.1	467	0.2	—	—	—
Foreign currency exchange (losses)/gains, net	(624)	(0.1)	4,028	615	0.4	(1,084)	(0.4)	(1,155)	(176)	(0.3)
Gain from disposal of an equity method investment	—	—	673	103	0.1	—	—	—	—	—
Change in fair value of a long-term investment	—	—	1,396	213	0.1	—	—	318	49	0.1
Share of (losses)/profit of equity method investments	(266)	(0.0)	76	12	0.0	(14)	(0.0)	(13)	(2)	(0.0)
Other income	5,297	0.6	12,476	1,904	1.1	1,233	0.4	1,101	168	0.3

(Loss)/income before income taxes	(128,244)	(15.5)	(19,283)	(2,942)	(1.8)	23,723	8.3	(27,491)	(4,196)	(8.5)
Income tax expense	—	—	—	—	—	—	—	—	—	—

Net (loss)/income	(128,244)	(15.5)	(19,283)	(2,942)	(1.8)	23,723	8.3	(27,491)	(4,196)	(8.5)

Accretion of Redeemable Convertible Preferred Shares	(42,772)	(5.2)	(151,837)	(23,175)	(13.9)	—	—	—	—	—

Net (loss)/income attributable to Qiniu Limited	(171,016)	(20.7)	(171,120)	(26,117)	(15.7)	23,723	8.3	(27,491)	(4,196)	(8.5)

Net loss per ordinary share attributable to ordinary shareholders
—Basic and diluted	(3.51)		(3.52)	(0.54)		—		(0.56)	(0.09)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
—Basic and diluted	48,657,140		48,657,140			48,657,140		48,657,140

Note:

(1)
Includes share-based compensation expenses as follows:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenues	(585)	487	74	(15)	400	61
Research and development expenses	4,432	5,506	840	1,104	199	30
Selling and marketing expenses	3,825	4,886	746	1,265	10,194	1,556
General and administrative expenses	15,814	610	93	1,150	3,554	542

Total	23,486	11,489	1,753	3,504	14,347	2,189

        The following table presents our selected consolidated balance sheet data as of December 31, 2019 and 2020 and March 31, 2021.

	As of December 31,			As of March 31,
	2019	2020		2021
	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash	120,009	140,129	21,388	176,372	26,920
Time deposits	104,643	398,019	60,750	298,994	45,635
Accounts receivable, net	154,003	161,959	24,720	184,435	28,150
Total current assets	448,182	751,378	114,684	734,388	112,090
Total non-current assets	222,433	206,164	31,467	230,505	35,181
Total assets	670,615	957,542	146,151	964,893	147,271
Accounts payable	40,107	43,408	6,625	67,183	10,254
Contract liabilities	105,196	99,473	15,183	96,713	14,761
Total current liabilities	390,680	408,099	62,289	395,704	60,395
Total non-current liabilities	10,509	3,660	559	3,059	467
Total liabilities	401,189	411,759	62,848	398,763	60,862
Total mezzanine equity	2,564,622	2,855,456	435,828	2,875,762	438,927
Total shareholders' deficit	(2,295,196)	(2,309,673)	(352,525)	(2,309,632)	(352,518)
Total liabilities, mezzanine equity and shareholders' deficit	670,615	957,542	146,151	964,893	147,271

        The following table presents our selected consolidated cash flow data for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data
Net cash (used in)/provided by operating activities	(89,923)	82,410	12,578	(1,435)	(33,478)	(5,110)
Net cash (used in)/provided by investing activities	(161,348)	(297,352)	(45,384)	26,491	92,918	14,182
Net cash provided by/(used in) financing activities	75,125	269,325	41,107	(7,968)	(22,613)	(3,451)
Effect of foreign currency exchange rate changes on cash	(1,092)	(34,263)	(5,230)	1,681	(584)	(89)
Net (decrease)/increase in cash	(177,238)	20,120	3,071	18,769	36,243	5,532
Cash at the beginning of the year/period	297,247	120,009	18,317	120,009	140,129	21,388
Cash at the end of the year/period	120,009	140,129	21,388	138,778	176,372	26,920

Non-GAAP Financial Measures

        In evaluating our business, we consider and use certain non-GAAP measures, including adjusted net (loss)/income, adjusted net (loss)/income margin, adjusted EBITDA and adjusted EBITDA margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net (loss)/income as net (loss)/income excluding share-based compensation and foreign exchange losses/(gains) and we define adjusted net (loss)/income margin as adjusted net (loss)/income as a percentage of revenues. We define adjusted EBITDA as adjusted net (loss)/income excluding interest income, interest expenses, income tax expense and depreciation and amortization, and we define adjusted EBITDA margin as adjusted EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors' assessment of our operating performance.

        These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

        We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

        The following tables reconcile our adjusted net (loss)/income and adjusted EBITDA for the years ended December 31, 2019 and 2020 and for the three months ended March 31, 2020 and 2021, to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which are net (loss)/income:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net (loss)/income	(128,244)	(19,283)	(2,942)	23,723	(27,491)	(4,196)
Adjustments:
Share-based compensation	23,486	11,489	1,753	3,504	14,347	2,189
Foreign exchange losses/(gains)	624	(4,028)	(615)	1,084	1,155	176
Adjusted net (loss)/income	(104,134)	(11,822)	(1,804)	28,311	(11,989)	(1,831)
Adjustments:
Interest income	(4,384)	(5,298)	(809)	(1,177)	(1,049)	(160)
Interest expenses	7,492	4,233	646	1,429	263	40
Income tax expense	—	—	—	—	—	—
Depreciation and amortization	73,095	67,569	10,313	16,876	16,308	2,489
Adjusted EBITDA	(27,931)	54,682	8,346	45,439	3,533	538

	For the Year Ended December 31,		For the Three Months Ended March 31,
	2019	2020	2020	2021
	%
Net (loss)/income margin	(15.5)	(1.8)	8.3	(8.5)
Adjusted net (loss)/income margin	(12.6)	(1.1)	9.9	(3.7)
Adjusted EBITDA margin	(3.4)	5.0	15.9	1.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Consolidated Operating and Financial Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are China's leading cloud-based Platform-as-a-Service ("PaaS") provider as measured by revenue in 2020, focusing on media and machine data, pioneering an integrated, one-stop "cloud + data" platform that empowers enterprise customers across a wide spectrum of industries. Our platform provides superior, end-to-end intelligent media cloud and analytics solutions as well as machine data analytics solutions. Underpinning these solutions is our proprietary cloud technology that features data lake, industry-leading media and machine data storage, distribution and analytics capabilities.

        We primarily offer Media Platform-as-a-Service, or MPaaS, for intelligent media solutions and Data Platform-as-a-Service, or DPaaS, for machine data solutions. We have been dedicated to providing intelligent media cloud services since inception and have served over one million customers. As we continued to invest in data technology and deepened understanding of customers' needs, we have successfully established an industry-leading machine data analytics platform. Our agile technology architecture supports the rapid scaling of both MPaaS and DPaaS to meet increasing customer demands.

        Our products and solutions cover a wide spectrum of industries, including pan-entertainment, social networking, healthcare, e-commerce, education, media, financial services, automobiles, telecommunications and intelligent manufacturing, among others. We have established a diverse and high quality customer base, with 61.5 thousand MPaaS customers and 775 MPaaS Premium Customers as of December 31, 2020. In 2020, the dollar-based net expansion rate of our MPaaS customers was 112%. We have achieved EB-level data storage as of March 31, 2021 and have empowered an average of approximately 230 million minutes on a daily basis of live streaming and real-time engagement for the three months ended March 31, 2021.

        We provide "cloud + data" end-to-end PaaS solutions, including MPaaS for intelligent media solutions and DPaaS for machine data solutions, to customers across a wide spectrum of industries. In addition, to a lesser extent, we also provide other complementary cloud services such as QVM.

Impact of COVID-19

        Since December 2019, the outbreak of COVID-19 has resulted in prolonged mandatory quarantines, lockdown, closures of businesses and facilities, travel restrictions and social distancing guidelines imposed by the governments worldwide. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the COVID-19 outbreak a public health emergency of international concern, and on March 11, 2020 the World Health Organization declared the global COVID-19 outbreak a pandemic. The COVID-19 virus continues to impact countries worldwide, including where our customers are located and Shanghai, China where we conduct our main business operations.

        While the long-term impact of the COVID-19 outbreak is uncertain, we have experienced, and may continue to experience, an adverse impact on certain parts of our business following the implementation of travel restrictions and social distancing guidelines imposed by the governments worldwide to mitigate the outbreak of COVID-19, including lengthening of the sales cycle for some prospective customers and delays in the delivery of cloud solution projects to our customers. We have also experienced, and may continue to experience, a positive impact on other parts of our business. During the first quarter of 2020, we experienced a growth in usage and revenue, as people spent more time on online entertainment, remote working, streaming or otherwise interacting online due to work, school, travel and other restrictions. Moreover, this dynamic was particularly pronounced in China, our primary market. In the second quarter of 2020, we have continued to observe higher usage and revenue than the same period in the prior year; however, as restrictions in China have been eased, the pace of usage growth has moderated sequentially. We also observed increases in numbers of customers and amount of data processed.

        Moreover, we have seen a reduction in certain operating expenses due to reduced business travel, deferred hiring for some positions, and the virtualization or cancellation of customer and employee events. While a reduction in operating expenses may have an immediate positive impact on our results of operations, we do not yet have visibility into the full impact this will have on our business. We cannot predict how long we will continue to experience these impacts as travel restrictions and other related measures are expected to change over time. Our results of operations, cash flows, and financial condition have not been materially and adversely impacted to date. However, as certain of our customers or partners experience downturns or uncertainty in their own business operations or revenue resulting from the spread of COVID-19, they may continue to decrease or delay their spending, request pricing discounts, or seek renegotiations of their contracts, any of which may result in decreased revenue and cash receipts for us. In addition, we may experience customer losses, including due to bankruptcy or our customers ceasing operations, which may result in an inability to collect accounts receivable from these customers.

        The global impact of COVID-19 continues to rapidly evolve, and we will continue to monitor the situation and the effects on our business and operations closely. We do not yet know the full extent of potential impacts on our business or operations or on the global economy as a whole, particularly if the COVID-19 pandemic continues and persists for an extended period of time. Given the uncertainty, we cannot reasonably estimate the impact on our future results of operations, cash flows, or financial condition. For additional details, see the section titled "Risk Factors."

Key Operating Metrics

        In 2019 and 2020, revenue generated from our MPaaS Premium Customers accounted for 89.8% and 91.5% of our total MPaaS revenues in the same periods, respectively. The following table sets forth certain of our key operating metrics of our MPaaS solutions that we use to measure our business for the periods indicated.

	For the Year ended December 31,
	2019	2020
MPaaS solutions
Number of MPaaS Premium Customers	682	775
Average revenue per MPaaS Premium Customer (RMB'000)	1,026.5	1,212.5

        As a result of our business expansion efforts and increasing demands for our MPaaS solutions, our MPaaS Premium Customers increased from 682 in 2019 to 775 in 2020, and the average revenue per MPaaS Premium Customer increased from RMB1,026.5 thousand in 2019 to RMB1,212.5 thousand in 2020. As compared to other MPaaS customers, our MPaaS Premium Customers typically use more types of our services, and have relatively longer business relationships with us. In some cases, we offer certain discounts to MPaaS Premium Customers, which are determined based on various factors such as usage volume and their brand awareness.

	For the Year ended December 31,
	2019	2020
MPaaS solutions
Number of MPaaS customers	54,256	61,502
Dollar-based net expansion rate	N/A	112%

        MPaaS customers are all paying customers for our MPaaS solutions. Our dollar-based net expansion rate of MPaaS customers was 112% in 2020, which indicates our ability to retain and grow revenue from our MPaaS customers.

        The following table sets forth certain of our key operating metrics of our DPaaS solution that we use to measure our business for the periods indicated.

	For the Year ended December 31,
	2019	2020
DPaaS solution
Number of DPaaS customers	306	240
Average revenue per DPaaS customer (RMB'000)	18.5	48.7

        DPaaS customers are all paying customers for our DPaaS solution. As our DPaaS solution is still at its early stage of development, since 2020, we started to focus on developing business relationships with industry-leading customers to demonstrate the quality of our services and enhance our brand awareness. In 2020, we completed various lighthouse projects with industry leaders such as Littlegenius. Accordingly, our average revenue per DPaaS customer increased significantly from RMB18.5 thousand in 2019 to RMB48.7 thousand in 2020.

        For the three months ended March 31, 2020 and 2021, we had 38,281 and 47,540 MPaaS customers, respectively, which reflected our business expansion efforts. As a result, revenue from our MPaaS solutions increased by 11.4% from RMB270.3 million for the three months ended March 31, 2020 to RMB301.1 million (US$46.0 million) for the three months ended March 31, 2021.

        For the three months ended March 31, 2020 and 2021, we had 179 and 158 DPaaS customers, respectively. In line with our efforts to develop business relationships with industry-leading customers to demonstrate the quality of our services and enhance our brand awareness, our average revenue per DPaaS customer increased significantly from RMB6.5 thousand for the three months ended March 31, 2020, to RMB50.3 thousand for the three months ended March 31, 2021.

Factors Affecting Our Performance

        The following factors are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.

Trends in China's economic conditions and development of the industries in which we operate

        Our business and results of operations are significantly affected by China's overall economic conditions and the development of the industries in which we operate. For example, the development of the MPaaS industry in China is expected to be driven by the rapid growth of media data, and the development of IoT and other technology advancements. Moreover, the development of the DPaaS industry in China is expected to be driven by technology innovations, popularity of cloud service business and demands for business optimization, and increasing integration with public cloud. As a market leader and an independent service provider, we have captured, and we believe that we are well positioned to continue to capture, the various market opportunities brought by the development of industries in which we operate.

Our ability to retain and expand usage by our existing customers

        We have amassed a broad and diverse customer base covering a wide spectrum of industry verticals. As a result of our business expansion efforts, the total number of paying customers increased from 55.9 thousand in 2019 to 63.0 thousand in 2020. We have fostered strong loyalty with existing customers as a result of the high quality products and solutions offered by us, as well as our ability to deliver tangible value to customers by effectively addressing their needs.

        We believe that there are significant opportunities for growth with many of our existing customers. The dollar-based net expansion rate of our MPaaS customers was 112% in 2020, which indicates our ability to retain and grow revenue from our customers. In order for us to continue to expand usage within our customer base, we will need to continue to deliver high quality and customer-centric products and solutions, and to introduce innovative products and features as well as innovative new use cases that are tailored to our customers' needs.

Our ability to acquire new customers

        We aim to acquire and retain new customers by, among others, further enhancing the quality and efficiency of our existing products and solutions, offering additional innovative products and solutions and implementing effective sales strategies tailored to the verticals in which we operate. Our operating results and growth prospects will depend in part on our ability to attract new customers.

Our ability to upgrade our products and solutions and expand use cases

        Our success has been based on our dedication to the development of innovative and high-performance PaaS products and solutions, and our ability to identify and meet the business needs of our customers. Our business prospects depends largely on our ability to continue to enhance the functions, performance, reliability, security, scalability of our products and solutions, and to expand into new use cases, which thereby will allow us to capture additional market share, enjoy better economies of scale and improve our profitability.

Our ability to enhance technology innovation and to acquire talent

        We have made, and will continue to make, significant investments in technology innovation to strengthen our market leadership. Our ability to improve our existing products and solutions and develop new ones depends on the technologies we use to develop and deliver high quality PaaS solutions to customers. It is thus crucial for us to continually invest in technology innovation to expand our resources and enhance capabilities of our products and solutions. We intend to continue to invest in attracting more talented research and development personnel and further developing and applying advanced technologies in the fields of cloud computing, data analytics, video and audio processing and AI to strengthen our technological advantage and enhance the functionalities and customer experience of our products and solutions.

Our ability to effectively control our costs and expenses

        Our profitability depends largely on our ability to manage and control our costs and expenses. We have invested heavily in developing technology capabilities in order to provide high-performance products and solutions. Also, we have been expanding into new verticals and developing innovative products and solutions, such as our DPaaS solution. As we continue to grow our business, we expect to benefit from economies of scale and achieve additional cost savings. We also enjoy stronger bargaining power against suppliers due to our increased scale. Moreover, we will adopt centralized procurement of equipment and network resources to obtain favorable prices.

Our ability to compete effectively

        We are committed to delivering high quality products and solutions to maintain our market leadership position. Our business and results of operations depend on our ability to compete effectively in the sectors in which we operate. Our competitive edges may be affected by, among other things, research and development capabilities, industry know-how, continuous capital investment, product portfolio, our ability to price our solutions competitively, among others. We believe that our end-to-end product offerings, increasing brand awareness, neutrality, technology leadership, supply chain management and prominent research and development capabilities differentiate us from our competitors and help us establish a high entry barrier difficult for our competitors to surpass. However, we are still subject to competition from a variety of players within our industry.

Key Components of Results of Operations

Revenues

        We generated revenue primarily from providing MPaaS solutions, DPaaS solution and other cloud services to our customers. The following table sets forth a breakdown of our revenue in absolute amounts and as a percentage of our total revenue for the periods indicated:

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
MPaaS solutions	779,764	94.5	1,027,512	156,829	94.3	270,266	94.6	301,141	45,963	93.3
DPaaS solution	5,637	0.7	11,694	1,785	1.1	1,161	0.4	7,955	1,214	2.5
Other cloud services	39,562	4.8	50,008	7,633	4.6	14,170	5.0	13,439	2,051	4.2

Total revenues	824,963	100.0	1,089,214	166,247	100.0	285,597	100.0	322,535	49,228	100.0

        MPaaS solutions.    Revenues from our MPaaS solutions are primarily derived from our QCDN, Kodo, interactive live streaming products and Dora. In 2020, our revenues generated from QCDN, Kodo, interactive live streaming and Dora accounted for 58.4%, 27.1%, 10.9% and 3.6% of our MPaaS revenues for the same period, respectively. In 2019, our revenues generated from QCDN, Kodo, interactive live streaming and Dora accounted for 66.0%, 22.0%, 8.2% and 3.8% of our MPaaS revenues for the same period, respectively. Our MPaaS solutions are provided to our customers either as a public cloud service, or deployed on-premise on our customers' servers. For public cloud services, we charge customers based on usage. For on-premise deployment of our MPaaS solutions, we charge customers on a project basis.

        DPaaS solution.    We derive revenues from our DPaaS solution primarily through Pandora, our simple, efficient and open one-stop data analytics solution for enterprise customers. For customers of Pandora, we either charge based on usage as part of a public cloud service, or on a project basis in order to cater to the customized needs of businesses.

        Other cloud services.    Complementary to our MPaaS and DPaaS solution, we also offer our customers other cloud services, primarily including QVM, a comprehensive suite of solutions including cloud servers, databases, network, security and storage. For our QVM service, we charge our customers based on usage.

Cost of Revenues and Gross Margin

        Our cost of revenues consists of the costs and expenses that are directly related to providing our products and solutions to our customers. These costs and expenses primarily include (i) costs of network bandwidth and other cloud services, (ii) depreciation of servers and network equipment, (iii) IDC rack cost, and (iv) others, primarily consisted of staff costs, hardware costs and costs associated with our project-based solutions. We expect our cost of revenues to increase in absolute amount as our business continues to grow.

        Gross profit is equal to our total revenues less cost of revenues. Gross profit as a percentage of our total revenues is referred to as gross margin. For the years ended December 31, 2019 and 2020 and for the three months ended March 31, 2020 and 2021, our gross margins were 22.5%, 21.8%, 30.0% and 23.0%, respectively.

        Our cost of revenues and gross margin have been and will continue to be affected by a number of factors, including shifts in our product mix to the extent it affects our overall margin profile, the timing of acquisition of new customers and expansion of usage among existing customers, competition, and our ability to manage bandwidth and cloud infrastructure costs, among other things.

Operating expenses

        The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of our total revenues, for the periods indicated.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses
Research and development expenses	108,216	34.5	96,928	14,794	35.0	22,074	35.4	29,137	4,447	28.3
Selling and marketing expenses	108,432	34.5	100,675	15,366	36.3	19,529	31.3	45,789	6,989	44.6
General and administrative expenses	97,302	31.0	79,565	12,144	28.7	20,839	33.3	27,920	4,262	27.1

Total operating expenses	313,950	100.0	277,168	42,304	100.0	62,442	100.0	102,846	15,698	100.0

        Research and development expenses.    Research and development expenses consists primarily of (i) staff costs for our research and development personnel, including salaries, bonuses, benefits and share-based compensation for our research and development employees, and (ii) other miscellaneous expenses, primarily including office and travel expenses incurred by our research and development personnel, and rental and depreciation expenses allocated to our research and development department. We believe that continued investment in research and development is key to our future growth. We expect to continue to invest substantially in our research and development efforts to improve customer experience, adding new features and functionalities to our platform and upgrading our products and solutions. As a result, we expect our research and development expenses to continue to increase in absolute amount in the foreseeable future.

        Selling and marketing expenses.    Our selling and marketing expenses primarily consist of (i) staff costs relating to our direct sales force, including salaries, bonuses benefits and share-based compensation for our sales and marketing employees, (ii) promotional expenses, which primarily represent expenses incurred for conferences held for sales and marketing purposes, promotional expenses we paid to major search engines, and (iii) other miscellaneous expenses, primarily include office and travel expenses incurred by our sales and marketing staff, and rental and depreciation expenses allocated to our sales and marketing department. We plan to continue to invest in sales and marketing to promote our brand, grow our platform, and retain our existing customers and attract new customers. As a result, we expect our selling and marketing expenses to increase in absolute amount in the foreseeable future.

        General and administrative expenses.    Our general and administrative expenses consist of (i) staff costs, including salaries, bonuses, benefits and share-based compensation paid to general and administrative personnel, and (ii) other miscellaneous expenses, including depreciation and amortization expenses, office rental expenses, general operation expenses and professional service fees. We expect our general and administrative expenses to increase in the foreseeable future as we incur additional expenses as a result of operating as a public company.

Taxation

        We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the British Virgin Islands, Hong Kong and the PRC.

  British Virgin Islands

        We are incorporated in the British Virgin Islands. Our company and all dividends, interest, rents, royalties, compensation and other amounts paid by us to persons who are not resident in the BVI and any capital gains realised with respect to any shares, debt obligations, or other securities of our company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

        No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of our company.

        All instruments relating to transfers of property to or by our company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of our company and all instruments relating to other transactions relating to the business of our company are exempt from payment of stamp duty in the BVI. This assumes that our company does not hold an interest in real estate in the BVI.

        There are currently no withholding taxes or exchange control regulations in the BVI applicable to our company or its members.

  Hong Kong

        No provision for Hong Kong profits tax was made as we did not have any assessable income subject to Hong Kong profits tax in 2019, 2020 and for the three months ended March 31, 2021.

  PRC

        Our PRC entities are subject to the statutory income tax rate of 25%, in accordance with the Enterprise Income Tax law (the "EIT Law"), which was effective since January 1, 2008. Shanghai Qiniu Information Technologies Co., Ltd. was recognized as a "High and New Technology Enterprise" in November 2016, and again in December 2019. As a result, it is subject to a preferential corporate income tax rate of 15% for the subsequent three years following such recognitions. Dividends, interests, rent or royalties payable by our PRC entities to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor's disposition of assets (after deducting the net value of such assets) shall be subject to a 10% withholding tax unless the respective non-PRC resident enterprise's jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

        According to the relevant laws and regulations promulgated by the State Administration of Taxation of the PRC that was effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 150% of their research and development expenses before 2018 and 175% since 2018 so incurred as tax deductible expenses when determining their assessable profits for that year.

Results of Operations

        The following table summarizes our consolidated results of operations and as percentages of our total revenues for the periods presented.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Revenues	824,963	100.0	1,089,214	166,247	100.0	285,597	100.0	322,535	49,228	100.0
Cost of revenues(1)	(639,476)	(77.5)	(852,132)	(130,061)	(78.2)	(199,782)	(70.0)	(248,217)	(37,885)	(77.0)

Gross profit	185,487	22.5	237,082	36,186	21.8	85,815	30.0	74,318	11,343	23.0
Operating expenses:
Research and development expenses(1)	(108,216)	(13.1)	(96,928)	(14,794)	(8.9)	(22,074)	(7.7)	(29,137)	(4,447)	(9.0)
Selling and marketing expenses(1)	(108,432)	(13.2)	(100,675)	(15,366)	(9.3)	(19,529)	(6.8)	(45,789)	(6,989)	(14.1)
General and administrative expenses(1)	(97,302)	(11.8)	(79,565)	(12,144)	(7.3)	(20,839)	(7.3)	(27,920)	(4,262)	(8.7)

Total operating expenses	(313,950)	(38.1)	(277,168)	(42,304)	(25.5)	(62,442)	(21.8)	(102,846)	(15,698)	(31.8)

Operating (loss)/income	(128,463)	(15.6)	(40,086)	(6,118)	(3.7)	23,373	8.2	(28,528)	(4,355)	(8.8)
Interest expenses	(7,492)	(0.9)	(4,233)	(646)	(0.4)	(1,429)	(0.5)	(263)	(40)	(0.1)
Interest income	4,384	0.6	5,298	809	0.5	1,177	0.4	1,049	160	0.3
Investment (losses)/income, net	(1,080)	(0.1)	1,089	166	0.1	467	0.2	—	—	—
Foreign currency exchange (losses)/gains, net	(624)	(0.1)	4,028	615	0.4	(1,084)	(0.4)	(1,155)	(176)	(0.3)
Gain from disposal of an equity method investment	—	—	673	103	0.1	—	—	—	—	—
Change in fair value of a long-term investment	—	—	1,396	213	0.1	—	—	318	49	0.1
Share of (losses)/profit of equity method investments	(266)	(0.0)	76	12	0.0	(14)	(0.0)	(13)	(2)	(0.0)
Other income	5,297	0.6	12,476	1,904	1.1	1,233	0.4	1,101	168	0.3

(Loss)/income before income taxes	(128,244)	(15.5)	(19,283)	(2,942)	(1.8)	23,723	8.3	(27,491)	(4,196)	(8.5)
Income tax expense	—	—	—	—	—	—	—	—	—	—

Net (loss)/income	(128,244)	(15.5)	(19,283)	(2,942)	(1.8)	23,723	8.3	(27,491)	(4,196)	(8.5)

Note:

(1)
Includes share-based compensation expenses as follows:

	For the Year Ended December 31			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenues	(585)	487	74	(15)	400	61
Research and development expenses	4,432	5,506	840	1,104	199	30
Selling and marketing expenses	3,825	4,886	746	1,265	10,194	1,556
General and administrative expenses	15,814	610	93	1,150	3,554	542

Total	23,486	11,489	1,753	3,504	14,347	2,189

        Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020

  Revenues

	For the Three Months Ended March 31,
	2020	2021		Change
	RMB	RMB	US$	RMB	%
	(in thousands, except for percentages)
MPaaS solutions	270,266	301,141	45,963	30,875	11.4
DPaas solutions	1,161	7,955	1,214	6,794	585.2
Other cloud services	14,170	13,439	2,051	(731)	(5.2)

Total revenues	285,597	322,535	49,228	36,938	12.9

        Our revenues increased by 12.9% from RMB285.6 million for the three months ended March 31, 2020 to RMB322.5 million(US$49.2 million) for the three months ended March 31, 2021, driven by increases in our revenue from MPaaS solutions, DPaaS solution and other cloud services.

MPaaS solutions

        Revenue from our MPaaS solutions increased by 11.4% from RMB270.3 million for the three months ended March 31, 2020 to RMB301.1 million (US$46.0 million) for the three months ended March 31, 2021, primarily because our MPaaS customers increased from 38,281 for the three months ended March 31, 2020 to 47,540 for the three months ended March 31, 2021 as a result of our business expansion efforts.

DPaaS solution

        Revenue from our DPaaS solution increased by 585.2% from RMB1.2 million for the three months ended March 31, 2020 to RMB8.0 million (US$1.2 million) for the three months ended March 31, 2021 primarily because the average revenue per DPaaS customer increased from RMB6.5 thousand for the three months ended March 31, 2020 to RMB50.3 thousand for the three months ended March 31, 2021, which was mainly because we started to focus on developing business relationships with industry-leading customers since 2020, and partially offset by a decrease in the number of our DPaaS customers from 179 for the three months ended March 31, 2020 to 158 for the three months ended March 31, 2021 accordingly.

Other cloud services

        Revenue from our other cloud services remained relatively stable from RMB14.2 million for the three months ended March 31, 2020 to RMB13.4 million (US$2.1 million) for the three months ended March 31, 2021.

  Cost of Revenues

	For the Three Months Ended March 31,
	2020	2021		Change
	RMB	RMB	US$	RMB	%
	(in thousands, except for percentages)
Cost of Revenues	199,782	248,217	37,885	48,435	24.2

        Our cost of revenues increased by 24.2% from RMB199.8 million for the three months ended March 31, 2020 to RMB248.2 million (US$37.9 million) for the three months ended March 31, 2021, primarily due to the increase in costs of network bandwidth, other cloud services and hardware in the amount of RMB50.0 million (US$7.6 million) from the three months ended March 31, 2020 to the three months ended March 31, 2021 a result of our business growth.

  Gross Profit and Gross Margin

        As a result of the foregoing, our overall gross profit decreased by 13.4% from RMB85.8 million for the three months ended March 31, 2020 to RMB74.3 million (US$11.3 million) for the three months ended March 31, 2021. Our overall gross margin decreased from 30.0% for the three months ended March 31, 2020 to 23.0% for the three months ended March 31, 2021, which was mainly because we experienced increased usages from MPaaS customers, in particular customers in traditional industries, in the first quarter of 2020 due to the COVID-19 outbreak, which in turn led to a higher gross profit margin.

  Total Operating Expenses

        Our total operating expenses increased by 64.7% from RMB62.4 million for the three months ended March 31, 2020 to RMB102.8 million (US$15.7 million) for the three months ended March 31, 2021. The increase was primarily due to an increase in staff cost of RMB32.0 million (US$4.9 million) because of our increased number of R&D and selling and marketing personnel.

	For the Three Months Ended March 31,
	2020	2021		Change
	RMB	RMB	US$	RMB	%
	(in thousands, except for percentages)
Total operating expenses	62,442	102,846	15,698	40,404	64.7

  Research and development expenses

	For the Three Months Ended March 31,
	2020	2021		Change
	RMB	RMB	US$	RMB	%
	(in thousands, except for percentages)
Research and development expenses	22,074	29,137	4,447	7,063	32.0

        Our research and development expenses increased by 32.0% from RMB22.1 million for the three months ended March 31, 2020 to RMB29.1 million (US$4.4 million) for the three months ended March 31, 2021, primarily attributable to the increase in staff cost of approximately RMB6.4 million (US$1.0 million) as a result of the increase in our R&D employees.

  Selling and marketing expenses

	For the Three Months Ended March 31,
	2020	2021		Change
	RMB	RMB	US$	RMB	%
	(in thousands, except for percentages)
Selling and marketing expenses	19,529	45,789	6,989	26,260	134.5

        Our selling and marketing expenses increased by 134.5% from RMB19.5 million for the three months ended March 31, 2020 to RMB45.8 million (US$7.0 million) for the three months ended March 31, 2021, primarily due to (i) an increase in staff cost of approximately RMB22.6 million (US$3.4 million) as a result of the increase in senior selling and marketing staffs, (ii) an increase in promotional expenses of RMB1.9 million (US$0.3 million) in line with our enhanced marketing and promotion efforts.

  General and Administrative expenses

	For the Three Months Ended March 31,
	2020	2021		Change
	RMB	RMB	US$	RMB	%
	(in thousands, except for percentages)
General and administrative expenses	20,839	27,920	4,262	7,081	34.0

        Our general and administrative expenses increased by 34.0% from RMB20.8 million for the three months ended March 31, 2020 to RMB27.9 million (US$4.3 million) for the three months ended March 31, 2021, primarily attributable to (i) an increase of approximately RMB2.4 million (US$0.4 million) in share-based compensation granted to our administrative staff.

  Operating Income/(Loss)

        As a result of the foregoing, we recorded an income of RMB23.4 million and a loss of RMB28.5 million (US$4.4 million) for the three months ended March 31, 2020 and 2021, respectively.

  Interest Expenses

        Our interest expenses decreased by 81.6% from RMB1.4 million for the three months ended March 31, 2020 to RMB0.3 million (US$40 thousand) for the three months ended March 31, 2021, primarily attributable to the repayment of the borrowings upon their maturities.

  Interest Income

        We had interest income of RMB1.2 million and RMB1.0 million (US$0.2 million) for the three months ended March 31, 2020 and 2021, respectively.

  Other income

        We recognized government grants under other income of RMB1.2 million and RMB1.1 million (US$0.2 million) for the three months ended March 31, 2020 and 2021, respectively.

  Income Tax Expense

        We did not incur income tax expense for the three months ended March 31, 2020 and 2021.

  Net income/(loss)

	For the Three Months Ended March 31,
	2020	2021		Change
	RMB	RMB	US$	RMB	%
	(in thousands, except for percentages)
Net income/(loss)	23,723	(27,491)	(4,196)	(51,214)	(215.9)

        As a result of the foregoing, we recorded a net income of RMB23.7 million and a net loss of RMB27.5 million (US$4.2 million) for the three months ended March 31, 2020 and 2021, respectively.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

  Revenues

	For the Year Ended December 31,
	2019	2020		Change
	RMB	RMB	US$	RMB	%
	(in thousands, except for percentages)
MPaaS solutions	779,764	1,027,512	156,829	247,748	31.8
DPaaS solution	5,637	11,694	1,785	6,057	107.5
Other cloud services	39,562	50,008	7,633	10,446	26.4

Total revenues	824,963	1,089,214	166,247	264,251	32.0

        Our revenues increased by 32.0% from RMB825.0 million in 2019 to RMB1,089.2 million(US$166.2 million) in 2020, driven by increases in our revenue from MPaaS solutions, DPaaS solution and other cloud services.

MPaaS solutions

        Revenue from our MPaaS solutions increased by 31.8% from RMB779.8 million in 2019 to RMB1,027.5 million (US$156.8 million) in 2020, primarily because (i) our total number of MPaaS customers increased from 54,256 in 2019 to 61,502 in 2020 and MPaaS Premium Customers increased from 682 in 2019 to 775 in 2020 as a result of our business expansion efforts, and (ii) the average revenue per MPaaS Premium Customer increased from RMB1,026.5 thousand in 2019 to RMB1,212.5 thousand in 2020, which was primarily due to increased usages of our solutions by our MPaaS Premium Customers.

DPaaS solution

        Revenue from our DPaaS solution increased by 107.5% from RMB5.6 million in 2019 to RMB11.7 million (US$1.8 million) in 2020 primarily because the average revenue per DPaaS customer increased from RMB18.5 thousand in 2019 to RMB48.7 thousand in 2020, which was mainly because we started to focus on developing business relationships with industry-leading customers since 2020, and partially offset by a decrease in the number of our DPaaS customers from 306 in 2019 to 240 in 2020 accordingly.

Other cloud services

        Revenue from our other cloud services increased by 26.4% from RMB39.6 million in 2019 to RMB50.0 million (US$7.6 million) in 2020, primarily due to increases in revenues from our QVM solution as a result of our business expansion efforts.

  Cost of Revenues

	For the Year Ended December 31,
	2019	2020		Change
	RMB	RMB	US$	RMB	%
	(in thousands, except for percentages)
Cost of Revenues	639,476	852,132	130,061	212,656	33.3

        Our cost of revenues increased by 33.3% from RMB639.5 million in 2019 to RMB852.1 million (US$130.1 million) in 2020, primarily due to the increase in costs of network bandwidth, other cloud services and hardware in the amount of RMB215.0 million (US$32.8 million) from 2019 to 2020 due to increased usage in our services.

  Gross Profit and Gross Margin

        As a result of the foregoing, our overall gross profit increased by 27.8% from RMB185.5 million in 2019 to RMB237.1 million (US$36.2 million) in 2020. Our overall gross margin remained relatively stable from 22.5% in 2019 to 21.8% in 2020.

  Total Operating Expenses

        Our total operating expenses decreased by 11.7% from RMB314.0 million in 2019 to RMB277.2 million (US$42.3 million) in 2020.

	For the Year Ended December 31,
	2019	2020		Change
	RMB	RMB	US$	RMB	%
	(in thousands, except for percentages)
Total operating expenses	313,950	277,168	42,304	(36,782)	(11.7)

        In April 2019, to focus on our primary "cloud+data" solutions, we streamlined our R&D department and the relevant sales and marketing team which primarily engaged in customized on-premise projects for public service organizations. As a result, we incurred decreased staff costs under operating expenses in 2020 as compared to 2019.

  Research and development expenses

	For the Year Ended December 31,
	2019	2020		Change
	RMB	RMB	US$	RMB	%
	(in thousands, except for percentages)
Research and development expenses	108,216	96,928	14,794	(11,288)	(10.4)

        Our research and development expenses decreased by 10.4% from RMB108.2 million in 2019 to RMB96.9 million (US$14.8 million) in 2020, primarily as a result of (i) the decrease in staff costs of RMB2.5 million (US$0.4 million) due to decreased number of our research and development personnel as we streamlined our R&D team to focus on the technology innovation of our primary business and (ii) decreased office and travel expenses of RMB5.3 million (US$0.8 million) relating to our R&D personnel due to the impact of COVID-19.

  Selling and marketing expenses

	For the Year Ended December 31,
	2019	2020		Change
	RMB	RMB	US$	RMB	%
	(in thousands, except for percentages)
Selling and marketing expenses	108,432	100,675	15,366	(7,757)	(7.2)

        Our selling and marketing expenses decreased by 7.2% from RMB108.4 million in 2019 to RMB100.7 million (US$15.4 million) in 2020, primarily due to (i) the decrease in staff cost of RMB1.5 million (US$0.2 million) as we streamlined our sales and marketing team to focus on our primary business, (ii) the decrease in office, travel and marketing expenses of RMB4.9 million (US$0.7 million) due to travel restrictions as a result of COVID-19.

  General and Administrative expenses

	For the Year Ended December 31,
	2019	2020		Change
	RMB	RMB	US$	RMB	%
	(in thousands, except for percentages)
General and administrative expenses	97,302	79,565	12,144	(17,737)	(18.2)

        Our general and administrative expenses decreased by 18.2% from RMB97.3 million in 2019 to RMB79.6 million (US$12.1 million) in 2020, primarily attributable to a decrease of approximately RMB15.2 million (US$2.3 million) in share-based compensation granted to our administrative staff.

  Operating Loss

        As a result of the foregoing, we recorded a loss of RMB128.5 million and RMB40.1 million (US$6.1 million) in 2019 and 2020, respectively.

  Interest Expenses

        Our interest expenses decreased by 43.5% from RMB7.5 million in 2019 to RMB4.2 million (US$0.6 million) in 2020, primarily attributable to the repayment of the secured borrowings upon their maturities.

  Interest Income

        We had interest income of RMB4.4 million and RMB5.3 million (RMB0.8 million) in 2019 and 2020, respectively.

  Other income

        We recognized government grants under other income of RMB5.3 million and RMB12.5 million (US$1.9 million) in 2019 and 2020, respectively.

  Income Tax Expense

        We did not incur income tax expense in 2019 and 2020.

  Net loss

	For the Year Ended December 31,
	2019	2020		Change
	RMB	RMB	US$	RMB	%
	(in thousands, except for percentages)
Net loss	(128,244)	(19,283)	(2,942)	108,961	(85.0)

        As a result of the foregoing, we recorded a net loss of approximately RMB128.2 million and RMB19.3 million (US$2.9 million) in 2019 and 2020, respectively.

Selected Quarterly Results of Operations

        The following table sets forth our unaudited consolidated quarterly results of operations for the periods indicated. You should read the following table in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited consolidated quarterly results of operations have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our operating results for the periods presented. Our historical results for any particular quarter are not necessarily indicative of our future results.

	For the three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Revenues	209,260	208,617	203,150	203,936	285,597	249,270	255,523	298,824	322,535
Cost of Revenues	(180,149)	(155,104)	(153,297)	(150,926)	(199,782)	(193,687)	(212,485)	(246,178)	(248,217)

Gross profit	29,111	53,513	49,853	53,010	85,815	55,583	43,038	52,646	74,318
Operating Expenses:
Research and development expenses	(40,790)	(21,755)	(22,495)	(23,176)	(22,074)	(21,179)	(26,285)	(27,390)	(29,137)
Selling and marketing expenses	(37,078)	(25,824)	(22,935)	(22,595)	(19,529)	(23,545)	(25,944)	(31,657)	(45,789)
General and administrative expenses	(35,102)	(19,884)	(21,698)	(20,618)	(20,839)	(18,981)	(17,347)	(22,398)	(27,920)

Total operating expenses	(112,970)	(67,463)	(67,128)	(66,389)	(62,442)	(63,705)	(69,576)	(81,445)	(102,846)

Operating (loss)/income	(83,859)	(13,950)	(17,275)	(13,379)	23,373	(8,122)	(26,538)	(28,799)	(28,528)
Interest expenses	(2,186)	(2,085)	(1,579)	(1,642)	(1,429)	(1,203)	(1,106)	(495)	(263)
Interest income	2,564	778	455	587	1,177	827	1,824	1,470	1,049
Investment (losses)/income, net	—	(1,761)	155	526	467	301	152	169	—
Foreign currency exchange gains/(losses), net	1,773	(1,373)	(1,847)	823	(1,084)	64	2,595	2,453	(1,155)
Gain from disposal of an equity method investment	—	—	—	—	—	673	—	—	—
Change in fair value of a long-term investment	—	—	—	—	—	—	1,396	—	318
Share of (losses)/profit of equity method investments	(66)	(66)	(67)	(67)	(14)	(14)	(14)	118	(13)
Other income	758	1,527	1,704	1,308	1,233	1,174	7,165	2,904	1,101

(Loss)/income before income taxes	(81,016)	(16,930)	(18,454)	(11,844)	23,723	(6,300)	(14,526)	(22,180)	(27,491)
Income tax expense	—	—	—	—	—	—	—	—	—

Net (loss)/income	(81,016)	(16,930)	(18,454)	(11,844)	23,723	(6,300)	(14,526)	(22,180)	(27,491)

        Our revenues in the first quarter of 2019 were higher than the rest of the year, primarily due to increased usages from customers in use cases such as entertainment and social networking as result of their higher demands of our services. During the first quarter of 2020, we experienced a growth in usage and revenue, as people spent more time on online entertainment, remote working, streaming or otherwise interacting online due to work, school, travel and other restrictions resulting from the COVID-19 outbreak. Since the second quarter of 2020, we have continued to observe higher usage and revenue than the same period in the prior year. We recorded a significant increase in our revenue for the fourth quarter of 2020 as compared to the same period in 2019 primarily due to increased revenue from our MPaaS solutions as a result of our business expansion efforts.

        Our gross margin in the first quarter of 2019 was relatively lower primarily due to higher revenue generated from customers with greater discount. Our gross margin from the second quarter of 2019 to the second quarter of 2020 were generally stable. We started to record lower gross margin since the third quarter of 2020 primarily due to (i) higher revenue generated from customers with greater discount, and (ii) greater discount we offered to promote certain new products.

        Our operating expenses decreased significantly from the first quarter of 2019 to the second quarter of 2019, primarily because in April 2019, to focus on our primary "cloud+data" solutions, we streamlined a R&D department and the relevant sales and marketing team which primarily engaged in customized on-premise projects for public service organizations.

Non-GAAP Financial Measures

        In evaluating our business, we consider and use certain non-GAAP measures, including adjusted net (loss)/income, adjusted net (loss)/income margin, adjusted EBITDA and adjusted EBITDA margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net (loss)/income as net (loss)/income excluding share-based compensation and foreign exchange losses/(gains) and we define adjusted (loss)/income margin as adjusted net (loss)/income as a percentage of revenues. We define adjusted EBITDA as adjusted net (loss)/income excluding interest income, interest expenses, income tax expense and depreciation and amortization, and we define adjusted EBITDA margin as adjusted EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors' assessment of our operating performance.

        These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

        We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

        The following tables reconcile our adjusted net (loss)/income and adjusted EBITDA in 2019, 2020 and for the three months ended March 31, 2020 and 2021, to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which are net (loss)/income:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net (loss)/income	(128,244)	(19,283)	(2,942)	23,723	(27,491)	(4,196)
Adjustments:
Share-based compensation	23,486	11,489	1,753	3,504	14,347	2,189
Foreign exchange losses/(gains)	624	(4,028)	(615)	1,084	1,155	176
Adjusted net (loss)/income	(104,134)	(11,822)	(1,804)	28,311	(11,989)	(1,831)
Adjustments:
Interest income	(4,384)	(5,298)	(809)	(1,177)	(1,049)	(160)
Interest expenses	7,492	4,233	646	1,429	263	40
Income tax expense	—	—	—	—	—	—
Depreciation and amortization	73,095	67,569	10,313	16,876	16,308	2,489
Adjusted EBITDA	(27,931)	54,682	8,346	45,439	3,533	538

	For the Year Ended December 31,		For the Three Months Ended March 31,
	2019	2020	2020	2021
	%
Net (loss)/income margin	(15.5)	(1.8)	8.3	(8.5)
Adjusted net (loss)/income margin	(12.6)	(1.1)	9.9	(3.7)
Adjusted EBITDA margin	(3.4)	5.0	15.9	1.1

        The following tables reconcile our adjusted net (loss)/income, adjusted net (loss)/income margin, adjusted EBITDA and adjusted EBITDA margin for the periods indicated, to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which are net (loss)/income and net (loss)/income margin:

	For the three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Net (loss)/income	(81,016)	(16,930)	(18,454)	(11,844)	23,723	(6,300)	(14,526)	(22,180)	(27,491)
Adjustment:
Share-based compensation	7,467	6,074	5,357	4,588	3,504	2,698	(1,813)	7,100	14,347
Foreign exchange (losses)/gains	(1,773)	1,373	1,847	(823)	1,084	(64)	(2,595)	(2,453)	1,155
Adjusted net (loss)/income	(75,322)	(9,483)	(11,250)	(8,079)	28,311	(3,666)	(18,934)	(17,533)	(11,989)
Adjustments:
Interest income	(2,564)	(778)	(455)	(587)	(1,177)	(827)	(1,824)	(1,470)	(1,049)
Interest expense	2,186	2,085	1,579	1,642	1,429	1,203	1,106	495	263
Income tax expense	—	—	—	—	—	—	—	—	—
Depreciation and amortization	18,594	18,650	18,176	17,675	16,876	16,973	17,067	16,653	16,308
Adjusted EBITDA	(57,106)	10,474	8,050	10,651	45,439	13,683	(2,585)	(1,855)	3,533

	For the three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	%
Net (loss)/income margin	(38.7)	(8.1)	(9.1)	(5.8)	8.3	(2.5)	(5.7)	(7.4)	(8.5)
Adjusted net (loss)/income margin	(36.0)	(4.5)	(5.5)	(4.0)	9.9	(1.5)	(7.4)	(5.9)	(3.7)
Adjusted EBITDA margin	(27.3)	5.0	4.0	5.2	15.9	5.5	(1.0)	(0.6)	1.1

Liquidity and Capital Resources

  Cash flows and working capital

        Our principal sources of liquidity have been cash provided by private sales of equity securities and operating activities. As of March 31, 2021, we had RMB176.4 million (US$26.9 million) in cash, and RMB299.0 million (US$45.6 million) in time deposits. Our cash is primarily denominated in RMB. Our cash and time deposits primarily consist of bank deposits. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

        The following table presents our consolidated cash flow data for the periods presented.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash (used in)/provided by operating activities	(89,923)	82,410	12,578	(1,435)	(33,478)	(5,110)
Net cash (used in)/provided by investing activities	(161,348)	(297,352)	(45,384)	26,491	92,918	14,182
Net cash provided by/(used in) financing activities	75,125	269,325	41,107	(7,968)	(22,613)	(3,451)
Effect of foreign currency exchange rate changes on cash	(1,092)	(34,263)	(5,230)	1,681	(584)	(89)
Net (decrease)/increase in cash	(177,238)	20,120	3,071	18,769	36,243	5,532
Cash at the beginning of the year/period	297,247	120,009	18,317	120,009	140,129	21,388
Cash at the end of the year/period	120,009	140,129	21,388	138,778	176,372	26,920

  Operating activities

        For the three months ended March 31, 2021, our net cash used in operating activities amounted to RMB33.5 million (US$5.1 million). Our net cash generated by operating activities is calculated by primarily adjusting our net loss of RMB27.5 million (US$4.2 million) by (i) non-cash items including depreciation and amortization of RMB16.3 million (US$2.5 million) and share-based compensation expenses of RMB14.3 million (US$2.2 million) and (ii) changes in working capital including (a) an increase in accounts receivable of RMB23.9 million (US$3.6 million), resulting from our business growth; (b) an increase in amounts due from related parties of RMB19.0 million (US$2.9 million), resulting from increased transactions with Alibaba group; (c) a decrease in prepayment and other current assets of RMB3.7 million (US$0.6 million); (d) decrease in accrued expenses and other current liabilities of RMB17.5 million (US $2.7 million) and (e) an increase in accounts payable of RMB21.7 million (US$3.3 million).

        In 2020, our net cash provided by operating activities amounted to RMB82.4 million (US$12.6 million). Our net cash generated by operating activities is calculated by primarily adjusting our net loss of RMB19.3 million (US$2.9 million) by (i) non-cash items including depreciation and amortization of RMB67.6 million (US$10.3 million) and share-based compensation expenses of RMB11.5 million (US$1.8 million) and (ii) changes in working capital including (a) an increase in accounts receivable of RMB8.0 million (US$1.2 million), resulting from our business growth; (b) an increase in amounts due from related parties of RMB13.1 million (US$2.0 million), resulting from increased transactions with Alibaba group; (c) an increase in prepayment and other current assets of RMB13.2 million (US$2.0 million); (d) an increase in accrued expenses and other current liabilities of RMB58.7 million (US$9.0 million), resulting from prolonged payment cycles to suppliers, (e) an increase in accounts payable of RMB3.3 million (US$0.5 million), and (f) an increase in amounts due to related parties of RMB9.4 million (US$1.4 million).

        In 2019, our net cash used in operating activities amounted to RMB89.9 million. Our net cash used in operating activities is calculated by adjusting our net loss of RMB128.2 million by (i) non-cash items including depreciation and amortization of RMB73.1 million, share-based compensation of RMB23.5 million, and allowance for doubtful account of RMB3.8 million; and (ii) changes in working capital including (a) an increase in accounts receivable of RMB17.9 million, (b) a decrease in accrued expenses and other current liabilities of RMB51.4 million, (c) an increase in contract liabilities of RMB24.1 million, and (d) a decrease in amounts due to related parties of RMB10.7 million.

  Investing activities

        For the three months ended March 31, 2021, our net cash flows provided by investing activities were RMB92.9 million (US$14.2 million), primarily attributable to proceeds from maturity of time deposits of RMB101.9 million (US$15.5 million). This was partially offset by purchase of property and equipment of RMB9.2 million (US$1.4 million).

        In 2020, our net cash flows used in investing activities were RMB297.4 million (US$45.4 million), primarily attributable to payments for (i) purchase of short-term investments of RMB503.9 million (US$76.9 million), (ii) purchase of time deposits of RMB759.2 million (US$115.9 million), (iii) acquisition of equity securities of RMB36.1 million (US$5.5 million) and (iv) purchase of property and equipment of RMB9.9 million (US$1.5 million). This was partially offset by (i) proceeds from sale of short-term investments of RMB544.0 million (US$83.0 million), and (ii) proceeds from maturity of time deposits of RMB465.8 million (US$71.1 million).

        In 2019, our net cash flows used in investing activities were RMB161.3 million, primarily attributable to payment for (i) purchase of short-term investments of RMB342.4 million, (ii) purchase of time deposits of RMB132.4 million and (iii) purchase of property and equipment of RMB 24.9 million. This was partially offset by proceeds from the sale of short-term investments of RMB304.0 million and the maturity of time deposits of RMB34.6 million.

  Financing activities

        For the three months ended March 31, 2021, our net cash flows used in financing activities were RMB22.6 million (US$3.5 million), primarily attributable to (i) repayment of borrowings of RMB12.0 million (US$1.8 million), (ii) payment of offering costs of RMB8.1 million (US$1.2 million), and (iii) repayment of capital lease obligations of RMB2.5 million (US$0.4 million).

        In 2020, our net cash flows provided by financing activities were RMB269.3 million (US$41.1 million), primarily attributable to (i) proceeds from issuance of Series F Redeemable Convertible Preferred Shares of RMB358.6 million (US$54.7 million) and (ii) proceeds from borrowings of RMB20.0 million (US$3.1 million). This was partially offset by (i) repayment of borrowings of RMB63.6 million (US$9.7 million), (ii) repayment of capital lease obligations of RMB11.0 million (US$1.7 million), (iii) payment of issuance costs of Series F Redeemable Convertible

Preferred shares of RMB9.9 million (US$1.5 million), and (iv) repurchase of vested share options of RMB24.9 million (US$3.8 million).

        In 2019, our net cash flows provided by financing activities were RMB75.1 million, primarily attributable to (i) proceeds from issuance of Series F Redeemable Convertible Preferred Shares of RMB99.1 million, net of issuance cost and (ii) proceeds from borrowing of RMB40.0 million. These were partially offset by (i) repayment of borrowings of RMB50.8 million, and (ii) repayment of capital lease obligations of RMB13.2 million.

Capital Expenditures

        Our capital expenditures primarily consist of expenditures for (i) property and equipment, comprising of servers, computer equipment, office furniture, and renovation of rental offices, and (ii) intangible assets, mainly including acquired software licenses.

        Our capital expenditures were RMB26.7 million and RMB9.9 million (US$1.5 million), RMB1.8 million and RMB9.2 million (US$1.4 million), respectively, in 2019, 2020 and for the three months ended March 31, 2020 and 2021. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

        The following table sets forth our contractual obligations and commitments as of March 31, 2021.

	Payment due
	Total		Less than 1 year	1 - 3 years	More than 3 years
	RMB	US$	RMB	RMB	RMB
	(in thousands)
Capital lease commitments	1,175	179	1,175	—	—
Operating lease commitments	40,816	6,230	15,082	23,923	1,811

Total	41,991	6,409	16,257	23,923	1,811

(1)
Capital lease commitments represent total minimum lease payments under the lease agreement for acquiring equipment.

(2)
Operating lease commitments consist of the obligations under the lease agreements covering our offices.

        Other than as shown above, we did not have any other commitments, long-term obligations or guarantees as of March 31, 2021.

Holding Company Structure

        Qiniu Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

        In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, our subsidiaries and our consolidated VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our consolidated VIEs. Appropriation to discretionary surplus fund is made at the discretion of our consolidated VIEs.

        As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, we are permitted under PRC laws and regulations to provide RMB funding to our consolidated VIEs through entrusted loans or cash pooling arrangement. See "Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may restrict or delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and making loans or other arrangements to our VIEs or their subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business" and "Use of Proceeds." The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See "Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business" and "Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders."

Internal Control over Financial Reporting

        Prior to our initial public offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2020, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

        The material weakness identified relates to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

        To remedy our identified material weakness, we plan to undertake steps to strengthen our internal control over financial reporting, including (i) hiring additional qualified financial and accounting staff with work experience with U.S. GAAP and SEC reporting requirements, (ii) developing a full set of comprehensive accounting manuals in accordance with U.S. GAAP and SEC rules; (iii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iv) encouraging our accounting and financial reporting personnel to take the AICPA exam, and (v) establishing effective monitoring and oversight controls for non-recurring and complex transactions.

        The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See "Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected."

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions. However, pursuant to Section 404 and the related rules adopted by the SEC, we, as a public company, are required to maintain adequate internal control over financial reporting and include our management's assessment of the effectiveness of our company's internal control over financial reporting in our annual report.

Off-Balance Sheet Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosure about Market Risk

  Concentration of Customers and Suppliers

        No customers individually represent greater than 10% of our total revenues for the year ended December 31, 2019. One customer individually represents 10.5% and 10.5% of our total revenues in 2020 and for the three months ended March 31, 2021, respectively. No other customer represents greater than 10% of our total revenues in 2020 and for the three months ended March 31, 2021.

        Two customers individually represent greater than 10% of our total accounts receivable balance as of December 31, 2019 and 2020. These customers in aggregate represent 26.6% and 34.5% of total accounts receivable as of December 31, 2019 and 2020, respectively. Two customers individually represent greater than 10% of our total accounts receivable balance as of March 31, 2021, which in aggregate represented 31.7% of our total accounts receivable as of March 31, 2021.

        Our purchase from two suppliers in aggregate accounted for 56.7%, 54.7%, 58.9% and 59.4% of our cost of revenues in for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021, respectively. Although there are a limited number of relevant providers of particular cloud, internet data center services and hardware, management believes that other service providers could provide similar services on comparable terms. A change in cloud, internet data center service and hardware providers, however, could cause negatively impact on the business operation and a possible loss of sales, which would affect operating results adversely.

  Concentration of Credit Risk

        Financial instruments that potentially expose us to concentrations of credit risk consist principally of cash, time deposits, short-term investments, accounts receivable and amounts due from related parties.

        Our investment policy requires cash, time deposits and short-term investments to be placed with high quality financial institutions and to limit the amount of credit risk from any one issuer. We regularly evaluate the credit standing of the counterparties or financial institutions.

        We conduct credit evaluations on our customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on past history of making payments when due and current ability to pay, taking into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Based on this analysis, we determine what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, we will not deliver the services or sell the products to the customer or require the customer to pay cash to secure payment or to make significant down payments.

  Interest Rate Risk

        Our borrowings bear interest at fixed rates. If we were to renew these borrowings, we might be subject to interest rate risk.

  Foreign Currency Translation and Foreign Currency Risk

        Our reporting currency is RMB. The functional currency of our Company and our subsidiary incorporated at Hong Kong is US$. The functional currency of our PRC subsidiary and VIEs is RMB.

        Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded as foreign currency exchange gains/(losses), net in the consolidated statement of comprehensive loss.

        The financial statements of our Company and our subsidiary incorporated at Hong Kong are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than deficits generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulting foreign currency translation adjustments are recorded as a component of other comprehensive loss in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss in the consolidated statements of changes in shareholders' deficit.

        RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Critical Accounting Policies, Judgments and Estimates

        We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

        The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

  Revenue recognition

        We have adopted ASC topic 606, Revenue from Contracts with Customers ("Topic 606") since January 1, 2018. In accordance with ASC 606, we recognise revenue upon the transfer of control of promised products or services provided to our customers, in the amount of consideration we expect to receive for those products or services (excluding value-added taxes collected on behalf of government authorities). Our revenue contracts generally do not include a right of return in relation to the delivered products or services.

        Revenue is allocated to each performance obligation based on its standalone selling price. We generally determine standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, we estimate the standalone selling price based on multiple factors, including, but not limited to management approved price list or cost-plus margin analysis.

        Our on-premise PaaS solutions typically comprise three performance obligations, namely software license, post-delivery maintenance services and hardware sales. Revenues allocated to software license and hardware are recognised at a point in time when they are delivered to customers, which is when the control over our goods or services is transferred to customers. Revenue allocated to maintenance services is recognised on a straight-line basis over the service period as the customer receives and consumes the benefits provided by us.

        A limited portion of our revenue from on-premise PaaS solutions come with functionalities and interfacing capabilities that are highly customized to customers' use cases and IT environment, with a substantial portion of the consideration is conditional on meeting customer-specific acceptance criteria. The customized solutions typically take three to five months from commencement to customers' acceptance. We determine that such contracts typically comprise two performance obligations, firstly the delivery of a license to completed and accepted customized and interfaced software solution with significant standalone functionalities ("integrated project"), and secondly post-delivery maintenance services. To a lesser extent, certain contracts also comprise a third performance obligation, which is hardware sales. Revenues allocated to integrated projects and hardware sales are recognised at a point in time upon customer's acceptance of the respective integrated project or delivery of the hardware, which is when the control over the goods or services is transferred to customers. Revenue allocated to maintenance services is recognised on a straight-line basis over the service period, which commences after the customers' acceptance of the integrated project.

  Share-based compensation

        We periodically grant share-based awards such as share options to eligible employees and directors. Share-based awards granted to employees and directors are measured at the grant date fair value of the awards and are recognized as compensation expenses using the graded-vesting schedules over the requisite service period, which is generally the vesting period. We elect to recognize the effect of forfeitures as compensation cost when they occur. To the extent the required vesting conditions are not met, which leads to the forfeiture of the share-based awards, previously recognized compensation expenses relating to such awards will be reversed.

        Estimating the fair value of our ordinary shares involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, regarding discount rate, volatility and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our ordinary shares and our operating history and prospects at the time of the grant.

        Share-based compensation in relation to the share options is estimated using the binomial option pricing model. The determination of the fair value of share options is affected by the price of our ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including volatility, exercise multiple and expected dividend yield. The fair value of these awards was determined by our management with the assistance from a valuation report prepared by an independent valuation firm using our management's estimates and assumptions.

        In 2019, 2020 and for the three months ended March 31, 2020 and 2021, we recorded share-based compensation expenses of RMB23.5 million, RMB11.5 million (US$1.8 million), RMB3.5 million and RMB14.3 million (US$2.2 million), respectively, related to our share options. The following table sets forth the breakdown of our share-based compensation expenses both in absolute amount and as a percentage of total share-based compensation expenses in the years indicated.

	Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues	(585)	(2.5)	487	74	4.2	(15)	(0.4)	400	61	2.8
Research and development expenses	4,432	18.9	5,506	840	47.9	1,104	31.5	199	30	1.4
Selling and marketing expenses	3,825	16.3	4,886	746	42.6	1,265	36.1	10,194	1,556	71.0
General and administrative expenses	15,814	67.3	610	93	5.3	1,150	32.8	3,554	542	24.8

Total	23,486	100.0	11,489	1,753	100.0	3,504	100.0	14,347	2,189	100.0

Fair value of our ordinary shares

        We are a private company with no quoted market prices for our ordinary shares. We therefore make estimates of the fair value of our ordinary shares on various dates for the following purposes:

  •
  determining the fair value of our ordinary shares at the date of issuance of convertible preferred shares as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any; and

  •
  determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs into determining the grant date fair value.

Date	Fair value of ordinary shares (US$ per share)	WACC	DLOM	Type of Valuation
June 30, 2019	1.86	15.0%	20.0%	Contemporaneous
August 9, 2019	1.85	15.0%	20.0%	Contemporaneous
September 30, 2019	1.95	15.0%	16.0%	Contemporaneous
December 31, 2019	1.99	15.0%	16.0%	Contemporaneous
May 27, 2020	2.27	14.0%	15.0%	Contemporaneous
August 25, 2020	2.48	14.0%	15.0%	Contemporaneous
October 25, 2020	4.30	14.0%	9.0%	Contemporaneous
January 25, 2021	4.30	14.0%	9.0%	Contemporaneous

        Valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants' Practice Aid, Valuation of Privately—Held Company Equity Securities Issued as Compensation, and with the assistance of an independent appraisal firm from time to time. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:

  •
  our operating and financial performance;

  •
  current business conditions and projections;

  •
  our stage of development;

  •
  the prices, rights, preferences and privileges of our convertible preference shares relative to our ordinary shares;

  •
  the likelihood of achieving a liquidity event for the ordinary shares underlying these share-based awards, such as an initial public offering;

  •
  any adjustment necessary to recognize a lack of marketability for our ordinary shares; and

  •
  the market performance of industry peers.

        In order to determine the fair value of our ordinary shares underlying each share-based award, we first determined our equity value, and then allocated the equity value to each element of our capital structure to convertible preferred shares and ordinary shares on an as-if converted basis. Increasing probability was assigned to the mandatory conversion scenario in light of preparations for our initial public offering.

        In determining the fair value of our ordinary shares, we applied the income approach/discounted cash flow, or DCF, analysis based on our projected cash flow using management's best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

        The major assumptions used in calculating the fair value of ordinary shares include:

        The discount rates of 15.0%, 15.0%, 15.0%, 15.0%, 14.0%, 14.0%, 14.0% and 14.0%, were used for dates as of June 30, 2019, August 9, 2019, September 30, 2019, December 31, 2019, May 27, 2020, August 25, 2020, October 25, 2020 and January 25, 2021, respectively. The discount rates listed in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors. In deriving the weighted average cost of capital used as the discount rates under the income approach, five publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) the guideline companies should provide similar services, and (ii) the guideline companies should either have their principal operations in the Asia Pacific region, as we mainly operate in China, or are publicly listed companies in the United States, since as we plan to list our shares in the United States.

        Discount for lack of marketability, or DLOM. DLOM was quantified by the Black-Scholes model and Finerty options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares. DLOM remained in the range of 9.0% to 20.0% in the period from June 2019 to January 2021.

        Fair value of our ordinary shares changed from US$1.86 per share as of June 30, 2019 to US$1.85 per share as of August 9, 2019. Fair value of our ordinary shares increased from US$1.95 per share as of September 30, 2019 to US$1.99 per share as of December 31, 2019, US$2.27 per share as of May 27, 2020, US$2.48 per share as of August 25, 2020, and US$4.30 per share as of October 25, 2020, primarily due to growth in our business. Our successful completion of Series F rounds of financing in 2019 and 2020 also contributed to the increase in the fair value of our ordinary shares as they provided us with the funding needed for our expansion.

Recent Accounting Pronouncements

        For detailed discussion on recent accounting pronouncements, see Note 2 to our Consolidated Financial Statements.

INDUSTRY OVERVIEW

        Certain information, including statistics and estimates, set forth in this section and elsewhere in this prospectus and all tables and graphs set forth in this section has been derived from an industry report commissioned by us and independently prepared by Frost & Sullivan in connection with this offering. We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

OVERVIEW OF CHINA'S CLOUD SERVICE AND PAAS INDUSTRIES

Overview

        The cloud service market in China is an emerging market that has shown rapid growth in the past years, and is expected to continue growing due to the increased adoption of cloud services by organizations to reduce cost, optimize efficiency and enhance performance. Since 2018, China has become the second largest cloud service market globally in terms of revenue, following the U.S. market. Driven by the rapid growth of public cloud market, the total cloud service market size of China has reached RMB221.0 billion in 2020, representing a CAGR of 35.8% from RMB60.0 billion in 2016. China's cloud service market is expected to continue the rapid growth, with an estimated overall market size of RMB698.9 billion in 2025. Based on the fee model of services, China's cloud service market could be divided into (i) services charged based on utilization and duration, or public cloud market, and (ii) services charged on a project basis.

        With the proliferation of software, there has been a heightened need for organizations to make their software development cycles and feature update process time- and cost-efficient. Platform-as-a-Service, or PaaS, has emerged as a solution. It is a platform where third-party providers deliver software, infrastructure and hardware such as networking, storage, operating systems, middleware and development tools used by software developers to build software efficiently. PaaS empowers various industries through integrated platform-level services. Due to its early developmental stage in China, the PaaS industry enjoys the greatest growth rate among IaaS, PaaS and SaaS. The chart below shows market size of China's public cloud service industry by service model from 2016 to 2025.

Source: Frost & Sullivan

Market Drivers for China's PaaS Industry

        In 2020, the total PaaS market in China reached approximately RMB23.7 billion. The PaaS market has seen massive growth over the past five years, from RMB3.4 billion in 2016 to RMB23.7 billion in 2020, representing a CAGR of 61.9%. Moving forward, the total PaaS market in China is estimated to reach RMB102.3 billion in 2025, representing a CAGR of 34.0% over the estimation period. The primary market drivers behind the rapid growth include the following:

  •
  Middle-platform trend.  As business operations grow more complex nowadays, businesses and enterprises exhibit a strong need to set up their own business middle-platforms to optimize daily business flows. PaaS, by providing various customized functions, will be largely employed to address such increased demand, which will bring significant market opportunities to the PaaS industry.

  •
  Cutting-edge cloud technology innovations.  With cutting-edge cloud technology innovations PaaS industry is witnessing ample growth potential by offering new and advanced products to customers and fulfilling their diverse demands in an efficient and effective way.

  •
  Favorable policies.  Favorable government policies will create a supportive environment for PaaS by enhancing industrial standardization and promoting the technology development. For example, in 2019, the Chinese government promoted the concept of "Internet+" public services, which aimed to encourage public service organizations to adopt cloud services in their digital transformation process, and has continued to prioritize the development of cloud services in recent years.

Competitive Landscape of China's PaaS Market

        The PaaS market in China is highly concentrated, as the top five largest PaaS providers occupied 65.8% of the total market share in 2020. The Company, as one of the leading market players, has occupied approximately 4.4% of the total market share, ranking as the fourth largest PaaS provider by revenue. In addition, the Company is the largest pure-play PaaS provider in China, as measured by the revenue derived from PaaS services in 2020, according to Frost & Sullivan.

MPAAS INDUSTRY IN CHINA

Overview

        Media Platform-as-a-Service, or MPaaS, refers to a type of PaaS which offers users an integrated solution for media, including media data collection, data pre-processing and management, encoding and decoding, media data analytics, and delivery and storage, etc. Businesses and enterprises often use MPaaS to develop customized applications for both internal and customer-facing uses.

        China's MPaaS market can be classified into two categories: (1) MPaaS engagement and processing and (2) MPaaS intelligent delivery and storage. MPaaS engagement and processing offers capabilities for media data analytics, real-time communications and live streaming in various use cases, while MPaaS intelligent delivery and storage provides content distribution and intelligent dispatch capabilities, supporting the analytics capabilities of MPaaS engagement and processing. The chart below shows market size of China's MPaaS industry from 2016 to 2025.

Source: Frost & Sullivan

        The MPaaS market has experienced rapid growth in recent years. In 2020, the MPaaS market in China reached RMB13.7 billion in revenue, representing a CAGR of 63.8% from 2016 to 2020. This is largely due to the massive growth and popularity of live video streaming and real-time communications in industries such as online education, e-commerce, social networking, telecommunications and pan-entertainment industries. Moving forward, the overall market will continue to grow significantly with an estimated market size of RMB62.6 billion in 2025, representing a CAGR of 35.5% from 2020 to 2025.

Market Drivers for China's MPaaS Industry

        In addition to drivers for China's PaaS industry as a whole, the following drivers play an important role in China's fast-growing MPaaS market:

  •
  Rapid growth of media data.  Live streaming and multi-way real-time communication are becoming one of the most popular tools for promoting and advertising businesses in a wide range of industries nowadays. On-demand videos, online interactive courses and live streaming are gaining momentum as online education tools. Businesses and enterprises also increasingly rely on virtual meetings to conduct business operations and connect with their employees and customers. In particular, the COVID-19 pandemic has prompted a global behavioral shift in the field of meetings and events, from in-person gatherings to remote scenarios, which has offered the MPaaS industry significant market opportunities. The value generated from online communication and the connectivity, convenience and efficiency that it enables is heightened throughout the pandemic.

  •
  IoT development and other technology advancements.  The development of the Internet of Things (IoT) is generating huge demands for public clouds. A large number of these software-enabled IoT devices and associated applications, fuelled by the rapid development of technologies such as 5G, are transforming industries, changing city landscapes and impacting many aspects of human economic activities. The significant value creation potential for IoT use cases, such as consumer security monitoring and traffic volume optimization, will drive massive expenditure on IoT worldwide, and in turn create massive market opportunities for MPaaS.

Competitive Landscape of China's MPaaS Market

        The MPaaS market in China is less concentrated than the total PaaS market. In 2020, the top five largest MPaaS providers achieved 51.6% of the total MPaaS market share. The Company is the largest independent MPaaS provider, and the third largest player, including independent and non-independent, in China with a 7.5% market share by revenue in 2020, according to Frost & Sullivan.

Success Factors and Entry Barriers of China's MPaaS Market

  •
  R&D capacity and industry experience are the cores for MPaaS development. The MPaaS industry is technology-intensive. Players in the MPaaS field need to constantly invest in research and development efforts in order to remain competitive. Technologies such as AI will bring a deep integration between data analytics and artificial intelligence in the future. Industry experience is crucial for MPaaS providers in order to meet differentiated demands from developers across various verticals. Due to the complexity of businesses nowadays, R&D capacities and industry know-how set up a significant entry barrier to new entrants.

  •
  Comprehensive product mix.  MPaaS providers need to establish a strong and mature product mix to meet the various demands for media services. They need to address not only analytics demand, but also to offer other services such as intelligent delivery and storage. A comprehensive product mix will bring a competitive advantage to MPaaS players and help them achieve cross-selling opportunities among the existing customers.

  •
  Easy customization and differentiated offerings.  MPaaS providers will need to offer differentiated services for specific use cases and to enhance user experience. Leading MPaaS customers and those with large demands are increasingly searching for bespoke solutions and services. The ability to roll out more SDKs, APIs and other developer kits is key to maintaining MPaaS players' competitiveness in the market.

  •
  End-to-end service.  Top-tier MPaaS offerings can empower software developers with end-to-end and low-code/no-code development platform, out-of-the-box features and the ability to tap insights from aggregated data generated from the platform.

DPAAS INDUSTRY IN CHINA

Overview

        Machine data, sometimes called machine-generated data, is the digital information that is automatically created by the activities and operations of networked devices, including computers, mobile phones, embedded systems, connected wearable products and transportation vehicles. Nowadays, businesses create massive volumes of data from their daily operations. Those who are able to collect, digest and analyze these data will be well-positioned to identify new perspectives and insights that drive business decisions. The need for data science has manifested across all industries as businesses are striving to establish stronger digital presence and a growing number of market players are harnessing the power of machine data analytics to capture larger market shares by leveraging consumer data. Moreover, with rapid growth of IoT industry and 5G technology, the explosive amount of machine data and operation log data generated from devices will become an important data source for business diagnosis and decision-making optimization.

        Data Platform-as-a-Service, or DPaaS, refers to the comprehensive data analytics service dealing with business intelligence, artificial intelligence, data configuration and other information technology management. Since the inception in 2006, the global market size for DPaaS has grown around 69 times in 2020. China's DPaaS market, although still in the very early stage of development, has witnessed strong and continuous growth of approximately three times from 2016 to 2020 due to the organic growth of internet development and industrial digital transmission.

        The chart below shows the total addressable market of China's DPaaS from 2016 to 2025.

Source: Frost & Sullivan

        In 2020, the total addressable market for China's DPaaS industry reached RMB27.2 billion, as compared to RMB10.4 billion in 2016, representing a CAGR of 27.3%. Total addressable market of China's DPaaS industry include the market sizes for advanced and predictive analytics software, AI software platforms, content analytics and search software, end-user query reporting and analysis software, IT operations management software and other configuration related software, across on-premise and cloud environments. With the application of IoT technology in the future and businesses' increasing realization of the value of data analytics, the total addressable market could reach RMB73.9 billion in 2025, representing a CAGR of 22.2% from 2020 to 2025.

Market Drivers for China's DPaaS Industry

        Traditional data analytics tools usually have limited capacity for multi-type data processing, lack computational power and extension capacity and require complicated configuration. As companies of all sizes and across all industries increase their digital presence, they will increasingly rely on machine data to help with business decision-making and to deal with the evolving complexity of modern businesses. Below is a list of the major market drivers for China's DPaaS industry:

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  Technology innovations.  Higher performance and improved efficiency enabled by 5G technology empowers new user experience and connects new industries. Schema-on-read helps enterprises achieve higher efficiency and brings cost- and time-saving advantages by gathering and managing multi-type data sources and solving complicate business tasks as compared with traditional data analytics. AI technology keeps improving data management algorithms to achieve greater computation capacity and interoperability. The rise of IoT and the concept of connecting physical devices to a large, interconnected network is profoundly transforming the way people interact with the physical world and has created massive demands for machine data analytics due to the explosive amount of data generated by sensors that collect, transmit and receive information. Machine data analytics faces great market opportunities as it achieves synergies with these technologies.

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  Popularity of cloud service business and increased demands for business optimization.  Cloud-based technologies enabled the development of mobile software applications, or apps, that brought fundamental changes to customer experience and business operations. The emergence of cloud service businesses and the proliferation of apps drove a vibrant ecosystem of phones, users, developers and applications. Machine data analytics makes sense of the data generated from daily operations of these apps by uncovering trends and patterns, saves the need for time-consuming manual diagnosis, and offers timely insights with greater accuracy. Businesses are increasingly aware of the importance of machine data analytics in their daily operations, not only to enhance operational efficiency but also for internal evaluations of business performance, which brings increased demands for DPaaS products.

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  Integration with public clouds.  Traditional machine data analytics solutions rely on information such as system data logs that are usually private to businesses, which resulted in these solutions being deployed either onsite or implemented on private clouds. As information security and encryption technologies become more advanced, machine data analytics platforms will be expected to utilize public clouds or hybrid clouds, there by driving the growth of the DPaaS industry.

BUSINESS

Our Mission

        To empower every organization with intelligent cloud and data services.

Overview

        We are China's leading cloud-based Platform-as-a-Service ("PaaS") provider as measured by revenue in 2020, focusing on media and machine data, pioneering an integrated, one-stop "cloud + data" platform that empowers enterprise customers across a wide spectrum of industries. We are China's largest pure-play PaaS provider with a 4.4% market share and China's largest independent Media Platform-as-a-Service, or MPaaS, provider with a 7.5% market share by revenue in 2020, according to Frost & Sullivan. Our platform provides superior, end-to-end intelligent media cloud and analytics solutions as well as machine data analytics solutions. Underpinning these solutions is our proprietary cloud technology that features data lake, industry-leading media and machine data storage, distribution and analytics capabilities.

        We primarily offer MPaaS for intelligent media solutions and Data Platform-as-a-Service, or DPaaS, for machine data solutions. We have been dedicated to providing intelligent media cloud services since inception and have served over one million customers. As we continued to invest in data technology and deepened understanding of customers' needs, we have successfully established an industry-leading machine data analytics platform. Our agile technology architecture supports the rapid scaling of both MPaaS and DPaaS to meet increasing customer demands.

        The rapid development of cutting-edge technologies and increasing popularity of video streaming internet usage, lead to soaring demand for reliable video cloud services and powerful developer tools for video applications to support the explosion of media data. Our MPaaS integrates core technologies such as data collection, storage, distribution, interactive live streaming, and cloud-based media data processing and analytics. These comprehensive features and compatibility enable developers and customers to develop and use media applications with high efficiency and reliability, low cost and superior user experience and without the need to develop the underlying technologies or infrastructure by themselves. For different use cases, we have optimized our MPaaS to offer end-to-end intelligent media solutions to customers from different industries.

        The rollout of 5G networks and the proliferation of IoT technologies create more and more use cases and thus bring significant growth potential for businesses capitalizing on massive machine data. Supported by our data lake and powered by multi-storage engine and schema-on-read technologies, our DPaaS is able to directly collect, index, store and ingest all types of machine data, including structured, semi-structured and unstructured data. With high-efficiency and easy-to-use data analytics capabilities, we provide an open, user-friendly data collection and analytics platform.

        We have established an integrated "cloud + data" platform offering comprehensive product portfolio. Supported by data lake and cloud-native architecture, our MPaaS and DPaaS solutions have achieved strong synergies when serving our customers. Our MPaaS solutions enable our customers to capture large volume of valuable and definitive data such as customer behavior information and operating metrics. Our customers can use our DPaaS solution to analyze such data, drawing unique business insights and providing superior user experience.

        Openness is an inherent benefit of our platform. At the core of our platform is an open technology architecture equipped with proprietary media and data analytics engines. By offering extensive and easy-to-use development tools, we help developers integrate our products into their applications in various use cases. As an independent PaaS provider, we are dedicated to building a developer-friendly platform and embracing ecosystem partners. As a result, we are able to upgrade and expand the features of our platform, attracting customers from more industry verticals and thereby penetrating into new use cases.

        Our products and solutions cover a wide spectrum of industries, including pan-entertainment, social networking, healthcare, e-commerce, education, media, financial services, automobiles, telecommunications and intelligent manufacturing, among others. We have established a diverse and high quality customer base, with 61.5 thousand MPaaS customers and 775 MPaaS Premium Customers as of December 31, 2020. In 2020, the dollar-based net expansion rate of our MPaaS customers was 112%. We have achieved EB-level data storage as of March 31, 2021 and have empowered an average of approximately 230 million minutes on a daily basis of live streaming and real-time engagement for the three months ended March 31, 2021.

        Our revenues increased by 32.0% from RMB825.0 million in 2019 to RMB1,089.2 million (US$166.2 million) in 2020, and increased by 12.9% from RMB285.6 million for the three months ended March 31, 2020 to RMB322.5 million (US$49.2 million) for the three months ended March 31, 2021. We incurred a net loss of RMB128.2 million and RMB19.3 million (US$2.9 million) in 2019 and 2020, and incurred a net income of RMB23.7 million and a net loss of RMB27.5 million (US$4.2 million) for the three months ended March 31, 2020 and 2021, respectively.

Our Market Opportunities

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  Technology advancements and innovations are driving the strong and steady growth of the global cloud service market. According to Frost & Sullivan, China's public cloud service market has reached RMB121.9 billion (US17.7 billion) in 2020 and is forecasted to grow to RMB480.3 million (US69.6 billion) by 2025, implying a CAGR of 31.6%, outpacing the forecasted CAGR of global public cloud service market for the same period, which is 24.0%. This brings tremendous opportunities for leading cloud service providers in China.

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  PaaS has emerged as a powerful way to improve the efficiencies of software development and leverage the full scalability and performance of IaaS cloud infrastructure for organizations and developers. Development of mobile internet brings rapid growth in use cases such as online education, social networking and entertainment, e-commerce live streaming and video conferencing. High-performance and reliable media transmission and interactive technologies are the backbone for application development in such use cases. The deployment of 5G technology, the development of IoT and augmented reality (AR)/virtual reality (VR) technologies, and the proliferation of real-time interaction use cases further increase the need for powerful MPaaS tools.

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  The deployment of 5G and IoT technologies brings increasing demand for data intelligence. The explosion of machine data is offering richer and more valuable insights to organizations, including key business and performance metrics, customer attributes and behavior, product strengths and capabilities, among others, enabling organizations to gain visibility into customer behavior, increase operation efficiency, enhance security and optimize decision-making. Machine data analytics have been widely adopted in use cases such as intelligent maintenance management, business intelligence, safety analytics and IoT data analytics.

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  Cloud adoption is accelerating and diversifying as organizations migrate from on-premise IT architectures to dynamic and multi-cloud architectures. Cloud services are penetrating into more traditional industries and use cases across the world. We have witnessed innovations in data application and transmission as a result of cloud adoptions.

The Qiniu Platform

Our Technology Architecture

        Our technology is built upon our proprietary cloud-native architecture, which includes container computing, object storage and distribution network technologies. We have developed features including media data collecting, interactive live streaming, media data processing, machine data real-time search and analytics engine, and machine data indexing, thereby establishing an integrated "cloud + data" platform.

Our Solutions

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  MPaaS.  Our industry-leading end-to-end intelligent media cloud platform offers comprehensive solutions including live streaming products, intelligent media data analytics platform ("Dora"), Qiniu content deliver network ("QCDN") and storage ("Kodo"). Our MPaaS solutions effectively address the pain points faced by customers such as significant investment in IT resources, high technology barriers and difficulties in optimizing user experiences.

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  DPaaS.  Our DPaaS solution, Pandora, primarily empowers enterprise customers from financial services, automobile, telecommunications, intelligent manufacturing and internet industries with capabilities of machine data collection, indexing, ingestion, analytics and application. Powered by our proprietary data analytics engine and schema-on-read and search processing language ("SPL") technologies, we provide customers from various industries with powerful and easy-to-use data analytics and processing solutions and various open APIs. Pandora enables customers to achieve intelligent full life-cycle data management with features such as real-time data collection, intelligent data processing, machine learning algorithms and data visibility.

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  Other Cloud Services.   Complementary to our MPaaS and DPaaS solutions, to a lesser extent, we also offer other cloud services, which primarily include QVM, a comprehensive suite of solutions including cloud servers, databases, network, security and storage. QVM supports multi-cloud deployment and is featured with high elasticity, stability, scalability, performance and security.

        Our MPaaS and DPaaS solutions have achieved strong synergies when serving our customers. Our MPaaS solutions enable our customers to capture large volume of valuable and definitive data such as customer behavior information and operating metrics. Our customers can use our DPaaS solution to analyze such data, drawing unique business insights and providing superior user experience.

Our Strengths

Leading Cloud PaaS Provider in China Focusing on Integrated "Cloud + Data" Solutions

        We are the largest pure-play PaaS provider with a 4.4% market share by revenue in 2020. We are also the largest independent MPaaS provider, and the third largest MPaaS provider overall, including independent and non-independent, in China with a 7.5% market share by revenue in 2020. In addition, we are a pioneer and one the of first-movers in China's DPaaS market. Since our inception, we have served over one million customers in China across various industries including pan-entertainment, social networking, healthcare, e-commerce, education, media, financial services, automobiles, telecommunications and intelligent manufacturing, among others.

        Our success is attributable to our unique positioning and business model. As a pure-play PaaS provider, our cloud-native architecture enables us to leverage and integrate resources from major global and domestic IaaS providers. Utilizing our innovative and cutting-edge technologies, we offer scalable, cost-effective and high-performance MPaaS solutions. Moreover, supported by our data lake, our DPaaS offers simple, efficient, open, and one-stop data analytics solutions. As a result, we are able to offer integrated "cloud + data" solutions.

Comprehensive Solutions with Superior Service Capabilities

        Our comprehensive and integrated PaaS solutions empower customers from various industries with data storage, distribution, interaction and analytics capabilities. Our end-to-end solutions, primarily consisting of interactive live streaming, Dora, QCDN, Kodo, Pandora and other cloud services, cover various use cases including pan-entertainment, social networking, e-commerce, education, media, financial services, automobiles, telecommunications and intelligent manufacturing, among others. We optimize our solutions to tailor the needs and preferences for customers from different industries. Our comprehensive solution offerings and open platform nature also create cross-selling opportunities. Approximately 40.7% of our customers in 2020 used two or more types of our products. Key benefits to our customers include:

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  Data reliability.  We provide customers with high data reliability at multi-region level leveraging our best-in-class erasure code technology.

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  High performance.  Connected by thousands of nodes from multiple providers, we have achieved extensive network coverage, comprehensive node monitoring and real-time intelligent dispatch, enabling us to provide high-quality and low-latency cloud services. Moreover, powered by our proprietary data analytics engine, we offer solutions with high computational efficiency.

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  Cost efficiency.  Our comprehensive solutions enable our customers to easily and quickly design, develop and launch their products. Additionally, our pay-as-you-go fee model allows our customers to try out new ideas with no significant upfront cost and reduce their development cost.

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  Ease of use.  We offer visualized interfaces and various easy-to-use development tools to help customers visualize and utilize complex data.

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  Security.  Leveraging our architecture and security protection technologies and protocols, we protect our customers from data loss or other security incidents.

Cutting-edge Technologies and Prominent Research and Development Capabilities

        Our focus on innovation and the development of technology and service capabilities has driven our continued success. Leveraging our open platform, we are committed to enhancing our technology barriers in media cloud services and to exploring advanced massive data storage, analytics, deep learning and intelligent applications with a heterogeneous data lake. We endeavor to offer solutions with high cost-efficiency, reliability and quality. Our key technologies include:

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  Low-redundancy erasure code.  With erasure code architecture, we provide customers with high data reliability with a redundancy rate of 1.14 for public cloud service and 1.10 for on-premise deployment, each of which is the lowest among its peers in China, effectively reducing storage costs while ensuring data reliability. According to Frost & Sullivan, China's industry average redundancy rate is approximately 1.50 for public cloud services and approximately 1.38 for on-premise deployment.

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  Intelligent dispatch management.  As one of the first-movers to offer fusion CDN services in China, we are able to achieve nearly 100% accurate and controllable dispatch in real-time, offering reliable and best-in-class performance data distribution service to customers.

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  Schema-on-read and SPL.  We are one of the first-movers in China to offer enterprise-level data analytics solution with proprietary search processing language technology and currently one of the few players with proprietary schema-on-read technology.

        As of March 31, 2021, we possessed 13 invention patents and 54 software copyrights in the PRC, and are applying for 60 invention patents and 5 software copyrights in the PRC, mainly for technologies in cloud storage, content delivery, media data processing and data analytics, among others. As of March 31, 2021, we employed 197 research and development staff, representing 37% of our total number of employees. We also hire experts from financial services, automobile and intelligent manufacturing to combine our strong R&D and resource integration capabilities with industry-specific solution development capabilities.

Far-reaching Developer Influence and Open Ecosystem

        We have been widely recognized among developers as a leading PaaS provider, and we believe our developer outreach will drive the awareness of our platform and further grow our platform. We are one of the first-movers to use Go programming language, currently widely used by major cloud service providers across the world, for large-scale commercial applications. In 2020, our platform had 494.0 thousand active users, who are primarily developers. In addition, we operated over 40 developer communities. By using our platform, they have developed various applications across a wide range of use cases. We are dedicated to providing customers with a user-friendly, easy-to-use and open application development platform. Our MPaaS is embedded with various APIs and SDKs with simple designs and comprehensive functions, helping developers to quickly and conveniently develop applications. Our DPaaS offers low-code development tools to lower technology barriers to the development of machine data analytics applications. Moreover, we provide customized trainings, practices and guidance to developers and customers, and work closely with them to enhance their experience.

        We have established a mutually beneficial open ecosystem with our business partners. For example, we closely collaborate with leading AI companies in China to enhance our platform's computer vision capabilities, providing media AI services such as content monitoring, facial recognition and voice recognition. We also cooperate with leading camera manufacturers to develop commercial and home-use video security solutions. In addition, we also work with business partners to develop in-depth industry-specific cloud and data solutions on our PaaS platform.

        By offering extensive and easy-to-use development tools, we help developers integrate our products into their applications in various use cases. As an independent PaaS provider, we are dedicated to building a developer-friendly platform and embracing ecosystem partners. As a result, we are able to upgrade and expand the features of our platform, attracting customers from more industry verticals and thereby penetrating into new use cases.

Premium and Loyal Customer Base and Strong Customer Acquisition Capabilities

        We have amassed a large and growing customer base, which provides us with significant growth potential. We are dedicated to creating value for our customers and maintaining a continuous and long-term business relationship, enabling us to enhance customer loyalty and identify new business opportunities. In 2020, we had 63.0 thousand customers, representing an increase of 12.7% from 2019.

        Our high quality and reliable solutions enable us to retain customers and enhance customer loyalty. Stable and long-term customer relationships also provide cross-selling opportunities, which in turn further enhance our customer relationships. In 2020, we had 61.5 thousand MPaaS customers and 775 MPaaS Premium Customers. The dollar-based net expansion rate of our MPaaS customers was 112%, indicating our strong ability to retain and grow revenue from our MPaaS customers.

        Our one-stop solutions can be applied in multiple use cases, helping us attract customers from various industry sectors. Attracting leading customers from a wide spectrum of sectors, we have demonstrated our service and technology capabilities, which enable us to establish strong sector presence and attract more customers. Our representative customers include Bilibili, OPPO, Xiaohongshu, TAL Education, China Merchants Bank, among others.

Experienced Management Team

        Our visionary and experienced management team with best-in-class R&D capabilities and in-depth industry backgrounds and experiences has been leading us since our inception, achieving rapid and continued growth of our business. Our senior management collectively has an average of over ten years of experience in the cloud and technology industries. Shiwei Xu, our chief executive officer, is a well-recognized industry leader. Based on Go programming language, Mr. Xu has developed Go+ programming language and has led the technology exploration in data science.

Our Growth Strategy

        The key elements of our growth strategy include the followings, which we believe would empower us to further achieve superior growth and strengthen our market position:

Invest in Technology and Innovation

        We believe continuous investment in technology and innovation is key to enhancing our competitive edges. As we are entering into the era of data technology, enterprises become increasingly aware of the value of data. In this regard, we plan to further strengthen our core media and machine data technology capabilities. We will continue to upgrade and develop the underlying technologies to solidify our core competency. On the other hand, we will further diversify our solutions to cover more industries and use cases.

Proactively Expand Industry Verticals And Use Cases

        We seek to solidify our existing leadership in serving customers from pan-entertainment, e-commerce, education, media and financial services verticals by offering more one-stop cloud solutions in such verticals. Meanwhile, with the deployment of 5G and IoT technologies, we also intend to expand our solution offerings to establish our leading position in more verticals with strong growth potential, such as healthcare, intelligent manufacturing, automobile, energy and transportation. We will focus on capturing the massive demand from cloud adoption and digital upgrade. We will continue to cover and anchor industry leaders in such strategically selected verticals and to accumulate industry know-how while expanding markets. By continuous upgrading and expanding the features of our platform, we aim to attract customers from more industry verticals and thereby penetrating into new use cases.

Deepen Our Relationship within Existing Customers and Attract New Customers

        Customer-centric culture is in our DNA. We have built a large and loyal customer base, and we will continue to penetrate with our existing customer base and to establish stable and long-term business relationship. Accordingly, we intend to continuously upgrade our solutions to meet customers' needs covering their entire life-cycle to further strengthen customer stickiness, enhance customer retention rate and increase our wallet share in existing customers. In addition, we will further expand our sales and marketing channels to broaden our reach to new customers and explore monetization opportunities. Moreover, we will also focus on creating cross-selling opportunities by recommending our DPaaS solution to MPaaS customers or vice versa.

Enhance Our Ecosystem

        We believe it is imperative that we work with partners to extend our platform's capabilities, and to empower developers. In this regard, we endeavor to establish an integrated data storage and analytics mechanism, which integrates the technologies developed by our ecosystem partners and achieve strong platform synergies. In addition, we operate over 40 developer communities and have been widely recognized among global cloud developers as a leading PaaS provider. We are dedicated to continuing to invest in our developer community by providing developers and customers with a user-friendly, easy-to-use and open application development platform. By offering diversified cloud solutions in different use cases, we aim to become a best-in-class comprehensive cloud solution provider and the backbone of the entire cloud ecosystem.

Expand Internationally

        As our customer base grows, we plan to scale our platform accordingly, expanding our global corporate footprint to support international operations of existing customers and attract new customers globally.

Our Solutions

        We provide "cloud + data" end-to-end PaaS solutions, including MPaaS for intelligent media solutions and DPaaS for machine data solutions, to customers across a wide spectrum of industries, including pan-entertainment, social networking, healthcare, e-commerce, education, media, financial services, automobiles, telecommunications and intelligent manufacturing, among others. In addition, to a lesser extent, we also provide other complementary cloud services such as QVM.

        Our solutions are provided to our customers either as a public cloud service, on-premise deployment. For public cloud services, we charge customers based on usage. We also offer credit terms and prepaid subscription packages over a fixed subscription period. For on-premise deployment of our solutions, we charge customers on a project basis. We provide dedicated services to customers with our in-depth industry insights across initiation, deployment and post-delivery stages. At the initiation stage, our specialized industry team performs in-depth analysis on customers' business needs and designs tailored solutions accordingly. During the deployment process, we work closely with customers to ensure seamless deployment. After delivery, we have regular client reviews to constantly improve our services. For on-premise deployment, to a lesser extent, we also sell the relevant hardware per our customers' requests.

Our MPaaS Solutions

        We offer our customers best-in-class end-to-end intelligent MPaaS solutions with high performance, high elasticity and high availability. MPaaS solutions consist of a comprehensive suite of cutting-edge cloud-native products, including interactive live streaming products, intelligent media data analytics platform ("Dora"), Qiniu content delivery network ("QCDN") and storage ("Kodo"), enabling customers to leverage our platform to develop media applications with high efficiency, reduced cost, and without incurring significant investment in the underlying resources and technologies. MPaaS solutions serve as building blocks for customers to embed the respective functions in their applications, and provide the underlying cloud services to support their operation.

        Our MPaaS solutions provide end-to-end media cloud services from data collecting, storage, distribution, interactive live streaming to on-cloud data processing. For example, customers will use Kodo to store their media data, which can be edited, transcoded or otherwise processed by Dora, and based on developers' needs for different use cases delivered to their users via our interactive live streaming products and QCDN.

        The following diagram illustrates the architecture of our MPaaS solutions:

        Key features of our MPaaS solutions are as follows:

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  Cost-effective—our comprehensive solutions enable our customers to easily and quickly design, develop and launch their products. Additionally, our pay-as-you-go fee model allows our customers to try out new ideas with no significant upfront cost and reduce their development cost.

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  Stable and reliable—supported by our extensive network, cloud-native architecture and our cutting-edge technologies such as intelligent dispatch, we offer high levels of concurrency to meet the demands of our customers. Moreover, we offer multi-region disaster recovery capability to reduce operation risks from failures in any single data center. Our MPaaS solutions are also equipped with various security protections against isolated incidents and security failures. We process tens of billions of requests on a daily basis with an average availability of 99.99%.

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  Customizable and compatible—our MPaaS solutions are highly customizable for various use cases based on the needs of our customers. We provide API and SDKs that are broadly compatible and simple to embed, allowing easy and efficient integration that helps customers reduce their development and maintenance efforts.

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  Comprehensive—our MPaaS solutions are embedded with comprehensive functions to satisfy various needs of customers in use cases of image, audio and video processing and analytics.

Interactive live streaming products

        Our interactive live streaming products cater to developers' various needs of cost-efficiency and latency for different use cases in live streaming and real-time interactions. Built upon our extensive and powerful global network and cloud platform, we offer end-to-end solution modules with various functions including live stream publishing, transcoding, time-shifting, data processing and monitoring, real-time communication etc., with low latency, high stability and high availability. In addition, we offer our customers various add-on features in the form of SDKs covering substantially all use cases in short videos and live streaming, such as filming, editing and publishing.

        In 2020, our interactive live streaming products had over 2,500 customers. As of March 31, 2021, there were over 17,000 applications utilizing our network modules. For the three months ended March 31, 2021, our interactive live streaming products empowered an average of approximately 230 million minutes on a daily basis of live streaming and real-time engagement.

        Key features of our interactive live streaming products include:

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  Quality and reliability—We offer live streaming and real-time engagement with high quality and reliability. Our platform delivers industry-leading performance around latency and media quality, and works under challenging network conditions. Our customers can take comfort from our service level agreements that provide assurances on availability (uptime) levels and, increasingly, experience levels such as latency.

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  Comprehensive features—We offer a breadth of product features by providing a spectrum of building blocks through hundreds of APIs, use case products and third-party plug-ins that improve our customers' offerings and enhance end-user experience, such as HLS time-shifting, live stream recording, stream video views counting, among others.

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  Security and compliance—Multiple methods of authentication, including IP restrictions, timestamp hotlink protection and call back authentication, among others, are applied to maximize data security. In addition, utilizing features such as content monitoring of Dora, we help our customers meet various compliance requirements.

        Our interactive live streaming products are offered to our customers as a public cloud service which is charged based on usage.

Dora—intelligent media data analytics platform

        Dora is our cloud-based intelligent media data analytics platform, offering strong data processing and analytics capabilities. Media data analytics requires significant resource investment, high technology barriers and complex functional systems. We offer Dora to address these pain points. Leveraging deep learning technologies, Dora provides intelligent data identification, monitoring and analytics functions, enabling our users to process more than ten billions of pictures, audio and videos on a daily basis.

        In 2020, there were more than 4,300 customers of our Dora platform. On March 31, 2021, a total of approximately 10.0 million minutes of audio and video were processed on Dora.

        Key features of Dora include:

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  Media data processing—Dora offers both basic and advanced processing of images, audio and video, including format conversion, editing, image enhancement, transcoding and portrait beautification, among others.

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  Cognitive services—We offer state-of-the-art cognitive services using deep learning algorithms, such as facial recognition, scenes and objects detection and labeling of media content. We also provide content monitoring features to help customers meet various compliance requirements.

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  Powerful data analytics—We offer containerized data analytics and processing services that can be customized based on our customers' needs, empowering them to tap the deep insights from aggregated data collected from our platform to understand user feedback as well as improve product design.

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  Customizable features—Dora also provides our customers with a rich collection of open APIs, allowing them to easily access and integrate various features developed by our business partners based on their individual needs and requirements.

        Dora can be provided to our customers either as a public cloud service which is charged based on usage, or deployed on-premise at the customers' servers, which is charged on a project basis.

QCDN—Qiniu content delivery network

        Our QCDN product, built on a fusion mode, integrates with PaaS management platform to further optimize the acceleration of data network. Our fusion QCDN management platform is built on CDN nodes across the globe from multiple providers, primarily including public IaaS cloud providers and traditional content delivery network providers, and accelerates content delivery time by intelligently routing our customers' end users through the least congested and most reliable paths. With functions such as comprehensive content delivery network monitoring and intelligent dispatch of nodes, QCDN offers stable and fast network access services, ensuring the stability and consistency of our customers' services.

        Key features of QCDN include:

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  Integrated network—Fusion QCDN is an integrated control scheme which chooses high quality nodes from multiple providers that fully cover different areas across the globe, thereby ensuring high stability.

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  Real-time control—We provide real-time network availability monitoring and real-time access performance monitoring.

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  Intelligent dispatch—Based on our IP database and combined with the network downtime and performance monitoring, the intelligent and integrated dispatch system is developed to support an array of dispatch methods. These dispatch methods effectively protect our customers from access hijacking and allows for nearly 100% accurate and controllable dispatch in real time.

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  Cost-efficiency—We utilize Point-to-Point technologies to reduce costs while ensuring reliable service capabilities and delivery speed.

        Our high-speed QCDN product provides users with transmission time of less than 250ms and a download speed of over 20 Mbps. Our QCDN product is offered to our customers as a public cloud service which is charged based on usage.

Kodo—object storage

        Kodo is our proprietary object data storage and management PaaS platform which supports both centralized and edge storage. Kodo can serve as a cloud-based heterogeneous data lake, enabling customers to consolidate all types of data, including structured, semi-structured and unstructured, at any scale into one centralized place with the scalability, security, and analytical power in the cloud to enable various kinds of analytics on all types of data. Data can be stored as-is without having to be structured first. This heterogeneous data lake provides users with full access to and storage of data and full life-cycle data management. Kodo can be used together with our data analytics products such as Dora and Pandora, enabling users to unlock the underlying value of massive data volume. Users can run different types of analytics on the data stored—from dashboards and visualizations to mass data processing, analytics, and machine learning to provide actionable insights and drive better decision-

making. Kodo is designed on a cloud-native architecture which supports multi-cloud deployment. With simple and reliable APIs, customers are able to conveniently transfer and manage their data.

        Key features of Kodo include:

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  Upload/download—we provide our users with various APIs and tools for different upload or download scenarios and support uploads from servers and direct uploads from customers with acceleration services.

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  Trans-regional synchronization—Trans-regional synchronization provides users with highly efficient data migration and synchronization in different storage regions through easy operations to achieve remote data disaster recovery.

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  Life-cycle management—Users can set their storage space based on their business needs with life-cycle management. It can be set up in a way that allows for automatic conversion to designated storage types or automatic deletion after a set amount of time has passed.

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  Low-frequency storage—Low-frequency storage provides more affordable prices than standard storage and can be applied to business scenarios with real-time access to data and low read frequency, such as data backups, etc.

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  Mirrored storage—Mirrored storage can be applied for migration of existing data in business systems, which helps users complete data migrations seamlessly without affecting access to the business systems.

        Kodo is primarily offered to our customers as a public cloud service which is charged based on usage. To a lesser extent, for customers with higher demand for compatibility, reliability, privacy and security in cloud, Kodo can also be deployed on-premise at the customers' servers, which is charged on a project basis.

        In 2020, Kodo had over 33,000 paying customers. As of March 31, 2021, Kodo achieved over 1 EB data storage, with a total number of 400 billion files stored, an average of approximately 10 billion of daily queries and approximately 2PB uploads per day for the three months ended March 31, 2021.

Our DPaaS Solution

        Data plays an important role in helping businesses understand their target audience and customer preferences. We have developed Pandora, our DPaaS solution that offers simple, efficient and open one-stop data analytics solutions for enterprise customers to access valuable data and gain insights. Pandora delivers a platform to our customers which enables them to develop, run, and manage data analytics applications without the need to build and maintain the infrastructure themselves from scratch.

        Traditional data analytics solutions cannot be directly applied to machine data due to their unstructured nature. Pandora solves the problem by leveraging our schema-on-read capability, search processing language technology and open knowledge application system. It is capable of intelligent management of the full life-cycle of machine data. Use cases include intelligent business operation, maintenance and management, business operation analysis, safety and security analysis, and IoT data analysis.

Note: DPaaS utilizes the storage capabilities offered by Kodo

        Pandora is a real-time machine data analytics platform, comprised of collection, indexing, search, reporting, analysis, alerting, monitoring and data management capabilities. Pandora can collect and index PB-level data daily, irrespective of format or source. Leveraging our PB-level dynamic schema creation at read time, rather than write time, Pandora enables customers to run queries on data without having to define or understand the structure of the data prior to collection and indexing. Pandora also enables customers to interactively explore, analyze and visualize data stored in data sources, helping them quickly analyze their data and achieve real-time visibility into and intelligence about their operations. Our technology delivers speed, scalability and advanced analytics including machine learning when processing massive amounts of data for anomaly detection, event grouping, prediction and other methods. Our DPaaS leverages improvements in the cost and performance of commodity computing and can be deployed in a wide variety of computing environments, from a single laptop to large globally distributed data centers.

        Key features of Pandora include:

  •
  Easy-to-use—Pandora is user-friendly with visualized charts showing analysis results. It's off-the-shelf and can be easily used without any big data technology background.

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  High efficiency—we help our customers process massive volumes of data with high quality and low cost. Our customers need not invest time in complex big data implementations, and they can just focus resources on business value enhancement based on the data analysis results.

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  Openness and customizable—we support multiple data sources access. We empower our customers with the core capabilities of big data analytics and allow them to customize and integrate other value-added features provided by us or third parties. Our Pandora platform provides our customers with various open APIs, allowing our customers to easily access and integrate various features from third parties.

        Pandora can be deployed on-premise at the customers' servers, which is charged on a project basis. In addition, Pandora can also be provided to our customers as a public cloud service which is charged based on usage. As of March 31, 2021, there were more than 60 applications developed using our Pandora platform.

Other Cloud Services

        Complementary to our "cloud + data" PaaS solutions, to a lesser extent, we also offer our customers other cloud services, primarily including QVM, a comprehensive suite of solutions including cloud servers, databases, network, security and storage. We provide secure, scalable, on-demand computing resources, enabling customers to flexibly deploy applications and workloads. For users with high demands for security and compliance, we also offer dedicated QVM to provide an exclusive virtual resource pool. For our QVM service, we charge our customers based on usage.

OUR TECHNOLOGY

Research and Development

        We believe a strong research and development capability is crucial to our continued success and ability to develop innovative solution offerings to keep up with rapid development and advances in cloud and data technologies. We closely attend to the needs of our customers and respond to their feedback and requests through developing new solutions or adding advanced or optimized features in existing solutions.

        As of March 31, 2021, we employed 197 research and development staff, representing 37% of our total number of employees. As a leading cloud and data analytics solutions provider, we have attracted and maintained a highly qualified research and development team. Among these engineers, approximately 31% have obtained a postgraduate or doctorate degree, and many engineers have substantial research and development experience at other leading cloud services providers, before joining the Group. For the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021, we incurred RMB108.2 million, RMB96.9 million (US$14.8 million), RMB22.1 million and RMB29.1 million (US$4.4 million) of research and development expenses, respectively.

Technology, Infrastructure and Data Protection

        We are dedicated to providing customers with cutting-edge integrated "cloud + data" solutions which have been the key to our success.

Cloud-native infrastructure and network

        Our technology infrastructure is built on a highly scalable, cloud-native technology architecture through our cooperation with Alibaba Cloud, Tencent Cloud, AWS and Google Cloud, and other mainstream cloud computing service providers. Based on such cloud architecture, we have established an extensive network throughout China and in approximately 100 other countries and regions and achieved EB-level storage capacity. Our cloud infrastructure and network allow us to process large volumes of data on a real-time basis and ensure high-speed and stable performances on a large scale to accommodate and support the increased demands from our customers. We have been increasing investment in our technology infrastructure and network to ensure our cloud infrastructure can effectively address our growing business needs.

        Our technology infrastructure is supported by servers in geographically dispersed data centers across China and other countries and regions that are fault-tolerant. With dual-site active-active architecture for core services, our network is able to ensure service consistency and eliminate operation risks from failures in any single data center, providing customers with high-availability and low-latency services. We also employ a highly reliable, horizontally scalable and shared architecture to ensure the resiliency and high availability of our technology infrastructure. In addition, we have in place a comprehensive set of contingency plans to manage potential risks of any emergency or service disruption. We also test the data recovery capability of our systems, which helps us ensure our backup data can be completely retrieved. As of the date of this prospectus, we had not experienced any material service disruptions.

Our technology capabilities

        We create and apply cutting-edge cloud and data technologies to drive our development of solutions. Our technologies are architected to support large volumes of data at a massive scale with minimal overhead. Our core technologies include:

Low-redundancy erasure code

        With its erasure code architecture, it provides customers with high data reliability in a cost-efficient manner. For public cloud services, Kodo is able to achieve high data reliability with a redundancy rate of 1.14 for public cloud service, which is the lowest among its peers in China. According to Frost & Sullivan, China's industry average redundancy rate for public cloud services is approximately 1.50. In addition, Kodo is able to reduce the storage cost by approximately 62% as compared to traditional replication methods. For on-premise deployment customers, Kodo is able to adjust the redundancy rate based on business needs, which can reach 1.10 or even lower, which is the lowest among its peers in China. According to Frost & Sullivan, China's industry average redundancy rate for on-premise deployment is approximately 1.38.

Intelligent dispatch management

        Our fusion QCDN integrates network downtime and performance monitoring, and is able to automatically choose the best line and achieves duplication and backup of files. Based on the intelligent dispatch management technology, our QCDN is an integrated control scheme which chooses high quality nodes from multiple providers that fully cover different areas across the globe, thereby ensuring high stability. In addition, leveraging the decoupling network architecture, our intelligent dispatch management system is able to quickly switch lines in the event of network failures, effectively shortening the average failure recovery time to within five minutes.

Live streaming and real-time network

        Based on global acceleration nodes, our live streaming and real-time network technology is able to achieve various functions including elastic on-demand network resource, automatic timeout for failing nodes, flexible node operation, policy-based routing, among others.

Cloud-native media data analytics platform

        Leveraging cloud-native architecture and container technologies, our powerful media data analytics platform enables smooth operation and development of media applications in a distributed multi-cluster environment. As a result, developers only need to focus on the core algorithm innovation of media data analytics, while we lay out a strong and reliable cloud foundation.

Schema-on-read and search processing language

        Our products collect and index data irrespective of source and format. Rather than requiring that data be input in a pre-defined structure, our schema-on-read technology creates structure as data is being searched, allowing users to ask new and different questions at any time without having to re-architect a schema as would be required in a relational database. Our technology builds a schema at read time, rather than write time, and does not require pre-defined knowledge about the data it is processing. Using our technology, different users can run a variety of queries, regardless of changes in format of the data being input into the system.

        Our proprietary search processing language technology is specifically designed for working with large volumes of data. Our search language supports arithmetic operations to refine searches and conduct calculations with the results of a query in real time. Statistical and reporting commands native to our search language, including machine learning algorithm, support and enable users to perform more robust calculations and analytics. Our platform can also learn about the structure of the data through the searches users conduct, allowing users to utilize the data structure and knowledge garnered by previous searches. Our platform includes acceleration technology that delivers high performance for analytical operations at PB-level, such as identifying rare terms and performing aggregation operations.

Open platform

        We create an open platform architecture, encouraging third-party developers and business partners to provide innovative applications to our customers, which we believe will enrich our products and technology ecosystem. Our open architecture facilitates the integration of customers' and third-party applications into our PaaS solutions. With minimum or low coding requirements, we support rapid application development, deployment, execution and management using declarative, high-level programming abstractions.

Data Security and Protection

        When providing our solutions, we process certain data of our customers and of end users of our customers. We have designed strict data protection policies to ensure that the collection, use, storage, transmission and dissemination of such data are in compliance with applicable laws and with prevalent industry practice. Our information system applies multiple layers of safeguards, including double-firewalls, antivirus walls and web application firewalls. We encrypt data to enhance data security. Our database can only be accessed through computers and IP addresses designated for authorized use in specified regions. Only authorized staff can access those computers for designated purposes. We also have clear and strict authorization and authentication procedures and policies in place. Our employees only have access to data which is directly relevant and necessary for their job responsibilities and for limited purposes and are required to verify authorization upon every access attempt. Various keys and tokens are applied in the transmission, upload and download to ensure data security.

        As of the date of this prospectus, we have not received any claim from any third party against us on the ground of infringement of such party's right to data protection as provided by the PRC General Principles of Civil Law or any applicable laws and regulations in other jurisdictions, and we have not experienced any material data loss or breach incidents.

SALES, BRANDING AND MARKETING

        Our go-to market strategy is focused on developer-centered user acquisition. We operated over 40 developer communities as of March 31, 2021 and have been widely recognized among developers as a leading PaaS provider. We believe that our developer outreach will drive the awareness of our platform and further grow our platform. We offer easy-to-use APIs and all-in-one SDKs with simple designs and comprehensive functions, helping developers to quickly and conveniently develop applications. Once developers are introduced to our platform, we provide them with a low-friction trial experience consisting of approximately 10GB free storage space and approximately 10,000 free minutes of audio/video engagement usage per month for each account. Developers whose needs grow beyond the free trials become our paying customers. We empower developers with our one-stop "cloud + data" platform in various uses. As developers innovate with our platform and share their experience with peers, awareness of our platform spreads in the developer community by word of mouth and attracts additional developers, creating a positive flywheel effect. We have built a large and engaged developer community, with 494.0 thousand active users on our platform, who are primarily developers in 2020.

        We primarily sell and deliver our solutions through our direct sales force covering mobile Internet industries and other verticals such as financial services, automobile, intelligent manufacturing, telecommunications and health care. Our sales team is divided into different teams targeting different types of customers and offerings, which results in a higher level understanding of customers' varying needs. As of March 31, 2021, our direct sales force consisted of 201 employees with knowledge about our solutions, technology and industry and have extensive professional experience working for us. We adapt our sales and marketing strategies to directly respond to customers' organizational priorities, inform their key decision makers, and really focus on driving customer experience. Our sales team actively follow-up with customers and explore additional monetization opportunities.

        We organize trainings for our newly joined sales and marketing personnel before they start the field work. Our training generally includes background introduction of cloud and data technologies, and functions and advantages of our solutions, which enables our employees to appropriately present the features and technologies of our solutions to customers.

        In addition to our in-house sales and marketing team, we also collaborate with third-party sales agents to reach more potential customers and to promote our solutions. Our in-house sales channel department works closely with the sales channel agents and leverages their understanding of end user demands, thereby developing tailored marketing strategies.

        We promote our brand and generate customer leads primarily through word-of-mouth referrals by developers on our platform, as well as online and offline marketing activities. We have maintained a well-trained in-house marketing team that works closely with other departments such as business development and public relations to formulate and execute marketing plans. We have established an active online presence through our corporate website at https://www.qiniu.com, which provides extensive information about our comprehensive solutions and serves as an important channel for branding and business development. We also publish and distribute industry updates, event information, commentaries and other content regularly to showcase our scientific expertise and increase our brand awareness. Moreover, we leverage a number of high-profile publications to drive our key marketing initiatives and advertising. In addition, we actively participate in various industry and academic conferences to increase our visibility and promote our brand.

OUR CUSTOMERS

        We have a broad base of customers across various industries, including pan-entertainment, social networking, healthcare, e-commerce, education, media, financial services, automobiles, telecommunications and intelligent manufacturing, among others. In 2020, we had 63.0 thousand customers, representing an increase of 12.7% from 2019.

        In 2020, we had 61.5 thousand MPaaS customers and 775 MPaaS Premium Customers. In addition, we have generated a highly loyal customer base. In 2020, the dollar-based net expansion rate of our MPaaS customers was 112%.

Customer Support

        We are devoted to serving customers and empowering them with cloud and data technologies. With our customer-centric service philosophy, we always prioritize the needs of our customers and strive to provide an exceptional experience to them. As a result, our brand has received broad recognition in China.

        In our ongoing efforts to enhance customer satisfaction and improve service quality, we maintain a dedicated customer support and service team that is focused on real-time problem-solving with the ultimate goal of increasing user experience and customer stickiness. Moreover, we also provide helper libraries, comprehensive user guides and a wide range of code samples and demos.

Customer case studies:

Bilibili

Background

        Bilibili is an iconic brand and a leading video community for young generations in China. To support the increasing number of users and media content on its platform and its expanded features such as live streaming, Bilibili seeks one-stop MPaaS solutions to ensure high quality user experiences.

Our solutions and benefits

        We started our collaboration with Bilibili in 2017 and since then have established a strong business relationship with Bilibili. By offering end-to-end intelligent MPaaS solutions, we are able to efficiently address various business needs such as stable and high-speed delivery, low-latency real-time engagement, massive data storage, and the ability to rapidly scale to meet its business expansion demands.

China CITIC Bank

Background

        China CITIC Bank is a national commercial bank based in China. In line with its expanding business and increasing number of employees, CITIC Bank faced increasing pressure from the rapidly growing volumes of unstructured behavior data generated by IT personnel when using different systems and devices. They sought the automated data analytics ability to identify potential risks in IT operations, thereby eliminating operational risks and ensuring compliance.

Our solutions and benefits

        We started our collaboration with China CITIC Bank Credit Card Center in 2019 by providing Pandora, empowering them with an operational risk analytics engine and automated data analytics capabilities. With schema-on-read and search processing language technologies, Pandora helps China CITIC Bank Credit Card Center efficiently consolidate and analyze different types of data collected from various operational systems, enabling China CITIC Bank Credit Card Center to identify and prevent potential risks in various scenarios, helping it build a more robust internal compliance and risk management system.

Customer A

Background

        Customer A is a leading online education company based in China. To facilitate synchronous learning within its live virtual classrooms, this customer was looking to adopt a platform that provides high-quality and low-latency live interactions among a large number of concurrent users and is capable of video- and audio-monitoring to ensure compliance.

Our solutions and benefits

        After evaluating multiple other options, Customer A decided to partner with us in September 2016 for our MPaaS solutions. Powered by our interactive live streaming products, Customer A is able to deliver high-quality interactive video and audio communications among massive users with low latency. Additionally, we enable Customer A to support tens of thousands of live streaming audiences, who can simply drop-in the communication at any time, thereby delivering a more engaging user experiences. While streaming or broadcasting, Dora also conducts real-time AI-based content screening to ensure compliance with the relevant regulatory requirements.

Customer B

Background

        Customer B is a leading automobile manufacturer in China. As the automobile industry is being transformed by big data analysis, our customer was in need of a powerful set of analytical tools to deal with data from various onboard devices that are widely varied in format.

Our solutions and benefits

        We began our collaboration with this customer in December 2020 by offering our DPaaS solution, Pandora. Pandora approaches analytics with our schema-on-read solution that easily deals with access and parsing issues and solves the pain points of traditional schema-on-write solutions which cannot split schemas at the stage of data access accurately. Powered by our proprietary search processing language, Pandora enabled the R&D personnel of this customer to deal away with inefficient and cumbersome codes and replaced them with an elegant customizable development interface. In addition, Pandora's app store provides this customer an open platform with an excellent base for secondary development and brings major opportunities for them to benefit from analytics to help drive efficiency and profitability.

COMPETITION

        We face competition in China's MPaaS industry and DPaaS industry primarily from other cloud and data service providers, including large-scale group companies that are involved in a wide range of businesses where they could potentially compete with their customers. In addition, we also face competition from players in China's cloud and PaaS industries in general. The principal competitive factors in our industry include research and development capabilities, industry know-how, continuous capital investment, product portfolio, among others. In addition, new and enhanced technology may further increase competition in our industry. Moreover, as a pure-play and independent service provider, we are able to fully mobilize our resources into the innovation of our business models and provide high quality services to businesses and organizations of all kinds, while avoiding potential conflicts of interest with our customers. We believe that we are well-positioned to compete effectively on the basis of the foregoing factors. However, some of our existing competitors have greater name recognition, longer operating histories, larger customer bases as well as greater financial, technical and other resources. See "Risk Factors—Risks Relating to Our Business and Industry—The market in which we participate is competitive, and if we do not compete effectively, our business, operating results and financial condition could be harmed." For more information of the competitive landscape of our industry, see "Industry Overview."

INTELLECTUAL PROPERTY

        We regard our copyrights, trademarks, trade secrets and other intellectual property rights as critical to our business operations. In this regard, we rely primarily on a combination of patents, copyrights, trademarks, trade secret and unfair competition laws and contractual rights, such as confidentially agreement entered into with our employees, partners and others.

        As of March 31, 2021, we possessed 13 invention patents and 54 software copyrights in the PRC, and are applying for 60 invention patents and 5 software copyrights in the PRC, mainly for technologies in cloud storage, content delivery, media data processing and analytics, among others. In addition, as of March 31, 2021, we had registered 52 trademarks and 72 domain names.

        As of the date of this prospectus, we had not been subject to any material disputes or claims for infringement upon third parties' intellectual property rights in the PRC.

OUR PEOPLE

        As of March 31, 2021, we had 528 full-time employees, approximately 91% of whom possessed a bachelor's degree or above. The following table sets forth the number of our full-time employees by function as of March 31, 2021:

Function	Number of Employees	% of Total Number of Employees
Research & Development	197	37%
Sales & Marketing	201	38%
General & Administrative	94	18%
Operation & Maintenance	36	7%

Total	528	100%

        Our success depends on our ability to attract, retain and motivate qualified employees. As part of our human resource strategy, we offer employees a dynamic work environment, competitive salaries, performance-based cash bonuses and other incentives. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

        We primarily recruit our employees through on-campus job fairs, recruitment agencies and online channels, including our corporate website and third-party employment websites. We provide regular training and reviews to our employees to enhance their performance.

        Substantially all of our employees as of March 31, 2021 are stationed in China. We enter into standard employment, confidentiality and non-compete agreements with our employees. As required by PRC laws and regulations, we participate in housing fund and various employee social security plans that are organized by applicable local municipal and provincial governments, including housing, pension, medical, work-related injury and unemployment benefit plans.

        None of our employees are currently represented by labor units. We believe that we maintain good working relationship with our employees and we have not experienced any material labor disputes.

FACILITIES

        Our current principal executive offices are located in Shanghai, China. We lease offices in Shanghai and certain other cities where we operate with an aggregate area of approximately 8,100 square meters as of March 31, 2021. These facilities currently accommodate our management headquarters, as well as most of our sales and marketing, research and development, and general and administrative activities.

INSURANCE

        In line with general market practice, we do not maintain any business interruption insurance or product liability insurance, which are not mandatory under PRC laws. We do not maintain key man life insurance, insurance policies covering damages to our network infrastructures or information technology systems or any insurance policies for our properties.

LEGAL PROCEEDINGS

        We are involved in legal proceedings or other disputes in the ordinary course of our business from time to time. We are currently not involved in any legal or administrative proceedings that may have a material adverse impact on our business, financial position or results of operations.

REGULATION

        This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

REGULATIONS ON FOREIGN INVESTMENT

        The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2018, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People's Congress approved the PRC Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three major previous laws on foreign investments in China, namely, the PRC Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, "foreign investments" refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

        The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where "pre-entry national treatment" means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and "negative list" means the special administrative measures for foreign investment's entry to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investments beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalog of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Management Measures for the Entry of Foreign Investment (Negative List) (2020 version), or the 2020 Negative List, as promulgated on June 23, 2020 by the National Development and Reform Commission, or the NDRC, and the MOFCOM, and taking effect on July 23, 2020, and the Encouraged Industry Catalogue for Foreign Investment (2020 version), as promulgated by the NDRC and the MOFCOM on December 27, 2020, and taking effect on January 27, 2021. Industries not listed in these two categories are generally deemed "permitted" for foreign investment unless specifically restricted by other PRC laws. Industries such as value-added telecommunication business, which we are engaged in, are generally restricted to foreign investment pursuant to the 2020 Negative List, and we conduct business operations that are restricted to foreign investment through our variable interest entities.

        According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the State Administration for Market Regulation, or the SAMR, or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc.

        Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting initial reports, change reports, deregistration reports and annual reports, etc.

        Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to previous laws regulating foreign investment prior to the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law. The Implementing Rules further clarify that such foreign-invested enterprises established prior to the implementation of the Foreign Investment Law may either adjust their organizational forms or organizational structures pursuant to the Company Law or the Partnership Law, or maintain their current structure and corporate governance within five years upon the implementation of the Foreign Investment Law. Since January 1, 2025, if a foreign-invested enterprise fails to adjust its organizational form or organizational structure in accordance with the laws and goes through the applicable registrations for changes, the relevant administration for market regulation shall not handle other registrations for such foreign-invested enterprise and shall publicize the relevant circumstances. However, after the organizational forms or organizational structures of a foreign-invested enterprise have been adjusted, the original parties to the Sino-foreign equity or cooperative joint ventures may continue to process such matters as the equity interest transfer, the distribution of income or surplus assets as agreed by the parties in the relevant contracts.

        In addition, the Foreign Investment Law and the Implementing Rules also specify other protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, etc.

REGULATIONS ON VALUE-ADDED TELECOMMUNICATION SERVICES

Regulation on Value-Added Telecommunications Services

        The PRC Telecommunications Regulations, or the Telecommunications Regulations, as most recently amended in February 2016, are the primary regulations governing telecommunications services. Under the Telecommunications Regulations, a telecommunications service provider is required to procure operating licenses prior to the commencement of its operations. The Telecommunications

Regulations distinguish "basic telecommunications services" from "value-added telecommunications services, or VATS." Value-added telecommunications services are defined as telecommunications and information services provided through public networks. A catalogue was issued as an attachment to the Telecommunications Regulations, or the Telecom Catalogue, to categorize telecommunications services as either basic or value-added. The current 2015 Telecom Catalogue, as most recently updated in June 2019, categorizes internet data centers, online data and transaction processing, on-demand voice and image communications, domestic internet virtual private networks, message storage and forwarding (including voice mailbox, e-mail and online fax services), call centers, internet access and online information and data search, among others, as VATS. The "internet data center" business, or the IDC business, is defined under the 2015 Telecom Catalogue as a business that (i) uses relevant infrastructure facilities in order to render outsourcing services for housing, maintenance, system configuration and management services for clients' internet or other network-related equipment such as servers, (ii) provides the leasing of equipment, such as database systems or servers, and the storage space housing the equipment and (iii) provides lease agency services of connectivity lines and bandwidth of infrastructure facilities and other application services. Also, internet resources collaboration services business is incorporated into the definition of IDC business under the 2015 Telecom Catalogue, and defined as "the data storage, internet application development environment, internet application deployment and running management and other services provided for users through internet or other networks in the manners of access at any time and on demand, expansion at any time and coordination and sharing, by using the equipment and resources built on database centers."

        On March 1, 2009, the MIIT, promulgated the Administrative Measures for Telecommunications Business Operating License, or the 2009 Telecom License Measures, which took effect on April 10, 2009. The 2009 Telecom License Measures set forth the types of licenses required to provide telecommunications services in China and the procedures and requirements for obtaining such licenses. With respect to licenses for value-added telecommunications businesses, the 2009 Telecom License Measures distinguish between licenses for business conducted in a single province, which shall be issued by the provincial-level counterparts of the MIIT and licenses for cross-regional businesses, which shall be issued by the MIIT. The licenses for foreign invested telecommunications business operators need to be applied with MIIT. An approved telecommunications services operator must conduct its business in accordance with the specifications stated on its telecommunications business operating license. Pursuant to the 2009 Telecom License Measures, cross-regional VATS licenses shall be approved and issued by the MIIT with five-year terms. On July 3, 2017, the MIIT issued the Telecom License Measures, which took effect on September 1, 2017 and replaced the 2009 Telecom License Measures. The changes mainly include, among others, (i) the establishment of a telecommunications business integrated management online platform; (ii) provisions allowing the holder of a telecommunications business license (including the IDC license) to authorize a company, of which such license holder holds at least 51% of the equity interests indirectly, to engage in the relevant telecommunications business; and (iii) the cancellation of the requirement of an annual inspection of telecommunications business licenses, instead requiring license holders to complete an annual report.

        On November 30, 2012, the MIIT issued the Circular of the MIIT on Further Standardizing the Market Access-related Work for Businesses Concerning Internet Data Centers and Internet Service Providers which clarifies the application requirements and verification procedures for the licensing of IDC and internet service provider, or ISP, businesses and states that entities intending to engage in the IDC or ISP business could apply for a license since December 1, 2012.

        On January 17, 2017, the MIIT issued the Circular of the MIIT on Clearing up and Regulating the Internet Access Service Market, or the 2017 MIIT Circular, according to which the MIIT determined to clear up and regulate the internet access service market nationwide, from the issuance date of the 2017 MIIT Circular until March 31, 2018. The 2017 MIIT Circular provides, among others, that (i) an enterprise that holds a corresponding telecom business license, including the relevant VATS license, shall not provide, in the name of technical cooperation or other similar ways, qualifications or resources to any unlicensed enterprises for their illegal operation of the telecom business, (ii) if an enterprise with its IDC license obtained prior to the implementation of the 2015 Telecom Catalogue issued on March 1, 2016, has actually carried out internet resources collaboration services, it shall make a written commitment to its original license issuing authority before March 31, 2017 to meet the relevant requirements for business licensing and obtain the corresponding telecom business license by the end of 2017, failure of which will result in such enterprise not being able to continue operating the business of internet resources collaboration services as it currently does as of January 1, 2018, and (iii) without the approval of the MIIT, enterprises are not allowed to carry out cross-border business operations by setting up on its own or leasing private network circuits (including virtual private networks, or VPNs) or other information channels.

Regulation on Foreign Investment Restriction on Value-Added Telecommunications Services

        According to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, as most recently amended in February 2016, foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture. The regulations limit the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise to 50% or less other than certain exceptions and require the primary foreign investor in a foreign invested value-added telecommunications enterprise to have a good track record and operational experience in the industry.

        In 2006, the predecessor to the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, according to which a foreign investor in the telecommunications service industry of China must establish a foreign invested enterprise and apply for a telecommunications businesses operation license. This circular further requires that: (i) PRC domestic telecommunications business enterprises must not lease, transfer or sell a telecommunications businesses operation license to a foreign investor through any form of transaction or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) all providers of value-added telecommunications services are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the circular and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business.

REGULATIONS ON INTERNET INFORMATION SECURITY AND PRIVACY PROTECTION

        The PRC government has enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in the PRC is regulated and restricted from a national security standpoint. The Standing Committee of the National People's Congress, or the SCNPC, enacted the Decision on the Maintenance of Internet Security on December 28, 2000, which was amended on August 27, 2009 and may subject persons to criminal liabilities in the PRC for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In addition, on December 16, 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections, which took effect on December 30, 1997 and were amended by the State Council on January 8, 2011 and prohibit using the internet in ways which, among others, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers in this regard, and relevant local security bureaus may also have jurisdiction. If an internet information service provider violates any of these measures, competent authorities may revoke its operating license and shut down its websites.

        The PRC Network Security Law, which was promulgated in November 2016 and took effect on June 1, 2017, requires a network operator, including internet information service providers among others, to adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The PRC Network Security Law emphasizes that any individuals and organizations that use networks must not endanger network security or use networks to engage in unlawful activities such as those endangering national security, economic order and the social order or infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of others. The PRC Network Security Law has also reaffirmed certain basic principles and requirements on personal information protection previously specified in other existing laws and regulations, including those described above. Any violation of the provisions and requirements under the PRC Network Security Law may subject an internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

        On December 13, 2005, the Ministry of Public Security issued the Regulations on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006. The Internet Protection Measures require internet service providers (which includes internet data center service providers) to take proper measures including anti-virus, data back-up and other related measures, and to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, discover and detect illegal information, stop transmission of such information, and keep relevant records. Internet services providers are prohibited from unauthorized disclosure of users' information to any third parties unless such disclosure is required by the laws and regulations. They are further required to establish management systems and take technological measures to safeguard the freedom and secrecy of the users' correspondence.

        Pursuant to the Decision on Strengthening the Protection of Online Information, which was issued by the SCNPC and took effect in December, 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, which was issued by the MIIT in 2013, any collection and use of a user's personal information must be subject to the consent of the user, be legal, rational and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, shutdown of websites or even criminal liabilities.

        Pursuant to the Notice of the Supreme People's Court, the Supreme People's Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens issued in 2013, and the Interpretation of the Supreme People's Court and the Supreme People's Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen's personal information: (i) providing a citizen's personal information to specified persons or releasing a citizen's personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen's consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen's personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen's personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations. In addition, according to the Interpretations of the Supreme People's Court and the Supreme People's Procuratorate on Several Issues concerning the Application of the Law in Handling Criminal Cases Involving Crimes of Illegally Using the Information Network or Providing Aid for Criminal Activities regarding Information Network issued on October 21, 2019 and taking effect on November 1, 2019, a violator refusing to perform the obligation of safety management for the information network, causing the disclosure of user information, and falling under one of the following circumstances shall be deemed "causing serious consequences" as prescribed under the PRC Criminal Law: (i) causing the disclosure of not less than 500 pieces of location information, communication content, credit information, and property information; (ii) causing the disclosure of not less than 5,000 pieces of accommodation information, communication records, health and physiological information, transaction information and other user information that may affect personal or property safety; (iii) causing the disclosure of not less than 50,000 pieces of user information other than the information set forth in items (i) and (ii); (iv) causing the disclosure of user information which quantity does not meet the standards set forth in items (i), (ii) and (iii), but meets the relevant quantity standards after conversion at the corresponding proportion in aggregate; (v) causing deaths, serious injuries, mental disorders or kidnapping of others, or other serious consequences; (vi) causing material economic losses; (vii) seriously disturbing the social order; or (viii) causing other serious consequences.

        Furthermore, on December 15, 2019, the Cyberspace Administration of China promulgated the Provisions on Ecological Governance of Network Information Content, or the Network Ecological Governance Provisions, which took effect on March 1, 2020. The Network Ecological Governance Provisions provide the requirements for the content producers of the network information, the service platforms for the network information and the users of the network information. Among others, the Network Ecological Governance Provisions classify the network information into the "encouraged category," the "prohibited category" and the "prevented and resisted category." The content producers of network information are encouraged to produce, copy and publish network information in the encouraged category, prohibited from producing, copying or publishing network information in the prohibited category, and shall take measures to prevent and resist the production, reproduction and publication of undesirable information in the prevented and resisted category. In addition, the service platforms for the network information shall strengthen the management of information content, and upon discovery of any prohibited information or prevented and resisted information, shall immediately take measures in accordance with the laws, keep the relevant records, and report the same to the competent governmental authorities. A service platform for network information shall compile an annual report on the ecological governance of network information, which contains information on the ecological governance of network information, the performance of the person in charge of ecological governance of network information and social evaluation, etc.

REGULATION ON INTELLECTUAL PROPERTY RIGHTS

Copyright and Software Products

        On September 7, 1990, the SCNPC promulgated Copyright Law of the PRC, or the Copyright Law, which took effect on June 1, 1991 and was most recently amended on November 11, 2020 (the latest amendment will take effect on June 1, 2021). The Copyright Law provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. In addition, internet activities, products disseminated over the internet and software products also enjoy copyright. There is a voluntary registration system administered by the PRC Copyright Protection Center, or the CPCC. In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, which was most recently amended on January 30, 2013 and took effect on March 1, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which applies to software copyright registration, license contract registration and transfer contract registration. The State Copyright Bureau shall be the competent authority for the nationwide administration of software copyright registration and the CPCC is designated as the software registration authority. The CPCC shall grant registration certificates to the Computer Software Copyrights applicants which conform to the provisions of both the Computer Software Copyright Registration Procedures and the Computer Software Protection Regulations (Revised in 2013).

Trademarks

        Trademarks are protected by the PRC Trademark Law promulgated by the SCNPC on August 23, 1982 and most recently amended on April 23, 2019 as well as the Implementation Regulation of the PRC Trademark Law promulgated by the State Council on August 3, 2002 and amended on April 29, 2014. The Trademark Office of China National Intellectual Property Administration, or the Trademark Office, handles trademark registrations and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the first or any renewed ten-year term. Trademark registrant may license its registered trademark to another party by entering into a trademark license agreement. Trademark license agreements must be filed with the Trademark Office to be recorded. The licensor shall supervise the quality of the commodities on which the trademark is used, and the licensee shall guarantee the quality of such commodities. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a "first-to-file" principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a "sufficient degree of reputation" through such party's use. Trademark license agreements should be filed with the Trademark Office or its regional offices.

Domain Names

        Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Domain Names for the Chinese Internet, promulgated by MIIT on November 5, 2004 and taking effect on December 20, 2004 which was superseded by the Measures on Administration of Internet Domain Names promulgated by MIIT on August 24, 2017 and taking effect on November 1, 2017, and the Implementation Rules on Registration of National Top Level Domain Names promulgated by China Internet Network Information Center and taking effect on June 18, 2019. Domain name owners are required to register their domain names and the MIIT is in charge of the administration of PRC internet domain names. The domain name services follow a "first come, first file" principle. Applicants for registration of domain names shall provide their true, accurate and complete information of such domain names to and enter into registration agreements with domain name registration service institutions. The applicants will become the holders of such domain names upon the completion of the registration procedure.

Patents

        According to the Patent Law of the PRC, which was revised by the SCNPC on December 27, 2008, took effect on October 1, 2009, and was most recently amended on October 17, 2020 (the latest amendment will take effect on June 1, 2021), and its Implementation Rules as promulgated by the State Council on January 9, 2010 and taking effect on February 1, 2010, the State Intellectual Property Office of the PRC is responsible for administering patents in the PRC. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective jurisdictions. The Patent Law of the PRC and its implementation rules provide for three types of patents, "invention," "utility model" and "design." Invention patents are valid for twenty years, while design patents and utility model patents are valid for ten years, from the date of application. The PRC patent system adopts a "first come, first file" principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. A third-party player must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights.

REGULATIONS ON EMPLOYMENT

        Pursuant to the PRC Labor Law promulgated by the SCNPC on July 5, 1994, taking effect on January 1, 1995 and most recently amended on December 29, 2018, the PRC Labor Contract Law promulgated by the SCNPC on June 29, 2007, taking effect on January 1, 2008 and amended on December 28, 2012, and the Implementing Regulations of the Employment Contracts Law promulgated by the State Council and taking effect on September 18, 2008, labor relationships between employers and employees must be executed in written form. Wages may not be lower than the local minimum wage. Employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant education to its employees. Employees are also required to work in safe and sanitary conditions.

        Under PRC laws, rules and regulations, including the PRC Social Insurance Law promulgated by the State Council on October 28, 2010, taking effect on July 1, 2011 and amended on December 29, 2018, the Interim Regulations on the Collection and Payment of Social Security Funds promulgated by the State Council, taking effect on January 22, 1999 and amended on March 24, 2019, and the Regulations on the Administration of Housing Provident Fund promulgated by the State Council, taking effect on April 3, 1999, and amended on March 24, 2002 and March 24, 2019, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance and housing accumulation funds. These payments are made to local administrative authorities and any employer who fails to contribute may be fined and ordered to pay the deficit amount.

REGULATIONS ON FOREIGN EXCHANGE

Regulation on Foreign Currency Exchange

        The principal regulations governing foreign currency exchange in the PRC are the Foreign Exchange Administration Regulations, most recently amended in 2008. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of the PRC to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of the PRC.

        In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In 2013, SAFE specified that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

        In March 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 replaced both the Circular of the SAFE on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142, and the Circular of the SAFE on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36.

        Circular 19 allows all foreign-invested enterprises established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments and removes certain other restrictions that had been provided in Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the SAFE on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective in June 2016, which reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, there are substantial uncertainties with respect to Circular 16's interpretation and implementation in practice. Circular 19 or Circular 16 may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions to our PRC subsidiaries and any violations of these circulars could result in severe monetary or other penalties.

        In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profits from domestic entities to offshore entities, including (i) banks must check whether the transaction is genuine by reviewing board resolutions regarding profit distribution, original copies of tax filing records and audited financial statements, and (ii) domestic entities must retain income to account for previous years' losses before remitting any profits. Moreover, pursuant to Circular 3, domestic entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

        On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Notice 28, which permits non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. However, as the SAFE Notice 28 was newly issued, there are still substantial uncertainties as to its interpretation and implementations in practice.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

        In 2014, SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, replacing the SAFE Circular on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in the PRC. Under SAFE Circular 37, a "special purpose vehicle" refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while "round trip investment" refers to direct investment in the PRC by PRC residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. SAFE Circular 37 provides that, before making a contribution into a special purpose vehicle, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

        In 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment. This notice has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations or failing to disclose the control of the foreign-invested enterprise that is established through roundtrip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulations on Stock Incentive Plans

        SAFE promulgated the Circular of the SAFE on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals' Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules, in February 2012. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants in a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan or the PRC agent or any other material changes. The PRC agent must apply to SAFE or its local branches on behalf of the PRC residents who have the right to exercise the employee share options for an annual quota for the payment of foreign currencies in connection with the PRC residents' exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

Regulations on Dividend Distribution

        The principal laws, rules and regulations governing dividends distribution by companies in the PRC are the PRC Company Law, which applies to both PRC domestic companies and foreign-invested companies, and the Foreign Investment Law and the Implementing Rules, which apply to foreign-invested companies. Under these laws, regulations and rules, both domestic companies and foreign- invested companies in the PRC are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

REGULATIONS ON TAXATION

Enterprise Income Tax

        Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, promulgated by NPC on March 16, 2007, which took effect on January 1, 2008 and amended on February 24, 2017 and December 29, 2018, and its implementing rules, enterprises are classified into resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an EIT at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an EIT in connection with their income from the PRC at the tax rate of 10%. The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT on April 22, 2009, taking effect on January 1, 2008, and most recently amended on December 29, 2017, sets out the standards and procedures for determining whether the "de facto management body" of an enterprise registered outside of mainland China and controlled by mainland Chinese enterprises or mainland Chinese enterprise groups is located within mainland China. On July 27, 2011, the SAT issued a trial version of the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises, which took effect on September 1, 2011 and was most recently amended in June 2018, to clarify certain issues in the areas of resident status determination, post-determination administration and competent tax authorities' procedures. The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are "non-resident enterprises," and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between the PRC and other jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement promulgated by the SAT on August 21, 2006, and other applicable PRC laws, if a Hong Kong resident enterprise is the beneficial owner of the dividends and is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties promulgated by the SAT and taking effect on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. The Notice on Issues Concerning "Beneficial Owners" in Tax Treaties promulgated by the SAT in February 2018 and taking effect from April 2018 provided that in determining whether a non-resident enterprise has the status as a beneficial owner, comprehensive analysis shall be conducted based on the factors listed therein and the actual circumstances of the specific case shall be taken into consideration. According to the EIT Law, the EIT tax rate of a high and new technology enterprise needing national special support is 15%. Pursuant to the Administrative Measures for the Recognition of High and New Technology Enterprises promulgated by the Ministry of Science and Technology, the Ministry of Finance and the SAT on January 29, 2016 and taking effect on January 1, 2016, the Certificate of a High and New Technology Enterprise is valid for three years.

Value-added Tax and Business Tax

        According to the Provisional Regulations on Value-added Tax promulgated by the State Council on December 13, 1993 and most recently amended on November 19, 2017, and the Implementing Rules of the Provisional Regulations on Value-added Tax promulgated by the Ministry of Finance on December 25, 1993 and most recently amended on October 28, 2011, all taxpayers selling goods, providing processing, repairing or replacement services or importing goods within the PRC shall pay value-added tax, or the VAT. On April 4, 2018, the Ministry of Finance and the SAT issued the Circular on Adjustment of VAT Rates, which took effect on May 1, 2018. According to the abovementioned circular, the taxable goods previously subject to VAT rates of 17% and 11% respectively became subject to lower VAT rates of 16% and 10%, respectively, starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening VAT Reform jointly promulgated by the Ministry of Finance, the SAT and the General Administration of Customs, which took effect on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10%, respectively, became subject to lower VAT rates of 13% and 9%, respectively, starting from April 1, 2019.

        Since January 1, 2012, the Ministry of Finance and the SAT have implemented the Pilot Plan for Imposition of Value-added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain "modern service industries" in certain regions and eventually expanded to nationwide application in 2013. According to the implementation circulars released by the Ministry of Finance and the SAT on the VAT Pilot Plan, the "modern service industries" include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. According to the Notice of the Ministry of Finance and the SAT on Implementing the Pilot Program of Replacing Business Tax with Value-added Tax in an All-round Manner promulgated by the Ministry of Finance and SAT and taking effect on May 1, 2016, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC are required to pay VAT instead of business tax.

REGULATIONS ON M&A AND OVERSEAS LISTINGS

        On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which took effect on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Shiwei Xu	43	Co-founder, Chairman of the Board of Directors and Chief Executive Officer
Guihua Lyu	40	Co-founder, Director and President
Chao Chen	35	Director and Chief Product Officer
Qiang Ji	48	Director and Chief Financial Officer
Yanxiang Jiang	48	Director
Henry Dachuan Sha*	35	Independent Director Appointee
Oliver Yucheng Chen*	42	Independent Director Appointee

*
Each of Henry Dachuan Sha and Oliver Yucheng Chen has accepted appointment as a director, which will be immediately effective upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

        Shiwei Xu co-founded our company in 2011 and currently serves as our chief executive officer and the chairman of our board of directors. Prior to co-founding our company, from 2000 to 2008, Mr. Xu held several technical roles, including a technical director, at Kingsoft Corporation Limited (HKEx: 3888), where he established a laboratory focusing on the R&D of distributed storage technologies. From 2009 to 2011, Mr. Xu worked as a senior researcher at Shanda Innovations, and led the launch of Shanda NetDisk and Shanda Grand Cloud. Mr. Xu received his Bachelor's degree in Theoretical Physics from Nanjing University in 2000.

        Guihua Lyu co-founded our company in 2011 and currently serves as our president and director. Prior to co-founding our company, from 2001 to 2004, Mr. Lyu served as a project manager at Kingsoft Corporation Limited (HKEx: 3888). From 2004 to 2009, Mr. Lyu served as a software development manager in Augmentum Software Development (Shanghai) Co., Ltd.. From 2009 to 2011, he served as a department manager in Shanda Games Ltd.. Mr. Lyu received his Bachelor's degree in Mechanical Engineering and Automation from Zhejiang University in 2001.

        Chao Chen has served as our director and chief product officer since December 2020. Mr. Chen served as our senior R&D director from 2015 to 2019. Mr. Chen received his Bachelor's degree in Information and Computing Science from Nanjing University of Information Science & Technology in 2007, and his Master's degree in System Theory from Nanjing University of Information Science & Technology in 2010.

        Qiang Ji has served as our director since November 2017, and as our chief financial officer since June 2016. Prior to joining us, Mr. Ji served as the financial vice president and the financial director at Shanda Games Ltd. from 2008 to 2015, and as a deputy finance director and a finance manager at Shanda Group from 2002 to 2008, respectively. Mr. Ji is a member of the American Institute of Certified Public Accountants (AICPA). Mr. Ji received his Bachelor's degree in Physics from Tongji University in 1994, his Master's degree in accounting from Dongbei University of Finance and Economics in 2000, and his EMBA degree from China Europe International Business School (CEIBS) in 2012.

        Yanxiang Jiang has served as our director since February, 2021. Mr. Jiang has served as the general manager of the CDN department and the supply chain department of Alibaba Cloud. Mr. Jiang joined Alibaba in 2003 and has worked in Alibaba Cloud since 2013. Mr. Jiang received his bachelor's degree in international trade from Renmin University of China in 2003.

        Henry Dachuan Sha will serve as our director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Prior to joining us, Mr. Sha served as the chief financial officer of Huya Inc. (NYSE: HUYA) from September 2017 to December 2019, and as a director of Greenwoods Asset Management from May 2015 to August 2017. From August 2013 to August 2014, Mr. Sha worked as an associate at China Media Capital. Before his private equity career, Mr. Sha worked with the Investment Banking Division of Goldman Sachs from August 2011 to August 2013. Mr. Sha received his dual bachelor's degree in Electronic Engineering and Accounting from Fudan University.

        Oliver Yucheng Chen will serve as our director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Chen currently serves as a mentor advisor of Newchip Accelerator, a director and advisor of LXJ Technology Limited and a director of Qutoutiao Inc. Prior to joining us, Mr. Chen served as the chief strategy officer of Qutoutiao Inc. from September 2018 to February 2020 and co-founding partner of Innotech Capitals from 2015 to 2018. Mr. Chen received his bachelor's degree in Economics and a master's degree in Accounting from University of Michigan.

Employment Agreements and Indemnification Agreements

        We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties' agreement before the end of the current employment term. We may terminate an executive officer's employment for cause at any time without advance notice in the event of, among other things, (i) commitments by such executive officer of any serious breach of the terms and conditions of his or her employment and our internal rules and procedures, (ii) conviction of a criminal offense, or (iii) severe neglect of his or her duties or embezzlement to our detriment. We may terminate an executive officer's employment at any time by giving a 30 days' prior written notice. An executive officer may terminate his or her employment at any time by giving a 30 days' prior written notice.

        Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for up to two years following the last date of employment. Specifically, each executive officer has agreed not to, among other things, (i) carry out or otherwise be concerned or interested, directly or indirectly, in certain businesses in competition with us; or (ii) assume employment with or provide services to certain of our competitors or engage, directly or indirectly, with such competitors.

        We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Board of Directors

        Our board of directors will consist of seven directors, including two independent directors, namely Henry Dachuan Sha and Oliver Yucheng Chen, upon the SEC's declaration of effectiveness of our registration statement on Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. The Listing Rules of the Nasdaq generally require that a majority of an issuer's board of directors must consist of independent directors. However, the Listing Rules of the Nasdaq permit foreign private issuers like us to follow "home country practice" in certain corporate governance matters. We rely on this "home country practice" exception and do not have a majority of independent directors serving on our board of directors.

        A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested, provided (1) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (2) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

        We intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors immediately and adopt a charter for each of the three committees upon the effectiveness of our registration statement on Form F-1, to which this prospectus forms a part. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee's members and functions are described below.

        Audit Committee.    Our audit committee will consist of Henry Dachuan Sha and Oliver Yucheng Chen, and is chaired by Henry Dachuan Sha. We have determined that each of Henry Dachuan Sha and Oliver Yucheng Chen satisfies the requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Henry Dachuan Sha qualifies as an "audit committee financial expert." The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

  •
  reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

  •
  approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

  •
  obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

  •
  reviewing with the independent registered public accounting firm any audit problems or difficulties and management's response;

  •
  discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

  •
  reviewing and approving all proposed related party transactions, as defined in Item 7 of Form 20-F;

  •
  reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;

  •
  discussing the annual audited financial statements with management and the independent registered public accounting firm;

  •
  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

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  reviewing and reassessing the adequacy of the committee charter and recommending any proposed changes to our board;

  •
  approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

  •
  establishing and overseeing procedures for the handling of complaints and whistleblowing;

  •
  meeting separately and periodically with management and the independent registered public accounting firm;

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

  •
  reporting regularly to the board.

        Compensation Committee.    Our compensation committee will consist of Shiwei Xu, Oliver Yucheng Chen and Chao Chen and is chaired by Shiwei Xu. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

  •
  overseeing the development and implementation of compensation programs in consultation with our management;

  •
  reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

  •
  reviewing and assessing risks arising from our employee compensation policies and practices;

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  reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

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  at least annually, evaluating its own performance and reporting to our board on such evaluation;

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  reviewing and reassessing periodically the adequacy of the committee charter;

  •
  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management; and

  •
  reporting regularly to the board.

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of Oliver Yucheng Chen, Shiwei Xu and Qiang Ji, and is chaired by Oliver Yucheng Chen. We have determined that Oliver Yucheng Chen satisfies the "independence" requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

  •
  recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

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  reviewing and evaluating the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

  •
  developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

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  reviewing and approving compensation (including equity-based compensation) for our directors;

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  periodically reviewing and reassessing the adequacy of the committee charter; and

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  evaluating the performance and effectiveness of the board as a whole.

Duties and Functions of Directors

        Under British Virgin Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

        In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

        Our company may have the right to seek damages if a duty owed by our directors is breached. You should refer to "Description of Share Capital—Differences in Corporate Law" for additional information on our standard of corporate governance under British Virgin Islands law.

Terms of Directors and Officers

        Pursuant to the post-offering amended and restated memorandum and articles of association, which will become effective and replace the current memorandum and articles of association in their entirety immediately prior to the completion of this offering, our officers will be elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution of our shareholders.

        A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; or (2) dies or is found by our company to be of unsound mind.

Interested Transactions

        A director may, subject to any separate requirement for audit committee approval under applicable law, the memorandum and article of association or applicable Nasdaq rules, or disqualification by the chairman of the relevant board meeting, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Compensation of Directors and Executive Officers

        For the fiscal year ended December 31, 2020, we paid an aggregate of RMB4.8 million and nil in cash to our executive officers and non-executive directors, respectively. Our PRC subsidiary and our VIEs are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Except for the above contributions, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Share Incentive Plan

2013 Share Plan

        We adopted the 2013 Share Plan in January 2013, which has been amended in April 2021, effective upon completion of this offering. The purposes of the 2013 Share Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors, and consultants and to promote the success of our business by offering these individuals or entities an opportunity to acquire a proprietary interest in our success, or to increase this interest by permitting them to acquire our shares. Under the 2013 Share Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2013 Share Plan is 14,854,577 ordinary shares, provided that, starting on January 1, 2022, on the first day of each fiscal year thereafter, the total number of shares available for issuance under the 2013 Share Plan will be increased by an amount equal to the lesser of (i) 3% of the aggregate number of shares of all classes of our ordinary shares issued and (ii) such number of shares as determined by the administrator, provided that the aggregate number of shares initially reserved and subsequently increased during the term of the 2013 Share Plan shall not be more than 10% of the aggregate number of shares of all classes of our ordinary shares issued and outstanding on December 31 immediately preceding the most recent increase. As of the date of this prospectus, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to the 2013 Share Plan is 14,854,577 ordinary shares, and options to purchase a total of 12,487,730 ordinary shares have been granted and outstanding under the 2013 Share Plan.

        The following paragraphs summarize the terms of the 2013 Share Plan, as amended.

        Eligibility.    Service providers, trusts or companies established in connection with any employee benefit plan of the Company for the benefit of a service provider, shall be eligible for the grant of awards. Incentive stock options may be granted to employees only.

        Exercise price.    The exercise price in respect of any particular option shall be such price as determined by the board in its absolute discretion at the time of making of the offer (which shall be stated in the option agreement) but in any case the exercise price of options granted should not be less than 50% of the fair market value on the date of grant.

        Administration.    The 2013 Share Plan shall be administrated by the CEO of the Company or such other person approved and appointed by the board of the Company.

        Vesting schedule.    The administrator shall determine the vesting schedule as set forth in the option agreement.

        Lapse of options.    An option issued under the scheme shall lapse automatically under certain circumstances, including, but not limited to, the expiry of option period, ceasing to be a participant and commencement of the winding-up of our company.

        Transfer restrictions.    Unless otherwise determined by the administrator and so provided in the applicable option agreement, no option shall be sold, pledged, assigned, hypothecated, transferred, or disposed of.

        Termination.    The board of the Company may at any time terminate the operation of the 2013 Share Plan. Options (to the extent not already exercised) granted prior to such termination shall continue to valid and exercisable in accordance with the 2013 Share Plan.

        The following table summarizes, as of the date of this prospectus, the number of ordinary shares under outstanding options that we granted to our directors and executive officers:

Name	Ordinary Shares Underlying Equity Awards Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shiwei Xu	—	—	—	—
Guihua Lyu	—	—	—	—
Chao Chen	2,100,000	0.413 to 1.7	Various dates from June 5, 2015 to August 25, 2020	Various dates from June 5, 2025 to August 25, 2030
Qiang Ji	*	0.9605 to 1.7	Various dates from September 25, 2016 to August 25, 2020	Various dates from September 25, 2026 to August 25, 2030
Yanxiang Jiang	—	—	—	—
All directors and executive officers as a group	3,900,000	0.413 to 1.7	Various dates from June 5, 2015 to August 25, 2020	Various dates from June 5, 2025 to August 25, 2030

Note:

*
Less than 1% of our total outstanding shares.

        As of the date of this prospectus, our employees other than members of our senior management as a group hold (i) outstanding options to purchase 8,587,730 ordinary shares, with exercise prices ranging from US$0.135 per share to US$2.7 per share.

        For discussions of our accounting policies and estimates for options and awards granted pursuant to the 2013 Share Plan, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Judgments and Estimates—Share-based compensation."

PRINCIPAL SHAREHOLDERS

        The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming conversion of all of our outstanding Series A, Series B, Series C-1, Series C-2, Series D, Series E-1, Series E-2, Series F and Series F-1 preferred shares into ordinary shares on a one-to-one basis, by:

  •
  each of our directors and executive officers individually;

  •
  all of our directors and executive officers as a group; and

  •
  each person known to us to beneficially own more than 5% of our issued and outstanding ordinary shares.

        We have adopted a dual-class voting structure which will become effective immediately prior to the completion of this offering. The issued and outstanding ordinary shares beneficially owned prior to this offering by Mr. Shiwei Xu will be converted into Class B ordinary shares, and the remaining issued and outstanding ordinary shares and all the series A, series B, series C-1, series C-2, series D, series E-1, series E-2, series F and series F-1 preferred shares prior to this offering will be converted into Class A ordinary shares, in each case on a one-to-one basis immediately prior to the completion of this offering.

        The calculations in the table below are based on 204,099,386 ordinary shares on an as-converted basis outstanding as of the date of this prospectus and                Class A ordinary shares outstanding immediately after the completion of this offering, including (i)                 Class A ordinary shares to be sold by us in this offering in the form of ADSs assuming the underwriters do not exercise their option to purchase additional ADSs, (ii)                         Class A ordinary shares redesignated and converted from our outstanding ordinary shares and preferred shares, and (iii)             Class B ordinary shares re-designated and converted from our outstanding ordinary shares.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Class A Ordinary Shares Beneficially Owned After This Offering		Class B Ordinary Shares Beneficially Owned After This Offering		Voting Power After This Offering***
	Number	%**	Number	%	Number	%	%
Directors and Executive Officers:†
Shiwei Xu(1)	36,651,320	18.0
Guihua Lyu(2)	12,005,820	5.9
Chao Chen	*	*
Qiang Ji	*	*
Yanxiang Jiang	—	—
Henry Dachuan Sha	—	—
Oliver Yucheng Chen	—	—
All directors and executive officers as a group	50,325,890	24.5
Principal Shareholders:
Taobao China Holding Limited(3)	36,101,384	17.7
Magic Logistics Investment Limited(4)	25,381,941	12.4
Matrix Partners China II Hong Kong Limited(5)	16,272,773	8.0
EverestLu Holding Limited(6)	14,949,256	7.3
Qiming Funds(7)	13,946,185	6.8

Notes:

*
Less than 1% of our total outstanding shares on an as-converted basis.

**
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 204,099,386, being the number of ordinary shares on an as-converted basis outstanding as of the date of this prospectus, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus.

***
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†
The business address of our directors and executive officers (except for Oliver Yucheng Chen) is Floor 1-5, Building Q, No.66 Boxia Road, Pudong New District, Shanghai, 201203, People's Republic of China. The business address of Oliver Yucheng Chen is 4880 Merganser Ct, Pleasanton CA 94566, USA.

(1)
Represents 36,651,320 ordinary shares beneficially owned by Shiwei Xu. The business address of Shiwei Xu is Floor 1-5, Building Q, No.66 Boxia Road, Pudong New District, Shanghai, 201203, People's Republic of China.

(2)
Represents 12,005,820 ordinary shares beneficially owned by Guihua Lyu. The business address of Guihua Lyu is Floor 1-5, Building Q, No.66 Boxia Road, Pudong New District, Shanghai, 201203, People's Republic of China.

(3)
Represents (i) 19,463,986 series E-1 preferred shares and (ii) 16,637,398 series E-2 preferred shares held by Taobao China Holding Limited, a limited liability company incorporated under the laws of Hong Kong. Taobao China Holding Limited is wholly owned by Alibaba Group Holding Limited. The registered address of Taobao China Holding Limited is 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, China

(4)
Represents (i) 6,897,960 series E-1 preferred shares and (ii) 18,483,981 series E-2 preferred shares held by Magic Logistics Investment Limited, a limited liability company incorporated under the laws of the British Virgin Islands. Magic Logistics Investment Limited is ultimately controlled by Feng Yu. The registered address of Magic Logistics Investment Limited is Ritter House, Wickhams Cay II Road Town, Tortola, British Virgin Islands.

(5)
Represents (i) 5,227,732 series A preferred shares, (ii) 3,125,000 series B preferred shares, (iii) 3,734,708 series C-1 preferred shares, (iv) 2,019,909 series C-2 preferred shares and (v) 2,165,424 series D preferred shares held by Matrix Partners China II Hong Kong Limited, a limited liability company incorporated under the laws of Hong Kong. Matrix Partners China II Hong Kong Limited is controlled and 90%—owned by Matrix Partners China II, L.P., and the remaining 10% shares is held by Matrix Partners China II-A, L.P. The general partner of Matrix Partners China II, L.P. and Matrix Partners China II-A, L.P. is Matrix China II GP, Ltd. The directors of Matrix China II GP, Ltd. are David Ying Zhang, Timothy A. Barrows, David Su and Yibo Shao. The registered address of Matrix Partners China II Hong Kong Limited is Flat/RM 1113A, 11/F Ocean Centre Harbour City, 5 Canton Road, Tsim Sha Tsui, Hong Kong.

(6)
Represents 14,949,256 series F-1 preferred shares held by EverestLu Holding Limited, a limited liability company incorporated under the laws of Hong Kong. EverestLu Holding Limited is wholly owned by China Structural Reform Fund Corporation Limited, a state-owned company incorporated under the laws of the PRC and ultimately controlled by the State Council of the People's Republic of China. The registered address of EverestLu Holding Limited is Suite 5704, 57/F Central Plaza, 18 Harbour RD, Wanchai, Hong Kong.

(7)
Represents (i) 5,894,378 series B preferred shares, 3,620,592 series C-1 preferred shares and 1,958,190 series C-2 preferred shares held by Qiming Venture Partners III, L.P., a Cayman Islands exempted limited partnership. The general partner of Qiming Venture Partners III, L.P. is Qiming GP III, L.P., a Cayman Islands exempted limited partnership, the general partner of which is Qiming Corporate GP III, Ltd., a Cayman Islands limited company. Qiming Corporate GP III, Ltd. is beneficially owned by Messrs. Duane Kuang, Gary Rieschel, Nisa Leung and Robert Headley; (ii) 185,783 series B preferred shares, 114,116 series C-1 preferred shares and 61,719 series C-2 preferred shares held by Qiming Managing Directors Fund III, L.P., a Cayman Islands exempted limited partnership. The general partner of Qiming Managing Directors Fund III, L.P. is Qiming Corporate GP III, Ltd., a Cayman Islands limited company, which is beneficially owned by Messrs. Duane Kuang, Gary Rieschel, Nisa Leung and Robert Headley; and (iii) 2,111,407 series D preferred shares held by Qiming Venture Partners III Annex Fund, L.P., a Cayman Islands exempted limited partnership. The general partner of Qiming Venture Partners III Annex Fund, L.P. is Qiming GP III, L.P., a Cayman Islands exempted limited partnership, the general partner of which is Qiming Corporate GP III, Ltd., a Cayman Islands limited company. Qiming Corporate GP III, Ltd. is beneficially owned by Messrs. Duane Kuang, Gary Rieschel, Nisa Leung and Robert Headley. The registered address of Qiming Funds is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

        As of the date of this prospectus, none of our outstanding ordinary shares or preferred shares is held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See "Description of Share Capital—History of Securities Issuances" for a description of issuances of our ordinary shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders.

 RELATED PARTY TRANSACTIONS

Contractual Arrangements

        See "Corporate History and Structure" for a description of the contractual arrangements by and among our PRC subsidiary, our VIEs and the shareholders of our VIEs.

Employment Agreements and Indemnification Agreements

        See "Management—Employment Agreements and Indemnification Agreements."

Private Placements

        See "Description of Share Capital—History of Securities Issuances."

Shareholders Agreement

        See "Description of Share Capital—Shareholders Agreement."

Share Incentives

        See "Management—Share Incentive Plan."

Other Related Party Transactions

Transactions with Alibaba Group

        In 2019, 2020 and for the three months ended March 31, 2020 and 2021, we generated revenues of RMB0.6 million, RMB56.3 million (US$8.6 million), RMB9.2 million and RMB11.2 million (US$1.7 million), respectively, from Alibaba Group for provision of PaaS solution services.

        In 2019, 2020 and for the three months ended March 31, 2020 and 2021, we incurred cost of revenues of RMB289.1 million, RMB378.6 million (US$57.8 million), RMB96.1 million and RMB123.9 million (US$18.9 million), respectively, from Alibaba Group for purchase of cloud services and hardware.

        As of December 31, 2019 and 2020 and March 31, 2021, we had amounts due from Alibaba Group of RMB89.0 thousand, RMB15.5 million (US$2.4 million) and RMB22.6 million (US$3.4 million) respectively, and contract liabilities of RMB0.8 million, RMB0.5 million (US$69.4 thousand) and RMB0.5 million (US$69.4 thousand), respectively, for PaaS solution services we provided.

        As of December 31, 2019, and 2020 and March 31, 2021, we had amounts due to Alibaba Group of RMB81.7 million and RMB86.8 million (US$13.2 million) and RMB85.3 million (US$13.0 million), respectively, and prepayments of nil, nil and RMB11.8 million (US$1.8 million), respectively, in relation to our purchase of hardware from Alibaba Group.

Transactions with Shanghai Shanma

        In 2019, 2020 and for the three months ended March 31, 2020 and 2021, we generated revenues of nil, RMB1.0 million (US$0.2 million), nil and nil, respectively, from Shanghai Shanma, an investee of ours, for provision of PaaS solution services.

        In 2019, 2020 and for the three months ended March 31, 2020 and 2021, we had lease income, which offset our lease and depreciation expenses, of RMB5.2 million, RMB2.2 million (US$0.3 million), RMB1.3 million and RMB5.7 thousand (US$0.9 thousand), respectively, from Shanghai Shanma for our sub-lease of servers and office areas to Shanghai Shanma.

        In 2019, 2020 and for the three months ended March 31, 2020 and 2021, we incurred cost of revenues of RMB1.9 million, RMB5.3 million (US$0.8 million), RMB0.4 million and RMB0.2 million (US$0.03 million), respectively, for our purchase of license and outsourced services.

        In 2019, 2020 and for the three months ended March 31, 2020 and 2021, we provided loans of RMB3.7 million, nil, nil and nil to Shanghai Shanma, respectively. These loans were interest free and due on demand. The loans to Shanghai Shanma were collected in full in June 2019.

        In 2019, 2020 and for the three months ended March 31, 2020 and 2021, we paid certain expenses on behalf of Shanghai Shanma of RMB0.8 million, RMB0.2 million (US$0.03 million) RMB0.2 million and nil, respectively.

        As of December 31, 2019, we had amounts due from Shanghai Shanma of RMB4.6 million for our sub-leasing of servers and office areas, expenses paid on behalf of Shanghai Shanma, which were net off against the initial investment cost to acquire our equity interest in Shanghai Shanma in the amount of RMB1.7 million. Amounts due from Shanghai Shanma include sublease receivables and amounts paid on behalf of Shanghai Shanma of RMB3.8 million (US$0.6 million) and RMB3.8 million (US$0.6 million) as of December 31, 2020 and March 31, 2021.

        As of December 31, 2019 and 2020, and March 31, 2021, we had amounts due to Shanghai Shanma of RMB1.9 million, RMB6.0 million (US$0.9 million) and RMB6.2 million (US$0.9 million), respectively, for our purchase of license and outsourced services.

Transactions with Shanghai Jingduo

        In 2019, 2020 and for the three months ended March 31, 2020 and 2021, we incurred cost of revenues of RMB0.4 million, RMB1.1 million (US$0.2 million), nil and RMB2.8 million (US$0.4 million), respectively, from Shanghai Jingduo, an investee of ours, for our purchase of license and outsourced services.

        In 2019, 2020 and for the three months ended March 31, 2020 and 2021, we paid certain expenses on behalf of Shanghai Jingduo of RMB0.4 million, nil, nil and nil, respectively.

        As of December 31, 2019 and 2020 and March 31, 2021, all transactions with Shanghai Jingduo were fully settled.

Transactions with Beijing Taiwu

        We invested in Beijing Taiwu in 2020. In 2020, we provided loans of RMB2.0 million (US$0.3 million) to Beijing Taiwu, an investee of ours. These loans were interest free and due on demand.

        In 2020 and for the three months ended March 31, 2021, we incurred cost of revenues of RMB0.8 million (US$0.1 million) and RMB0.9 million (US$0.1 million), respectively, for our purchase of license and outsourced services.

        As of December 31, 2020 and March 31, 2021, we had amounts due from Beijing Taiwu of RMB2.0 million (US$0.3 million) and RMB2.0 million (US$0.3 million), respectively, for our loans to Beijing Taiwu.

        As of December 31, 2020 and March 31, 2021, we had amounts due to Beijing Taiwu of RMB0.3 million (US$0.04 million) and RMB0.3 million (US$0.04 million), respectively, for our purchase of license and outsourced services.

Transactions with other related parties

        In 2019, 2020 and for the three months ended March 31, 2020 and 2021, we generated revenue of RMB0.4 million, RMB1.3 million (US$0.2 million), RMB0.2 million and RMB0.5 million (US$0.08 million), respectively, from other related parties (including Beijing Kongji Technology Co., Ltd., Hangzhou Yima Technology Co., Ltd., and Hangzhou Oudun Qiniu Technology Co., Ltd.) for PaaS solution services we provided.

        In 2019 and 2020 and for the three months ended March 31, 2020 and 2021, we incurred cost of revenues of RMB1.0 million, RMB0.7 million (US$0.1 million), RMB0.6 million and nil, respectively, for our purchase of license and outsourced services from these related parties.

        As of December 31, 2019 and 2020 and March 31, 2021, we had amounts due from these related parties of RMB8.8 thousand, RMB13.9 thousand (US$2.1 thousand) and nil, respectively, and contract liabilities included in amounts due to related parties of nil, RMB141.5 thousand (US$21.6 thousand) and RMB25.4 thousand (US$3.9 thousand), respectively, for provision of PaaS solution services.

        As of December 31, 2019, and 2020 and March 31, 2021, we had amounts due to these related parties of nil, RMB144.8 thousand (US$22.1 thousand) and RMB144.8 thousand (US$22.1 thousand), respectively, for our purchase of license and outsourced services.

Transactions with Management

        In 2019 and 2020 and for the three months ended March 31, 2020 and 2021, we had advances to executive management of RMB2.3 million, RMB6.2 million (US$0.9 million), RMB5.1 million and nil, which are interest free and due on demand, respectively.

        As of December 31, 2019, and 2020 and March 31, 2021, we had amounts due from executive management of RMB3.5 million, nil, and nil, respectively, representing loans to executive management. Our amounts due from executive management had been fully settled by March 31, 2021.

DESCRIPTION OF SHARE CAPITAL

        We are a holding company incorporated under the laws of the British Virgin Islands on December 4, 2018. Our affairs are governed by the provisions of our Memorandum and Articles, as amended and/or restated from time to time, and the BVI Act, and the applicable laws of the British Virgin Islands (including applicable common law).

        As of the date hereof, our company is authorized to issue a maximum of 500,000,000 shares, divided into (i) 344,557,754 Ordinary Shares of US$0.0001 par value each, (ii) 5,227,732 redeemable and convertible series A preferred shares of US$0.0001 par value each, (iii) 9,205,161 redeemable and convertible series B preferred shares of US$0.0001 par value each, (iv) 7,469,416 redeemable and convertible series C-1 preferred shares of US$0.0001 par value each and 12,042,958 redeemable and convertible series C-2 preferred shares of US$0.0001 par value each, (v) 28,651,471 redeemable and convertible series D preferred shares of US$0.0001 par value each, (vi) 27,306,809 redeemable and convertible series E-1 preferred shares of US$0.0001 par value each and 37,672,523 redeemable and convertible series E-2 preferred shares of US$0.0001 par value each, (vii) 12,916,920 redeemable and convertible series F preferred shares of US$0.0001 par value each, and (viii) 14,949,256 redeemable and convertible series F-1 preferred shares of US$0.0001 par value each. Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares will be converted into, and re-designated and re-classified, as ordinary shares on a one-for-one basis.
        We have adopted the eleventh amended and restated memorandum and articles of association, which will become effective and replace the current tenth amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our eleventh amended and restated memorandum and articles of association provides that, immediately prior to the closing of this offering, we will have two classes of ordinary shares, the Class A ordinary shares and Class B ordinary shares. Immediately prior to the completion of the offering, our company will be authorized to issue a maximum of 500,000,000 ordinary shares of a par value of US$0.0001 each, comprising of (a) 463,348,680 Class A ordinary shares of a par value of US$0.0001 each and (b) 36,651,320 Class B ordinary shares of a par value of US$0.0001 each. All issued and outstanding ordinary shares beneficially owned by Shiwei Xu, will be immediately and automatically converted into Class B ordinary shares on a one-for-one basis, and all the other issued and outstanding ordinary shares and all the issued and outstanding series A, series B, series C-1, series C-2, series D, series E-1, series E-2, series F and series F-1 preferred shares prior to this offering will be automatically converted into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering. We will offer Class A ordinary shares represented by the ADSs in this offering. All incentive shares, including options, regardless of grant dates, will entitle holders to an equivalent number of Class A ordinary shares once the applicable vesting and exercising conditions are met.

        The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association (the "M&A") and the British Virgin Islands law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

  M&A

        The following discussion describes our M&A:

        Objects and Purposes, Register, and Shareholders.    Subject to the BVI Act, our objects and purposes are unlimited. Our register of members will be maintained by our share registrar, Maples Fund Services (Cayman) Limited. Under the BVI Act, a BVI company may treat the registered holder of a share as the only person entitled to (a) exercise any voting rights attaching to the share, (b) receive notices, (c) receive a distribution in respect of the share and (d) exercise other rights and powers attaching to the share. Consequently, as a matter of BVI law, where a shareholder's shares are registered in the name of a nominee, the nominee is entitled to receive notices, receive distributions and exercise rights in respect of any such shares registered in its name. The beneficial owners of the shares registered in a nominee's name will therefore be reliant on their contractual arrangements with the nominee in order to receive notices and dividends and ensure the nominee exercises voting and other rights in respect of the shares in accordance with their directions.

        Directors' Powers.    Under the BVI Act, subject to any modifications or limitations in a company's M&A, a company's business and affairs are managed by, or under the direction or supervision of, its directors; and directors generally have all powers necessary to manage a company. A director must disclose any interest he has on any proposal, arrangement or contract not entered into in the ordinary course of business and on usual terms and conditions. An interested director may (subject to the M&A) vote on a transaction in which he has an interest. In accordance with, and subject to, our M&A, the directors may by resolution of directors exercise all the powers of the company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the company or of any third party.

        Rights, Preferences and Restrictions of Ordinary Shares.    Subject to the restrictions described under the section titled "Dividend Policy" above, our directors may (subject to the M&A) authorize dividends at such time and in such amount as they determine. In the event of a liquidation or dissolution of the company, the holders of ordinary shares are (subject to the M&A) entitled to share ratably in all surplus assets remaining available for distribution to them after payment and discharge of all claims, debts, liabilities and obligations of the company and after provision is made for each class of shares (if any) having preference over the ordinary shares if any at that time. There are no sinking fund provisions applicable to our ordinary shares. Holders of our ordinary shares have no pre-emptive rights. Subject to the provisions of the BVI Act, we may, (subject to the M&A) with shareholder consent, repurchase our ordinary shares provided always that the company will, immediately after the repurchase, satisfy the solvency test. The company will satisfy the solvency test, if (i) the value of the company's assets exceeds its liabilities; and (ii) the company is able to pay its debts as they fall due.

        In accordance with the BVI Act:

            (i)  the company may purchase, redeem or otherwise acquire its own shares in accordance with either (a) Sections 60, 61 and 62 of the BVI Act (save to the extent that those Sections are negated, modified or inconsistent with provisions for the purchase, redemption or acquisition of its own shares specified in the company's M&A); or (b) such other provisions for the purchase, redemption or acquisition of its own shares as may be specified in the company's M&A. The company's M&A provide that such Sections 60, 61 and 62 of the BVI Act do not apply to the company; and

           (ii)  where a company may purchase, redeem or otherwise acquire its own shares otherwise than in accordance with Sections 60, 61 and 62 of the BVI Act, it may not purchase, redeem or otherwise acquire the shares without the consent of the member whose shares are to be purchased, redeemed or otherwise acquired, unless the company is permitted by the M&A to purchase, redeem or otherwise acquire the shares without that consent; and

          (iii)  unless the shares are held as treasury shares in accordance with Section 64 of the BVI Act, any shares acquired by the company are deemed to be canceled immediately on purchase, redemption or other acquisition.

        Variation of the Rights of Shareholders.    As permitted by the BVI Act and our M&A, whenever the capital of our company is divided into different classes, the rights attached to any such class may only be materially adversely varied with the consent in writing of the holders of not less than two-thirds (2/3rds) of the issued shares of that class or with the sanction of a resolution of our shareholders passed at a separate meeting of the holders of the shares of that class by the holders of not less than two-thirds (2/3rds) of the issued shares of that class.

        Ordinary Shares.    Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the BVI may freely hold and vote their shares.

        Voting Rights.    On a poll, holders of our ordinary shares shall be entitled to one vote per Class A ordinary share held, and 10 votes per Class B ordinary share held, on all matters subject to the vote at general meetings (including extraordinary general meetings) of our company. Voting at any shareholders' meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy. A resolution of shareholders to be passed at a general meeting requires the affirmative vote of a majority in excess of 50% of the votes cast by shareholders entitled to vote who are present in person or by proxy at a general meeting. Under our M&A, a special resolution of shareholders will be required for important matters such as making changes to our M&A, distribution in kind in a winding up, and a continuation of our company into another jurisdiction. A special resolution to be passed at a general meeting requires the affirmative vote of a majority of at least two-thirds of the votes cast by shareholders entitled to vote who are present in person or by proxy at a general meeting.

        Shareholder Meetings.    In accordance with, and subject to, our M&A, (a) the chairman of our board of directors, or a majority of our directors (acting by a resolution of the board), may call general meetings of our shareholders; and (b) upon the written request of shareholders entitled to exercise thirty per cent (30%) or more of the voting rights in respect of the matter for which the meeting is requested, the directors shall convene a meeting of shareholders. Under BVI law, the M&A may be amended to decrease but not increase the required percentage to call a meeting above thirty per cent (30%). In accordance with, and subject to, our M&A, (a) the director convening a meeting shall give not less than ten (10) days' notice of a meeting of shareholders to those shareholders entitled to vote at the meeting; (b) a meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least ninety-five per cent (95%) of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting; (c) a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy one or more shareholders holding shares which carry in aggregate not less than a majority of all votes attaching to all shares in issue and entitled to vote at such meeting, and (d) if within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

        Dividends.    Subject to the BVI Act and our M&A, our directors may, by resolution, declare dividends at a time and amount as they think fit if they are satisfied, based on reasonable grounds, that, immediately after distribution of the dividend, the value of our assets will exceed our liabilities and we will be able to pay our debts as they fall due. There is no further BVI law restriction on the amount of funds which may be distributed by us by dividend, including all amounts paid by way of the subscription price for ordinary shares regardless of whether such amounts may be wholly or partially treated as share capital or share premium under certain accounting principles. Shareholder approval is not (except as otherwise provided in our M&A) required to pay dividends under BVI law. In accordance with, and subject to, our M&A, no dividend shall bear interest as against the company (except as otherwise provided in our M&A).

        Classes of Ordinary Shares.    Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

        Conversion.    A Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person or entity who is not an affiliate of such holder, or upon a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not an affiliate of the holders of such Class B ordinary shares becomes a beneficial owner of such Class B ordinary shares, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

        Transfer of Shares.    Subject to any applicable restrictions or limitations arising pursuant to (i) our M&A; or (ii) the BVI Act, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve (such instrument of transfer being signed by the transferor and containing the name and address of the transferee). Our directors may decline to register any transfer of shares which is not fully paid up or on which our company has a lien. In addition, our directors may also decline to register any transfer of any shares unless (i) the instrument of transfer is lodged with our company, accompanied by the relevant share certificate, (ii) the instrument of transfer is in respect of only one class of shares, (iii) the instrument of transfer is properly stamped, if required, (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four, and (v) a fee of such maximum sum as the Nasdaq may determine to be payable, or such lesser sum as our board of directors may require, is paid to our company in respect thereof.

        Exclusive forum.    The courts of the British Virgin Islands shall be the sole and exclusive forum for lawsuits asserting certain claims (including claims asserted derivatively for our benefit), such as claims against directors and officers for breach of a fiduciary duty, claims arising under any provision of the BVI Act or our post-offering amended and restated memorandum and articles of association, or claims governed by the internal affairs doctrine. Unless we consent in writing to the selection of an alternative forum, the federal courts of the United States of America shall be the exclusive forum within the United States to hear, settle and/or determine any dispute, controversy or claim in relation to any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States. Any person or entity purchasing or otherwise acquiring any of our shares, ADSs or other securities whether by transfer, sale, operation of law or otherwise shall be deemed to have notice of and have irrevocably agreed and consented to the provisions of our M&A. See "Risk Factors—Risks Relating to Our Corporate Structure—Our post-offering amended and restated memorandum and articles of association designate the courts of the British Virgin Islands as the sole and exclusive judicial forum for certain legal actions related to us, which may discourage lawsuits with respect to such claims."

Differences in Corporate Law

        The BVI Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

  Mergers, Consolidations and Similar Arrangements

        The BVI Act provides for mergers as that expression is understood under U.S. corporate law. Common law mergers are also permitted outside of the scope of the BVI Act. Under the BVI Act, two or more companies may either merge into one of such existing companies, or the surviving company, or consolidate with both existing companies ceasing to exist and forming a new company, or the consolidated company. The procedure for a merger or consolidation between our company and another company (which need not be a BVI company) is set out in the BVI Act. The directors of the BVI company or BVI companies which are to merge or consolidate must approve a written plan of merger or consolidation which must also be authorized by a resolution of members (and the outstanding shares of every class of shares that are entitled to vote on the merger or consolidation as a class if the memorandum or articles of association so provide or if the plan of merger or consolidation contains any provisions that, if contained in a proposed amendment to the memorandum or articles, would entitle the class to vote on the proposed amendment as a class) of the shareholders of the BVI company or BVI companies which are to merge. A foreign company which is able under the laws of its foreign jurisdiction to participate in the merger or consolidation is required by the BVI Act to comply with the laws of that foreign jurisdiction in relation to the merger or consolidation. The BVI company must then execute articles of merger or consolidation, containing certain prescribed details. The plan and articles of merger or consolidation are then filed with the Registrar of Corporate Affairs in the BVI, or the Registrar. If the surviving company or the consolidated company is to be incorporated under the laws of a jurisdiction outside BVI, it shall file the additional instruments required under Section 174(2)(b) of the BVI Act. The Registrar then (if he or she is satisfied that the requirements of the BVI Act have been complied with) registers, in the case of a merger, the articles of merger or consolidation and any amendment to the M&A of the surviving company and, in the case of a consolidation, the M&A of the new consolidated company and issues a certificate of merger or consolidation (which is conclusive evidence of compliance with all requirements of the BVI Act in respect of the merger or consolidation). The merger or consolidation is effective on the date that the articles of merger or consolidation are registered by the Registrar or on such subsequent date, not exceeding thirty days, as is stated in the articles of merger or consolidation but if the surviving company or the consolidated company is a company incorporated under the laws of a jurisdiction outside the BVI, the merger or consolidation is effective as provided by the laws of that other jurisdiction.

        As soon as a merger or consolidation becomes effective (among other things), (a) the surviving company or consolidated company (so far as is consistent with its amended memorandum and articles of association, as amended or established by the articles of merger or consolidation) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies; (b) the memorandum and articles of association of any surviving company are automatically amended to the extent, if any, that changes to its amended memorandum and articles of association are contained in the articles of merger; (c) assets of every description, including choses-in-action and the business of each of the constituent companies, immediately vest in the surviving company or consolidated company; (d) the surviving company or consolidated company is liable for all claims, debts, liabilities and obligations of each of the constituent companies; (e) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any shareholder, director, officer or agent thereof, is released or impaired by the merger or consolidation; and (f) no proceedings, whether civil or criminal, pending at the time of a merger or consolidation by or against a constituent company, or against any shareholder, director, officer or agent thereof, are abated or discontinued by the merger or consolidation, but: (i) the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or consolidated company or against the shareholder, director, officer or agent thereof, as the case may be or (ii) the surviving company or consolidated company may be substituted in the proceedings for a constituent company but if the surviving company or the consolidated company is incorporated under the laws of a jurisdiction outside the BVI, the effect of the merger or consolidation is the same as noted foregoing except in so far as the laws of the other jurisdiction otherwise provide.

        The Registrar shall strike off the register of companies each constituent company that is not the surviving company in the case of a merger and all constituent companies in the case of a consolidation (save that this shall not apply to a foreign company).

        If the directors determine it to be in the best interests of us, it is also possible for a merger to be approved as a court approved plan of arrangement or as a scheme of arrangement in accordance with (in each such case) the BVI Act. The convening of any necessary shareholders meetings and subsequently the arrangement must be authorized by the BVI court. If the effect of the scheme is different in relation to different shareholders, it may be necessary for them to vote separately in relation to the scheme, with it being required to secure the requisite approval level of each separate voting group. Under a plan of arrangement, a BVI court may determine what shareholder approvals are required, the manner of obtaining the approval and whether any holder of shares, debt obligations or other securities in the company may dissent from the proposed arrangement and receive payment of the fair value of his or her shares, debt obligations or other securities under the BVI Act.

  Shareholders' Suits

        Under the provisions of the BVI Act, the memorandum and articles of association of a company are binding as between the company and its members and between the members. In general, members are bound by the decision of the majority or special majorities as set out in the articles of association or in the BVI Act. As for voting, the usual rule is that with respect to normal commercial matters members may act from self-interest when exercising the right to vote attached to their shares.

        If the majority members have infringed a minority member's rights, the minority may seek to enforce its rights either by derivative action or by personal action. A derivative action concerns the infringement of the company's rights where the wrongdoers are in control of the company and are preventing it from taking action, whereas a personal action concerns the infringement of a right that is personal to the particular member concerned.

        The BVI Act provides for a series of remedies available to members. Where a company incorporated under the BVI Act conducts some activity which breaches the BVI Act or the company's memorandum and articles of association, the BVI High Court can issue a restraining or compliance order. Members can now also bring derivative, personal and Representative Actions under certain circumstances.

        The traditional English basis for members' remedies have also been incorporated into the BVI Act: where a member of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the BVI High Court for an order on such conduct.

        Any member of a company may apply to the BVI High Court for the appointment of a liquidator for the company and the Court may appoint a liquidator for the company if it is of the opinion that it is just and equitable to do so.

        The BVI Act provides that any member of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following:

          (a)   a merger;

          (b)   a consolidation;

          (c)   any sale, transfer, lease, exchange or other disposition of more than 50 per cent in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter; (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition; or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof;

          (d)   a redemption of 10 per cent, or fewer, of the issued shares of the company required by the holders of 90 percent, or more, of the shares of the company pursuant to the terms of the BVI Act; and

          (e)   an arrangement, if permitted by the BVI High Court.

        Generally any other claims against a company by its members must be based on the general laws of contract or tort applicable in the BVI or their individual rights as members as established by the company's memorandum and articles of association.

        The BVI Act provides that if a company or a director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the BVI Act or the memorandum or articles of association of the company, the BVI High Court may, on the application of a member or a director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles of association.

  Indemnification of Directors and Executive Officers and Limitation of Liability

        BVI law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI High Court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime). An indemnity will be void and of no effect and will not apply to a person unless the person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Our memorandum and articles of association provide that every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such indemnified person's own dishonesty, wilful default or fraud, in or about the conduct of our company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the British Virgin Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

  Directors' Fiduciary Duties

        Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

        As a matter of BVI law, directors must not place themselves in a position in which there is a conflict between their duty to the company and their personal interests. This means that, strictly speaking, a director should not participate in a decision in circumstances where he has a potential conflict. That is, he should declare his interest and abstain. The BVI Act provides that a director "shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company, disclose the interest to the board of the company". The failure of a director to so disclose an interest does not affect the validity of a transaction entered into by the director or the company, provided that the director's interest was disclosed to the board prior to the company's entry into the transaction or was not required to be disclosed (for example where the transaction is between the company and the director himself or is otherwise in the ordinary course of business and on usual terms and conditions). Typically a company's memorandum and articles of association will allow a director interested in a particular transaction to vote on it, attend meetings at which it is considered, and sign documents on behalf of the company which relate to the transaction.

        Under the laws of the BVI, a transaction entered into by the company in respect of which a director is interested will not be voidable by the company where the members have approved or ratified the transaction in knowledge of the material facts of the interest of the director in the transaction, or if the company received fair value for the transaction.

        Broadly speaking, the duties that a director owes to a company may be divided into two categories. The first category encompasses fiduciary duties, that is, the duties of loyalty, honesty and good faith. The second category encompasses duties of skill and care. Each is considered in turn below.

        A director's fiduciary duties can be summarized as follows:

          (a)   Bona Fides: The directors must act bona fide in what they consider is in the best interests of the company (or, if permitted as above, that company's parent company).

          (b)   Proper Purpose: The directors must exercise the powers that are vested in them for the purpose for which they were conferred and not for a collateral purpose.

          (c)   Unfettered Discretion: Since the powers of the directors are to be exercised by them in trust for the company, they should not improperly fetter the exercise of future discretion.

          (d)   Conflict of Duty and Interest: as per the above.

        In addition to their fiduciary duties a director has the duties of care, diligence and skill which are owed to the company itself and not, for example, to individual members (subject to the limited exceptions as to enforcement on behalf of the company).

  Shareholder Action by Written Consent

        Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

        As permitted by BVI law, our articles of association provide that shareholders may approve corporate matters by way of a written resolution signed by or on behalf of one or more shareholders who together hold shares which carry, in aggregate, a simple majority of the votes (in the case of a resolution of shareholders) or a majority of at least two-thirds of the votes (in the case of a special resolution of shareholders) of all shareholders entitled to vote on such matter at a general meeting without a meeting being held.

  Shareholder Proposals

        Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents.

        BVI law and our M&A provide that upon the written request of shareholders entitled to exercise thirty per cent (30%) or more of the voting rights in respect of the matter for which the meeting is requested, the directors shall convene a meeting of shareholders. As a BVI company, we are not obliged by law to call shareholders' annual general meetings.

  Cumulative Voting

        Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director.

        There are no prohibitions in relation to cumulative voting under the laws of the British Virgin Islands but our articles of association do not provide for cumulative voting.

  Removal of Directors

        Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

        Under our articles of association, a director may be removed from office with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by the holders of more than fifty per cent (50%) of the votes of the shareholders of the company entitled to vote.

  Transactions with Interested Shareholders

        The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

        British Virgin Islands law does not regulate transactions between a company and its significant shareholders, As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, British Virgin Islands law does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the investors. See also "Shareholders' Suits" above. We have adopted a code of business conduct and ethics which requires employees to fully disclose any situations that could reasonably be expected to give rise to a conflict of interest, and sets forth relevant restrictions and procedures when a conflict of interest arises to ensure the best interest of the company.

  Dissolution; Winding Up

        Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

        The liquidation of a company may be a voluntary solvent liquidation or a liquidation under the BVI Insolvency Act. Where a company has been struck off the Register of Companies under the BVI Act continuously for a period of seven years it is dissolved with effect from the last day of that period.

  Voluntary Liquidation

        If the liquidation is a solvent liquidation, the provisions of the BVI Act governs the liquidation. A company may only be liquidated under the BVI Act as a solvent liquidation if it has no liabilities or it is able to pay its debts as they fall due and the value of its assets exceeds its liabilities. Subject to the memorandum and articles of association of a company, a liquidator may be appointed by a resolution of directors or resolution of members but if the directors have commenced liquidation by a resolution of directors the members must approve the liquidation plan by a resolution of members save in limited circumstances.

        A liquidator is appointed for the purpose of collecting in and realizing the assets of a company and distributing proceeds to creditors.

  Liquidation under the BVI Insolvency Act

        The BVI Insolvency Act governs an insolvent liquidation. Pursuant to the BVI Insolvency Act, a company is insolvent if it fails to comply with the requirements of a statutory demand that has not be set aside pursuant to the BVI Insolvency Act, execution or other process issued on a judgment, decree or order of court in favor of a creditor of the company is returned wholly or partly unsatisfied or either the value of the company's liabilities exceeds its assets or the company is unable to pay its debts as they fall due. The liquidator must be either the Official Receiver in BVI or a BVI licensed insolvency practitioner. An individual resident outside the BVI may be appointed to act as liquidator jointly with a BVI licensed insolvency practitioner or the Official Receiver. The members of the company may appoint an insolvency practitioner as liquidator of the company or the court may appoint an Official Receiver or an eligible insolvency practitioner. The application to the court can be made by one or more of the following: (i) the company, (ii) a creditor, (iii) a member, or (iv) the supervisor of a creditors' arrangement in respect of the company, the Financial Services Commission and the Attorney General in the BVI.

        The court may appoint a liquidator if:

          (a)   the company is insolvent;

          (b)   the court is of the opinion that it is just and equitable that a liquidator should be appointed; or

          (c)   the court is of the opinion that it is in the public interest for a liquidator to be appointed.

        An application under (a) above by a member may only be made with leave of the court, which shall not be granted unless the court is satisfied that there is prima facie case that the company is insolvent. An application under (c) above may only be made by the Financial Services Commission or the Attorney General and they may only make an application under (c) above if the company concerned is, or at any time has been, a regulated person (i.e. a person that holds a prescribed financial services license) or the company is carrying on, or at any time has carried on, unlicensed financial services business.

  Order of Preferential Payments upon Liquidation

        Upon the insolvent liquidation of a company, the assets of a company shall be applied in accordance with the following priorities: (a) in paying, in priority to all other claims, the costs and expenses properly incurred in the liquidation in accordance with the prescribed priority; (b) after payment of the costs and expenses of the liquidation, in paying the preferential claims admitted by the liquidator (wages and salary, amounts to the BVI Social Security Board, pension contributions, government taxes)—preferential claims rank equally between themselves and, if the assets of the company are insufficient to meet the claims in full, they shall be paid ratably; (c) after the payment of preferential claims, in paying all other claims admitted by the liquidator, including those of non-secured creditors—the claims of non-secured creditors of the company shall rank equally among themselves and if the assets of the company are insufficient to meet the claims in full, such non-secured creditors shall be paid ratably; (d) after paying all admitted claims, paying any interest payable under the BVI Insolvency Act; and finally (e) any surplus assets remaining after payment of the costs, expenses and claims above shall be distributed to the members in accordance with their rights and interests in the company. Part VIII of the BVI Insolvency Act provides for various applications which may be made by a liquidator to set aside transactions which have unfairly diminished the assets which are available to creditors.

        The appointment of a liquidator over the assets of a company does not affect the right of a secured creditor to take possession of and realize or otherwise deal with assets of the company over which that creditor has a security interest. Accordingly, a secured creditor may enforce its security directly without recourse to the liquidator, in priority to the order of payments described in the preceding paragraph. However, so far as the assets of a company in liquidation available for payment of the claims of unsecured creditors are insufficient to pay the costs and expenses of the liquidation and the preferential creditors, those costs, expenses and claims have priority over the claims of charges in respect of assets that are subject to a floating charge created by a company and shall be paid accordingly out of those assets.

        The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the BVI Act and our articles of association, our company may be dissolved, liquidated or wound up by a resolution of our shareholders.

  Variation of Rights of Shares

        Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

        Under British Virgin Islands law and our articles of association, if our share capital is divided into more than one class of shares, the rights attached to any class may only be materially adversely varied with the consent in writing of the holders of not less than two-thirds (2/3rds) of the issued shares of that class or with the sanction of a resolution of our shareholders passed at a separate meeting of the holders of the shares of that class by the holders of not less than two-thirds (2/3rds) of the issued shares of that class.

  Amendment of Governing Documents

        Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

        As permitted by British Virgin Islands law, our memorandum and articles of association may be amended by a special resolution of shareholders.

  Rights of Non-Resident or Foreign Shareholders

        There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

        The following is a summary of our securities issuances in the past three years.

  Preferred Shares

        On October 26, 2018, we issued 8,550,976 Series F Preferred Shares to BOCOM International Asset Management Limited for a consideration of US$28,600,000.

        On July 25, 2019, we issued 1,376,093 Series F Preferred Shares to Qiniu BOCOM International No.1 Equity Fund for a consideration of US$4,602,547.73.

        On August 9, 2019, we issued 2,989,851 Series F Preferred Shares to Jumbo Sheen Amber LP for a consideration of US$10,000,000.

        On May 27, 2020, we issued 14,949,256 Series F-1 Preferred Shares to EverestLu Holding Limited for a consideration of US$50,000,000.

  Option and Restricted Share Grants

        We have granted options to purchase our ordinary shares and restricted shares to certain of our executive officers and employees. See "Management—Share Incentive Plan."

Shareholders Agreement

        Our currently effective ninth amended and restated shareholders' agreement was entered into on October 10, 2019 by and among us, our shareholders, and certain other parties named therein.

        The current shareholders agreement provides for certain special rights, including registration right, right of first refusal, right of co-sale, and drag-along right and contains provisions governing the board of directors and other corporate governance matters. Those special rights (except the registration right as described below), as well as the corporate governance provisions, will terminate upon the completion of this offering.

  Registration Rights

        Pursuant to the current shareholders agreement, we have granted certain registration rights to our shareholders, provided that no shareholder shall be entitled to exercise any such registration right after the earlier of (i) the date of the completion of a liquidation event; (ii) as to any holder, when all registrable securities held by such holder (together with any affiliate of such holder with whom such holder must aggregate its sales under SEC Rules 144) could be sold without restriction under SEC

Rule 144(k) within a ninety (90) day period; and (iii) the date that is five (5) years following the summation of the qualified IPO of the Company.

        Demand Registration Rights.    If the Company shall, At any time after the earlier of (i) the fourth anniversary after the closing; or (ii) following the taking effect of a registration statement for a qualified IPO, receive a written request from the holders of at least twenty percent (20%) of the Series A Preferred Shares (or ordinary shares issued upon conversion of the Series A Preferred Shares or a combination of such ordinary shares and Series A Preferred Shares), or a written request from the holders of at least twenty percent (20%) of the Series B Preferred Shares (or ordinary shares issued upon conversion of the Series B Preferred Shares or a combination of such ordinary shares and Series B Preferred Shares), or a written request from the holders of at least twenty percent (20%) of the Series C Preferred Shares (or ordinary shares issued upon conversion of the Series C Preferred Shares or a combination of such ordinary shares and Series C Preferred Shares), or a written request from the Holders of at least twenty percent (20%) of the Series D Preferred Shares (or ordinary shares issued upon conversion of the Series D Preferred Shares or a combination of such ordinary shares and Series D Preferred Shares), or a written request from the Holders of at least twenty percent (20%) of the Series E Preferred Shares (or ordinary shares issued upon conversion of the Series E Preferred Shares or a combination of such ordinary shares and Series E Preferred Shares), or a written request from the holders of at least twenty percent (20%) of the Series F Preferred Shares and the Series F-1 Preferred Shares (or ordinary shares issued upon conversion of the Series F Preferred Shares and the Series F-1 Preferred Shares or a combination of such ordinary shares, Series F Preferred Shares and the Series F-1 Preferred Shares), that the Company file a registration statement under the Securities Act covering the registration of at least twenty percent (20%) of the registrable securities, then the Company shall, within ten (10) business days of the receipt of such written request, give written notice of such request to all holders, and in any event within sixty (60) days after the date such request is given by the holders, file a Form S-1 registration statement under the Securities Act of all registrable securities that the holders request to be registered and any additional Registrable Securities requested to be included in such registration by any holders, as specified by notice given by such holders to the Company within twenty (20) days after receipt of the request notice; provided that the Company shall not be obligated to effect any such registration if the Company has, within the six (6) month period preceding the date of such request, already effected a registration under the Securities Act or in which the holders had an opportunity to participate, other than a registration from which the registrable securities of the holders have been excluded (with respect to all or any portion of the registrable securities the holders requested be included in such registration).

        Piggyback Registration Rights.    The Company shall notify all holders of registrable securities in writing at least thirty (30) days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company and shall afford each such holder an opportunity to include in such registration statement all or any part of the registrable securities then held by such holder. Each holder desiring to include in any such registration statement all or any part of the registrable securities held by it shall within twenty (20) days after receipt of the above described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of registrable securities such holder wishes to include in such registration statement. If a holder decides not to include all of its registrable securities in any registration statement thereafter filed by the Company, such holder shall nevertheless continue to have the right to include any registrable securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

        Form F-3 or S-3 Registration Rights.    In case the Company shall receive from any holder or holders of a majority of all registrable securities then outstanding a written request or requests that the Company effect a registration on Form F-3 (or an equivalent registration in a jurisdiction outside of the

United States) and any related qualification or compliance with respect to all or a part of the registrable securities owned by such holder or holders, then the Company will promptly give written notice of the proposed registration and the holder's or holders' request therefor, and any related qualification or compliance, to all other holders of registrable securities; and effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such holders or holders' registrable securities as are specified in such request, together with all or such portion of the registrable securities of any other holder or holders joining in such request as are specified in a written request given within twenty (20) days after the Company provides the notice.

        Expenses of Registration.    We will bear all registration expenses incurred in connection with any demand, piggyback or F-3 registration, subject to certain limitations.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

        Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of                 shares, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary's corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

        The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

        We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. British Virgin Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs. See "—Jurisdiction and Arbitration."

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see "Where You Can Find Additional Information."

Holding the ADSs

How will you hold your ADSs?

        You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

        The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

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  Cash.  The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into

    U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

    Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See "Taxation." It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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  Shares.  For any ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

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  Elective Distributions in Cash or Shares.  If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

  •
  Rights to Purchase Additional Shares.  If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash.

    The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

    If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).

    U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

    There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

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  Other Distributions.  Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

        The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

        The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

        Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180 day lock up period is subject to adjustment under certain circumstances as described in the section entitled "Shares Eligible for Future Sales—Lock-up Agreements."

How do ADS holders cancel an American Depositary Share?

        You may turn in your ADSs at the depositary's corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

        You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

        You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

        If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder's ADSs; and (c) a brief statement as to the manner in which such instructions may be given to the depositary or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received to the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the ordinary shares.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.

        The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Compliance with Regulations

Information Requests

        Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant British Virgin Islands law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the British Virgin Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

        Each ADS holder and beneficial owner shall comply with our requests pursuant to British Virgin Islands law, the rules and requirements of the NASDAQ and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

        As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

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To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

        As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

  •
  Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the British Virgin Islands (i.e., upon deposit and withdrawal of ordinary shares).

  •
  Expenses incurred for converting foreign currency into U.S. dollars.

  •
  Expenses for cable, telex and fax transmissions and for delivery of securities.

  •
  Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

  •
  Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

  •
  Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

  •
  Any applicable fees and penalties thereon.

        The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

        The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

        In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

        The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.
Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.
Distribute securities on the ordinary shares that are not distributed to you, or Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action
The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

        We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

        The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

        After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary's only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

        The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

        The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

        These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

  •
  are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the British Virgin Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

  •
  are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

  •
  are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

  •
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

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  are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

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  may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

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  disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

  •
  disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

        The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

        In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Jurisdiction and Arbitration

        The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the federal or state courts in the City of New York shall have exclusive jurisdiction to hear and determine any dispute arising from or in connection with the deposit agreement and that the depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the Securities Act or the Exchange Act in federal or state courts.

Jury Trial Waiver

        The deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable law.

Requirements for Depositary Actions

        Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

  •
  satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

  •
  compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

        The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

        You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

  •
  when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders' meeting; or (3) we are paying a dividend on our ordinary shares;

  •
  when you owe money to pay fees, taxes and similar charges;

  •
  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities, or other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

  •
  for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

        The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have            ADSs outstanding, representing            Class A ordinary shares, or approximately        % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our Class A ordinary shares or the ADSs, and [while the ADSs have been approved for listing on the Nasdaq,] we cannot assure you that a regular trading market will develop in the ADSs.

Lock-up Agreements

        We, [our directors and officers, all of our shareholders and all holders of our share-based awards] have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of [180] days after the date of this prospectus. After the expiration of the [180]-day period, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

        All of our ordinary shares outstanding prior to this offering are "restricted shares" as defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

        Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

  •
  1% of the then outstanding Class A ordinary shares of the same class, in the form of ADSs or otherwise, which will equal approximately                 Class A ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

  •
  the average weekly trading volume of our Class A ordinary shares in the form of ADSs or otherwise on the Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

        Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

 TAXATION

        The following discussion of British Virgin Islands, PRC and United States federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of British Virgin Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our British Virgin Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Fangda Partners, our PRC legal counsel.

British Virgin Islands Taxation

        Our company and all dividends, interest, rents, royalties, compensation and other amounts paid by us to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of our company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

        No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of our company.

        All instruments relating to transfers of property to or by our company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of our company and all instruments relating to other transactions relating to the business of our company are exempt from payment of stamp duty in the BVI. This assumes that our company does not hold an interest in real estate in the BVI.

        There are currently no withholding taxes or exchange control regulations in the BVI applicable to our company or its members.

People's Republic of China Taxation

        Under the PRC EIT Law, which became effective on January 1, 2008 and amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with "de facto management bodies" within the PRC is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC EIT Law, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

        In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision-making bodies or personnel; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders' meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body." There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our British Virgin Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such gains are treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See "Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders."

Material U.S. Federal Income Tax Considerations1

        In the opinion of Davis Polk & Wardwell LLP, the following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person's decision to acquire the ADSs or Class A ordinary shares.

        This discussion applies only to a U.S. Holder that acquires the ADSs in this offering and holds the ADSs or Class A ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder's particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

  •
  certain financial institutions;

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  dealers or certain electing traders in securities that use a mark-to-market method of tax accounting;

  •
  persons holding ADSs or Class A ordinary shares as part of a straddle, integrated or similar transaction;

  •
  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  •
  entities classified as partnerships for U.S. federal income tax purposes and their partners;

  •
  tax-exempt entities, "individual retirement accounts" or "Roth IRAs";

  •
  persons that own or are deemed to own ADSs or Class A ordinary shares representing 10% or more of our voting power or value; or

1
Subject to further diligence and review by DPW tax.

  •
  persons holding ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

        If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or Class A ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of ADSs or Class A ordinary shares.

        This discussion is based on the Internal Revenue Code of 1986, as amended, (the "Code"), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, (the "Treaty"), all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement will be performed in accordance with its terms.

        As used herein, a "U.S. Holder" is a person that is for U.S. federal income tax purposes a beneficial owner of the ADSs or Class A ordinary shares and:

  •
  a citizen or individual resident of the United States;

  •
  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

  •
  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

        In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class A ordinary shares represented by those ADSs.

        This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or Class A ordinary shares in their particular circumstances.

Taxation of Distributions

        The following discussion is subject to the discussion below under "—Passive Foreign Investment Company Rules."

        Distributions paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid on our ADSs to certain non-corporate U.S. Holders may be taxable at favorable rates, provided that we are not a passive foreign investment company ("PFIC") for the taxable year of distribution or the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisers regarding the availability of the favorable tax rates on dividends in their particular circumstances.

        Dividends will be included in a U.S. Holder's income on the date of the U.S. Holder's (in the case of Class A ordinary shares) or the depositary's (in the case of ADSs) actual or constructive receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

        Dividends will be treated as foreign-source income. As described in "Taxation—People's Republic of China Taxation," dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder's circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for Treaty benefits) generally will be creditable against a U.S. Holder's U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of PRC taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct any such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares

        The following discussion is subject to the discussion below under "—Passive Foreign Investment Company Rules."

        A U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder's tax basis in the ADSs or Class A ordinary shares disposed of, in each case as determined in U.S. dollars. Such gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or Class A ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

        As described in "Taxation—People's Republic of China Taxation," gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source income and therefore claim foreign tax credits in respect of PRC taxes on such gain. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability or deductibility of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

        In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S.

corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it directly held its proportionate share of the assets of the other corporation and directly earned its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash and cash-equivalents are passive assets for these purposes. Goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income.

        Based on the current and expected composition of our income and assets and the expected value of our assets, including goodwill, which is based on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year. Our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which as noted above may be determined, in large part, by reference to the market price of the ADSs, which could be volatile). Therefore, because we will hold a substantial amount of cash following this offering we may become a PFIC if our market capitalization declines significantly. Moreover, it is not entirely clear how the contractual arrangements among us, our VIEs and their nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

        If we were a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests (including our subsidiaries and VIEs) were also a PFIC (any such entity, a "Lower-tier PFIC"), a U.S. Holder would be deemed to own a proportionate amount (by value) of the shares of each such Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by any Lower-tier PFIC and (ii) dispositions of shares of any Lower-tier PFIC, in each case, as if the U.S. Holder held such shares directly, even though the U.S. Holder would not receive any proceeds of those distributions or dispositions.

        In general, if we are a PFIC for any taxable year during which a U.S. Holder owns our ADSs or Class A ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or Class A ordinary shares will be allocated ratably over its holding period. The amounts allocated to the taxable year of the sale or disposition and to any taxable years before the first taxable year in which we became a PFIC will be taxed as ordinary income. The amounts allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as applicable, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that any distribution received by a U.S. Holder in any year on its ADSs or Class A ordinary shares exceeds 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three taxable years or the U.S. Holder's holding period, whichever is shorter, such distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which a U.S. Holder owns our ADSs or Class A ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owned the ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless we cease to be a PFIC and the U.S. Holder makes a timely "deemed sale" election with respect to the ADSs or Class A ordinary shares, in which case the U.S. Holder will be deemed to have sold the ADSs or Class A ordinary shares for their fair market value, and any gain on the deemed sale will be taxed under the PFIC rules described above.

        Alternatively, if we are a PFIC and if the ADSs are "regularly traded" on a "qualified exchange," each as defined in relevant Treasury regulations, a U.S. Holder could make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where the ADSs, but not the Class A ordinary shares, are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over the U.S. Holder's adjusted tax basis in the ADSs and will recognize an ordinary loss in respect of any excess of the adjusted tax basis in the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder's tax basis in the ADSs will be adjusted to reflect the amounts of any income or loss recognized. Any gain recognized on the sale or other disposition of the ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs generally will be treated as discussed under "—Taxation of Distributions" above. U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs and that there is no provision in the Code, Treasury regulations or other official guidance that would permit them to make a mark-to-market election with respect to any Lower-tier PFIC the shares of which are not "regularly traded" as described above.

        We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

        If we are a PFIC for any taxable year during which a U.S. Holders owns our ADSs or Class A ordinary shares, the U.S. Holder will generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

  Information Reporting and Backup Withholding

        Payments of dividends and proceeds from the sale or exchange of ADSs or Class A ordinary shares that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other "exempt recipient" and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding, generally on Internal Revenue Service Form W-9. Backup holding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against its U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

        Certain U.S. Holders who are individuals (and certain specified entities) may be required to report information relating to their ownership of the ADSs or Class A ordinary shares, or any non-U.S. accounts through which the ADSs or Class A ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to our ADSs or Class A ordinary shares.

UNDERWRITING

        We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the table below. BofA Securities, Inc., UBS Securities LLC (in alphabetical order), Jefferies LLC and BOCOM International Securities Limited are the representatives of the underwriters.

Name of Underwriters	Number of ADSs
BofA Securities, Inc.
UBS Securities LLC
Jefferies LLC
BOCOM International Securities Limited
Futu Inc.
Tiger Brokers (NZ) Limited

Total

        The underwriters are committed, severally and not jointly, to taking and paying for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised. [If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.]

        The underwriters have an option to buy up to an additional            ADSs from the Company to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

        The following table shows the per ADS and total underwriting discounts and commissions and estimated expenses to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase            additional ADSs.

	Per ADS		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Public offering price	US$	US$	US$	US$
Underwriting Discounts and Commissions paid by us	US$	US$	US$	US$
Expenses payable by us	US$	US$	US$	US$

        ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $            per ADS from the initial public offering price. After the initial offering of the ADSs, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions.

        Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. BOCOM International Securities Limited is not a

broker-dealer registered with the SEC and will not make any offers and sales of ADSs within the United States. Tiger Brokers (NZ) Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations.

        We, [our directors and officers, all of our shareholders and all holders of our share-based awards] have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or ADSs or any securities convertible into or exchangeable for our ordinary shares or ADSs during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives.

        The restrictions described in the preceding paragraph may not apply to transfer of our ordinary shares or the ADSs by the parties (A) acquired in this offering or otherwise in open market transactions, (B) as a bona fide gift or for bona fide estate planning purposes, or by operation of law or through will or intestacy, or (C) to immediate family members, limited partners or shareholders or affiliates or any beneficially owned and controlled entity, subject to certain conditions. In addition, the lock-up agreements do not restrict the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for our ordinary shares or the ADSs.

        The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time. Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if the representatives, in their sole discretion, agree to release or waive the restrictions set forth in a lock-up agreement for an officer or director of us and provides us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver. Currently, there are no agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-up agreements prior to the expiration of the corresponding period.

        Prior to the offering, there has been no public market for the ADSs. The initial public offering price has been negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        An application has been made to list the ADSs on the Nasdaq under the symbol "QNIU."

        In connection with the offering, the underwriters may purchase and sell the ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales in accordance with Regulation M under the Exchange Act. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional ADSs for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing

ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the ADSs made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

        We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may have, from time to time, provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees, commissions and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may at any time purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

        A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on the underwriters' websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

        The address of BofA Securities, Inc. is One Bryant Park, New York, NY 10036, United States. The address of UBS Securities LLC is 1285 Avenue of The Americas, New York, NY 10019, United States. The address of Jefferies LLC is 520 Madison Avenue, New York, NY 10022, United States. The address of BOCOM International Securities Limited is 9th Floor, Man Yee Building, 68 Des Voeux Road Central, Central, Hong Kong. The address of Futu Inc. is 720 University Ave #100, Palo Alto, CA 94301. The address of Tiger Brokers (NZ) Limited is Level 16, 191 Queen Street, Auckland Central, New Zealand, 1010.

Selling Restrictions

        No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

        This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

          (a)   you confirm and warrant that you are either:

    (i)
    "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

    (ii)
    "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

    (iii)
    person associated with the company under section 708(12) of the Corporations Act; or

    (iv)
    "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

          (b)   you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Bermuda

        ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

        The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The ADSs may be offered to companies incorporated under the BVI Act, but only where the offer will be made to, and received by, the relevant BVI company entirely outside the British Virgin Islands.

Canada

        The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts ("NI 33-105"), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

        This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center

        This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area

        In relation to each Member State of the European Economic Area (each a "Relevant State"), no ADSs have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

          (a)   to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

          (b)   to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

          (c)   in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

        provided that no such offer of securities shall require us to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

        For the purposes of this provision, the expression an "offer to the public" in relation to any ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression "Prospectus Regulation" means Regulation (EU) 2017/1129.

Hong Kong

        The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel

        This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and "qualified individuals," each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Japan

        The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

        The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait

        Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 "Regulating the Negotiation of Securities and Establishment of Investment Funds," its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

        No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission's approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People's Republic of China

        This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Qatar

        In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person's request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need-to-know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient .

Saudi Arabia

        This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland

        The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

        Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the "CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

        The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates

        This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

        The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

        In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient , and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom

        No ADSs have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ADSs which has been approved by the Financial Conduct Authority, or is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc (EU Exit) Regulations 2019/1234, except that the ADSs may be offered to the public in the United Kingdom at any time:

          (a)   to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

          (b)   to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Joint Representatives for any such offer; or

          (c)   in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the ADSs shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an "offer to the public" in relation to the ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs and the expression "UK Prospectus Regulation" means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

        This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended ("FSMA")) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

EXPENSES RELATING TO THIS OFFERING

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq listing fee, all amounts are estimates. The Company will pay all of the expenses of this offering.

Expenses	Amount
SEC registration fee	US$
Nasdaq listing fee	US$
FINRA filing fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous costs	US$

Total	US$

 LEGAL MATTERS

        We are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters of U.S. federal securities and New York State law. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Clifford Chance US LLP. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to British Virgin Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to PRC law will be passed upon for us by Fangda Partners and for the underwriters by Haiwen & Partners. Davis Polk & Wardwell LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by British Virgin Islands law and Fangda Partners with respect to matters governed by PRC law. Clifford Chance US LLP may rely upon Haiwen & Partners with respect to matters governed by PRC law.

 EXPERTS

        The consolidated financial statements of Qiniu Limited as of and for the years ended December 31, 2019 and 2020 have been included herein and in the registration statement in reliance upon the report of KPMG Huazhen LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The office of KPMG Huazhen LLP is located at 25th Floor, Tower II, Plaza 66, 1266 Nanjing West Road, Shanghai, the People's Republic of China.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

        Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

        As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

QINIU LIMITED

QINIU LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Qiniu Limited:

Opinion on the Consolidated Financial Statements

        We have audited the accompanying consolidated balance sheets of Qiniu Limited and subsidiaries ("the Company") as of December 31, 2019 and 2020, the related consolidated statements of comprehensive (loss) income, changes in shareholders' deficit, and cash flows for the years then ended and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company's auditor since 2017.

Shanghai, China
March 17, 2021

QINIU LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of December 31,
	2019	2020
	RMB	RMB	US$
			(Note 2(d))
ASSETS
Current assets
Cash	120,009	140,129	21,388
Time deposits	104,643	398,019	60,750
Short-term investments	39,000	—	—
Accounts receivable, net (including accounts receivable, net, of VIEs that can only be used to settle the VIEs' obligations of RMB27,537 and RMB2,863 as of December 31, 2019 and 2020, respectively)	154,003	161,959	24,720
Amounts due from related parties	8,148	21,291	3,250
Prepayments and other current assets	22,379	29,980	4,576

Total current assets	448,182	751,378	114,684

Non-current assets
Long-term investments	24,327	65,230	9,956
Property and equipment, net (including property and equipment, net, of VIEs that can only be used to settle the VIEs' obligations of RMB64,079 and RMB32,746 as of December 31, 2019 and 2020, respectively)	195,281	139,402	21,277
Intangible assets, net	2,825	1,532	234

Total non-current assets	222,433	206,164	31,467

Total assets	670,615	957,542	146,151

The accompanying notes are an integral part of these consolidated financial statements.

QINIU LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands)

	As of December 31,
	2019	2020
	RMB	RMB	US$
			(Note 2(d))
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT
Current liabilities
Short-term borrowings and current portion of long-term borrowings (including short-term borrowings and current portion of long-term borrowings of VIEs without recourse to the Company of RMB53,583 and RMB12,013 as of December 31, 2019 and 2020, respectively)	53,583	12,013	1,834
Accounts payable (including accounts payable of VIEs without recourse to the Company of RMB38,185 and RMB39,240 as of December 31, 2019 and 2020, respectively)	40,107	43,408	6,625
Contract liabilities (including contract liabilities of VIEs without recourse to the Company of RMB105,196 and RMB99,473 as of December 31, 2019 and 2020, respectively)	105,196	99,473	15,183
Amounts due to related parties (including amounts due to related parties of VIEs without recourse to the Company of RMB84,413 and RMB93,785 as of December 31, 2019 and 2020, respectively)	84,413	93,785	14,314
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIEs without recourse to the Company of RMB95,886 and RMB144,522 as of December 31, 2019 and 2020, respectively)	107,381	159,420	24,333

Total current liabilities	390,680	408,099	62,289

Non-current liabilities
Long-term borrowings, excluding current portion (including long-term borrowings, excluding current portion of VIEs without recourse to the Company of RMB2,013 and nil as of December 31, 2019 and 2020, respectively)	2,013	—	—
Other long-term liabilities (including other long-term liabilities of VIEs without recourse to the Company of RMB8,496 and RMB3,660 as of December 31, 2019 and 2020, respectively)	8,496	3,660	559

Total non-current liabilities	10,509	3,660	559

Total liabilities	401,189	411,759	62,848

Commitments and contingencies (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

QINIU LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands except for share data)

	As of December 31,
	2019	2020
	RMB	RMB	US$
			(Note 2(d))
Mezzanine equity
Redeemable Convertible Preferred Shares (US$0.0001 par value per share, 140,492,990 and 155,442,246 shares authorised, issued and outstanding as of December 31, 2019 and 2020, respectively; Redemption value of RMB2,564,622 and RMB2,855,456 as of December 31, 2019 and 2020, respectively; Liquidation preference of RMB1,728,863 and RMB 1,943,272 as of December 31, 2019 and 2020, respectively)	2,564,622	2,855,456	435,828

Total mezzanine equity	2,564,622	2,855,456	435,828

Shareholders' deficit
Ordinary Shares (US$0.0001 par value per share, 359,507,010 and 344,557,754 shares authorised as of December 31, 2019 and 2020, respectively; 48,657,140 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	31	31	5
Accumulated other comprehensive (loss) income	(128,587)	41,434	6,324
Accumulated deficit	(2,166,640)	(2,351,138)	(358,854)

Total shareholders' deficit	(2,295,196)	(2,309,673)	(352,525)

Total liabilities, mezzanine equity and shareholders' deficit	670,615	957,542	146,151

The accompanying notes are an integral part of these consolidated financial statements.

QINIU LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In thousands except for share data and per share data)

	Year ended December 31,
	2019	2020
	RMB	RMB	US$
			(Note 2(d))
Revenues (including revenues resulting from transactions with related parties of RMB980 and RMB58,581 for the years ended December 31, 2019 and 2020, respectively)	824,963	1,089,214	166,247
Cost of revenues (including cost of revenues resulting from transactions with related parties of RMB292,393 and RMB386,627 for the years ended December 31, 2019 and 2020, respectively)	(639,476)	(852,132)	(130,061)

Gross profit	185,487	237,082	36,186
Operating expenses:
Research and development expenses	(108,216)	(96,928)	(14,794)
Selling and marketing expenses	(108,432)	(100,675)	(15,366)
General and administrative expenses	(97,302)	(79,565)	(12,144)

Total operating expenses	(313,950)	(277,168)	(42,304)

Operating loss	(128,463)	(40,086)	(6,118)
Interest expenses	(7,492)	(4,233)	(646)
Interest income	4,384	5,298	809
Investment (losses) income, net	(1,080)	1,089	166
Foreign currency exchange (losses) gains, net	(624)	4,028	615
Gain from disposal of an equity method investment	—	673	103
Change in fair value of a long-term investment	—	1,396	213
Share of (losses) profit of equity method investments	(266)	76	12
Other income	5,297	12,476	1,904

Loss before income taxes	(128,244)	(19,283)	(2,942)
Income tax expense	—	—	—

Net loss	(128,244)	(19,283)	(2,942)

Accretion of Redeemable Convertible Preferred Shares	(42,772)	(151,837)	(23,175)

Net loss attributable to Qiniu Limited	(171,016)	(171,120)	(26,117)

Net loss	(128,244)	(19,283)	(2,942)
Other comprehensive (loss) income:
Foreign currency translation adjustment, net of nil income taxes	(40,171)	167,263	25,529
Net unrealized holding gains on available-for-sale debt securities, net of nil income taxes	11,538	2,758	421
Reclassification adjustment for impairment loss on available-for-sale debt securities, net of nil income taxes	1,768	—	—

Total other comprehensive (loss) income	(26,865)	170,021	25,950

Comprehensive (loss) income	(155,109)	150,738	23,008

Net loss per ordinary share
—Basic and diluted	(3.51)	(3.52)	(0.54)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
—Basic and diluted	48,657,140	48,657,140	48,657,140

The accompanying notes are an integral part of these consolidated financial statements.

QINIU LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

(In thousands except for share data)

	Ordinary shares
				Accumulated other comprehensive (loss) income
	Number of ordinary shares		Additional paid-in capital		Accumulated deficit	Total shareholders' deficit
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	48,657,140	31	—	(101,722)	(2,019,110)	(2,120,801)
Net loss	—	—	—	—	(128,244)	(128,244)
Share-based compensation	—	—	23,486	—	—	23,486
Accretion of Redeemable Convertible Preferred Shares	—	—	(23,486)	—	(19,286)	(42,772)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(40,171)	—	(40,171)
Net unrealized holding gain on available-for-sale debt securities, net of nil income taxes	—	—	—	11,538	—	11,538
Reclassification adjustment for impairment loss on available-for-sale debt securities, net of nil income taxes	—	—	—	1,768	—	1,768

Balance as of December 31, 2019	48,657,140	31	—	(128,587)	(2,166,640)	(2,295,196)

Net loss	—	—	—	—	(19,283)	(19,283)
Share-based compensation	—	—	11,489	—	—	11,489
Repurchase of vested share options	—	—	(11,489)	—	(13,378)	(24,867)
Accretion of Redeemable Convertible Preferred Shares	—	—	—	—	(151,837)	(151,837)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	167,263	—	167,263
Net unrealized holding gain on available-for-sale debt securities, net of nil income taxes	—	—	—	2,758	—	2,758

Balance as of December 31, 2020	48,657,140	31	—	41,434	(2,351,138)	(2,309,673)

Balance as of December 31, 2020—US$(Note 2(d))	48,657,140	5	—	6,324	(358,854)	(352,525)

The accompanying notes are an integral part of these consolidated financial statements.

QINIU LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31,
	2019	2020
	RMB	RMB	US$
			(Note 2(d))
Operating activities:
Net loss	(128,244)	(19,283)	(2,942)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Allowance for doubtful accounts	3,786	38	6
Share-based compensation	23,486	11,489	1,753
Depreciation and amortisation	73,095	67,569	10,313
Loss (gain) from disposal of property and equipment	1,840	(56)	(8)
Gain from disposal of an equity method investment	—	(673)	(103)
Investment losses (income), net	1,080	(1,089)	(166)
Net unrealized foreign currency exchange losses (gains)	864	(4,030)	(615)
Share of losses (profit) of equity method investments	266	(76)	(12)
Change in fair value of a long-term investment	—	(1,396)	(213)
Changes in operating assets and liabilities:
Increase in accounts receivable	(17,883)	(7,994)	(1,220)
Increase in amounts due from related parties	(3,551)	(13,143)	(2,006)
Increase in prepayments and other current assets	(7,404)	(13,212)	(2,017)
Increase in accounts payable	2,929	3,288	502
Increase (decrease) in contract liabilities	24,096	(5,723)	(874)
(Decrease) increase in amounts due to related parties	(10,720)	9,372	1,430
(Decrease) increase in accrued expenses and other current liabilities	(51,369)	58,673	8,955
Decrease in other long-term liabilities	(2,194)	(1,344)	(205)

Net cash (used in) provided by operating activities	(89,923)	82,410	12,578

Investing activities:
Purchase of property and equipment	(24,921)	(9,944)	(1,518)
Proceeds from disposal of property and equipment	894	485	74
Purchase of intangible assets	(1,774)	—	—
Purchase of short-term investments	(342,350)	(503,900)	(76,910)
Proceeds from sale of short-term investments	304,038	543,989	83,029
Acquisition of available-for-sale debt securities	(1,768)	—	—
Acquisition of equity securities	—	(36,100)	(5,510)
Loans provided to an investee	(3,700)	(2,000)	(305)
Proceeds from collection of loans provided to an investee	3,700	—	—
Advances to executive management	(2,252)	(6,231)	(951)
Proceeds from collection of advances to executive management	4,565	9,725	1,484
Purchase of time deposits	(132,378)	(759,164)	(115,870)
Proceeds from maturity of time deposits	34,598	465,788	71,093

Net cash used in investing activities	(161,348)	(297,352)	(45,384)

The accompanying notes are an integral part of these consolidated financial statements.

QINIU LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

	Year ended December 31,
	2019	2020
	RMB	RMB	US$
			(Note 2(d))
Financing activities:
Proceeds from issuance of Series F Redeemable Convertible Preferred Shares	101,186	358,627	54,736
Repayment of capital lease obligations	(13,236)	(10,995)	(1,678)
Payment of issuance costs of Series F Redeemable Convertible Preferred Shares	(2,051)	(9,857)	(1,504)
Proceeds from borrowings	40,000	20,000	3,053
Repayment of borrowings	(50,774)	(63,583)	(9,705)
Repurchase of vested share options	—	(24,867)	(3,795)

Net cash provided by financing activities	75,125	269,325	41,107

Effect of foreign currency exchange rate changes on cash	(1,092)	(34,263)	(5,230)

Net (decrease) increase in cash	(177,238)	20,120	3,071

Cash at the beginning of the year	297,247	120,009	18,317

Cash at the end of the year	120,009	140,129	21,388

Supplemental information
Interest paid	7,492	4,233	646
Non-cash investing and financing activities:
Purchase of property and equipment included in accounts payable and other current liabilities	18,893	882	135
Cost to acquire equity securities included in accrued expenses and other liabilities	100	—	—
Cost to acquire available-for-sale debt securities by offsetting against amounts due from the investee (Note 20)	1,747	—	—

The accompanying notes are an integral part of these consolidated financial statements.

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

1. DESCRIPTION OF BUSINESS AND ORGANISATION

Description of Business

        Qiniu Limited ("the Company"), a business company with limited liability, was incorporated in the British Virgin Islands, on May 23, 2011. The Company through its wholly-owned subsidiaries and consolidated variable interest entities ("VIEs") (collectively referred to as "the Group"), is principally engaged in the provision of Platform-as-a-Service ("PaaS") services focused on rich-media and machine data and one-stop "cloud + data" integrated solutions to enterprise customers. The Group's principal operations and geographic markets are in the People's Republic of China ("PRC").

Organisation

        The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs as follows:

Name	Place of establishment	Date of establishment	Percentage of equity interest attributable to the Company	Principal activities
Subsidiaries:
Qiniu (China) Limited	Hong Kong	June 2, 2011	100%	Investment holding
Kongshan Internet Technology (Shanghai) Co., Ltd. ("Shanghai Kongshan")	PRC	January 6, 2012	100%	Network technology, hardware and software development
Beijing Kongyu Information Technology Co., Ltd.	PRC	November 11, 2020	100%	Network technology, hardware and software development
Variable interest entities:
Shanghai Qiniu Information Technology Co., Ltd. ("Qiniu Information")	PRC	August 3, 2011	Nil	Network technology, hardware and software development
Beijing Kongshan Information Technology Co., Ltd. ("Beijing Kongshan")	PRC	September 6, 2011	Nil	Computer system service, consulting services
Shanghai Qiniu Internet Technology Co., Ltd. ("Qiniu Internet")	PRC	November 29, 2012	Nil	Network technology, hardware and software development

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

1. DESCRIPTION OF BUSINESS AND ORGANISATION (Continued)

        The Group operates PaaS services through PRC operating companies, including Qiniu Information, Beijing Kongshan and Qiniu Internet, (collectively referred to as "VIEs" thereafter) in order to comply with the PRC laws and regulations which restrict foreign ownership of companies that provide value-added telecommunication services, including activities and services provided by the Group. The recognised and unrecognised revenue-producing assets that are held by VIEs primarily consist of network equipment, website, domain names, trademarks, assembled workforce and ICP licenses. The equity interests of the VIEs are legally held by PRC individuals, including Shiwei Xu, the founder, chairman of board of directors and chief executive officer, and Guihua Lyu, the co-founder, board of director and president, both act as the nominee shareholders of the VIEs on behalf of Shanghai Kongshan, the Company's wholly owned subsidiary in the PRC. A series of contractual agreements and arrangements, including Exclusive Consultation and Technical Service Agreement, Business Operation Agreement, Equity Pledge Agreement, Exclusive Purchase Option Agreement, Power of Attorney and Spousal Consent Letter (collectively, the "VIE Agreements"), were entered into among Shanghai Kongshan, VIEs and the nominee shareholders of the VIEs. Through the VIE Agreements, the nominee shareholders of the VIEs have granted all their legal rights including voting rights and disposition rights of their equity interests in the VIEs to Shanghai Kongshan. The nominee shareholders of the VIEs do not participate significantly in income and loss and do not have the power to direct the activities of the VIEs that most significantly impact their economic performance. Accordingly, the VIEs are considered variable interest entities.

        In accordance with Accounting Standards Codification ("ASC") 810-10-25-38A, the Company, through Shanghai Kongshan, has a controlling financial interest in the VIEs because Shanghai Kongshan has (i) the power to direct activities of the VIEs that most significantly impact the economic performance of the VIEs; and (ii) the right to receive benefits of the VIEs that could potentially be significant to the VIEs. Thus, the Company, through Shanghai Kongshan, is the primary beneficiary of the VIEs.

        Under the terms of the VIE Agreements, Shanghai Kongshan has (i) the right to receive economic benefits that could potentially be significant to the VIEs in the form of service fees under the Exclusive Consultation and Technical Service Agreement; (ii) the right to receive all dividends declared by the VIEs and the right to all undistributed earnings of the VIEs; (iii) the right to receive the residual benefits of the VIEs through its exclusive option to acquire 100% of the equity interests in the VIEs, to the extent permitted under PRC laws. Accordingly, the financial statements of the VIEs are consolidated in the Company's consolidated financial statements.

        Under the terms of the VIE Agreements, the VIEs' nominee shareholders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to the Company. All of the deficit (net liabilities) and net income (loss) of the VIEs are attributed to the Company.

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

1. DESCRIPTION OF BUSINESS AND ORGANISATION (Continued)

        The principal terms of the VIE Agreements are as follows:

1) Exclusive Consultation and Technical Service Agreement

        Under the Exclusive Consultation and Technical Service Agreement dated February 24, 2012, as amended and supplemented on January 28, 2013, Shanghai Kongshan has agreed to exclusively provide the following services (among others) to Qiniu Information:

  •
  development and maintenance of software;

  •
  the internet technical support;

  •
  the database and cyber security service; and

  •
  the provision of other related services as required by Qiniu Information from time to time.

        Qiniu Information has agreed to pay service fees equal to 100% of its profits each month after deducting applicable taxes and pay service fees for certain services as required by Qiniu Information from time to time. The service fees are adjustable at the sole discretion of Shanghai Kongshan. The Exclusive Consultation and Technical Service Agreement shall remain effective for 10 years from February 24, 2012 unless expressly provided otherwise or unilaterally terminated by Shanghai Kongshan in writing 30 days in advance. Shanghai Kongshan can unilaterally renew this agreement for a further period determined by itself.

        Further, (i) on February 24, 2012, Shanghai Kongshan and Beijing Kongshan entered into an exclusive consultation and technical service agreement, which was later amended and supplemented on January 28, 2013 and (ii) on January 28, 2013, Shanghai Kongshan and Qiniu Internet entered into an exclusive consultation and technical service agreement. Both agreements contain terms substantially similar to the Exclusive Consultation and Technical Service Agreement described above.

2) Business Operation Agreement

        Under the Business Operation Agreement dated February 24, 2012, Qiniu Information and its shareholders, Shiwei Xu and Guihua Lyu, jointly and severally, agreed and committed that, without obtaining the Shanghai Kongshan's written consent, Qiniu Information shall not, and Shiwei Xu and Guihua Lyu shall cause Qiniu Information not to, engage in any transaction which may materially affect Qiniu Information's assets, obligations, rights or operations, including without limitation:

  •
  any activities not within its normal business scope, or operating its business in a way that is inconsistent with its past practice;

  •
  offering any loan to any third party, incurring any debt from any third party, or assuming any debt other than in the ordinary course of business;

  •
  engaging, changing or dismissing any director or any senior management officer;

  •
  selling to or acquiring from any third party, mortgaging, licensing or disposing of in other ways tangible or intangible assets, other than in the ordinary course of business;

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

1. DESCRIPTION OF BUSINESS AND ORGANISATION (Continued)

  •
  making any amendment to its articles of association and any major internal rules and regulations, changing the business scope or its normal business procedures;

  •
  selling, transferring, mortgaging or disposing of in any manner any legal or beneficial interest in its business or revenues, or allowing the encumbrance thereon of any security interest;

  •
  making any major adjustments to its business model, marketing strategy, business policy or customer relationship;

  •
  making a distribution of a dividend, or share interest or sponsorship interest in any way.

        The Business Operation Agreement shall remain effective for 10 years from February 24, 2012 unless terminated earlier as determined by Shanghai Kongshan, while the other parties thereto are not allowed to terminate such agreement without Shanghai Kongshan's prior consent. In addition, the Business Operation Agreement shall be renewed for a period as determined by Shanghai Kongshan if Shanghai Kongshan requires so at its sole discretion.

        Further, (i) on February 24, 2012, Shanghai Kongshan, Beijing Kongshan and its shareholders, Shiwei Xu and Guihua Lyu entered into a business operation agreement, and (ii) on January 28, 2013, Shanghai Kongshan, Qiniu Internet and its shareholders, Shiwei Xu and Guihua Lyu entered into a business operation agreement. Both agreements contain terms substantially similar to the Business Operation Agreement as described above.

3) Equity Pledge Agreement

        Each of Shiwei Xu and Guihua Lyu, the shareholders of Qiniu Information, has entered into an Equity Pledge Agreement with Shanghai Kongshan on February 24, 2012, as amended and supplemented on June 17, 2014 and September 19, 2016, respectively. Under the Equity Pledge Agreement, Shiwei Xu and Guihua Lyu pledged their respective equity interest in Qiniu Information to Shanghai Kongshan to secure obligations under the Exclusive Purchase Option Agreement, Business Operation Agreement, Power of Attorney, and Exclusive Consultation and Technical Service Agreement. Shiwei Xu and Guihua Lyu further agreed not to transfer or pledge their equity interest in Qiniu Information without the prior written consent of Shanghai Kongshan. The Equity Pledge Agreement will remain binding until the pledgers, Shiwei Xu and Guihua Lyu, as the case may be, discharge all of their obligations under the above-mentioned agreements. On September 19, 2016, the equity pledges under the Equity Pledge Agreement were registered with competent PRC regulatory authority.

        Further, (i) on February 24, 2012, Shiwei Xu and Guihua Lyu, the shareholders of Beijing Kongshan, entered into an equity pledge agreement with Shanghai Kongshan, which was later amended and supplemented on May 22, 2017, and (ii) on January 28, 2013, Shiwei Xu and Guihua Lyu, the shareholders of Qiniu Internet entered into an equity pledge agreement with Shanghai Kongshan, which was later amended and supplemented on September 19, 2016. Both agreements contain terms substantially similar to the Equity Pledge Agreement described above and were registered with competent PRC regulatory authority.

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

1. DESCRIPTION OF BUSINESS AND ORGANISATION (Continued)

4) Exclusive Purchase Option Agreement

        Shiwei Xu and Guihua Lyu, the shareholders of Qiniu Information, entered into an Exclusive Purchase Option Agreement with Shanghai Kongshan on February 24, 2012, respectively. Under the Exclusive Purchase Option Agreement, Shiwei Xu granted Shanghai Kongshan or its designee an option to purchase his equity interest in Qiniu Information at a price equal to the minimum amount of consideration permitted by PRC law, and Guihua Lyu granted Shanghai Kongshan or his designee an option to purchase his equity interest in Qiniu Information at a price equal to the minimum amount of consideration permitted by PRC law. Shiwei Xu and Guihua Lyu should remit to the Company any amount that is paid by the Company or its designated person(s) in connection with the purchased equity interest. Shiwei Xu and Lyu Guihua Lyu also granted Shanghai Kongshan or its designee an option to purchase all or a portion of the assets of Qiniu Information for the minimum amount of consideration permitted by PRC law. Shiwei Xu and Guihua Lyu also agreed not to transfer or mortgage any equity interest in or dispose of or cause the management to dispose of any material assets of Qiniu Information without the prior written consent of Shanghai Kongshan. The Exclusive Purchase Option Agreement shall remain in effect until all of the equity interests in Qiniu Information have been acquired by Shanghai Kongshan or its designee.

        Further, (i) On February 24, 2012, Shiwei Xu and Guihua Lyu, the shareholders of Beijing Kongshan, resepectively, entered into an Exclusive Purchase Option Agreement with Shanghai Kongshan and (ii) on January 28, 2013, Shiwei Xu and Guihua Lyu, the shareholders of Qiniu Internet, respectively, entered into an exclusive purchase option agreement with Shanghai Kongshan. All these agreements contain terms substantially similar to the Exclusive Purchase Option Agreement described above.

5) Power of Attorney

        Shiwei Xu and Guihua Lyu, the shareholders of Qiniu Information signed a Power of Attorney on February 24, 2012, respectively. Under the Power of Attorney, Shiwei Xu and Guihua Lyu agreed to irrevocably authorise Shanghai Kongshan to represent them to exercise all the voting rights and other shareholders' rights to which they are entitled as shareholders of Qiniu Information. The Power of Attorney shall remain effective until Qiniu Information has been dissolved, unless the Business Operation Agreement has been terminated earlier for any reason.

        Further, (i) On February 24, 2012, Shiwei Xu and Guihua Lyu, the shareholders of Beijing Kongshan, signed a power of attorney, respectively, and (ii) on January 28, 2013, Shiwei Xu and Guihua Lyu, the shareholders of Qiniu Internet, signed a Power of Attorney, respectively, which contain terms substantially similar to the Power of Attorney described above.

6) Spousal Consents

        The spouses of Shiwei Xu and Guihua Lyu, the individual shareholders of Qiniu Information, Beijing Kongshan and Qiniu Internet have each signed a spousal consent letter. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed that the equity interest in Qiniu Information, Beijing Kongshan or Qiniu Internet which is held by and registered under the name of her spouse will be disposed of pursuant to the above-mentioned Equity Pledge Agreements,

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

1. DESCRIPTION OF BUSINESS AND ORGANISATION (Continued)

Exclusive Purchase Option Agreements, the Business Operation Agreement and the Power of Attorney. Moreover, the spouse confirmed she has no rights, and will not assert in the future any right, over the equity interests in Qiniu Information, Beijing Kongshan or Qiniu Internet held by her spouse. In addition, in the event that the spouse obtains any equity interest in Qiniu Information, Beijing Kongshan or Qiniu Internet held by her spouse for any reason, she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by her spouse, as may be amended from time to time.

        The Company relies on the VIE Agreements to operate and control VIEs. All of the VIE Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these agreements would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements. In the event that the Company is unable to enforce these contractual arrangements, or if the Company suffers significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be difficult to exert effective control over VIEs, and the Company's ability to conduct its business and the results of operations and financial condition may be materially and adversely affected.

        In the opinion of management, based on the legal opinion obtained from the Company's PRC legal counsel, the ownership structures of Shanghai Kongshan with Qiniu Information, Beijing Kongshan, and Qiniu Internet respectively, currently and immediately after giving effect to the initial public offering, do not and will not violate any applicable PRC laws, regulations, or rules currently in effect; the agreements (i) among Shanghai Kongshan, Qiniu Information and its shareholders, (ii) among Shanghai Kongshan, Beijing Kongshan and its shareholders, and (iii) among Shanghai Kongshan, Qiniu Internet and its shareholders, governed by PRC laws, as described above, are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and both currently and immediately after giving effect to the initial public offering, do not and will not violate any applicable PRC laws, regulations, or rules currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, if the PRC government finds that the contractual arrangements do not comply with its restrictions on foreign ownership of businesses, or if the PRC government otherwise finds that the Company and the VIEs are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate the Company's business, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

  •
  revoking the business and operating licenses of the Company;

  •
  discontinuing or restricting the operations;

  •
  imposing fines or confiscating any of VIEs' income that they deem to have been obtained through illegal operations;

  •
  imposing conditions or requirements with which the Group's subsidiaries or the VIEs may not be able to comply;

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

1. DESCRIPTION OF BUSINESS AND ORGANISATION (Continued)

  •
  requiring the Company to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIEs;

  •
  restricting or prohibiting the Company's use of the proceeds of overseas offering to finance the business and operations in China; or

  •
  taking other regulatory or enforcement actions that could be harmful to the business.

        If the imposition of any of these penalties or requirement to restructure the Company's corporate structure causes it to lose the rights to direct the activities of the VIEs or the Company's right to receive its economic benefits, the Company would no longer be able to consolidate the financial results of the VIEs in its consolidated financial statements. In the opinion of management, the likelihood of deconsolidation of the VIEs is remote based on current facts and circumstances.

        The Company has designated individuals who are PRC nationals to be the shareholders of the VIEs holding 100% equity interests. These individuals may have conflicts of interest with the Company. Each of the VIEs is 73.5% owned by Shiwei Xu and 26.5% owned by Guihua Lyu. Conflicts of interest may arise between Shiwei Xu and Guihua Lyu as indirect shareholders and directors of the Company and as shareholders and directors of the VIEs. The Company rely on these individuals to abide by the laws of the British Virgin Islands which impose fiduciary duties upon directors and officers of the Company. Such duties include the duty to act bona fide in what they consider to be in the best interest of the company as a whole and not to place themselves in a position in which there is a conflict between their duties to the company and their personal interests. PRC laws also provide that a director or a management officer owes a loyalty and fiduciary duty to the company he or she directs or manages. The Company cannot assure that when conflicts arise, shareholders of the VIEs will act in the best interest of the Company or that conflicts will be resolved in the Company's favor. These individuals may breach or cause the VIEs to breach the existing contractual arrangements. If the Company cannot resolve any conflicts of interest or disputes between us and these shareholders, the Company would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

        The Company's involvement with the VIEs under the VIE Agreements affected the Company's consolidated financial position, results of operations and cash flows as indicated below.

        The following consolidated assets and liabilities information of the Group's VIEs as of December 31, 2019 and 2020, and consolidated revenues, net income (loss) and cash flow information for the years then ended, have been included in the accompanying consolidated financial statements.

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

1. DESCRIPTION OF BUSINESS AND ORGANISATION (Continued)

All the intercompany transactions and balances with the Company, and its wholly-owned subsidiaries have been eliminated upon consolidation.

	As of December 31,
	2019	2020
	RMB	RMB
Cash	113,085	113,880
Short-term investments	39,000	—
Accounts receivable, net*	154,003	161,959
Amounts due from related parties**	288,902	335,253
Prepayments and other current assets	17,038	27,381

Total current assets	612,028	638,473

Long-term investments	22,700	63,527
Property and equipment, net***	188,536	134,568
Intangible assets, net	2,825	1,532

Total assets	826,089	838,100

Short-term borrowings and current portion of long-term borrowings	53,583	12,013
Accounts payable	38,185	39,240
Contract liabilities	105,196	99,473
Amounts due to related parties****	1,227,664	1,198,119
Accrued expenses and other current liabilities	95,886	144,522

Total current liabilities	1,520,514	1,493,367
Long-term borrowings	2,013	—
Other long-term liabilities	8,496	3,660

Total liabilities	1,531,023	1,497,027

*
Accounts receivable, net, includes accounts receivable, net, of Qiniu Information that were pledged to bank borrowings (refer to Note 8 for details). As of December 31, 2019 and 2020, pledged accounts receivable of VIEs were RMB27,537 and RMB2,863, respectively.

**
Amounts due from related parties include amounts of RMB281,642 and RMB314,544 due from the Company and its wholly-owned subsidiaries as of December 31, 2019 and 2020, respectively, which are eliminated upon consolidation.

***
Property and equipment, net, include property and equipment, net, of Qiniu Information that were pledged to secured borrowings (refer to Note 8 for details) and capital lease obligations. As of December 31, 2019 and 2020, pledged property and equipment, net, of VIEs were RMB64,079 and RMB32,746, respectively.

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

1. DESCRIPTION OF BUSINESS AND ORGANISATION (Continued)

****
Amounts due to related parties include amounts of RMB1,143,251 and RMB1,104,334 due to the Company and its subsidiaries as of December 31, 2019 and 2020, respectively, which are eliminated upon consolidation.

	Year ended December 31,
	2019	2020
	RMB	RMB
Revenues	824,963	1,089,214
Net (loss) income	(63,435)	27,925
Net cash (used in) provided by operating activities	(80,481)	94,521
Net cash used in investing activities	(63,333)	(4,424)
Net cash provided by (used in) financing activities*	157,493	(89,302)
Net increase in cash	13,679	795
Cash at the beginning of the year	99,406	113,085
Cash at the end of the year	113,085	113,880

*
Net cash provided by financing activities includes amounts of RMB183,554 and nil received from the Company and its wholly-owned subsidiaries for the years ended December 31, 2019 and 2020, respectively, which are eliminated upon consolidation.

        In accordance with VIE Agreements, the Company, through Shanghai Kongshan, has the power to direct the activities of the VIEs. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for accounts receivable, net of RMB2,863 and property and equipment, net of RMB 32,746 that were pledged to secured borrowings and capital lease obligations and paid-in-capital of RMB7,050 as of December 31, 2020. The creditors of VIEs do not have recourse to the general credit of the Company and its wholly-owned subsidiaries.

        During the year presented, the Company and its wholly-owned subsidiaries provided financial support to VIEs that they were not previously contractually required to provide in the form of advances. To the extent VIEs require financial support, the Company may, at its option and to the extent permitted under the PRC law, provide such support to VIEs through loans to VIEs' nominee shareholders, entrustment loans to VIEs or cash pooling arrangements to fund VIEs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of Presentation

        The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(b)   Principles of Consolidation

        The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, and the VIEs in which the Company, through Shanghai Kongshan, has a controlling financial interest.

        All intercompany transactions and balances among the Company, its wholly-owned subsidiaries and the VIEs have been eliminated upon consolidation.

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)   Use of Estimates

        The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet dates, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, estimated standalone selling price of performance obligations, the allowance for doubtful accounts receivable, the useful lives and recoverability of property and equipment, recoverability of equity securities, the fair values of share-based compensation awards, ordinary shares and available-for-sale debt securities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)   Convenience Translation

        Translations of the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.5518, representing the noon buying rate in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of Federal Reserve Board on March 31, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2021, or at any other rate.

        The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(e)   Commitments and Contingencies

        In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognised when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(f)    Cash

        Cash consists of cash at bank. The Group considers all short-term, highly liquid investments with original maturities of three months or less, when purchased, to be cash equivalents. The Group does not have any cash equivalents as of December 31, 2019 and 2020.

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Cash at bank is deposited in financial institutions at below locations:

	As of December 31,
	2019	2020
	RMB	RMB
Cash balances include deposits in:
Financial institutions in the mainland of the PRC
—Denominated in RMB	113,583	114,401
—Denominated in US$	4,839	16,048

Total cash balances held at mainland PRC financial institutions	118,422	130,449

Financial institutions in Hong Kong
—Denominated in US$	347	323
—Denominated in Hong Kong Dollar	506	475

Total cash balances held at Hong Kong financial institutions	853	798

Financial institutions in United States
—Denominated in US$	734	8,882

Total cash balances held at United States financial institutions	734	8,882

Total cash balances held at financial institutions	120,009	140,129

(g)   Time Deposits

        Time deposits represent deposits at banks with original maturities more than three months but less than one year. The Group's time deposits are denominated in US$ and are deposited at financial institutions in PRC with the interest rate ranging from 2.34% to 2.85% and 0.72% to 2.85% per annum for the years ended December 31, 2019 and 2020, respectively.

(h)   Short-term Investments

        The Group's short-term investments represent investments in wealth management products which have the original maturities of less than twelve months. These wealth management products are managed by financial institutions in the PRC with variable interest rates referenced to performance of underlying assets. In accordance with ASC 825, the Group elects the fair value option at the date of initial recognition and carries these investments at fair value. Changes in the fair value of these investments are reflected on the consolidated statement of comprehensive (loss) income as "Investment (losses) income, net". Fair value is estimated based on quoted prices provided by financial institutions at the end of each reporting period.

(i)    Contract Balances

        The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liabilities. A contract liability is recognised when the Company has an obligation to transfer goods or services to a customer for which the Company has received consideration from the customer, or for which an amount of consideration is due from the customer.

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Accounts receivable are recognised in the period when the Group has transferred products or provided services to its customers and when its right to consideration is unconditional. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statement of cash flows. The Company maintains a general and specific allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. Accounts receivable balances with large creditworthy customers are reviewed by management individually for collectability. All other balances are reviewed on a pooled basis. A percentage of general allowance is applied to the balances of accounts receivable in each aging category, excluding those which are assessed individually for collectability. Management considers various factors, including historical loss experience, current market conditions, the financial condition of its debtors, any receivables in dispute, the aging of receivables and current payment patterns of its debtors, in establishing the required allowance.

        An allowance for doubtful accounts is made and recorded into general and administrative expenses. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off balance sheets credit exposure related to its customers.

(j)    Contract Costs

        The Group capitalizes costs incurred to fulfil certain contracts for customized on-premise PaaS solutions if these costs i) relate directly to the contracts ii) generate or enhance resources that will be used to satisfy the Group's performance obligations under the contracts and iii) are expected to be recovered under the contracts. Such contract costs are subsequently expensed upon transfer of control of the solutions to customers, which occur at the point in time when customers accept the respective solutions. Contract costs are also assessed for impairment to the extent that the carrying amount of the asset exceeds the recoverable amount. Contract costs are included in "Prepayments and other current assets" in the Group's consolidated balance sheets.

(k)   Long-term Investments

  Debt securities

        The Group accounts for its investment in debt securities as available-for-sale ("AFS") when they are not classified as either trading or held-to-maturity. AFS debt securities are recorded at fair value, with unrealized gains and losses, net of related income tax effect, are excluded from earnings and are reported as a separate component of accumulated other comprehensive loss until realized. Realized gains and losses from the sale of AFS debt securities are determined on a specific-identification basis. An impairment loss on the AFS debt securities is recognised in the consolidated statement of comprehensive (loss) income when the decline in value is determined to be other-than-temporary.

  Equity method investments

        The Group applies the equity method to account for an equity interest in an investee over which the Group has significant influence but does not own a majority equity interest or otherwise control.

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Under the equity method of accounting, the Company initially records its investment in the common stock of an investee at cost. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. The Company adjusts the carrying amount of an investment for its share of the earnings or losses of the investee after the date of investment and reports the recognised earnings or losses in the consolidated statements of comprehensive (loss) income. When the Company's share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognise further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Company holds other investments in the equity investee.

        The Group recognises an impairment loss when there is a decline in value below the carrying value of the equity method investment that is considered to be other-than-temporary. The process of assessing and determining whether impairment on an investment is other-than-temporary requires a significant amount of judgment. To determine whether an impairment is other-than-temporary, management considers whether it has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to the period end, and forecasted performance of the investee.

  Equity securities

        Equity investments without readily determinable fair values which do not qualify for net asset value per share (or its equivalent) practical expedient and over which the Company does not have the ability to exercise significant influence through the investments in common stock, are accounted for under the measurement alternative. The carrying values of equity investments without readily determinable fair values are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognised in the consolidated statements of comprehensive (loss) income.

        The Group makes a qualitative assessment considering impairment indicators to evaluate whether the equity investments without a readily determinable fair value is impaired at each reporting period and recognises an impairment loss equal to the difference between the carrying value and fair value in earnings. No impairment loss was recognised for the years ended December 31, 2019 and 2020. As a result of adoption of ASU 2016-01, the Company is not required to disclose the fair value for equity investments without readily determinable fair value.

(l)    Property and Equipment, net

        Property and equipment are stated at cost less accumulated depreciation and any recorded impairment.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Servers and computer equipment	5 years
Office equipment and furniture	5 years
Leasehold improvements	The shorter of estimated useful life of the assets and lease terms

        When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred.

(m)  Leases

        Leases are classified at the lease inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exists: (a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property's estimated remaining economic life, or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. The Group records a capital lease as an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term. If at any time the lessee and lessor agree to amend the provisions of the lease, other than by renewing the lease or extending its term, in a manner that would have resulted in a different classification of the lease under the lease classification criteria had the amended provisions been in effect at the inception of the lease, the amended agreement shall be considered as a new agreement over its term, and the lease classification criteria shall be applied for purposes of classifying the new lease.

        The Group leases premises for offices under noncancelable operating leases. Leases with escalated rent provisions are recognised on a straight-line basis over the lease term.

(n)   Intangible Assets, net

        Intangible assets represent purchased software which are initially recognised and measured at cost and amortised on a straight-line basis over their respective estimated useful lives between 3 and 5 years.

(o)   Impairment of Long-lived Assets

        Long-lived assets such as property and equipment and intangible asset with finite useful lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets or asset group by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets or asset group and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

value of the assets or asset group, the Group recognises an impairment loss based on the excess of the carrying value of the assets or asset group over the fair value of the assets. No impairment of long-lived assets was recognised for the years ended December 31, 2019 and 2020.

(p)   Value Added Taxes

        The Company's PRC subsidiaries are subject to value added tax ("VAT"). Revenue from providing PaaS solution services are generally subject to VAT at the rate of 6% to 13% since April 1, 2019, or 6% to 16% between January 1, 2019 and April 1, 2019, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other current liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.

(q)   Fair Value Measurements

        Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

        Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

        Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

        Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

        Level 3—Unobservable inputs which are supported by little or no market activity.

        Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

        Financial assets and liabilities of the Group primarily consist of cash, time deposits, short-term investments, accounts receivable, amounts due from related parties, prepayments and other current assets, available-for-sale debt securities, equity securities, short-term borrowings and long-term borrowings, accounts payable, amounts due to related parties, contract liabilities, other payables included in accrued expenses and other current liabilities. The Group measures short-term investments at fair value on a recurring basis. Short-term investments include wealth management products issued

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

by financial institutions, which are estimated based on prices per units quoted by issuers and categorized in Level 2 of the fair value hierarchy. Available-for-sale debt securities are categorized in Level 3 of the fair value hierarchy. As of December 31, 2019 and 2020, the carrying amounts of long-term borrowings approximate their fair values as those borrowings carry interest rates which approximate rates currently offered by financial institutions for similar debt instruments with comparable maturities. As of December 31, 2019 and 2020, the carrying amounts of other financial instruments except for equity securities without readily determinable fair values, approximated to their fair values due to short term maturity of these instruments.

        The Group's non-financial assets, such as property and equipment and intangible assets, would be measured at fair value only if they were determined to be impaired.

(r)   Revenue recognition

        The Group generates substantially all of the revenues from the following services and products:

  (1)
  Media platform-as-a-service ("MPaaS") provides interactive live streaming solutions, content delivery network service, object storage solutions and other MPaaS solutions.

  (2)
  Data platform-as-a-service ("DPaaS") provides data analytics solution for enterprise customers which enables them to develop, run, and manage data analytics applications without the need to build and maintain the infrastructure themselves.

  (3)
  Other cloud services primarily include cloud virtual machine, which is a comprehensive suite of solutions including cloud servers, databases, network, security and storage. Other cloud services are in general recognised on actual usage basis over the service period.

        The Group's PaaS solutions, including MPaaS and DPaaS, are provided to its customers either as a public cloud service which is charged based on usage, or deployed on-premise which is charged on a project basis. The on-premise PaaS solutions comprise both standard and, in limited instances, customized solutions. Post-delivery maintenance services, which include technical support and unspecified minor bug fixes, are provided to all customers of on-premise solutions. To a lesser extent, the Group also sells hardware.

        The Group has adopted ASC topic 606, Revenue from Contracts with Customers ("Topic 606") since January 1, 2018. In accordance with ASC 606, the Group recognises revenue upon the transfer of control of promised products or services provided to the Group's customers, in the amount of consideration the Group expects to receive for those products or services (excluding value-added taxes collected on behalf of government authorities). The Group's revenue contracts generally do not include a right of return in relation to the delivered products or services.

        Revenue is allocated to each performance obligation based on its standalone selling price. The Group generally determines standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, the Group estimates the standalone selling price based on multiple factors, including, but not limited to management approved price list or cost-plus margin analysis.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The nature of the Group's performance obligations under MPaaS and DPaaS public cloud service contracts is to provide customers access to the Group's enterprise cloud computing platform, and revenue is recognised on a usage basis. The usage-based fees are recognised as revenue in the period in which the usage occurs. The Group uses monthly utilization records to recognise revenue over time as it most faithfully depicts the simultaneous consumption and delivery of services. At the end of each month, the transaction consideration is fixed based on utilization records and hence no estimation of the transaction price beyond the reporting period is necessary.

        The Group's on-premise PaaS solutions typically comprise three performance obligations, namely software license, post-delivery maintenance services and hardware sales. Revenues allocated to software license and hardware are recognised at a point in time when they are delivered to customers, which is when the control over the Group's goods or services is transferred to customers. Revenue allocated to maintenance services is recognised on a straight-line basis over the service period as the customer receives and consumes the benefits provided by the Group.

        A limited portion of the Group's revenue from on-premise PaaS solutions come with functionalities and interfacing capabilities that are highly customized to customers' use cases and IT environment, with a substantial portion of the consideration is conditional on meeting customer-specific acceptance criteria. The customized solutions typically take three to five months from commencement to customers' acceptance. The Group determines that such contracts typically comprise two performance obligations, firstly the delivery of a license to completed and accepted customized software solution with significant standalone functionalities ("integrated project"), and secondly post-delivery maintenance services. To a lesser extent, certain contracts also comprise a third performance obligation, which is hardware sales. Revenues allocated to integrated projects and hardware sales are recognised at a point in time upon customer's acceptance of the respective integrated project or delivery of the hardware, which is when the control over the goods or services is transferred to customers. Revenue allocated to maintenance services is recognised on a straight-line basis over the service period, which commences after the customers' acceptance of the integrated project.

        The Group recognises revenue from hardware sales on a gross basis because the Group is the principal and controls the hardware to be provided to the customer before the hardware is transferred to that customer. In addition, the Group is primarily responsible for fulfilling the promise to provide the hardware and has discretion in establishing the price for the hardware.

(s)   Cost of Revenues

        Cost of revenues consist of the costs and expenses that are directly related to providing the Group's products and services to customers. These cost and expenses primarily include (i) costs of network bandwidth and other cloud services, (ii) depreciation of servers and network equipment, (iii) internet data centre rack cost, (iv) hardware costs and (v) others, primarily consisted of staff costs, license fees and project deployment costs.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t)    Research and Development Expenses

        Research and development expenses mainly consist of payroll and related costs for employees involved in researching and developing new technologies as well as offices and rental expenses and depreciation expenses relating to facilities and equipment used by those employees. Research and development expenses are expensed as incurred.

(u)   Selling and Marketing Expenses

        Selling and marketing expenses mainly consist of promotion expenses, payroll and related expenses for personnel engaged in selling and marketing activities and rental and depreciation expenses relating to facilities and equipment used by those employees.

(v)   General and Administrative Expenses

        General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, expenses associated with the use of facilities and equipment by these employees, such as rental and depreciation expenses, professional fees and other general corporate expenses.

(w)  Government grants

        Government grants are recognised when there is reasonable assurance that the Company will comply with the conditions attached to it and the grants will be received. Subsidies that related to the acquisition of an asset are initially recognised in deferred income in the consolidated balance sheets and subsequently amortised and recognised as other income in the consolidated statement of comprehensive (loss) income as the assets are depreciated. Government grant for the purpose of giving immediate financial support to the Group with no future related costs is recognised as other income in the Group's consolidated statement of comprehensive (loss) income when the grant becomes receivable.

(x)   Share-based Compensation

        Share-based awards granted to employees are measured at the grant date fair value of the awards and are recognised as compensation expense with graded-vesting schedules over the requisite service period for each separately vesting portion (or tranche) of the award. The Group elects to recognise the effect of forfeitures in compensation costs when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognised compensation expense relating to those awards is reversed.

(y)   Employee Benefits

        The Company's subsidiaries and the VIEs in the PRC participate in a government mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labour laws require the entities incorporated in the PRC to pay to the local labour bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

accompanying consolidated statement of comprehensive (loss) income amounted to RMB39,387 and RMB19,734 for the years ended December 31, 2019 and 2020, respectively.

        As a result of COVID-19, the PRC government exempted or reduced certain enterprises' contributions to basic pension insurance, unemployment insurance, and work injury insurance ("certain social insurance"). The Group's PRC subsidiaries and VIEs were exempted from contributions to certain social insurance between February 2020 and December 2020. The exemption was recognised as a reduction of cost of revenues and operating expenses in the amount of RMB18,382 for the year ended December 31, 2020.

(z)   Income Taxes

        The Company accounts for income taxes using the asset and liability method. Current income taxes are provided on the basis of income before income taxes for financial reporting purposes and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Under this method, deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognised in the consolidated statements of comprehensive (loss) income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, the Group's experience with operating loss and tax credit carryforward, if any, not expiring.

        The Group applies a "more-likely-than-not" recognition threshold in the evaluation of uncertain tax positions. The Group recognises the benefit of a tax position in its consolidated financial statements if the tax position is "more-likely-than-not" to prevail based on the facts and technical merits of the position. Tax positions that meet the "more-likely-than-not" recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognised tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognised tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group's consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognised tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2019 and 2020, the Group did not have any unrecognised uncertain tax positions.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(aa) Foreign Currency Translation and Foreign Currency Risks

        The Company's reporting currency is RMB. The functional currency of the Company and its subsidiary incorporated at Hong Kong is US$. The functional currency of the Company's PRC subsidiary and VIEs is RMB.

        Transactions denominated in currencies other than the functional currency are re-measured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are re-measured into the functional currency using the applicable exchange rate at the balance sheet dates. The resulted exchange differences are recorded as foreign currency exchange gains (losses), net in the consolidated statement of comprehensive (loss) income.

        The financial statements of the Company and its subsidiary incorporated at Hong Kong S.A.R. are translated from the functional currency into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet dates. Equity accounts other than deficits generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive loss in the consolidated statement of comprehensive (loss) income, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive loss in the consolidated statement of changes in shareholders' deficit.

        RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

(bb) Concentration and Risk

Concentration of customers and suppliers

        No customers individually represent greater than 10.0% of total revenues of the Group for the year ended December 31, 2019. One customer represents 10.5% of total revenues of the Group for the year ended December 31, 2020.

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Two customers individually represent greater than 10% of total accounts receivable balance of the Group as of December 31, 2019 and 2020. Accounts receivable balances due from each customer as of December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020
	proportion of total accounts receivable balance	proportion of total accounts receivable balance
Customer A	10.9%	22.8%
Customer B	15.7%	11.7%

        The Group purchases 56.7% and 54.7% of its cloud, internet data centre services and hardware from two suppliers for the years ended December 31, 2019 and 2020, respectively. Purchase amounts from each supplier for the years ended December 31, 2019 and 2020 are as follows:

	Year ended December 31,
	2019	2020
	proportion of cost of revenues	proportion of cost of revenues
Supplier A	45.2%	44.4%
Supplier B	11.5%	10.3%

        Although there are a limited number of providers for particular cloud, internet data centre services and hardware, management believes that other service providers could provide similar services on comparable terms. A change in cloud, internet data centre service and hardware providers, however, could cause negative impact on the business operation and a possible loss of sales, which would affect operating results adversely.

Concentration of credit risk

        Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, time deposits, short-term investments and amounts due from related parties.

        The Group's investment policy requires cash, time deposits and short-term investments to be placed with high quality financial institutions and to limit the amount of credit risk from any one institution. The Group regularly evaluates the credit standing of the counterparties or financial institutions.

        The Group conducts credit evaluations on its customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on past history of making payments when due and current ability to pay, taking into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Based on this analysis, the Group determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Company will not deliver the services or sell the products to the customer or require the customer to pay cash to secure payment or to make significant down payments.

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest rate risk

        The Group's borrowings bear interests at fixed rates. If the Group were to renew these borrowings, the Group might be subject to interest rate risk.

(cc)  Loss per Share

        Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. A net loss is not allocated to participating securities when the participating securities do not have contractual obligations to share losses.

        Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the as-converted method, and exercise of outstanding share option using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(dd) Segment Reporting

        The Group's chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management's operation review, the Company's chief executive officer do not segregate the Group's business by product or service. Management has determined that the Group has one operating segment, which is PaaS solutions segment.

(ee)  Statutory Reserves and Restricted Net Assets

        In accordance with the PRC Company Laws, the paid-in capitals of the PRC subsidiaries and VIEs are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

        In addition, in accordance with the PRC Company Laws, the Group's PRC subsidiaries and VIEs must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC ("PRC GAAP") to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits after offsetting any prior year losses as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

        No appropriation to the reserve fund was made by the Group's PRC subsidiaries and VIEs for the years ended December 31, 2019 and 2020, as these PRC companies were in accumulated losses as determined under PRC GAAP.

        As of December 31, 2020, the Company's restricted net assets were in the amount of RMB2,050.

(ff)   Recent Accounting Pronouncements

        In February 2016, the FASB issued ASU No. 2016-02 ("ASU 2016-02"), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognise a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheets. The standard also requires a lessee to recognise a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 was further amended in June 2020 by ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842), ASU 2020-05 deferred the effective date of new leases standard. As a result, ASC 842, Leases, is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. For all other entities, it is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. As the Group is an "emerging growth company" and elects to apply for the new and revised accounting standards at the effective date for a private company, the Group will adopt ASU 2016-02 for the fiscal year ending December 31, 2022. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

        In June 2016, the FASB amended ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 was further amended in November 2019 by ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). As a result, ASC 326, Financial Instruments—Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. As the Group is an "emerging growth company" and elects to apply for the new and revised accounting standards at the effective date for a private company, the Group will adopt ASU 2016-13 for the fiscal year ending December 31, 2023. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

3. ACCOUNTS RECEIVABLE, NET

        Accounts receivable, net, consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Accounts receivable	162,479	170,473
Allowance for doubtful accounts	(8,476)	(8,514)

Accounts Receivable, net	154,003	161,959

        The movement of the allowance for doubtful accounts is as follows:

	Year ended December 31,
	2019	2020
	RMB	RMB
Balance at the beginning of the year	4,690	8,476
Additions charged to bad debt expense	3,786	38

Balance at the end of the year	8,476	8,514

        Accounts receivable, net, include accounts receivable that were pledged for bank loans (see Note 8).

4. PREPAYMENTS AND OTHER CURRENT ASSETS

        Prepayments and other current assets consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
VAT recoverable	2,583	6,950
Advance to suppliers	6,476	6,329
Contract costs	3,571	4,448
Deposits	4,712	4,867
Deferred offering costs	—	600
Others*	5,037	6,786

Prepayments and Other Current Assets	22,379	29,980

*
As of December 31, 2019, others mainly include subscription receivable of US$600 (equivalent to RMB4,217) in connection with the issuance of Series F Redeemable Convertible Preferred Shares which were subsequently received in cash by July 31, 2020.

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

5. LONG-TERM INVESTMENTS

	As of December 31,
	2019	2020
	RMB	RMB
Available-for-sale debt securities	16,821	19,579
Less: impairment of available-for-sale debt securities	(1,768)	(1,768)

Available-for-sale debt securities, net	15,053	17,811

Equity method investments	2,566	1,703
Less: impairment of equity method investments	—	—

Total equity method investments, net	2,566	1,703

Other equity investments	6,708	45,716
Less: impairment of other equity investments	—	—

Total other equity investments, net	6,708	45,716

Total long-term investments	24,327	65,230

Available-for-sale debt securities

        In April 2019, the Group acquired 20% equity interest of a private company, which is principally engaged in the provision of big data solutions in the area of artificial intelligence, for a consideration of RMB1,747. The investment cost was offset against an equivalent amount due from the investee as of December 31, 2019 (see Note 20). In April 2019, the Group acquired 20% equity interest of another private company, which is principally engaged in the provision of platform cloud solution services, for a consideration of RMB1,768 in cash. Both investments were classified as available-for-sale debt securities because the investments contain substantive liquidation preference and are redeemable at the option of the Group if the investee does not complete a qualified IPO before a target date. The Group recognised gains of RMB13,306 and RMB2,758, net of nil income taxes, relating to one investee, in other comprehensive income for the years ended December 31, 2019 and 2020, respectively. Management evaluated whether there was an other-than-temporary impairment based on the facts and circumstances, and recognised an other-than-temporary loss to write off another investment of RMB1,768 for the year ended December 31, 2019. There was no other-than-temporary loss for the year ended December 31, 2020.

Equity method investments

        The Group had a number of equity method investments which was individually and in aggregate immaterial to the Group's financial condition or results of operations.

        Management evaluated whether there was other-than-temporary impairment based on the facts, including recent financing activities, projected and historical financial performance. No impairment loss was recognised for the years ended December 31, 2019 and 2020.

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

5. LONG-TERM INVESTMENTS (Continued)

Equity securities

        In April 2017, the Group acquired 5.4% equity interest of a private company, which is principally engaged in developing mobile applications, for a consideration of RMB3,500 in cash. In February 2019, the Group acquired 10% equity interest of a private company, which is principally engaged in the provision of data and operation monitoring solutions, for a consideration of RMB100.

        In July 2020, Qiniu Information acquired 30% equity interest of a private company, which is principally engaged in the provision of peer to peer content delivery network services, at a cash consideration of RMB36,000. In connection with this transaction, the Group also obtained an option from the investee's founders to acquire the remaining equity interests of the investee within two years based on certain purchase prices as specified in the agreement. The call option was not accounted for as a derivative because the contract does not permit net settlement, nor it can be readily settled net by a means outside the contract, nor it can provide for delivery of an asset that puts the holders in a position not substantially different from net settlement. As the initial fair value of the call option was immaterial, the Group allocated the entire purchase price to the 30% equity investment in the investee. The Group accounted for its investment in the investee as equity securities because the investment contains substantive liquidation preference and does not meet the criteria of in-substance common stock. As the investment does not have readily determinable fair value, the Group measured the investment at cost adjusted for changes resulting from impairments, if any, and observable price changes in orderly transactions for the identical or similar securities of the same issuer.

        On May 29, 2020, as a result of a third-party investment in one of the Company's investees, the Group lost its ability to exercise significant influence over the investee. As a result, the Group measured the remaining equity interest of the investee it held using the measurement alternative and recorded a gain from disposal of an equity method investment in the amount of RMB673.

        The Group accounts for these investments as equity securities since these investments do not have readily determinable fair value. The Group measures equity securities without readily determinable fair value at cost less any impairments, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar securities of the same issuer. There is no orderly transaction for an identical or a similar investment of these companies for the year ended December 31, 2019. A gain of RMB1,396 was recognised relating to one equity security based on observable price in orderly transactions for the similar securities of the same issuer in September 2020. No impairment on these investments was recognised for the years ended December 31, 2019 and 2020.

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

6. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net, as of December 31, 2019 and 2020 consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Servers and computer equipment	358,772	365,213
Leasehold improvements	14,479	14,479
Office equipment and furniture	12,150	12,150

Property and Equipment	385,401	391,842
Less: Accumulated depreciation	(190,120)	(252,440)

Property and Equipment, net	195,281	139,402

        The carrying amounts of the Company's property and equipment, net, acquired under capital leases as of December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Servers and computer equipment	36,580	36,580
Office equipment and furniture	4,229	—

Property and Equipment	40,809	36,580
Less: Accumulated depreciation	(11,138)	(16,791)

Property and Equipment, net	29,671	19,789

        As of December 31, 2019 and 2020, the carrying amounts of the Company's property and equipment, net, acquired under capital leases of RMB26,720 and RMB19,789 were pledged to the lessors, respectively.

        Depreciation expenses on property and equipment were allocated to the following expense items:

	Year ended December 31,
	2019	2020
	RMB	RMB
Cost of revenues	63,693	59,802
Research and development expenses	4,042	2,097
Selling and marketing expenses	1,141	1,181
General and administrative expenses	2,998	3,196

Total gross depreciation expenses	71,874	66,276

        The Group entered into agreements with an investee to sublease servers. Sublease rental income of RMB3,537 and RMB779 was recognised as reductions of depreciation expenses, for the years ended December 31, 2019 and 2020, respectively.

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

7. INTANGIBLE ASSETS, NET

        The following tables summarize the Company's intangible assets as of December 31, 2019 and 2020.

	As of December 31, 2019
	Gross carrying amount	Accumulated amortisation	Net carrying amount
	RMB	RMB	RMB
Software	6,672	(3,847)	2,825

	As of December 31, 2020
	Gross carrying amount	Accumulated amortisation	Net carrying amount
	RMB	RMB	RMB
Software	6,672	(5,140)	1,532

        Amortisation expenses for intangible assets were RMB1,221 and RMB1,293 for the years ended December 31, 2019 and 2020, respectively.

        As of December 31, 2020, the estimated amortisation expense for the next five years is as follows:

Year ended December 31,	RMB
2021	1,231
2022	301
2023 and thereafter	—

8. BORROWINGS

	As of December 31,
	2019	2020
	RMB	RMB
Secured bank loans	40,000	10,000
Current portion of other secured borrowings	13,583	2,013

Short-term borrowings and current portion of long-term borrowings	53,583	12,013

Other secured borrowings	2,013	—

Long-term borrowings	2,013	—

        In February and September of 2019, the Group borrowed two one-year loans from the Bank of Shanghai and Shanghai Pudong Development Bank ("SPDB"), and drew down an amount of RMB10,000 and RMB30,000 secured bank loans from the two banks, respectively, in 2019. The loans were fully repaid on February 1, 2020 and September 29, 2020, respectively.

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

8. BORROWINGS (Continued)

        In January, February and March of 2020, the Group entered into three one-year loans with Bank of Jiangsu and drew down a total of RMB20,000 secured bank loans for purpose of working capital in 2020. The loans of RMB10,000 were repaid to Bank of Jiangsu on March 18, 2020.

        As of December 31, 2019 and 2020, the Group's short-term secured bank loans bear a weighted average interest rate of 5.17% and 4.55% per annum, respectively. All short-term secured bank loans mature at various times within one year and contain no renewal terms.

        As of December 31, 2019, accounts receivable of the Group in the amount of RMB21,271 and RMB6,266 were pledged to short-term secured bank loans from Shanghai Pudong Development Bank and Bank of Shanghai, respectively. As of December 31, 2020, accounts receivable of the Group in the amount of RMB2,863 were pledged to short-term secured bank loans from Bank of Jiangsu.

        In 2017 and 2018, the Group borrowed four three-year secured borrowings from a third-party leasing company, and drew down RMB35,600 and RMB30,000 for the years ended December 31, 2017 and 2018, respectively.

        As of December 31, 2019 and 2020, other secured borrowings carried an interest rate of 6.35% per annum.

        As of December 31, 2019 and 2020, property and equipment with net carrying amount of RMB37,359 and RMB12,957 were pledged as securities for other secured borrowings, respectively.

        The aggregate maturities of the above long-term borrowings for each year subsequent to December 31, 2020 are as follows:

Year ending December 31,	RMB
2021	2,013
2022 and thereafter	—

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2019	2020
	RMB	RMB
Capital lease obligations	11,024	3,521
Accrued payroll and social insurance	43,229	54,675
Individual income taxes payables	3,126	3,461
Accrued payables for network bandwidth	39,822	75,001
Accrued payables for hardware	—	14,772
Accrued payables for rental expenses	1,721	527
Other payables	8,459	7,463

Accrued Expenses and Other Current Liabilities	107,381	159,420

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

10. LEASES

Capital leases

        The Group's capital lease obligations are summarized as follows:

	As of December 31, 2019		As of December 31, 2020
	Present value of the minimum lease payments	Total minimum lease payments	Present value of the minimum lease payments	Total minimum lease payments
	RMB	RMB	RMB	RMB
Within 1 year	11,024	12,178	3,521	3,632
After 1 year but within 2 years	3,492	3,604	—	—

	14,516	15,782	3,521	3,632
Less: total future interest expenses		(1,266)		(111)

Present value of lease obligations		14,516		3,521

Including:
Current portion		11,024		3,521
Non-current portion		3,492		—
        In 2018, the Group entered into four lease agreements to lease servers and computer equipment from a third party lessor. The leases have a lease term of 3 years from 2018 to 2021. The Group determined that all leases were capital leases as the agreements have a bargain purchase option. Accordingly, on the respective lease commencement date, the Group recorded capital lease assets and capital lease obligations at an amount equal to the present value of the minimum lease payments in the aggregate amount of RMB36,580.

        In 2017 and 2018, the Group entered into two lease agreements to lease office equipment from third party lessors. The leases have a lease term of two years. The Group determined that both leases were capital leases as the agreements have a bargain purchase option. Accordingly, on the respective lease commencement date, the Group recorded capital lease assets and capital lease obligations at an amount equal to the present value of the minimum lease payments in the aggregate amount of RMB6,289.

Operating leases

        The Group leases its offices under non-cancellable lease agreements that are classified as operating leases. All of the Group's operating leases expire in 2021. Gross rental expenses were RMB16,789 and RMB 12,330 for the years ended December 31, 2019 and 2020, respectively.

        Future minimum operating lease payments as of December 31, 2020 are summarized as follow:

Year ended December 31,	RMB
2021	7,415
2022 and thereafter	—

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

10. LEASES (Continued)

        The Group entered into agreements with one investee to sublease servers and office. Sublease rental income of RMB1,679 and RMB1,439 was recognised as reductions of gross rental expense for the years ended December 31, 2019 and 2020, respectively.

11. OTHER LONG-TERM LIABILITIES

	As of December 31,
	2019	2020
	RMB	RMB
Capital lease obligations	3,492	—
Deferred income relating to government grant	5,004	3,660

Other long-term liabilities	8,496	3,660

12. REDEEMABLE CONVERTIBLE PREFERRED SHARES

        On February 24, 2012, the Company issued 12,500,000 Series A Redeemable Convertible Preferred Shares ("Series A Preferred Shares") at US$0.08 per share with a total consideration of US$1,000 (equivalent to RMB6,292).

        On February 4, 2013, the Company issued 18,750,000 Series B Redeemable Convertible Preferred Shares ("Series B Preferred Shares") at US$0.27 per share with a total consideration of US$5,063 (equivalent to RMB31,825).

        On July 11, 2014, the Company issued 4,035,714 Series C-1 Redeemable Convertible Preferred Shares ("Series C-1 Preferred Shares") and 20,178,639 Series C-2 Redeemable Convertible Preferred Shares ("Series C-2 Preferred Shares") at US$0.74 and US$0.83 per share, respectively with total consideration of US$3,000 (equivalent to RMB18,396) and US$16,667 (equivalent to RMB102,449), respectively.

        On November 20, 2014, one third party investor purchased 4,842,860 ordinary shares from the founders with a total consideration of US$3,600 (equivalent to RMB22,112) and these shares were then redesignated to Series C-1 Preferred Shares.

        Series C-1 Preferred Shares and Series C-2 Preferred shares are collectively referred to as Series C Preferred Shares.

        On October 13, 2015 and January 8, 2016, the Company issued in aggregate 28,651,471 Series D Redeemable Convertible Preferred Shares ("Series D Preferred Shares") at US$1.92 per share with a total consideration of US$55,036 (equivalent to RMB351,487).

        On July 12, 2017, two third party investors purchased 26,361,946 preferred shares including 7,272,268 Series A Preferred Shares, 9,544,839 Series B Preferred Shares, 1,409,158 Series C-1 Preferred Shares and 8,135,681 Series C-2 Preferred Shares from Series A, B, C Preferred Shares Holders with total consideration of US$46,483 (equivalent to RMB314,048) and these shares were then redesignated to Series E-1 Redeemable Convertible Preferred Shares ("Series E-1 Preferred Shares").

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

12. REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

        On December 28, 2017, the Company issued 944,863 Series E-1 Preferred Shares at US$1.76 per share with total consideration of US$1,666 (equivalent to RMB10,842).

        On July 12, 2017 and December 28, 2017, the Company issued in aggregate 37,672,523 Series E-2 Redeemable Convertible Preferred Shares ("Series E-2 Preferred Shares") at US$2.20 per share with total consideration of US$83,033 (equivalent to RMB558,992).

        Series E-1 Preferred Shares and Series E-2 Preferred Shares are collectively referred to as Series E Preferred Shares.

        On October 26, 2018, July 25, 2019 and August 9, 2019, the Company issued in aggregate 12,916,920 Series F Redeemable Convertible Preferred Shares ("Series F Preferred Shares") at US$3.34 per share with a total consideration of US$43,203 (equivalent to RMB300,364), among which US$28,000 (equivalent to RMB194,961), US$14,603 (equivalent to RMB101,186) and US$600 (equivalent to RMB4,217) were received in 2018, 2019 and 2020, respectively.

        On May 27, 2020, the Company issued 14,949,256 Series F-1 Redeemable Convertible Preferred Shares ("Series F-1 Preferred Shares") at US$3.34 per share with total consideration of US$50,000 (equivalent to RMB354,410) to EverestLu Holding Limited ("EverestLu"). The terms of Series F-1 Preferred Shares are identical to that of Series F Preferred Shares. Series F-1 Preferred Shares and Series F Preferred Shares are collectively referred to as Series F Preferred Shares in the table as below.

        The above-mentioned Series A to F Redeemable Convertible Preferred Shares are collectively referred to "Preferred Shares."

        As of December 31, 2020, the Company's Preferred Shares consisted of the following:

Series	Shares Authorised, Issued and Outstanding	Issuance Price Per Share	Carrying amount		Redemption Amount		Liquidation Preference
		US$	US$	RMB	US$	RMB	US$	RMB
A	5,227,732	0.08	836	5,458	836	5,458	418	2,727
B	9,205,161	0.27	3,728	24,325	3,728	24,325	2,485	16,214
C-1	7,469,416	0.74	8,329	54,344	8,329	54,344	5,553	36,233
C-2	12,042,958	0.83	14,920	97,355	14,920	97,355	9,947	64,903
D	28,651,471	1.92	82,554	538,657	82,554	538,657	55,036	359,104
E-1	27,306,809	1.76	72,223	471,251	72,223	471,251	48,149	314,167
E-2	37,672,523	2.20	124,549	812,673	124,549	812,673	83,032	541,782
F	27,866,176	3.34	130,484	851,393	130,484	851,393	93,203	608,142

	155,442,246		437,623	2,855,456	437,623	2,855,456	297,823	1,943,272

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

12. REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

        The Company's Preferred Shares activities for the years ended December 31, 2019 and 2020 consisted of the following:

	Series A Preferred Shares	Series B Preferred Shares	Series C-1 Preferred Shares	Series C-2 Preferred Shares	Series D Preferred Shares	Series E-1 Preferred Shares	Series E-2 Preferred Shares	Series F Preferred Shares	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	5,741	25,587	57,163	102,402	566,585	495,684	854,808	274,802	2,382,772
Issuance for cash	—	—	—	—	—	—	—	101,186	101,186
Issuance costs	—	—	—	—	—	—	—	(2,051)	(2,051)
Accretion of preferred shares	—	—	—	—	—	—	—	42,772	42,772
Foreign currency translation adjustment	94	421	941	1,686	9,329	8,161	14,075	5,236	39,943

Balance as of December 31, 2019	5,835	26,008	58,104	104,088	575,914	503,845	868,883	421,945	2,564,622
Issuance for cash	—	—	—	—	—	—	—	354,410	354,410
Issuance costs	—	—	—	—	—	—	—	(9,857)	(9,857)
Accretion of preferred shares	—	—	—	—	—	—	—	151,837	151,837
Foreign currency translation adjustment	(377)	(1,682)	(3,760)	(6,734)	(37,257)	(32,594)	(56,210)	(66,942)	(205,556)

Balance as of December 31, 2020	5,458	24,326	54,344	97,354	538,657	471,251	812,673	851,393	2,855,456

        As of December 31, 2020, the preferred shares are currently redeemable at the option of the holders of Preferred Shares and the aggregate redemption amount for the preferred shares is RMB2,855,456. See Note 21 on the subsequent extension of the redemption date of Preferred Shares.

        The rights, preferences and privileges of the Preferred Shares are as follows:

Redemption Rights

        The investors of Preferred Shares have a right to require the Company to redeem their investments, at any time upon the earlier occurrence of (i) Series A Preferred Shareholders decide to exercise its redemption right (Series A Preferred Shares holders have the right to require the Company to redeem all of the then issued and outstanding shares at any time commencing on June 30, 2016), or (ii) Certain contractual arrangements have been terminated without the approval of the Board (including affirmative votes of all the Preferred Directors).

        The redemption price is 200% of the original investment amount for Series A investors, 150% of the original investment amount for Series B to E-2 investors and 140% of the original investment amount for Series F investors. In the event that any other class share issued in any future financing of the Company is granted a redemption price calculated in a manner which is more favourable, the price is subject to change, recalculated in a manner no less favourable than that of such other class share.

        The redemption preference from high priority to low priority is as follows in sequence: Series F Preferred Shares, Series E-2 Preferred Shares, Series D Preferred Shares, Series E-1 Preferred Shares, Series C Preferred Shares, Series B Preferred Shares, and Series A Preferred Shares.

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

12. REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

Conversion Rights

        Each Preferred Share may, at the option of the holders, be converted at any time after the original issue date into fully-paid and non-assessable ordinary shares at an initial conversion ratio of 1:1 subject to (i) Adjustment for Share Splits and Combinations; (ii) adjustment for Ordinary Share Dividends and Distributions; (iii) adjustments of other dividends; (iv) adjustments for reorganizations, mergers, consolidations, reclassifications, exchanges, substitutions; (v) sales of shares below the conversion price; (vi) other dilutive events. Each Preferred Share shall automatically be converted into ordinary shares, at the applicable then-effective conversion price upon the earlier of (a) the closing of a qualified IPO, or (b) the date specified by written consent or agreement of the holders of a majority of each round of preferred shares with respect to each round of Preferred Shares.

Voting Rights

        Each Preferred Share has voting rights equivalent to the number of ordinary shares into which such Preferred Shares could be then convertible.

Dividend Rights

        Non-cumulative dividends per Preferred Share of 8% per annum when and if declared by the board of the Company, prior and in preference to holders of all other current or future class or series of shares of the Company, including the ordinary shares. After the preferential dividends have been paid in full or declared and set apart in any fiscal year of the Company, any additional dividends out of funds legally available therefor may be declared in that fiscal year for the ordinary shares and, if such additional dividends are declared, then such additional dividends shall be declared pro rata on the ordinary shares and all Preferred Shares on an as-converted basis.

Liquidation Preferences

        In the event of any liquidation, holders of the Preferred Shares shall be entitled to receive, prior and in preference to any distribution or payment shall be made to the holders of any ordinary shares, the liquidation preference amount per share is equal to one hundred percent (100%) of the original issue price on each Preferred Share (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), as the case may be, plus all dividends accrued and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series A to F Preferred Shares then held by such holder.

        In the event that the amount to be received in connection with the liquidation preference by the holder of any other class share (other than Series A to F Preferred Shares) issued in any future financing of the Company is calculated in a more favourable manner (i.e. by multiplying a higher percentage of the original investment amount) than that in connection with the Preferred Shares' liquidation preference, the calculation method of the amount to be received by the holders of Series A to F Preferred Shares shall be automatically adjusted to ensure that the liquidation preference of the Series A to F Preferred Shares shall be calculated in a manner no less favourable than that of such other class share. If, upon the occurrence of a liquidation event, the assets of the Company are insufficient to make payment of the foregoing amounts in full on all the Preferred Shares, then such

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

12. REDEEMABLE CONVERTIBLE PREFERRED SHARES (Continued)

assets shall be distributed among the holders of Preferred Shares, ratably in proportion to the full amounts to which they would otherwise be respectively entitled thereon.

        Liquidation preference is as follows in sequence: Series F Preferred Shares, Series E-2 Preferred Shares, Series D Preferred Shares, Series E-1 Preferred Shares, Series C Preferred Shares, Series B Preferred Shares and Series A Preferred Shares.

        After distribution or payment in full of the amount distributable or payable on the Preferred Shares, the remaining assets of the Company available for distribution to the Shareholders shall be distributed ratably among the holders of issued and outstanding ordinary shares and holders of the Preferred Shares on an as-converted basis.

        If the Company increases its share capital at a price lower than the price paid by the investors on a per share basis, the investors have a right to require the Company to issue new shares for nil consideration (or nominal consideration) to the investors, so that the total amount paid by the investors divided by the total amount of share capital obtained is equal to the price per share in the new issuance.

        The Company classified Preferred Shares as mezzanine equity in the consolidated balance sheets since they are contingently redeemable upon occurrence of certain events outside of the Company's control. The Company concluded the embedded conversion and redemption option of Preferred Shares did not need to be bifurcated pursuant to ASC 815, Derivatives and Hedging, because these terms do not permit net settlement, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the holders in a position not substantially different from net settlement. The Company also determined that there was no beneficial conversion feature attributable to Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company's ordinary shares at the relevant commitment dates. The fair value of the Company's ordinary shares on the commitment date was estimated by management with the assistance of an independent valuation firm. The Company recognised changes in the redemption value immediately as they occur and adjust the carrying value of the Preferred Shares to equal the redemption value at the end of each reporting period, as if it were also the redemption date of the Preferred Shares.

13. ORDINARY SHARES

        As of December 31, 2019 and 2020, the Company's authorised ordinary shares were 359,507,010 and 344,557,754 with par value of US$0.0001 per share, respectively. The number of ordinary shares issued and outstanding was 48,657,140 as of December 31, 2019 and 2020.

14. SHARE-BASED COMPENSATION

        On January 14, 2013, the board of directors of the Company approved the establishment of a share option scheme which was then supplemented on June 13, 2014, July 12, 2017 and October 25, 2018, with the purpose of attracting, motivating, retaining and rewarding certain employees and directors. The maximum number of shares that may be issued under this option scheme shall be 18,107,143 ordinary shares. The share option scheme was effective since 2013, authorising the directors of the Company at their discretion to grant employees of the Group options at agreed considerations

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

14. SHARE-BASED COMPENSATION (Continued)

to subscribe for shares of the Company. As a result of repurchase of vested options from former employees in 2020, the maximum number of shares that may be issued under the option scheme has reduced to 14,864,421 shares.

        The share options shall vest in four years with graded vesting terms, on condition that employees remain in service. For Type A vesting schedule, a certain percentage (10%-25%) of the aggregate number of granted share options are vested immediately upon the grant date and remaining granted share options are vested in equal tranches every month over the next 48 months. For Type B vesting schedule, a certain percentage (0%-20%) of the aggregate number of granted share options are vested immediately upon the grant date and remaining granted share options are vested in equal tranches at first, second, third and fourth anniversary of the grant date. For Type C vesting schedule, 25% of the granted share options are vested on the first anniversary of the grant date and remaining granted share options are vested in equal tranches every month over the next 36 months.

        The Group repurchased 3,242,722 vested options from former employees in exchange for a total consideration of US$3,607 (equivalent to RMB24,867) in cash for the year ended December 31, 2020. The repurchased shares options were cancelled from the option scheme. The amount was recorded against additional paid-in-capital and once the additional paid-in-capital had been exhausted, additional charges were recorded by increasing the accumulated deficit. The number of shares issuable under the Company's option scheme is reduced by the number of vested options repurchased from former employees.

        Under the share option scheme, 5,052,000 and 3,556,500 share options were granted to directors and employees for the years ended December 31, 2019 and 2020, respectively. A summary of the share options activities for the year ended December 31, 2020 is presented below:

	Number of shares	Weighted average exercise price	Weighted average grant- date fair value	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$		US$
Outstanding at January 1, 2020	14,079,920	1.21	0.72
Granted	3,556,500	1.94	1.59
Expired	(347,750)	0.98	0.64
Forfeited	(1,997,946)	1.62	1.05
Repurchased	(3,242,722)	0.99	0.66

Outstanding at December 31, 2020	12,048,002	1.42	0.94

Vested and expected to vest as of December 31, 2020	12,048,002	1.42	0.94	7.12	34,616

Exercisable as of December 31, 2020	6,308,543	0.94	0.56	5.39	21,156

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

14. SHARE-BASED COMPENSATION (Continued)

        The fair values of the options granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used:

Year ended December 31,
Grant dates:	2019	2020
	RMB	RMB
Risk-free rate of return	2.0% - 2.4%	0.8% - 1.2%
Volatility	51.7% - 51.9%	51.9% - 53.6%
Expected dividend yield	0.0%	0.0%
Exercise multiple	2.2 - 2.8	2.2 - 2.8
Fair value of underlying ordinary share	US$1.85 - US$1.98	US$2.00 - US$4.30
Expected terms	10 years	10 years

        The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company's options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Company's options in effect at the option valuation date. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. Expected term is the contract life of the option.

        The weighted average grant date fair value of the share options granted for the years ended December 31, 2019 and 2020 was US$1.03 and US$1.59 per option, respectively. The aggregate fair value of the share options vested for the years ended December 31, 2019 and 2020 was RMB14,251 and RMB8,800, respectively. Compensation expense recognised for share options for the years ended December 31, 2019 and 2020 is allocated to the following expense items.

	Year ended December 31,
	2019	2020
	RMB	RMB
Cost of revenues	(585)	487
Research and development expenses	4,432	5,506
Selling and marketing expenses	3,825	4,886
General and administrative expenses	15,814	610

Total share compensation expenses	23,486	11,489

        As of December 31, 2020, RMB33,895 of total unrecognised compensation expense related to share options is expected to be recognised over a weighted-average period of 1.49 years. Total unrecognised compensation cost may be adjusted for actual forfeitures occurring in the future.

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

15. FAIR VALUE MEASUREMENT

        The following tables present the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2019 and 2020, respectively:

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total Fair Value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
Short-term investments	—	39,000	—	39,000
Long-term investments
Available-for-sale debt securities	—	—	15,053	15,053

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total Fair Value
	RMB	RMB	RMB	RMB
Long-term investments
Available-for-sale debt securities	—	—	17,811	17,811

        The tables below reflect the reconciliation from the opening balances to the closing balances for recurring fair value measurements of the fair value hierarchy for the years ended December 31, 2019 and 2020:

		Year ended December 31, 2019
				Gains or Loss
	January 1, 2019	Purchase	Sell	Included in Earnings	Included in Other Comprehensive Loss	December 31, 2019
	RMB	RMB	RMB	RMB	RMB	RMB
Assets
Short-term investments
Short-term investments	—	342,350	304,038	688	—	39,000
Long-term investments
Available-for-sale debt securities	—	3,515	—	(1,768)	13,306	15,053

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

15. FAIR VALUE MEASUREMENT (Continued)

		Year ended December 31, 2020
				Gains or Loss
	January 1, 2020	Purchase	Sell	Included in Earnings	Included in Other Comprehensive Loss	December 31, 2020
	RMB	RMB	RMB	RMB	RMB	RMB
Assets
Short-term investments
Short-term investments	39,000	503,900	543,989	1,089	—	—
Long-term investments
Available-for-sale debt securities	15,053	—	—	—	2,758	17,811

        The Group measured the fair values of available-for-sale debt securities based on the market approach when no recent transactions are available. The market approach takes into consideration a number of factors in the industry as well as the risk-free rate of return and volatility, and requires the Company to make certain assumptions and estimates regarding industry factors. Specifically, some of the significant unobservable inputs included the possibility of different scenario as well as related volatility. The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair values.

	As of December 31,
	2019	2020
	RMB	RMB
Risk-free rate of return	2.9%	2.9%
Range of volatility	40.9% - 55.4%	37.2% - 43.8%
Weighted-average of volatility	49.7%	40.3%

16. INCOME TAX

a)
Income tax

British Virgin Islands

        Under the current laws of British Virgin Islands, the Company is not subject to tax on income or capital gain. Additionally, British Virgin Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong S.A.R.

        Under the current Hong Kong S.A.R. Inland Revenue Ordinance, the Company's Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R. The first HK$ 2 million of assessable profits earned by a company will be taxed at 8.25% whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Payments of dividends by the Hong Kong S.A.R. subsidiary to the Company is not subject to withholding tax in Hong Kong S.A.R.

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

16. INCOME TAX (Continued)

        No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong has no assessable profits for the years ended December 31, 2019 and 2020.

The PRC

        The Group's PRC subsidiaries and the VIEs are subject to the PRC Corporate Income Tax Law ("CIT Law") and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

        Entities that qualified as small and low profit enterprise are entitled to a preferential income tax rate of 5% (for taxable income less than RMB1,000) or 10% (for taxable income ranging from RMB1,000 to RMB3,000). Shanghai Kongshan, Beijing Kongshan, and Qiniu Internet were qualified as small and low profit enterprise and enjoyed the preferential income tax rate of 5% for the years ended December 31, 2019 and 2020.

        Qiniu Information obtained its certificate of high-technology enterprise on December 6, 2019 with an effective period of three years. Therefore, Qiniu Information was entitled to a preferential income tax rate of 15% from 2019 to 2021.

        The components of loss before income taxes are as follows:

	Year ended December 31,
	2019	2020
	RMB	RMB
The PRC, excluding Hong Kong S.A.R.	(125,872)	(16,882)
Hong Kong S.A.R and overseas entities	(2,372)	(2,401)

Total	(128,244)	(19,283)

        For the year ended December 31, 2019 and 2020, there are no current and deferred income tax expenses recorded in the Group's consolidated financial statements.

        Reconciliation of the differences between PRC statutory income tax rate and the Group's effective income tax rate for the year ended December 31, 2019 and 2020 are as follows:

	Year ended December 31,
	2019	2020
	RMB	RMB
Computed expected income tax benefit at the PRC statutory tax rate of 25%	(25.0%)	(25.0%)
Effect of tax rate differential for non-PRC entities	0.5%	3.1%
Effect of preferential tax rate	18.8%	50.7%
Effect of non-deductible expenses	2.2%	58.4%
Expiration of net operating loss carry forwards	—	12.5%
Research and development expenses additional deduction	(3.2%)	(25.9%)
Change in valuation allowance	6.7%	(73.8%)

Actual income tax expense	—	—

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

16. INCOME TAX (Continued)

b)
Deferred income tax assets

	As of December 31,
	2019	2020
	RMB	RMB
Net operating loss carry forwards	60,279	48,647
Allowance for doubtful accounts	1,271	1,277
Government grant	751	549

Total Deferred income tax assets, gross	62,301	50,473

Less: valuation allowance	(62,301)	(48,063)

Deferred income tax assets, net	—	2,410

Unrealised holding gains on available-for-sale debt securities	—	(2,410)

Total deferred income tax liability, gross	—	(2,410)

Net deferred income tax assets	—	—

        As of December 31, 2020, the Group had net operating loss carry forwards of approximately RMB675,134 attributable to the PRC subsidiaries and the VIEs. The loss carried forward of the PRC companies will expire during the period from year 2021 to year 2030.

        A valuation allowance is provided against deferred income tax assets when the Group determines that it is more-likely-than-not that the deferred income tax assets will not be utilized in the foreseeable future. In making such determination, the Group evaluates a variety of factors including the Group's operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

        As of December 31, 2019 and 2020, the valuation allowance of RMB62,301 and RMB48,063 were related to the deferred income tax assets of the PRC entities which were in loss position. Since these entities have incurred accumulated net operating losses for income tax purposes since their inception, the Group has provided full valuation allowance for the net deferred income tax assets as of December 31, 2019 and 2020.

        Changes in valuation allowance are as follows:

	Year ended December 31,
	2019	2020
	RMB	RMB
Balance at the beginning of the year	53,709	62,301
Increases (decreases)	8,592	(11,822)
Amount expired during the year	—	(2,416)

Balance at the end of the year	62,301	48,063

        According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

16. INCOME TAX (Continued)

the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company's PRC subsidiary and the VIEs for the years from 2015 to 2020 are open to examination by the PRC tax authorities.

17. NET LOSS PER SHARE

        The following table sets forth the basic and diluted net loss per ordinary share computation and provides a reconciliation of the numerator and denominator for the year presented:

	Year ended December 31,
	2019	2020
Numerator:
Net loss	(128,244)	(19,283)
Accretion of Redeemable Convertible Preferred Shares	(42,772)	(151,837)

Numerator for basic and diluted net loss per ordinary share calculation	(171,016)	(171,120)

Denominator:
Weighted average number of ordinary shares	48,657,140	48,657,140

Denominator for basic and diluted net loss per ordinary share calculation	48,657,140	48,657,140

Net loss per ordinary share attributable to ordinary shareholders
—Basic and diluted	(3.51)	(3.52)

        The potentially dilutive securities that have not been included in the computation of diluted net loss per share as their inclusion would be antidilutive are as follows:

	Year ended December 31,
	2019	2020
Share options	14,079,920	12,048,002
Redeemable Convertible Preferred Shares	140,492,990	155,442,246

18. REVENUES

        The Group's revenues are disaggregated by major products/service lines, timing of revenue recognition and geographic information as follows:

	Year ended December 31,
Major products/services lines	2019	2020
	RMB	RMB
MPaaS solution services	779,764	1,027,512
DPaaS solution services	5,637	11,694
Other cloud services	39,562	50,008

Revenues	824,963	1,089,214

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

18. REVENUES (Continued)

	Year ended December 31,
Timing of revenue recognition	2019	2020
	RMB	RMB
Revenue from goods or services transferred to customers over time	799,077	967,718
Revenue from goods or services transferred to customers at a point in time	25,886	121,496

Revenues	824,963	1,089,214

Geographic information

        96.5% of the property and equipment of the Group are physically located in the PRC. The geographical location of customers is based on the location at which the customers operate and all of the Group's revenue is derived from operations in the PRC for the years ended December 31, 2019 and 2020.

Contract Liabilities

        As of December 31, 2019 and 2020, the amount of contract liabilities is RMB 105,196 and RMB99,473, respectively. Changes in the contract liabilities balance for the year ended December 31, 2020 are as follows:

Year ended December 31,
2020
RMB
Balance at the beginning of the year (including amounts due to related parties of RMB809)	106,005
Revenue recognised from opening balance of contract liabilities	(68,910)
Increase due to cash received	241,867
Revenue recognised from cash received during the year	(178,892)

Balance at the end of the year (including amounts due to related parties of RMB597)	100,070

        As of December 31, 2020, the aggregate amount of transaction price allocated to the remaining performance obligations under the Group's existing contracts whose original expected duration is more than one year is RMB6,017. This amount represents revenue expected to be recognised in the future from the provision of maintenance services. The Group will recognise the revenue in future during the maintenance service period, which is expected to occur over the next 12 months to 60 months.

        The Group has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

19. COMMITMENTS AND CONTINGENCIES

        The Group's lease commitments are disclosed in Note 10. Except for those disclosed in Note 8, Note 10 and Note 11, the Group did not have any other commitments or long-term obligations as of December 31, 2020.

20. RELATED PARTY TRANSACTIONS

Related party transactions

        During the years ended December 31, 2019 and 2020, the related parties of the Company are as follows:

Name of party	Relationship
Alibaba and its subsidiaries ("Alibaba Group")	Entities controlled by an investor who has significant influence over the Company
Hangzhou Oudun Qiniu Technology Co., Ltd.	Entity which is significantly influenced by the Group
Hangzhou Yima Technology Co., Ltd.	Entity which is significantly influenced by the Group
Shanghai Shanma Intelligent Technology Co., Ltd	Entity which is significantly influenced by the Group
Shanghai Jingduo Information Technology Co., Ltd.	Entity which is significantly influenced by the Group
Shanghai Lingmi Information Technology Co., Ltd.	Entity which is significantly influenced by the Group
Beijing Taiwu Network Technology Co., Ltd.	Entity which is significantly influenced by the Group
Beijing Kongji Technology Co., Ltd ("Beijing Kongji")	Entity which is significantly influenced by the founder

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

20. RELATED PARTY TRANSACTIONS (Continued)

        During the years ended December 31, 2019 and 2020, the Group entered into the following material related party transactions:

	Year ended December 31,
	2019	2020
	RMB	RMB
Revenues:
PaaS solution services to Alibaba Group(i)	552	56,298
PaaS solution services to other related parties(i)	428	2,283
Costs:
Purchase of cloud services and hardware from Alibaba Group(ii)	289,124	378,614
Purchase of licence and outsourced services(iii)	3,269	8,013
Investing activities:
Advances to executive management(iv)	2,252	6,231
Collection of advances to executive management(iv)	4,565	9,725
Loans provided to investees(v)	3,700	2,000
Collection of loans provided to investees(v)	3,700	—
Expenses paid on behalf of related parties:
Expenses paid on behalf of investees(vi)	1,148	220
Others
Provision of leasing services(vii)	5,216	2,218

Related party balances

        The outstanding balances mainly arising from the above transactions as of December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Amounts due from related parties(i)(iv)(v)(vi)(vii)	8,148	21,291
Amounts due to related parties(i)(ii)(iii)	84,413	93,785

(i)
The Group provided PaaS solution services to certain subsidiaries of Alibaba Group and other related parties. Amounts due from related parties include receivables from Alibaba Group and other related parties in the amount of RMB89 and RMB9, respectively, as of December 31, 2019, in connection with the delivery of PaaS solution services. Amounts due from related parties include receivables from Alibaba Group and other related parties in the amount of RMB15,456 and RMB14, respectively, as of December 31, 2020, in connection with the delivery of PaaS solution services. Amounts due to related parties include contract liabilities of RMB809 from Alibaba Group as of December 31, 2019. Amounts due to related parties include contract liabilities to Alibaba Group and other

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

20. RELATED PARTY TRANSACTIONS (Continued)

  related parties in the amount of RMB455 and RMB142 as of December 31, 2020, respectively.

(ii)
The Group purchased cloud services and hardware from Alibaba Group. Amounts due to related parties include payables to Alibaba Group in the amount of RMB81,713 and RMB86,799 as of December 31, 2019 and 2020, respectively.

(iii)
The Group purchased licence and outsourced services from Shanghai Shanma and Shanghai Jingduo and other related parties for the year ended December 31, 2019 and from Shanghai Shanma, Shanghai Jingduo, Beijing Taiwu and other related parties for the year ended December 31, 2020. Amounts due to related parties include payables to Shanghai Shanma of RMB1,891 and RMB5,972 as of December 31, 2019 and 2020, respectively. Amounts due to related parties include payables to Beijing Taiwu and other related parties of RMB272 and RMB145 as of December 31, 2020, respectively.

(iv)
For the years ended December 31, 2019 and 2020, the Group paid advances of RMB2,252 and RMB6,231 to executive management which are interest free and due on demand, respectively. For the years ended December 31, 2019 and 2020, the Group collected RMB4,565 and RMB9,725 from executive management, respectively. Amounts due from related parties include advances due from executive management in the amount of RMB3,494 and nil as of December 31, 2019 and 2020, respectively.

(v)
In April 2019, the Group provided loans of RMB3,700 to Shanghai Shanma which were interest free and due on demand. The loans to Shanghai Shanma were collected in full in June 2019.

In March 2020, the Group provided loans of RMB2,000 to Beijing Taiwu which were interest-free and due on demand. The amounts due from related parties include loans to Beijing Taiwu of RMB2,000 as of December 31, 2020.

(vi)
The Group paid certain expenses on behalf of Shanghai Shanma and Shanghai Jingduo. As of December 31, 2019 and 2020, the amount paid on behalf of Shanghai Shanma in the amount of RMB774 and RMB168, respectively, were included in amounts due from related parties. As of December 31, 2019, expenses paid on behalf of Shanghai Jingduo were fully collected. The Group did not make any payment on behalf of Shanghai Jingduo for the year ended December 31, 2020.

(vii)
The Group leased servers and office areas to its investee, Shanghai Shanma, for the years ended December 31, 2019 and 2020. Amounts due from Shanghai Shanma include sublease receivable of RMB3,782 as of December 31, 2019, which has been set off against the Group's investment to acquire equity interest of Shanghai Shanma in the amount of RMB1,747. Amounts due from Shanghai Shanma include sublease receivable of RMB 3,653 as of December 31, 2020.

21. SUBSEQUENT EVENTS

        Management has considered subsequent events through March 17, 2021, which was the date the consolidated financial statements were issued.

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

21. SUBSEQUENT EVENTS (Continued)

Extension of the redemption date of Preferred Shares

        A letter of undertaking was signed by the Company's Redeemable Convertible Preferred Shares investors in January 2021 and all investors have undertaken that they will not exercise their redemption rights at any time on or before December 31, 2022.

Novel coronavirus (COVID-19) impact

        Since December 2019, the outbreak of COVID-19 has resulted in prolonged mandatory quarantines, lockdown, closures of businesses and facilities, travel restrictions and social distancing guidelines imposed by the governments worldwide. The Group experienced both adverse and positive impact of the business. Adverse impacts include lengthening of the sales cycle for some prospective customers and delays in the delivery of cloud solution projects to the Group's customers. Positive impacts include a growth in usage and revenue as people spent more time on online entertainment, remote working, streaming or otherwise interacting online due to work, school, travel and other restriction.

        The global impact of COVID-19 continues to rapidly evolve, and the Group will continue to monitor the situation and the effects on the Group's business and operations closely. The Group does not yet know the full extent of potential impacts on the business or operations or on the global economy as a whole, particularly if the COVID-19 pandemic continues and persists for an extended period of time. Given the uncertainty, the Group cannot reasonably estimate the impact on the future results of operations, cash flows, or financial condition.

22. PARENT ONLY FINANCIAL INFORMATION

        The following condensed parent company financial information of Qiniu Limited has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2019 and 2020, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of convertible redeemable preferred shares or guarantees of Qiniu Limited, except for those, which have been separately disclosed in the consolidated financial statements.

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

22. PARENT ONLY FINANCIAL INFORMATION (Continued)

(a)
Condensed Balance Sheets

	As of December 31,
	2019	2020
	RMB	RMB
Assets
Current assets
Cash	750	8,897
Prepayments and other current assets	4,490	224

Total current assets	5,240	9,121

Non-current assets:
Investments in and amounts due from subsidiaries and consolidated VIEs	266,108	540,988

Total non-current assets	266,108	540,988

Total assets	271,348	550,109

Liabilities
Current liabilities
Accounts payable	1,922	4,168
Accrued expenses	—	158

Total current liabilities and total liabilities	1,922	4,326

Mezzanine equity
Redeemable Convertible Preferred Shares	2,564,622	2,855,456

Total mezzanine equity	2,564,622	2,855,456

Shareholders' deficit:
Ordinary shares	31	31
Accumulated other comprehensive loss	(128,587)	41,434
Accumulated deficit	(2,166,640)	(2,351,138)

Total shareholders' deficit	(2,295,196)	(2,309,673)

Total liabilities, mezzanine equity and shareholders' deficit	271,348	550,109

QINIU LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

22. PARENT ONLY FINANCIAL INFORMATION (Continued)

(b)
Condensed Statement of Operations

	Year ended December 31,
	2019	2020
	RMB	RMB
Total operating expenses	(3,118)	(3,099)
Share of losses from subsidiaries and consolidated VIEs	(125,126)	(16,184)

Loss before income taxes	(128,244)	(19,283)
Income tax expense	—	—

Net loss	(128,244)	(19,283)

(c)
Condensed Statement of Cash Flows

	Year ended December 31,
	2019	2020
	RMB	RMB
Net cash used in operating activities	(2,162)	(2,879)
Net cash used in investing activities	(103,097)	(346,360)
Net cash provided by financing activities	101,186	358,627
Effect of foreign currency exchange rate changes on cash	(62)	(1,241)

Net (decrease) increase in cash	(4,135)	8,147
Cash at the beginning of the year	4,885	750

Cash at the end of the year	750	8,897

QINIU LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB	US$ (Note 1(b))
ASSETS
Current assets
Cash	140,129	176,372	26,920
Time deposits	398,019	298,994	45,635
Accounts receivable, net (including accounts receivable, net, of VIEs that can only be used to settle the VIEs' obligations of RMB2,863 and nil as of December 31, 2020 and March 31, 2021, respectively)	161,959	184,435	28,150
Amounts due from related parties	21,291	40,255	6,144
Prepayments and other current assets	29,980	34,332	5,241

Total current assets	751,378	734,388	112,090

Non-current assets
Long-term investments	65,230	95,678	14,603
Property and equipment, net (including property and equipment, net of VIEs that can only be used to settle the VIEs' obligations of RMB32,746 and RMB12,130 as of December 31, 2020 and March 31, 2021, respectively)	139,402	133,618	20,394
Intangible assets, net	1,532	1,209	184

Total non-current assets	206,164	230,505	35,181

Total assets	957,542	964,893	147,271

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QINIU LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands except for share data)

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB	US$ (Note 1(b))
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT
Current liabilities
Short-term borrowings (including short-term borrowings of VIEs without recourse to the Company of RMB12,013 and nil as of December 31, 2020 and March 31, 2021, respectively)	12,013	—	—
Accounts payable (including accounts payable of VIEs without recourse to the Company of RMB39,240 and RMB64,328 as of December 31, 2020 and March 31, 2021, respectively)	43,408	67,183	10,254
Contract liabilities (including contract liabilities of VIEs without recourse to the Company of RMB99,473 and RMB96,713 as of December 31, 2020 and March 31, 2021, respectively)	99,473	96,713	14,761
Amounts due to related parties (including amounts due to related parties of VIEs without recourse to the Company of RMB93,785 and RMB92,373 as of December 31, 2020 and March 31, 2021, respectively)	93,785	92,373	14,099
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIEs without recourse to the Company of RMB144,522 and RMB122,918 as of December 31, 2020 and March 31, 2021, respectively)	159,420	139,435	21,281

Total current liabilities	408,099	395,704	60,395

Non-current liabilities
Other long-term liabilities (including other long-term liabilities of VIEs without recourse to the Company of RMB3,660 and RMB3,059 as of December 31, 2020 and March 31, 2021, respectively)	3,660	3,059	467

Total non-current liabilities	3,660	3,059	467

Total liabilities	411,759	398,763	60,862

Commitments and contingencies (Note 17)
Mezzanine equity
Redeemable Convertible Preferred Shares (US$0.0001 par value per share, 155,442,246 shares authorised, issued and outstanding as of December 31, 2020 and March 31, 2021; Redemption value of RMB2,855,456 and RMB2,875,762 as of December 31, 2020 and March 31, 2021, respectively; Liquidation preference of RMB1,943,272 and RMB1,957,091 as of December 31, 2020 and March 31, 2021, respectively)	2,855,456	2,875,762	438,927

Total mezzanine equity	2,855,456	2,875,762	438,927

Shareholders' deficit:
Ordinary Shares (US$0.0001 par value, 344,557,754 shares authorised as of December 31, 2020 and March 31, 2021; 48,657,140 shares issued and outstanding as of December 31, 2020 and March 31, 2021)	31	31	5
Additional paid-in capital	—	14,294	2,182
Accumulated other comprehensive income	41,434	54,672	8,345
Accumulated deficit	(2,351,138)	(2,378,629)	(363,050)

Total shareholders' deficit	(2,309,673)	(2,309,632)	(352,518)

Total liabilities, mezzanine equity and shareholders' deficit	957,542	964,893	147,271

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QINIU LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for share data and per share data)

	Three months ended March 31,
	2020	2021
	RMB	RMB	US$ (Note 1(b))
Revenues (including revenues resulting from transactions with related parties of RMB9,465 and RMB11,770 for the three months ended March 31, 2020 and 2021, respectively)	285,597	322,535	49,228
Cost of revenues (including cost of revenues resulting from transactions with related parties of RMB97,102 and RMB127,781 for the three months ended March 31, 2020 and 2021, respectively)	(199,782)	(248,217)	(37,885)

Gross profit	85,815	74,318	11,343
Operating expenses:
Research and development expenses	(22,074)	(29,137)	(4,447)
Selling and marketing expenses	(19,529)	(45,789)	(6,989)
General and administrative expenses	(20,839)	(27,920)	(4,262)

Total operating expenses	(62,442)	(102,846)	(15,698)

Operating income (loss)	23,373	(28,528)	(4,355)
Interest expenses	(1,429)	(263)	(40)
Interest income	1,177	1,049	160
Investment income, net	467	—	—
Foreign currency exchange losses, net	(1,084)	(1,155)	(176)
Change in fair value of a long-term investment	—	318	49
Share of losses of equity method investments	(14)	(13)	(2)
Other income	1,233	1,101	168

Income (loss) before income taxes	23,723	(27,491)	(4,196)
Income tax expense	—	—	—

Net income (loss)	23,723	(27,491)	(4,196)

Net income (loss) attributable to Qiniu Limited	23,723	(27,491)	(4,196)
Net income (loss)	23,723	(27,491)	(4,196)
Other comprehensive (loss) income:
Foreign currency translation adjustment, net of nil income taxes	(36,532)	(16,905)	(2,580)
Net unrealized holding gains on available-for-sale debt securities, net of nil income taxes	648	30,143	4,601

Total other comprehensive (loss) income	(35,884)	13,238	2,021

Comprehensive loss	(12,161)	(14,253)	(2,175)

Net loss per ordinary share
—Basic and diluted	—	(0.56)	(0.09)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
—Basic and diluted	48,657,140	48,657,140	48,657,140

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QINIU LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three months ended March 31,
	2020	2021
	RMB	RMB	US$ (Note 1(b))
Operating activities:
Net cash used in operating activities	(1,435)	(33,478)	(5,110)
Investing activities:
Purchase of property and equipment	(1,815)	(9,216)	(1,407)
Proceeds from disposal of property and equipment	64	279	43
Purchase of short-term investments	(203,900)	—	—
Proceeds from sale of short-term investments	233,367	—	—
Loans provided to investees	(2,000)	—	—
Advances to executive management	(5,134)	—	—
Proceeds from collection of advances to executive management	4,000	—	—
Purchase of time deposits	(80,809)	—	—
Proceeds from maturity of time deposits	82,718	101,855	15,546

Net cash provided by investing activities	26,491	92,918	14,182

Financing activities:
Repayment of capital lease obligations	(3,028)	(2,457)	(375)
Payment of offering costs	—	(8,090)	(1,235)
Proceeds from borrowings	20,000	—	—
Repayment of borrowings	(24,940)	(12,013)	(1,833)
Repurchase of vested share options	—	(53)	(8)

Net cash used in financing activities	(7,968)	(22,613)	(3,451)

Effect of foreign currency exchange rate changes on cash	1,681	(584)	(89)

Net increase in cash	18,769	36,243	5,532

Cash at the beginning of the period	120,009	140,129	21,388

Cash at the end of the period	138,778	176,372	26,920

Supplemental information
Interest paid	1,429	263	40
Non-cash investing and financing activities:
Purchase of property and equipment included in accounts payable, accrued expenses and other current liabilities	817	1,537	235

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

QINIU LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)
Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements of Qiniu Limited ("the Company"), its wholly-owned subsidiaries and variable interest entities ("VIEs") (collectively referred to "the Group") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the United States Securities and Exchange Commission. The consolidated balance sheet as of December 31, 2020 was derived from the audited consolidated financial statements of the Group. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated balance sheet of the Group as of December 31, 2020, and the related consolidated statements of comprehensive loss, changes in shareholders' deficit and cash flows for the year then ended.

        In the opinion of the management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of March 31, 2021, the results of operations and cash flows for the three months ended March 31, 2020 and 2021, have been made.

        The preparation of unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates include, but not limited to, estimated standalone selling price of performance obligations, the allowance for doubtful accounts receivable, the useful lives and recoverability of property and equipment, recoverability of equity securities, the fair values of share based compensation awards, ordinary shares and available-for-sale debt securities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

(b)
Convenience Translation

        Translations of the unaudited condensed consolidated financial statements from RMB into US$ as of and for the three months ended March 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.5518, representing the noon buying rate in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of Federal Reserve Board on March 31, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2021, or at any other rate.

(c)
Summary financial information of the Group's VIEs in the unaudited condensed consolidated financial statements

        The following unaudited condensed consolidated assets and liabilities information of the Group's VIEs as of December 31, 2020 and March 31, 2021, and consolidated revenues, net loss and cash flow

QINIU LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

information for the three months ended March 31, 2020 and 2021, have been included in the accompanying unaudited condensed consolidated financial statements:

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
Cash	113,880	160,500
Accounts receivable, net*	161,959	184,435
Amounts due from related parties**	335,253	366,688
Prepayments and other current assets	27,381	25,590

Total current assets	638,473	737,213

Long-term investments	63,527	93,988
Property and equipment, net***	134,568	129,328
Intangible assets, net	1,532	1,209

Total assets	838,100	961,738

Short-term borrowings and current portion of long-term borrowings	12,013	—
Accounts payable	39,240	64,328
Contract liabilities	99,473	96,713
Amounts due to related parties****	1,198,119	1,301,820
Accrued expenses and other current liabilities	144,522	122,918

Total current liabilities	1,493,367	1,585,779

Other long-term liabilities	3,660	3,059

Total liabilities	1,497,027	1,588,838

*
Accounts receivable, net, includes accounts receivable, net, of Qiniu Information that were pledged to bank borrowings. As of December 31, 2020 and March 31, 2021, pledged accounts receivable of VIEs were RMB2,863 and nil, respectively.

**
As of December 31, 2020 and March 31, 2021, amounts due from related parties include amounts of RMB314,544 and RMB327,014, respectively, due from the Company and its wholly-owned subsidiaries, which are eliminated upon consolidation.

***
Property and equipment, net include property and equipment, net, of Qiniu Information that were pledged to capital lease obligations. As of December 31, 2020 and March 31, 2021, pledged property and equipment, net, of VIEs were RMB32,746 and RMB12,130, respectively.

QINIU LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

****
As of December 31, 2020 and March 31, 2021, amounts due to related parties include amounts of RMB 1,104,334 and RMB1,209,447, respectively, due to the Company and its wholly-owned subsidiaries, which are eliminated upon consolidation.

	Three months ended March 31,
	2020	2021
	RMB	RMB
Revenues	285,597	322,535
Net income (loss)	35,874	(3,723)
Net cash provided by (used in) operating activities	1,467	(29,102)
Net cash provided by (used in) investing activities	24,625	(9,013)
Net cash (used in) provided by financing activities*	(7,968)	84,735
Net increase in cash	18,124	46,620
Cash at the beginning of the period	113,085	113,880
Cash at the end of the period	131,209	160,500

*
Net cash provided by financing activities includes amounts of nil and RMB101,158 received from the Company and its wholly-owned subsidiaries for the three months ended March 31, 2020 and 2021, respectively, which are eliminated upon consolidation.

        In accordance with VIE Agreements, the Company, through Shanghai Kongshan has the power to direct the activities of the VIEs. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for property and equipment, net of RMB12,130 that were pledged to capital lease obligations and paid-in-capital of RMB7,050 as of March 31, 2021. The creditors of VIEs do not have recourse to the general credit of the Company and its wholly-owned subsidiaries.

QINIU LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)
Concentration and Risk

Concentration of Cash

        Cash at bank is deposited in financial institutions at below locations:

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB
Cash balances include deposits in:
Financial institutions in the mainland of the PRC
—Denominated in RMB	114,401	161,184
—Denominated in US$	16,048	6,843

Total cash balances held at mainland PRC financial institutions	130,449	168,027

Financial institutions in Hong Kong
—Denominated in US$	323	326
—Denominated in Hong Kong Dollar	475	477

Total cash balances held at Hong Kong financial institutions	798	803

Financial institutions in United States
—Denominated in US$	8,882	7,542

Total cash balances held at United States financial institutions	8,882	7,542

Total cash balances held at financial institutions	140,129	176,372

Concentration of customers and suppliers

        One customer represents 10.5% of total revenues of the Group for the three months ended March 31, 2020 and 2021.

QINIU LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Two customers individually represent greater than 10% of total accounts receivable balance of the Group as of December 31, 2020 and March 31, 2021, respectively. Accounts receivable balances from these customers are as follows:

	As of December 31, 2020	As of March 31, 2021
	proportion of total accounts receivable balance	proportion of total accounts receivable balance
Customer A	22.8%	21.3%
Customer B	*	10.4%
Customer C	11.7%	*

*
Less than 10% of the Group's accounts receivable as of the respective balance sheet dates.

        The Group purchases 58.9% and 59.4% of its cloud, internet data center services and hardware from two suppliers for the three months ended March 31, 2020 and 2021, respectively. Purchase amounts from each supplier for the three months ended March 31, 2020 and 2021 are as follows:

	Three months ended March 31, 2020	Three months ended March 31, 2021
	proportion of cost of revenues	proportion of cost of revenues
Supplier A	48.1%	49.9%
Supplier B	10.8%	9.5%

        Although there are a limited number of providers of particular cloud, internet data center services and hardware, management believes that other service providers could provide similar services on comparable terms. A change in cloud, internet data center service and hardware providers, however, could cause negatively impact on the business operation and a possible loss of sales, which would affect operating results adversely.

Concentration of credit risk

        Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, time deposits, accounts receivable and amounts due from related parties.

        The Group's policy requires cash and time deposits to be placed with high-quality financial institutions and to limit the amount of credit risk from any one institution. The Group regularly evaluates the credit standing of the counterparties or financial institutions.

        The Group conducts credit evaluations on its customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on past history of making payments when due and current ability to pay, taking into account information specific to the customer as well as

QINIU LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

pertaining to the economic environment in which the customer operates. Based on this analysis, the Group determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Company will not provide the services or sell the products to the customer or require the customer to pay cash to secure payment or to make significant down payments.

2. ACCOUNTS RECEIVABLE, NET

        Accounts receivable, net, consisted of the following:

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
Accounts receivable from third parties	170,473	194,403
Allowance for doubtful accounts	(8,514)	(9,968)

Accounts Receivable, net	161,959	184,435

        The movement of the allowance for doubtful accounts is as follows:

	Year ended December 31,	Three months ended March 31,
	2020	2021
	RMB	RMB
Balance at the beginning of the period	8,476	8,514
Additions charged to bad debt expense	38	1,454

Balance at the end of the period	8,514	9,968

QINIU LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

3. PREPAYMENTS AND OTHER CURRENT ASSETS

        Prepayments and other current assets as of December 31, 2020 and March 31, 2021 consisted of the following:

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
Deferred offering costs*	600	8,090
Advance to suppliers	6,329	5,332
Deposits	4,867	4,833
Contract costs	4,448	2,580
VAT recoverable	6,950	1,688
Others	6,786	11,809

Prepayments and Other Current Assets	29,980	34,332

*
Direct costs incurred by the Company attributable to its proposed IPO of ordinary shares in the United States have been deferred and recorded as deferred offering costs and will be offset against the gross proceeds received from such offering.

4. LONG-TERM INVESTMENTS

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
Available-for-sale debt securities	19,579	49,722
Less: impairment of available-for-sale debt securities	(1,768)	(1,768)

Available-for-sale debt securities, net	17,811	47,954

Equity method investments	1,703	1,690
Less: impairment of equity method investments	—	—

Total equity method investments, net	1,703	1,690

Equity securities	45,716	46,034
Less: impairment of equity securities	—	—

Total equity securities, net	45,716	46,034

Total long-term investments	65,230	95,678

Available-for-sale debt securities

        Unrealized gains of RMB648 and RMB30,143, net of nil income taxes were recorded in other comprehensive income for the three months ended March 31, 2020 and 2021, respectively. Management

QINIU LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

4. LONG-TERM INVESTMENTS (Continued)

evaluated whether there was an other-than-temporary impairment based on the facts and circumstances. There was no other-than-temporary loss for the three months ended March 31, 2020 and 2021.

Equity method investments

        The Group had a number of equity method investments which was individually and in aggregate immaterial to the Group's financial condition or results of operations.

        Management evaluated whether there was other-than-temporary impairment based on the facts, including recent financing activities, projected and historical financial performance. The Group performed an impairment analysis and no impairment loss was recognised for the three months ended March 31, 2020 and 2021, respectively.

Equity securities

        The Group accounts for these investments as equity securities since these investments do not have readily determinable fair value. The Group measures equity securities without readily determinable fair value at cost less any impairments, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar securities of the same issuer.

        There was no orderly transaction for an identical or a similar investment of these companies for the three-months ended March 31, 2020.

        A gain of RMB318 was recognised relating to one equity security based on observable price in orderly transactions for the similar securities in February 2021.

        No impairment on these investments was recognised for the the three-months ended March 31, 2020 and 2021.

5. PROPERTY AND EQUIPMENT, NET

        Property and equipment, net, as of December 31, 2020 and March 31, 2021 consisted of the following:

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
Servers and computer equipment	365,213	365,851
Leasehold improvements	14,479	14,479
Office equipment and furniture	12,150	12,150

Property and Equipment	391,842	392,480
Less: Accumulated depreciation	(252,440)	(258,862)

Property and Equipment, net	139,402	133,618

QINIU LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

5. PROPERTY AND EQUIPMENT, NET (Continued)

        The carrying amounts of the Group's property and equipment, net, acquired under capital leases as of December 31, 2020 and March 31, 2021 were as follows:

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
Servers and computer equipment	36,580	23,685

Property and Equipment	36,580	23,685
Less: Accumulated depreciation	(16,791)	(11,555)

Property and Equipment, net	19,789	12,130

        As of March 31, 2021, the carrying amounts of the Group's property and equipment, net, acquired under capital leases of RMB12,130 were pledged to the lessors.

        Depreciation expenses were RMB16,553 and RMB15,985 for the three months ended March 31, 2020 and 2021, respectively.

        Depreciation expenses on property and equipment were allocated to the following expense items:

	Three months ended March 31,
	2020	2021
	RMB	RMB
Cost of revenues	14,892	14,268
Research and development expenses	513	524
Selling and marketing expenses	267	322
General and administrative expenses	881	871

Total gross depreciation expenses	16,553	15,985

        The Group entered into agreements with investees to sublease servers. Sublease rental income of RMB572 and nil were recognised as reductions of depreciation expenses, for the three months ended March 31, 2020 and 2021.

6. INTANGIBLE ASSETS, NET

        The following table summarizes the Group's intangible assets, as of December 31, 2020 and March 31, 2021.

	As of December 31, 2020
	Gross carrying amount	Accumulated amortisation	Net carrying amount
	RMB	RMB	RMB
Software	6,672	(5,140)	1,532

QINIU LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

6. INTANGIBLE ASSETS, NET (Continued)

	As of March 31, 2021
	Gross carrying amount	Accumulated amortisation	Net carrying amount
	RMB	RMB	RMB
Software	6,672	(5,463)	1,209

        Amortisation expenses for intangible assets were RMB323 and RMB323 for the three months ended March 31, 2020 and 2021, respectively.

        As of March 31, 2021, the estimated amortisation expense for the next five years is as follows:

RMB
Nine months ended December 31, 2021	908
2022	301
2023 and thereafter	—

7. BORROWINGS

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
Secured bank loans	10,000	—
Other secured borrowings	2,013	—

Short-term borrowings and current portion of long-term borrowings	12,013	—

        In January, February and March of 2020, the Group entered into three one-year loans with Bank of Jiangsu and drew down a total of RMB20,000 secured bank loans for purpose of working capital in 2020. The loans of RMB10,000 and RMB 10,000 were repaid to Bank of Jiangsu on March 18, 2020 and February 18, 2021, respectively. The Group repaid other secured borrowings of RMB 2,013 in January 2021.

QINIU LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
Accrued payroll and social insurance	54,675	63,990
Accrued payables for network bandwidth	75,001	56,493
Individual income taxes payables	3,461	6,689
Capital lease obligations	3,521	1,150
Accrued rental expenses	527	213
Accrued payables for hardware	14,772	5,288
Other payables	7,463	5,612

Accrued Expenses and Other Current Liabilities	159,420	139,435

9. LEASES

Capital leases

        The Group's capital lease obligations are summarized as follows:

	As of December 31, 2020		As of March 31, 2021
	Present value of the minimum lease payments	Total minimum lease payments	Present value of the minimum lease payments	Total minimum lease payments
	RMB	RMB	RMB	RMB
Within 1 year	3,521	3,632	1,150	1,175

	3,521	3,632		1,175
Less: total future interest expenses		(111)		(25)

Present value of lease obligations		3,521		1,150

Operating leases

        The Group leases its offices under non-cancelable lease agreements that are classified as operating leases. All of the Group's operating leases expire in 2024. Gross rental expenses were RMB3,491 and RMB3,685 for the three months ended March 31, 2020 and 2021, respectively.

        Future minimum operating lease payments as of March 31, 2021 are summarized as follow:

RMB
Nine months ended December 31, 2021	11,539
2022	12,849
2023	11,692
2024	4,736
2025 and thereafter	—

QINIU LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

9. LEASES (Continued)

        The Group enters into agreements with one investee to sublease office. Sublease rental income of RMB732 and RMB6 was recognised as reductions of gross rental expenses for the three months ended March 31, 2020 and 2021, respectively.

10. OTHER LONG-TERM LIABILITIES

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
Government grants	3,660	3,059

11. REDEEMABLE CONVERTIBLE PREFERRED SHARES

        In January 31, 2021, a letter of undertaking was signed by the Company's Redeemable Convertible Preferred Shares investors and all investors have undertaken that they will not exercise their redemption rights at any time on or before December 31, 2022.

        As of March 31, 2021, the Company's Series A to F Redeemable Convertible Preferred Shares (collectively referred as "Preferred Shares") consisted of the following:

Series	Shares Authorised, Issued and Outstanding	Issuance Price Per Share	Carrying amount		Redemption Amount		Liquidation Preferece
		US$	US$	RMB	US$	RMB	US$	RMB
A	5,227,732	0.08	836	5,496	836	5,496	418	2,747
B	9,205,161	0.27	3,728	24,498	3,728	24,498	2,485	16,330
C-1	7,469,416	0.74	8,329	54,731	8,329	54,731	5,553	36,490
C-2	12,042,958	0.83	14,920	98,047	14,920	98,047	9,947	65,365
D	28,651,471	1.92	82,554	542,488	82,554	542,488	55,036	361,658
E-1	27,306,809	1.76	72,223	474,602	72,223	474,602	48,149	316,401
E-2	37,672,523	2.20	124,549	818,452	124,549	818,452	83,033	545,635
F	27,866,176	3.34	130,484	857,448	130,484	857,448	93,203	612,465

	155,442,246		437,623	2,875,762	437,623	2,875,762	297,824	1,957,091

        The Group's Preferred Shares activities consist of the following:

	Series A Preferred Shares	Series B Preferred Shares	Series C-1 Preferred Shares	Series C-2 Preferred Shares	Series D Preferred Shares	Series E-1 Preferred Shares	Series E-2 Preferred Shares	Series F Preferred Shares	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	5,458	24,326	54,344	97,354	538,657	471,251	812,673	851,393	2,855,456
Foreign currency translation adjustment	38	172	387	693	3,831	3,351	5,779	6,055	20,306

Balance as of March 31, 2021	5,496	24,498	54,731	98,047	542,488	474,602	818,452	857,448	2,875,762

QINIU LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

12. SHARE-BASED COMPENSATION

        The Company granted 95,000 and 620,250 stock options to its employees for the three months ended March 31, 2020 and 2021, respectively. Certain granted share options are vested immediately upon the grant date and remaining granted share options are vested in equal tranches every month over the next 48 months.

        In the first quarter of 2021, the Group repurchased 9,844 vested options from former employees in exchange for a total consideration of US$8 (equivalent to RMB53). The consideration was fully settled in cash prior to March 31, 2021. The amount was recorded against additional paid-in-capital. The number of shares issuable under the Company's option scheme is reduced by the canceled options repurchased from the former employees.

        A summary of the share options activities for the three months ended March 31, 2021 is presented below:

	Number of shares	Weighted average exercise price	Weighted average grant-date fair value	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$		US$
Outstanding at January 1, 2021	12,048,002	1.42	0.94
Granted	620,250	1.30	3.19
Expired	(76,646)	1.79	0.63
Forfeited	(94,032)	2.78	1.03
Repurchased	(9,844)	2.02	0.70

Outstanding at March 31, 2021	12,487,730	1.40	1.05

Vested and expected to vest as of March 31, 2021	12,487,730	1.40	1.05	6.87	34,614

Exercisable as of March 31, 2021	6,839,136	0.97	0.71	5.46	21,901

        The fair values of the options granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used:

	Three months ended March 31,		Three months ended March 31,
	2020		2021
Grant dates:
Risk-free rate of return		1.2%		1.2%
Volatility		51.9%		53.2%
Expected dividend yield		0.0%		0.0%
Exercise multiple		2.2		2.2
Fair value of underlying ordinary share	US$	2.0	US$	4.3
Expected terms		10 years		10 years

QINIU LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

12. SHARE-BASED COMPENSATION (Continued)

        The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company's options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Company's options in effect at the option valuation date. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. Expected term is the contract life of the option.

        The weighted average grant date fair value of the share options granted for the three months ended March 31, 2020 and 2021 was US$0.89 and US$3.19 per option, respectively.The aggregate fair value of the share options vested for the three months ended March 31, 2020 and 2021 were RMB4,089 and RMB9,260, respectively. Compensation expense recognised for the three months ended March 31, 2020 and 2021 is allocated to the following expense items.

	Three months ended March 31,
	2020	2021
	RMB	RMB
Cost of revenues	(15)	400
Research and development expenses	1,104	199
Selling and marketing expenses	1,265	10,194
General and administrative expenses	1,150	3,554

Total share option compensation expenses	3,504	14,347

        As of March 31, 2021, RMB31,390 of total unrecognised compensation expense related to share options is expected to be recognised over a weighted-average period of 1.47 years. Total unrecognised compensation cost may be adjusted for actual forfeitures occurring in the future.

13. FAIR VALUE MEASUREMENT

        The carrying amounts of cash, time deposits, accounts receivable, amounts due from related parties, prepayments and other current assets, accounts payable, amounts due to related parties and other payables included in accrued expenses and other current liabilities as of March 31, 2021 approximate their fair values because of short maturity of these instruments. The following tables present the fair value hierarchy for those assets measured at fair value on a recurring basis as of March 31, 2021:

	As of March 31, 2021
				Total Fair Value
	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Assets
Long-term investments
Available-for-sale debt securities	—	—	47,954	47,954

QINIU LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

13. FAIR VALUE MEASUREMENT (Continued)

        The table below reflects the reconciliation from the opening balances to the closing balances for recurring fair value measurements of the fair value hierarchy for the three months ended March 31, 2021:

		Three months ended March 31, 2021
	As of January 1, 2021	Gains Included in Other Comprehensive Loss	As of March 31, 2021
	RMB	RMB	RMB
Assets
Long-term investments
Available-for-sale debt securities	17,811	30,143	47,954

        The Group measured the fair values of available-for-sale debt securities based on the market approach when no recent transactions are available. The market approach takes into consideration a number of factors in the industry as well as the risk-free rate of return and volatility, and requires the Company to make certain assumptions and estimates regarding industry factors. Specifically, some of the significant unobservable inputs included the possibility of different scenario as well as related volatility. The assumptions are inherently uncertain and subjective. Changes in any unobservable inputs may have a significant impact on the fair values.

Three months ended March 31,
2021
Risk-free rate of return	3.0%
Weighted-average of volatility	40.6%

14. INCOME TAX

        The statutory income tax rate for the Group is 25% for the three months ended March 31, 2020 and 2021. The effective income tax rate for the three months ended March 31, 2020 and 2021 was nil. The effective income tax rate for the three months ended March 31, 2020 and 2021 differs from the PRC statutory income tax rate of 25% primarily due to the recognition of full valuation allowance for deferred income tax assets of loss-making entities.

QINIU LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

15. NET LOSS PER SHARE

        The following table sets forth the basic and diluted net loss per ordinary share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	Three months ended March 31,
	2020	2021
	RMB	RMB
Numerator:
Net income (loss)	23,723	(27,491)
Earnings attributable to Series A to F Redeemable Convertible Preferred Shareholders	(23,723)	—

Numerator for basic and diluted net loss per ordinary share calculation	—	(27,491)

Denominator:
Weighted average number of ordinary shares	48,657,140	48,657,140

Denominator for basic and diluted net loss per ordinary share calculation	48,657,140	48,657,140

Net loss per ordinary share attributable to ordinary shareholders
—Basic and diluted	—	(0.56)

        The Company's Preferred Shares are participating securities as they participate in undistributed earnings according to a pre-determined formula. The Preferred Shares do not have a contractual obligation to fund or otherwise absorb the Group's losses. For the calculation of basic and diluted loss per share for the three months ended March 31, 2020, total net income during the period, which was less than the non-cumulative preference dividends the Preferred Shareholders are entitled to, was proportionally attributable to Preferred Shareholders. As such, the basis and diluted loss per share attributable to ordinary shareholders was nil for the three months ended March 31, 2020.

        Securities that could potentially dilute basic net loss per ordinary share in the future that were not included in the computation of diluted net loss per ordinary share because to do so would have been anti-dilutive for the three months ended March 31, 2020 and 2021 are as follows:

	Three months ended March 31,
	2020	2021
Share options	14,101,431	12,487,730
Redeemable Convertible Preferred Shares	—	155,442,246

QINIU LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

16. REVENUE INFORMATION

        The Group's revenues are disaggregated by major products/service lines, timing of revenue recoginiton and geographic information as follows:

	Three months ended March 31,
Major products/services lines	2020	2021
	RMB	RMB
MPaaS solution services	270,266	301,141
DPaaS solution services	1,161	7,955
Other cloud services	14,170	13,439

Revenues	285,597	322,535

	Three months ended March 31,
Timing of revenue recognition	2020	2021
	RMB	RMB
Revenue over time	263,980	227,048
Revenue at a point in time	21,617	95,487

Revenues	285,597	322,535

Geographic information

        97.0% of the property and equipment of the Group are physically located in the PRC. The geographical location of customers is based on the location at which the customers operate and all of the Group's revenue is derived from operations in the PRC for the three months ended March 31, 2020 and 2021.

QINIU LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

16. REVENUE INFORMATION (Continued)

Contract Liabilities

        As of March 31, 2021, the amounts of contract liabilities are RMB96,713. Changes in the contract liabilities balance for the three months ended March 31, 2021 are as follows:

Three months ended March 31,
2021
RMB
Balance at the beginning of the period (including amounts due to related parties of RMB597)	100,070
Revenue recognised from opening balance of contract liablities	(44,748)
Increase due to cash received	107,500
Revenue recognised from cash received during the period	(65,629)

Balance at the end of the period (including amounts due to related parties of RMB480)	97,193

        As of March 31, 2021, the aggregate amount of transaction price allocated to the remaining performance obligations under the Group's existing contracts is RMB7,784. This amount represents revenue expected to be recognised in the future from the provision of maintenance services. The Group will recognise the revenue in future during the maintenance service period, which is expected to occur over the next 12 months to 60 months.

        The Group has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

17. COMMITMENTS AND CONTINGENCIES

        The Group's lease commitments are disclosed in Note 9. Except for those disclosed Note 9, the Group did not have any other commitments or long-term obligations as of March 31, 2021.

QINIU LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

18. RELATED PARTY TRANSACTIONS

(a)
Related party transactions

        During the year ended December 31, 2020 and the three months ended March 31, 2021, the related parties of the Group are as follows:

Name of party	Relationship
Alibaba and its subsidiaries ("Alibaba Group")	Entitities controlled by an investor who has significant influence over the Company
Hangzhou Oudun Qiniu Technology Co., Ltd.	Entity which is significantly influenced by the Group
Hangzhou Yima Technology Co., Ltd.	Entity which is significantly influenced by the Group
Shanghai Shanma Intelligent Technology Co., Ltd	Entity which is significantly influenced by the Group
Shanghai Jingduo Information Technology Co., Ltd.	Entity which is significantly influenced by the Group
Beijing Taiwu Network Technology Co., Ltd.	Entity which is significantly influenced by the Group
Beijing Kongji Technology Co., Ltd	Entity which is significantly influenced by founder

        During the three months ended March 31, 2020 and 2021, the Group entered into the following material related party transactions:

	Three months ended March 31,
	2020	2021
	RMB	RMB
Revenues:
PaaS solution services to Alibaba Group(i)	9,229	11,240
PaaS solution services to other related parties(i)	236	530
Costs:
Purchase of cloud services and hardware from Alibaba Group(ii)	96,091	123,947
Purchase of licence and outsourced services(iii)	1,011	3,834
Investing activities:
Advances to executive management(iv)	5,134	—
Collection of advances to executive management(iv)	4,000	—
Loans provided to investees(v)	2,000	—
Expenses paid on behalf of related parties:
Expenses paid on behalf of investees(vi)	220	—
Others:
Provision of leasing services(vii)	1,304	6

QINIU LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

18. RELATED PARTY TRANSACTIONS (Continued)

(b)
Related party balances

        The outstanding balances mainly arising from the above transactions as of December 31, 2020 and March 31, 2021 are as follows:

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
Amounts due from related parties(i)(ii)(v)(vi)(vii)	21,291	40,255
Amounts due to related parties(i)(ii)(iii)	93,785	92,373

(i)
The Group provided PaaS solution services to certain subsidiaries of Alibaba Group and other related parties. Amounts due from related parties include receivables from Alibaba Group and other related parties in the amount of RMB15,456 and RMB14 as of December 31, 2020, respectively. Amounts due from related parties include receivables from Alibaba Group and other related parties in the amount of RMB22,605 and nil as of March 31, 2021, respectively. Amounts due to related parties include contract liabilities to Alibaba Group and other related parties in the amount of RMB455 and RMB142 as of December 31, 2020, respectively. Amounts due to related parties include contract liabilities to Alibaba Group and other related parties in the amount of RMB455 and RMB25 as of March 31, 2021, respectively.

(ii)
The Group purchased cloud services and hardware from Alibaba Group. Amounts due to related parties include payables to Alibaba Group in the amount of RMB86,799 and RMB85,309 as of December 31, 2020 and March 31, 2021, respectively. Amounts due from related parties include prepayments to Alibaba Group in the amount of nil and RMB11,848 as of December 31, 2020 and March 31, 2021, respectively.

(iii)
The Group purchased licence and outsourced services from Shanghai Shanma Technology Co., Ltd. ("Shanghai Shanma") for the three months ended March 31, 2020 and from Shanghai Shanma, Shanghai Jingduo Technology Co., Ltd. ("Shanghai Jingduo"), Beijing Taiwu Network Technology Co., Ltd.("Beijing Taiwu") for the three months ended March 31, 2021. Amounts due to related parties include payables to Shanghai Shanma of RMB5,972 and RMB6,154 as of December 31, 2020 and March 31, 2021, respectively. Amounts due to related parties include payables to Beijing Taiwu of RMB272 and RMB285 as of December 31, 2020 and March 31, 2021, respectively. Amounts due to related parties include payables to other related parties of RMB145 as of December 31, 2020 and March 31, 2021.

(iv)
For the three months ended March 31, 2020 and 2021, the Group paid advances of RMB5,134 and nil to executive management which are interest-free and due on demand, respectively. For the three months ended March 31, 2020 and 2021, the Group collected RMB4,000 and nil from executive management, respectively. Amounts due from related parties include advances due from executive management amounted to nil as of December 31, 2020 and March 31, 2021.

QINIU LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

18. RELATED PARTY TRANSACTIONS (Continued)

(v)
In March 2020, the Group provided loans of RMB2,000 to Beijing Taiwu which were interest-free and due on demand. As of December 31, 2020 and March 31, 2020, amounts due from related parties include loans to Beijing Taiwu of RMB2,000.

(vi)
The Group paid certain expenses on behalf of Shanghai Shanma. As of December 31, 2020 and March 31, 2021, the amount paid on behalf of Shanghai Shanma in the amount of RMB168 were included in amounts due from related parties.

(vii)
The Group leased servers and office areas to its investee, Shanghai Shanma, for the three months ended March 31, 2020 and 2021. Amounts due from Shanghai Shanma include rent receivable of RMB3,653 and RMB3,634 as of December 31, 2020 and March 31, 2021, respectively.

19. CHANGES IN SHAREHOLDERS' DEFICIT

	Ordinary shares		Additional paid in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' deficit
	Number of ordinary shares	RMB	RMB	RMB	RMB	RMB
Balance as of Janurary 1, 2020	48,657,140	31	—	(128,587)	(2,166,640)	(2,295,196)
Net loss	—	—	—	—	23,723	23,723
Share-based compensation	—	—	3,504	—	—	3,504
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(36,532)	—	(36,532)
Net urealized holding gain on available-for-sale debt securities, net of nil income taxes	—	—	—	648	—	648

Balance as of March 31, 2020	48,657,140	31	3,504	(164,471)	(2,142,917)	(2,303,853)

QINIU LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands)

19. CHANGES IN SHAREHOLDERS' DEFICIT (Continued)

	Ordinary shares		Additional paid in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders' deficit
	Number of ordinary shares	RMB	RMB	RMB	RMB	RMB
Balance as of Janurary 1, 2021	48,657,140	31	—	41,434	(2,351,138)	(2,309,673)
Net loss	—	—	—	—	(27,491)	(27,491)
Share-based compensation	—	—	14,347	—	—	14,347
Repurchase of vested share options	—	—	(53)	—	—	(53)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(16,905)	—	(16,905)
Net unrealized holding gain on available-for-sale debt securities, net of nil income taxes	—	—	—	30,143	—	30,143

Balance as of March 31, 2021	48,657,140	31	14,294	54,672	(2,378,629)	(2,309,632)

Balance as of March 31, 2021—US$(Note 1(b))	48,657,140	5	2,182	8,345	(363,050)	(352,518)

20. SUBSEQUENT EVENTS

        Management has considered subsequent events through April 30, 2021, which was the date the unaudited condensed consolidated financial statements were issued.

Novel coronavirus (COVID-19) impact

        Since December 2019, the outbreak of COVID-19 has resulted in prolonged mandatory quarantines, lockdown, closures of businesses and facilities, travel restrictions and social distancing guidelines imposed by the governments worldwide. The Group experienced both adverse and positive impact of the business. Adverse impacts include lengthening of the sales cycle for some prospective customers and delays in the delivery of cloud solution projects to the Group's customers. Positive impacts include a growth in usage and revenue as people spent more time on online entertainment, remote working, streaming or otherwise interacting online due to work, school, travel and other restriction.

        The global impact of COVID-19 continues to rapidly evolve, and the Group will continue to monitor the situation and the effects on the Group's business and operations closely. The Group does not yet know the full extent of potential impacts on the business or operations or on the global economy as a whole, particularly if the COVID-19 pandemic continues and persists for an extended period of time. Given the uncertainty, the Group cannot reasonably estimate the impact on the future results of operations, cash flows, or financial condition.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.    Indemnification of Directors and Officers

        British Virgin Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. An indemnity will be void and of no effect and will not apply to a person unless the person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. Under our post-offering amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under British Virgin Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the British Virgin Islands or elsewhere.

        Pursuant to the form of indemnification agreements filed as Exhibit 10.3 to this Registration Statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

        The Underwriting Agreement, the form of which to be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.    Recent Sales of Unregistered Securities

        During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, pursuant to

Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or Rule 701 of the Securities Act. None of the transactions involved an underwriter.

Purchaser	Date of Issuance	Title and Number of Securities	Consideration
BOCOM International Asset Management Limited	October 26, 2018	8,550,976 Series F Preferred Shares	US$28,600,000
Qiniu BOCOM International No.1 Equity Fund	July 25, 2019	1,376,093 Series F Preferred Shares	US$4,602,547.73
Jumbo Sheen Amber LP	August 9, 2019	2,989,851 Series F Preferred Shares	US$10,000,000
EverestLu Holding Limited	May 27, 2020	14,949,256 Series F-1 Preferred Shares	US$50,000,000
Share-based Awards
Certain employees	During the past three years	Options to purchase a total of 7,942,083 ordinary shares	Past and future services provided by these individuals to us

Item 8.    Exhibits and Financial Statement Schedules

        (a)   Exhibits:

        See Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.

        (b)   Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements and the notes thereto.

Item 9.    Undertakings

        The undersigned hereby undertakes:

          (a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          (c)   The undersigned registrant hereby undertakes that:

            (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement
3.1		Tenth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2		Form of Eleventh Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering
4.1	*	Form of Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2		Registrant's Specimen Certificate for Ordinary Shares
4.3	*	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares
5.1		Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered
8.1		Opinion of Maples and Calder (Hong Kong) LLP regarding certain British Virgin Island tax matters (included in Exhibit 5.1)
8.2		Opinion of Fangda Partners regarding certain PRC tax matters (included in Exhibit 99.2)
10.1		2013 Share Plan, as currently in effect
10.2		2013 Share Plan (as amended), as effective upon completion of this offering
10.3		Form of Indemnification Agreement with each of the Registrant's directors and executive officers
10.4		Form of Employment Agreement between the Registrant and an executive officer of the Registrant
10.5		Form of Director Agreement
10.6
English translation of Exclusive Consultation and Technical Service Agreement between Kongshan Internet Technology (Shanghai) Co., Ltd. and Shanghai Qiniu Information Technology Co., Ltd., dated February 24, 2012, as amended and supplemented on January 28, 2013
10.7
English translation of Exclusive Consultation and Technical Service Agreement between Kongshan Internet Technology (Shanghai) Co., Ltd. and Beijing Kongshan Information Technology Co., Ltd., dated February 24, 2012, as amended and supplemented on January 28, 2013
10.8
English translation of Exclusive Consultation and Technical Service Agreement between Kongshan Internet Technology (Shanghai) Co., Ltd. and Shanghai Qiniu Internet Technology Co., Ltd., dated January 28, 2013
10.9
English translation of Business Operation Agreement among Kongshan Internet Technology (Shanghai) Co., Ltd., Shanghai Qiniu Information Technology Co., Ltd., Shiwei Xu and Guihua Lyu, dated February 24, 2012
10.10
English translation of Business Operation Agreement among Kongshan Internet Technology (Shanghai) Co., Ltd., Beijing Kongshan Information Technology Co., Ltd., Shiwei Xu and Guihua Lyu, dated February 24, 2012

Exhibit Number	Description of Document
10.11	English translation of Business Operation Agreement among Kongshan Internet Technology (Shanghai) Co., Ltd., Shanghai Qiniu Internet Technology Co., Ltd., Shiwei Xu and Guihua Lyu, dated January 28, 2013
10.12
English translation of Equity Pledge Agreement among Kongshan Internet Technology (Shanghai) Co., Ltd., Shiwei Xu and Guihua Lyu, as the shareholders of Shanghai Qiniu Information Technology Co., Ltd., dated February 24, 2012, as amended and supplemented on June 17, 2014 and September 19, 2016
10.13
English translation of Equity Pledge Agreement among Kongshan Internet Technology (Shanghai) Co., Ltd., Shiwei Xu and Guihua Lyu, as the shareholders of Beijing Kongshan Information Technology Co., Ltd., dated February 24, 2012, as amended and supplemented on May 22, 2017
10.14
English translation of Equity Pledge Agreement among Kongshan Internet Technology (Shanghai) Co., Ltd., Shiwei Xu and Guihua Lyu, as the shareholders of Shanghai Qiniu Internet Technology Co., Ltd., dated January 28, 2013
10.15
English translation of Exclusive Purchase Option Agreement among Kongshan Internet Technology (Shanghai) Co., Ltd. and Shiwei Xu, as the shareholder of Shanghai Qiniu Information Technology Co., Ltd., dated February 24, 2012
10.16
English translation of Exclusive Purchase Option Agreement among Kongshan Internet Technology (Shanghai) Co., Ltd. and Guihua Lyu, as the shareholder of Shanghai Qiniu Information Technology Co., Ltd., dated February 24, 2012
10.17
English translation of Exclusive Purchase Option Agreement among Kongshan Internet Technology (Shanghai) Co., Ltd. and Shiwei Xu, as the shareholder of Beijing Kongshan Information Technology Co., Ltd., dated February 24, 2012
10.18
English translation of Exclusive Purchase Option Agreement among Kongshan Internet Technology (Shanghai) Co., Ltd. and Guihua Lyu, as the shareholder of Beijing Kongshan Information Technology Co., Ltd., dated February 24, 2012
10.19
English translation of Exclusive Purchase Option Agreement among Kongshan Internet Technology (Shanghai) Co., Ltd. and Shiwei Xu, as the shareholder of Shanghai Qiniu Internet Technology Co., Ltd., dated January 28, 2013
10.20
English translation of Exclusive Purchase Option Agreement among Kongshan Internet Technology (Shanghai) Co., Ltd. and Guihua Lyu, as the shareholder of Shanghai Qiniu Internet Technology Co., Ltd., dated January 28, 2013
10.21	English translation of Power of Attorney signed by Shiwei Xu and Guihua Lyu, as the shareholders of Shanghai Qiniu Information Technology Co., Ltd., dated February 24, 2012, respectively
10.22	English translation of Power of Attorney signed by Shiwei Xu and Guihua Lyu, as the shareholders of Beijing Kongshan Information Technology Co., Ltd., dated February 24, 2012, respectively
10.23	English translation of Power of Attorney signed by Shiwei Xu and Guihua Lyu, as the shareholders of Shanghai Qiniu Internet Technology Co., Ltd., dated January 28, 2013, respectively
10.24	English translation of Spousal Consent executed by spouse of Shiwei Xu

Exhibit Number	Description of Document
10.25	English translation of Spousal Consent executed by spouse of Guihua Lyu
10.26
Series F Preferred Share Purchase Agreement by and among Qiniu Limited, BOCOM International Asset Management Limited, Qiniu BOCOM International No.1 Equity Fund, Shiwei Xu, Guihua Lyu, Qiniu (China) Limited, Kongshan Internet Technology (Shanghai) Co., Ltd., Beijing Kongshan Information Technology Co., Ltd., Shanghai Qiniu Information Technology Co., Ltd. and Shanghai Qiniu Internet Technology Co., Ltd., dated October 25, 2018, as amended
10.27
Series F Preferred Share Purchase Agreement by and among Qiniu Limited, Jumbo Sheen Amber LP, Shiwei Xu, Guihua Lyu, Qiniu (China) Limited, Kongshan Internet Technology (Shanghai) Co., Ltd., Beijing Kongshan Information Technology Co., Ltd., Shanghai Qiniu Information Technology Co., Ltd. and Shanghai Qiniu Internet Technology Co., Ltd., dated August 8, 2019
10.28
Series F-1 Preferred Share Purchase Agreement by and among Qiniu Limited, EverestLu Holding Limited, Shiwei Xu, Guihua Lyu, Qiniu (China) Limited, Kongshan Internet Technology (Shanghai) Co., Ltd., Beijing Kongshan Information Technology Co., Ltd., Shanghai Qiniu Information Technology Co., Ltd. and Shanghai Qiniu Internet Technology Co., Ltd., dated October 10, 2019
10.29	Qiniu Limited Ninth Amended and Restated Shareholders' Agreement dated October 10, 2019
21.1	Principal Subsidiaries and Variable Interest Entities of the Registrant
23.1	Consent of KPMG Huazhen LLP
23.2	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.3	Consent of Fangda Partners (included in Exhibit 99.2)
24.1	Powers of Attorney (included on signature page)
99.1	Code of Business Conduct and Ethics of the Registrant
99.2	Opinion of Fangda Partners regarding certain PRC law matters
99.3	Consent of Frost & Sullivan
99.4	Consent of Henry Dachuan Sha
99.5	Consent of Oliver Yucheng Chen

*
To be filed by amendment.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the People's Republic of China, on April 30, 2021.

Qiniu Limited
By:	/s/ SHIWEI XU
	Name:	Shiwei Xu
	Title:	Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Shiwei Xu and Qiang Ji and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on April 30, 2021 in the capacities indicated:

Signature	Title

/s/ SHIWEI XU Shiwei Xu	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)
/s/ GUIHUA LYU Guihua Lyu	Director and President
/s/ CHAO CHEN Chao Chen	Director and Chief Product Officer
/s/ QIANG JI Qiang Ji	Director and Chief Financial Officer (principal financial and accounting officer)
/s/ YANXIANG JIANG Yanxiang Jiang	Director

 SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Qiniu Limited, has signed this registration statement or amendment thereto in New York on April 30, 2021.

Authorized U.S. Representative
Cogency Global Inc.
By:	/s/ COLLEEN A. DE VRIES
	Name:	Colleen A. De Vries
	Title:	Senior Vice President